09045037

Issuer: SNS REAAL N.V.

2009 JAN -5 A 8:23

SUPPL

SNS REAAL

Legal Department
Croeselaan 1
P.O Box 8444
3503 RK Utrecht

T 030 - 291 53 65
F 030 - 291 52 87
E agnes.menken@snsreaal.nl

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

Our ref: JZG/2008/0378/YL/LP/B02

Datum 30 December 2008

Subject SNS REAAL N.V. /Exemption number 82-35168

Dear Sir/Madam,

Following SNS REAAL N.V.'s claim for exemption pursuant to Rule 12g3-2(b), we hereby furnish you the following enclosed documents that SNS REAAL N.V. assumes are required to be submitted pursuant to Rule 12g3-2(b) for the period 13 June 2008 up to and including 22 December 2008:

Document	Date
SNS REAAL closes sale of the shares of Swiss Life Belgium (by e-mail)	07-01-2008
SNS REAAL N.V. € 2.000.000.000 Debt Issuance Programme (the Prospectus)	07-16-2008
SNS REAAL's first half net profit down 3.8% to 226 million	08-14-2008
Cor van den Bos, member of the Executive Board, to leave SNS REAAL	08-14-2008
Chairman Supervisory Board SNS REAAL	08-14-2008
SNS REAAL NV € 2.000.0000.000 Debt Issuance Programme (the supplement)	08-19-2008
Hessel Dikkers joins SNS Bank N.V.	08-29-2008
SNS REAAL statement on Lehman Brothers exposure	09-17-2008
Ference Lamp to join the Executive Board of SNS REAAL N.V.	09-18-2008
SNS REAAL responds to AFM's Report on Unit-linked Policies	10-09-2008
Issue of core tier 1 securities / trading update 3rd quarter 2008	11-13-2008
Investor Day 2008 at SNS REAAL	11-20-2008
New appointments SNS REAAL	11-20-2008

Dew 1/8

SNS REAAL

SNS REAAL N.V. € 2.000.000.000 Debt Issuance Programme (second supplement)	12-01-2008
SNS REAAL completes issue of core Tier 1 securities	12-11-2008
Jos Nijhuis to be nominated for appointment of the SNS REAAL Supervisory Board	12-15-2008
Extract from the trade register of the Chamber of Commerce	12-23-2008
Dutch government Nominations representatives for SNS REAAL Supervisory Board	12-22-2008

With kind regards,

LL.M. Agnes M.M. Menken
Head of Legal

SNS REAAL closes sale of the shares of Swiss Life Belgium

SNS REAAL announced today that it has succesfully completed the sale of the shares of Swiss Life Belgium to Delta Lloyd Group for a final consideration of Euro 142 million in cash. The required approval of the relevant regulators and works councils has been obtained. The final consideration consists of (i) Euro 135 million based on financial data as at 31 December 2006, (ii) Euro 3.5 million reflecting the movement in 2007 of net asset value and (iii) Euro 3.4 million of accrued interest over 2008 up to the moment of closing.

The transaction includes the same indemnities and warranties as provided to SNS REAAL when it bought Swiss Life Belgium. The sale of the shares of Swiss Life Belgium will lead to a book profit of approximately Euro 20 million, which will be included in the result of the first half year of 2008

BASE PROSPECTUS DATED 16 July 2008

This document constitutes the base prospectus of SNS REAAL N.V. in respect of non-equity securities within the meaning of Art. 22 No. 6 (4) of the Commission Regulation (EC) No. 809/2004 of 29 April 2004 (the "**Prospectus**").

SNS REAAL

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

€ 2,000,000,000 Debt Issuance Programme

Under its € 2,000,000,000 Debt Issuance Programme (the "**Programme**") SNS REAAL N.V. (the "**Issuer**", or "**SNS REAAL**") may from time to time issue notes (the "**Notes**") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below), if any. The Issuer is part of a group formed by the Issuer and its direct and indirect subsidiaries ("**SNS REAAL Group**"). Subject as set out herein, the maximum aggregate nominal amount of the Notes from time to time outstanding under the Programme will not exceed € 2,000,000,000 (or its equivalent in other currencies calculated as described herein).

The Notes will be issued on a continuing basis to one or more of the Dealers specified under "Summary - Dealers" and "Summary – ESBG Dealers" and any additional Dealer appointed in respect of Notes under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis (each a "**Dealer**" and together the "**Dealers**"). Notes may be distributed by way of a public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution of each relevant series of Notes (a "**Series**") (or tranche thereof (a "**Tranche**")) will be stated in the relevant final terms (the "**Final Terms**").

The full terms and conditions of each Tranche of Notes are constituted by the Terms and Conditions as set out in full in this Prospectus in the section headed "Terms and Conditions of the Notes", which constitute the basis of all Notes to be offered under the Programme, together with the Final Terms applicable to the relevant issue of Notes, which apply and/or disapply, supplement and/or amend the master Terms and Conditions in the manner required to reflect the particular terms and conditions applicable to the relevant Series of Notes (or Tranche thereof).

The Notes of each Tranche will (unless otherwise specified in the applicable Final Terms) initially be represented by a Temporary Global Note (as defined below) which will be deposited on the issue date thereof either (i) with a common depositary on behalf of Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") and/or any other agreed clearing system or (ii) with Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("**Euroclear Nederland**"). See "Form of the Notes".

The Issuer may agree with the relevant Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which case a supplementary prospectus, if required, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Application may be made to Euronext Amsterdam N.V. ("**Euronext Amsterdam**") for Notes to be issued under the Programme up to the expiry of 12 months from the publication date of this Prospectus to be admitted to listing and trading on Euronext Amsterdam by NYSE Euronext ("**Euronext Amsterdam by NYSE Euronext**"). In addition, Notes issued under the Programme may be listed or admitted to trading, as the case may be, on the Luxembourg Stock Exchange and on any other stock exchange or market specified in the applicable Final Terms. The Issuer may also issue unlisted Notes under the Programme.

Notes to be issued under the Programme are expected to be rated A3 for Senior unsecured long term Notes, Prime-2 for Senior unsecured short term Notes and Baa1 for Subordinated Notes by Moody's Investors Service Limited ("**Moody's**"), long term Issuer credit rating and A-2 short term Issuer credit rating, and BBB+ for Subordinated Notes by Standard & Poor's Rating Services ("**Standard & Poor's**") and A- long term Issuer credit-rating by Fitch ("Fitch's"). Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

This Prospectus has been approved by and filed with The Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*, the "**AFM**"). The Issuer has requested the AFM to provide the competent authorities in Luxembourg and Italy with a certificate of approval attesting that the Prospectus has been drawn up in accordance with Chapter 5.1 of the Dutch Financial Supervision Act (*Wet op het financieel toezicht*, the "**Wft**") and related regulations which implement Directive 2003/71/EC (the "**Prospectus Directive**") in Dutch law ("**Notification**"). The Issuer may request the AFM to provide competent authorities in additional Member States within the European Economic Area (the "**EEA**") with a Notification.

Arranger

ABN AMRO

Dealers

ABN AMRO	BNP PARIBAS
Citi	Credit Suisse
Deutsche Bank	Goldman Sachs International
ING Wholesale Banking	Merrill Lynch International
Nomura International	Rabobank International
UBS Investment Bank	

ESBG Dealers

BayernLB	Caixa – Banco de Investimento
Erste Bank	SNS Financial Markets

This Prospectus will be published in electronic form on the websites of Euronext Amsterdam and the Luxembourg Stock Exchange and on 16 July 2008 (the "Publication Date") on the website of the Issuer at www.snsreaal.com. This Prospectus is issued in replacement of a prospectus dated 25 June 2007 and accordingly supersedes that earlier prospectus. It is valid for a period of 12 months from the Publication Date.

CHAPTER 1: INFORMATION RELATING TO THE DEBT ISSUANCE PROGRAMME

SUMMARY

The following constitutes the summary (the "**Summary**") of the essential characteristics and risks associated with the Issuer and the Notes to be issued under the Programme. This Summary must be read as an introduction to this Prospectus and any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference. No civil liability will attach to the Issuer in respect of this Summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court in a Member State of the European Economic Area (an "**EEA State**"), the plaintiff might, under the national legislation of the EEA State where the claim is brought, have to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Issuer:	SNS REAAL N.V. SNS REAAL is incorporated under the laws of The Netherlands with limited liability and has its corporate seat in Utrecht. Its registered address is Croeselaan 1, 3521 BJ Utrecht, The Netherlands, tel. +31 (0)30 291 52 00. SNS REAAL is the holding company of the SNS REAAL Group which essentially offers banking and insurance products and services. SNS REAAL is the result of a merger in May 1997 between SNS Groep N.V. (primarily a banking group) and Reaal Groep N.V. (primarily an insurance group) - see "SNS REAAL N.V." in this Prospectus. As of 18 May 2006 the shares of SNS REAAL are listed on Euronext Amsterdam by NYSE Euronext as part of the initial public offering ("**IPO**") of SNS REAAL. As of 1 December 2006 SNS Property Finance B.V. (renamed from Bouwfonds Property Finance B.V.), is a 100% subsidiary of SNS Bank. Commercial property finance activities, which include real estate project finance, lease finance and real estate investment finance, will be concentrated in SNS Property Finance B.V.
Risk Factors:	There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "Risk Factors" below and include the

	fact that the Issuer's results can be adversely affected by (i) general economic conditions, (ii) competition, (iii) regulatory change and (iv) standard banking and insurance risks including changes in interest and foreign exchange rates and operational, credit, market, liquidity and legal risk. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme - see "Risk Factors" in this Prospectus.
Description:	Debt Issuance Programme
Arranger:	ABN AMRO Bank N.V.
Dealers:	ABN AMRO Bank N.V. BNP PARIBAS Citigroup Global Markets Limited Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank International) Credit Suisse Securities (Europe) Limited Deutsche Bank AG, London Branch Goldman Sachs International ING Bank N.V. Merrill Lynch International Nomura International plc UBS Limited
ESBG Dealers:	Bayerische Landesbank Caixa – Banco de Investimento, S.A. Erste Bank der Österreichischen Sparkassen AG SNS Bank N.V.
Regulatory Matters:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale" below).
Issuing and Principal Paying Agent:	Dexia Banque Internationale à Luxembourg
Size:	Up to € 2,000,000,000 (or its equivalent in other currencies calculated as described herein) outstanding at any time. The

Issuer may increase the amount of the Programme in accordance with the terms of the Dealership Agreement.

Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis. The method of distribution of each Tranche will be stated in the applicable Final Terms.
Currencies:	Subject to any applicable legal or regulatory restrictions, such currencies as may be agreed between the Issuer and the relevant Dealer, including, without limitation, Australian dollars, Canadian dollars, Danish kroner, euro, Hong Kong dollars, New Zealand dollars, Sterling, Swiss francs, United States dollars and Japanese yen.
Maturities:	Any maturity, subject to applicable laws, regulations and restrictions and subject, in the case of Subordinated Notes, to a minimum maturity five years.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	Each Tranche of Notes will (unless otherwise specified in the applicable Final Terms) initially be represented by a temporary global Note. Each temporary global Note which is not intended to be issued in the form of a new global Note (a "**New Global Note**" or "**NGN**") (a classic global Note (a "**Classic Global Note**" or "**CGN**")), as specified in the relevant Final Terms, will be deposited on or around the relevant Issue Date either (i) with a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system or (ii) with Euroclear Nederland and each global Note which is intended to be issued in NGN form, as specified in the relevant Final Terms, will be deposited on or around the relevant Issue Date with a common safekeeper for Euroclear and/or Clearstream, Luxembourg. The temporary global Note will be exchangeable as described therein for either a permanent global Note or definitive Notes upon satisfaction of certain conditions including, in the case of a temporary global Note where the issue is subject to TEFRA D selling restrictions, upon certification of non-U.S. beneficial ownership as required by U.S. Treasury

	regulations. A permanent global Note (other than a permanent global Note deposited with Euroclear Nederland) is exchangeable for definitive Notes only upon the occurrence of an Exchange Event, as described in "Form of the Notes" below. Any interest in a global Note will be transferable only in accordance with the rules and procedures for the time being of either (i) Euroclear, Clearstream, Luxembourg and/or any other agreed clearing system or (ii) Euroclear Nederland, as appropriate.
Fixed Rate Interest Notes:	Fixed interest will be payable on the date or dates specified in the applicable Final Terms and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Final Terms).
Floating Rate Interest Notes:	Floating Rate Interest Notes will bear interest either at a rate determined on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series) or on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service or on such other basis as may be agreed between the Issuer and the relevant Dealer (as indicated in the applicable Final Terms). The Margin (if any) relating to such floating rate will be specified in the applicable Final Terms. Floating Rate Interest Notes may also have a maximum interest rate, a minimum interest rate or both.
Specified Interest Period(s) or Specified Interest Payment Date(s) for Floating Rate Interest Notes:	Such period(s) or date(s) as may be specified in the applicable Final Terms.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the applicable Final Terms.

Other provisions in relation to Floating Rate Interest Notes and Index Linked Interest Notes:	Floating Rate Interest Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Interest Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer (if any) (as indicated in the Final Terms).
Index Linked Notes:	Payments in respect of interest on Index Linked Interest Notes or in respect of principal on Index Linked Redemption Amount Notes or Non Interest Bearing Index Linked Notes will be calculated by reference to such index and/or formula as may be specified in the applicable Final Terms.
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount or at a premium to their nominal amount or at par and will not bear interest other than in the case of late payment.
Structured Notes:	The Issuer may from time to time issue structured Notes on terms to be set out in a supplement to this Prospectus. Structured Notes may include Notes whose returns are linked to interest rates, inflation rates, foreign exchange rates or other matters.
Redemption:	The applicable Final Terms will indicate either that the Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or for other reasons as described in Condition 7(b) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving not less than 15 nor more than 30 days' irrevocable notice (or such other notice period, if any, as is indicated in the applicable Final Terms) to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such terms as are indicated in the applicable Final Terms.

The applicable Final Terms may provide that Notes may be repayable in two or more instalments of such amounts and on such dates as indicated in it.

Denomination of Notes: Notes will be issued in such denominations as may be specified in the applicable Final Terms save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.

Taxation: Payments in respect of the Notes will, as specified in the applicable Final Terms, be made either subject to withholding of applicable Dutch taxes (if any) or without withholding or deduction for or on account of taxes levied in The Netherlands, subject in the latter case to certain exceptions as provided in Condition 8. If the applicable Final Terms provides that payments are to be made subject to withholding of applicable Dutch taxes (if any), it will also specify that Condition 7(b) will not apply to the Notes.

Negative Pledge: The Senior Notes will have the benefit of a negative pledge. See Condition 2(b).

Cross Default: The Senior Notes will have the benefit of a Cross Default. See Condition 10(iii).

Status of the Senior Notes: The Senior Notes will constitute unsecured and unsubordinated obligations of the Issuer and will rank pari passu without any preference among themselves and with all other present and future unsecured and unsubordinated obligations of the Issuer save for those preferred by mandatory provisions of law.

Status and Characteristics relating to Subordinated Notes: The Subordinated Notes will constitute unsecured subordinated obligations of the Issuer. Subordinated Notes of one Series will rank pari passu without any preference among themselves and with all other present and future unsecured and identically subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

Status and Characteristics relating to Capital Securities: The Capital Securities constitute direct, unsecured,

	subordinated securities of the Issuer and rank pari passu without any preference among themselves and with all other present and future unsecured and identically subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law. The Capital Securities are subordinated to Subordinated Notes. The Capital Securities are perpetual securities with no fixed redemption date, however, the Capital Securities can be redeemed in accordance with the applicable terms and conditions and subject to the approval of the Dutch Central Bank.
Ratings:	Notes to be issued under the Programme are expected to be rated A3 for Senior unsecured long term Notes, Prime-2 for Senior unsecured short term Notes and **Baa1** for Subordinated Notes by Moody's, and A- long term Issuer credit rating and A-2 short term credit rating, and BBB+ for Subordinated Notes by Standard & Poor's Rating Services. Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Notes. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing:	Application has been made for Notes to be issued under the Programme to be listed on Euronext Amsterdam by NYSE Euronext and/or the Luxembourg Stock Exchange. The Notes may also be listed on such other or further stock exchange or stock exchanges as may be agreed between the Issuer and the relevant Dealer in relation to each issue. Unlisted Notes may also be issued. The Final Terms relating to each issue will state whether or not the Notes are to be listed and, if so, on which exchanges.
Governing Law:	The Notes will be governed by, and construed in accordance with, the laws of The Netherlands.
Selling Restrictions:	There are selling restrictions in relation to the European Economic Area, United Kingdom, Japan, and the United States, and such other restrictions as may be required in connection

with the offering and sale of a particular Series or Tranche of Notes. See "Subscription and Sale" below.

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under the Notes issued under the Programme. Most of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring. In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the material risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Prospectus and reach their own views prior to making any investment decision.

Before making an investment decision with respect to any Notes, prospective investors should consult their own stockbroker, bank manager, lawyer, accountant or other financial, legal and tax advisers and carefully review the risks entailed by an investment in the Notes and consider such an investment decision in the light of the prospective investor's personal circumstances.

RISK FACTORS REGARDING SNS REAAL GROUP

SNS REAAL Group's business is primarily concentrated in The Netherlands

SNS REAAL Group generates most of its income in The Netherlands and therefore is particularly exposed to the economic conditions in The Netherlands. Economic conditions in The Netherlands have been difficult since 2001 both on an absolute and on a relative basis. The Dutch economy posted a modest recovery in 2004, following a difficult year in 2003 when the economy registered a contraction. Growth accelerated in 2006 with gross domestic product ("**GDP**") growing by 3,5 % in 2007 compared to 2006. Any deterioration or merely a long-term persistence of the difficult economic environment in The Netherlands could negatively affect the demand for SNS REAAL's products and services.

As a consequence of the acquisition of SNS Property Finance B.V. as of 1 December 2006 SNS REAAL is not only exposed to the economic conditions in The Netherlands, but also to those in certain foreign countries. SNS Property Finance B.V. generates approximately 70% of its income in The Netherlands and 30% in certain foreign countries. Commercial property finance activities abroad take place in Belgium, Germany, France, Spain, Sweden, Denmark, the US, Canada, Portugal, Italy, the United Kingdom and Luxembourg ("**Certain Foreign Countries**").

SNS REAAL Group faces substantial competitive pressures which could adversely affect the Issuer's results of operations.

There is substantial competition in The Netherlands for the types of insurance, banking and other products and services that SNS REAAL Group provides. Competition in the financial services industry is furthered by the high level of consolidation in The Netherlands in the markets where SNS REAAL Group operates. SNS REAAL Group faces competition from companies such as ING Group, ABN AMRO Bank N.V. Rabobank, AEGON N.V. and Fortis Groep N.V. If SNS REAAL Group is unable to offer competing attractive products and service that are profitable, SNS REAAL Group may lose market share or incur losses on some or all of its activities. Consumer demand, technological changes, regulatory actions and other factors also affect competition. Competitive pressures could result in increased pricing pressures, particularly as competitors seek to win market share, and may harm the Issuer's ability to maintain or increase profitability.

A significant portion of SNS REAAL Group's results relates to SNS REAAL Group's mortgage loan products

Mortgage loans constitute approximately 95,4 % of SNS REAAL Group's total loan portfolio at year-end 2007. An economic downturn, stagnation or drop in property values, changes in or abolition of the tax deductibility of interest payments on residential mortgage loans, or increased interest rates, or a combination thereof, could lead to a decrease in the production of new mortgage loans and/or increased default rates on existing mortgage loans. Further, a decrease in the general level of interest rates could affect SNS REAAL Group through, among other things, increased pre-payments on the loan and mortgage portfolio.

In addition, a general decrease in the production of mortgage loans in The Netherlands may also result in a decrease in the production of mortgage loan related products, including mortgage loan insurance.

SNS REAAL Group is exposed to risks relating to its commercial property finance activities

SNS REAAL Group operates in the mortgage backed commercial (business-to-business) market, which include real estate project finance, lease finance and real estate investment finance. In respect of these commercial property finance activities SNS REAAL Group is exposed to the risk that a counterparty may default on its obligations to SNS REAAL Group. This includes defaults on obligations in relation to loans granted or equity provided by SNS REAAL Group. It is not certain that security rights (such as mortgage rights) can be enforced in all circumstances. In addition, enforcement of security rights by SNS REAAL Group may result in losses due to a decline in value of the property sold or due to other reasons. An increase in interest rates could lead to such a decline in property values.

SNS REAAL Group's extensive network of intermediaries is its most important distribution channel and SNS REAAL Group may be unable to maintain a competitive distribution network

SNS REAAL Group uses a variety of distribution channels in The Netherlands for the marketing and offering of its products and services, including its network of branches, the Internet, call centres, intermediaries and partnerships (special distribution).

Substantially more than half of SNS REAAL Group's distribution originates from distribution of its products and services by intermediaries who may also offer competitors' products and services. As a result, the success of SNS REAAL Group through this distribution channel depends on the preferences of these intermediaries for the products and services of SNS REAAL Group. Intermediaries' preferences are determined not only by the level of compensation offered, but also by product quality, the services offered to customers and the support services. SNS REAAL Group may not succeed in continuing to provide sufficient incentives to intermediaries to market its products and services successfully.

In seeking to attract and retain productive intermediaries, SNS REAAL Group competes with other financial institutions primarily on the basis of its support services, product features, financial position, and compensation. SNS REAAL Group may not continue to succeed in attracting and retaining new (productive) intermediaries or maintaining the current quality and/or quantity of its distribution network.

SNS REAAL Group is exposed to the level of interest rates

The level of interest rates and changes in prevailing interest rates (including changes in the difference between the levels of prevailing short- and long-term rates) could adversely affect SNS REAAL Group's results.

SNS REAAL Group's insurance investment portfolio consists primarily of fixed income securities. The short-term impact of interest rate fluctuations on SNS REAAL Group's insurance business may be reduced in part by products designed to partly or entirely transfer SNS REAAL Group's exposure to interest rate movements to the policyholder. While product design and hedging reduce SNS REAAL Group's exposure to interest rate volatility, changes in interest rates will impact this business to the extent they result in changes to current interest income, impact the value of SNS REAAL Group's fixed income portfolio, and affect the levels of new product sales or surrenders of business in force.

The results of SNS REAAL Group's banking business are affected by the management of interest rate sensitivity. The composition of SNS REAAL Group's assets and liabilities, and any maturity gap position resulting from that composition, causes the banking business' net interest income to vary with changes in interest rates. There can be no assurance that SNS REAAL Group will be able to successfully manage interest rate spreads or the potential negative impact of risks associated with sustained low interest rates.

The future results of SNS REAAL Group's insurance operations are impacted by the level of the interest rates. A prolonged period with low yields could harm the ability to create value in the life insurance operations. Even if premiums would increase after a certain period, the transition period would be associated with lower than expected earnings.

SNS REAAL Group is exposed to the risk of a downgrade of any of SNS REAAL's or SNS Bank's

credit ratings

Standard & Poor's and Moody's have issued long-term credit ratings for the Issuer of A- and A3, respectively and Standard & Poor's, Moody's and Fitch have issued long-term credit ratings for SNS Bank of A, A1 and A+, respectively. A downgrade of any of these ratings (for whatever reason) would result in higher funding and refinancing costs for the Issuer and/or SNS Bank in the capital markets. In addition, a downgrade of any of the Issuer and/or SNS Bank's ratings may limit their opportunities to operate in certain business areas and could have an adverse effect on the Issuer's and/or SNS Bank's image vis-à-vis the capital markets and SNS REAAL's image vis-à-vis its customers.

SNS REAAL Group is exposed to the risk of a decline in the securities markets or poor investment performance

The evolution of prices and indices of securities, both in terms of equity and fixed income, in which SNS REAAL Group invests, has a considerable impact on its investment income.

Part of the portfolios SNS REAAL Group handles are non-discretionary portfolios with fee arrangements based on the volume of transactions into which SNS REAAL Group enters on behalf of its customers. To the extent that trading volumes decline, lower market activity results in lower commission income for SNS REAAL Group.

Furthermore, a decline in or disruption of the securities market may cause SNS REAAL Group's customers to withdraw funds in favour of investments they perceive as offering greater opportunity or lower risk, which could result in lower investment advisory fees. Where the fee arrangement depends on the performance of the portfolios SNS REAAL Group manages, a decline in or disruption of the securities market may cause lower yields, resulting in a decline in SNS REAAL Group's revenues and profits.

A decline in or disruption of the securities market would also lower the value of collateral pledged as security for margin loans, which would increase the risk that they would default as well as impact recovery in the event of a default. If SNS REAAL Group is unable to recover the full amount owed to it on SNS REAAL Group's loans to customers, SNS REAAL Group would be forced to recognise loan losses, which would adversely affect SNS REAAL Group's profitability. Even if the number of loans in default does not increase, a decline in or disruption of the securities market could cause SNS REAAL Group to call margin loans, requiring the assets pledged as collateral for these loans to be sold. If that happens SNS REAAL Group would lose both the interest income on the loans, as well as the fees for managing the assets.

Furthermore, the decline in or disruption of the securities market may affect the demand for the products and services offered by SNS REAAL Group.

Market conditions can adversely affect the results of the Issuer.

SNS REAAL Group's business segment is affected by market conditions, which can cause results to fluctuate from year to year as well as on a long-term basis. These market conditions include, without limitation, fluctuations in interest rates, monetary policy, consumer and business spending, demographics,

and insurance industry cycles.

The non-life insurance industry cycles are characterized by periods of price competition, fluctuations in underwriting results and the occurrence of unpredictable weather-related and other losses. SNS REAAL Group's performance in life insurance can be affected by changes with respect to mortality.

The results of the banking operations of SNS REAAL Group are affected by its management of interest rates sensitivity. The composition of SNS REAAL Group's assets and liabilities, and any gap position resulting from that composition, causes the banking operations net interest income to vary with changes in interest rates. There can be no assurance that SNS REAAL Group will be able to successfully manage interest rate spreads or the potential negative impact of risks associated with sustained low interest rate changes. A mismatch of interest-earning assets and interest bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial position or result from operations of the banking business of SNS REAAL Group.

While SNS REAAL Group manages its operational risks, these risks remain an inherent part of all of its businesses.

The operational risks that SNS REAAL Group faces include the possibility of inadequate or failed internal or external processes or systems, human error, regulatory breaches, employee misconduct or external events such as fraud. These events may result in financial loss and may harm SNS REAAL Group's reputation. Additionally, the loss of key personnel could adversely affect its operations and results.

SNS REAAL Group attempts to keep operational risks at appropriate levels by maintaining a well controlled environment in light of the characteristics of its business, the markets and the regulatory environments in which it operates. While these control measures mitigate operational risks they do not eliminate them.

SNS REAAL Group is exposed to financial risks.

SNS REAAL Group is subject to financial risks such as general credit risks, including credit risk of borrowers. Third parties that owe SNS REAAL Group money, securities or other assets may not pay or perform under their obligations to SNS REAAL Group. These parties include borrowers under loans granted, customers, counterparties under swaps and credit and other derivative contracts, clearing agents, exchanges and other financial intermediaries. These parties may default on their obligations to SNS REAAL Group due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons.

SNS REAAL Group actively manages the financial risks it is exposed to and has developed a policy in relation thereto. These risks are subject to defined limits and guidelines. Financial risks are measured periodically to ensure compliance with such limits and guidelines. Thus adjustments can be made, if necessary. On a tactical level SNS REAAL Group manages a mismatch within defined limits and guidelines.

The rates and prices issued by subsidiaries of SNS REAAL Group are agreed on the basis of theoretical rates. These rates and prices include a fee for expected risks, the cost of shareholders' equity and loan capital and management expenses. Examples of such price risks are the credit risk in a loan, the death risk in a life insurance policy or the market risk in an investment product. The structure of the shareholders' equity and the funding also affect the theoretical pricing. The actual pricing towards clients is determined on the basis of the advice of pricing committees, with account being taken of market conditions, in addition to the theoretical price.

Insurance companies within SNS REAAL Group may transfer their exposure to certain risks in non-life and life insurance businesses to third parties through reinsurance arrangements. Under these arrangements, other insurers assume a portion of the potential losses and expenses associated with reported and unreported losses in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. Any decrease in the amount of SNS REAAL Group's reinsurance may increase our risk of loss. When reinsurance is obtained, the insurance company concerned will still be liable for those transferred risks if the reinsurer cannot meet its obligations. Therefore, the inability of SNS REAAL Group's reinsurers to meet their financial obligations could materially affect the results of operations of the Issuer. Although SNS REAAL Group conducts a periodic review of the financial statements and reputations of its reinsurers, these reinsurers may become financially unsound by the time they are called upon to pay amounts due, which may not occur for many years.

SNS REAAL Group is subject to currency-related risks

Currency risk exposure affects SNS REAAL Group's funding of its operations and part of its investment portfolio. To the extent these are not hedged, SNS REAAL Group is exposed to certain currency fluctuations between the euro and the US dollar in particular, as well as other currencies, such as the Japanese yen, pound sterling and Australian dollar. SNS REAAL Group's reporting currency is the euro. Non-euro income and expense items are translated into euro for consolidation of SNS REAAL Group's profit and loss statement, on the basis of average exchange rates during the period. For the purposes of the Issuer's consolidated balance sheet, SNS REAAL Group converts non-euro denominated assets and liabilities into euro at the exchange rate prevailing at the balance sheet date.

The insurance business of SNS REAAL Group is subject to risks concerning the adequacy of its technical provisions to cover future losses and benefits

The insurance business of insurance companies within SNS REAAL Group is subject to risks that have their impact on the adequacy of its technical provisions. These provisions serve to cover the current and future liabilities (losses less benefits) of SNS REAAL Group to its insured. Depending on the actual realisation of the future liabilities of insurance companies within SNS REAAL Group the current technical provisions may prove to be inadequate.

SNS REAAL Group bases the technical provisions for the insurance business on actuarial practices and

assumptions. For the life insurance business of SNS REAAL Group these practices and assumptions typically include the assessment of mortality rates and their observed trends, as well as (guaranteed) interest rates. Other factors SNS REAAL Group takes into account when assessing its technical provisions relate, among other things, to policy holder bonus rates and profit sharing. SNS REAAL Group's (actuarial) practices and assumptions for its non-life insurance business include disability and recovery rates and their trends, development of future wage-indices and wage-related claim payments and also court rulings in individual claim cases.

If future events or the effects thereof do not fall within or correspond with any such practices, assumptions, factors or assessments, for example if the actual future mortality rates deviate from those projected, the technical provisions could be inadequate.

Furthermore, additional losses, of which SNS REAAL Group cannot foresee the type or magnitude, may emerge in the future. These losses could, for example, arise from changes in the legal environment, major medical developments, or catastrophic events.

Catastrophic events, terrorist attacks and similar events could have a negative impact on the business and results of SNS REAAL Group.

Catastrophic events, terrorist attacks and similar events, as well as the responses thereto may create economic and political uncertainties, which could have a negative impact on economics conditions in the regions in which SNS REAAL Group operates and, more specifically, on the business and results of SNS REAAL Group in ways that cannot be predicted.

The insurance business of insurance companies within SNS REAAL Group is subject to the risk of claims resulting from major (catastrophic) events. For example, some weather-related events (in The Netherlands these specifically include storm and hail events) could result in substantial cumulative claims in the non-life insurance business. The life-insurance business could be affected by catastrophic events like a plane crash or a pandemic. Insurance companies within SNS REAAL Group have transferred the risks of claims resulting from major events (above a certain level) to a panel of reinsurance companies, each with a minimum credit rating of A (by Standard & Poor's).

SNS REAAL Group is exposed to the risk of ineffective systems and processes, and interruption, failure or breach thereof

SNS REAAL Group relies heavily on its operational processes, and communication and information systems in particular to conduct its business. Even with the back-up recovery systems and contingency plans that are in place, the Issuer cannot assure that interruptions, failures or breaches in security of these processes and systems will not occur or, if they do occur, that they will be adequately addressed. Any such interruptions, failures or breaches, even for a limited period of time, could result in, for example:

- Interruptions in the services offered or information provided to customers, or inability to serve customers' needs in a timely fashion

- Interruptions or errors in SNS REAAL Group's management information and/or information reported to supervisory authorities

- SNS REAAL Group being unable to report accurate information in a timely manner and thus being in violation of applicable regulations
- Inability to identify in time or at all, inadequate, fraudulent, negligent and/or unauthorised dealings by SNS REAAL group's employees or third parties, or telecommunication connection failures or hacking of SNS REAAL Group's website portal
- Considerable costs in terms of, for example, information retrieval and verification

SNS REAAL Group's business operations are also vulnerable to interruption from fire, flood, bomb threats, explosions or other forms of terrorist activity and natural and man-made disasters. The same may apply for third parties on which SNS REAAL Group depends. Furthermore, the Issuer cannot assure that interruptions, failures or breaches of SNS REAAL Group's communication and information systems as a result of external fraud will not occur or, if they do occur, that they will be adequately addressed.

SNS REAAL Group operates in an industry that is highly regulated. There could be an adverse change or increase in the financial services laws and/or regulations governing SNS REAAL Group's business. There are frequent investigations by supervisory authorities, both into the industry and into SNS REAAL Group, which could result in governmental enforcement actions.

SNS REAAL Group's business is regulated and supervised by several Dutch supervisory authorities. Laws and regulations applied at national level generally grant supervisory authorities broad administrative discretion over SNS REAAL Group's activities, including the power to limit or restrict business activities. It is possible that laws and regulations governing SNS REAAL Group's business or particular products and services could be amended or interpreted in a manner that is adverse to SNS REAAL Group, for example, to the extent that existing laws and regulations are amended or future laws and regulations are adopted that (i) reduce or restrict the sale of the products and services SNS REAAL Group offers, whether existing or new, or (ii) negatively affect the performance of the products and services SNS REAAL Group offers, whether existing or new. SNS REAAL Group's revenues and costs, profitability and available or required regulatory capital could also be affected by an increase or change in the degree of regulation in any of the markets in which SNS REAAL Group operates, whether existing or new. Due to the complexity of the regulatory environment in which SNS REAAL Group operates, it will entail more costs to ensure that SNS REAAL Group is, and will continue to be, in compliance with all applicable laws and regulations at all times, to the extent that the volume of regulation increases and the scope of the activities changes.

Furthermore, laws and regulations grant supervisory authorities the authority to perform investigations into, among other things, the compliance with specific regulations by the industry and/or SNS REAAL Group. Such investigations into financial services groups, including SNS REAAL Group, are on-going. Current and future investigations by supervisory authorities, in particular in the context of, but not limited to, market conduct supervision, could result in sanctions in the event of it being found that SNS REAAL Group does not or does not fully comply with applicable laws and regulations. The outcome of such investigations

could necessitate SNS REAAL Group to take costly measures. The outcome of such investigations by supervisory authorities could also result in changes in laws and regulations of the relevant supervisory authority in a manner that is adverse to SNS REAAL Group, which could, as indicated above, among other things, reduce or restrict the sale of the products and services SNS REAAL Group offers, whether existing or new, or negatively affect the performance of the products and services SNS REAAL Group offers, whether existing or new.

SNS REAAL Group is one of the subjects of an investigation into certain control frameworks (*beheersingskaders*) in the context of market conduct supervision. The outcome of this investigation may damage the reputation of the industry and of SNS REAAL Group. This investigation induced SNS REAAL Group to change certain of its operational processes.

If SNS REAAL Group would be in breach of any existing or new laws or regulations now or in the future, SNS REAAL Group is exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, SNS REAAL Group's reputation could suffer and SNS REAAL Group could be fined or prohibited from engaging in some of its business activities or be sued by customers if it does not comply with applicable laws or regulations.

Risk relating to mis-selling of investment insurance policies

In 2006, the AFM has issued a report on investment insurance policies ("*beleggingsverzekeringen*") in which it concludes that investment insurance policies are relatively expensive and that the information about costs is in many cases incomplete, inadequate and sometimes incorrect. This report and the discussion which resulted has received attention both in the Dutch public media and from, *inter alia*, the Dutch Association of Insurers ("*Verbond van Verzekeraars")* and consumer organisations. Also, class actions have been filed against certain insurers.

The Dutch Minister of Finance has informed Parliament that the Dutch Government intends to stimulate a balanced approach for resolving complaints regarding these investment insurance policies, to prevent a multitude of individual disputes before a complaint institute or in public courts, and has requested the Financial Services Ombudsman and Chairman of the Complaint Institute for Financial Services ("*Klachteninstituut Financiële Dienstverlening*") to propose a balanced approach to deal with complaints. This Ombudsman has concluded in its recommendation (published on 4 March 2008) that insurers in general have not provided sufficient transparency concerning the costs of life insurance policies and/or savings insurance policies with an investment alternative. This may, however, vary per insurer. He recommends insurers to compensate customers of life insurance policies and/or savings insurance policies with an investment alternative of which the costs over the duration of the policy is higher than 3.5 per cent. of the gross fund output at least for the incremental costs. If all parties would cooperate with these recommendations, this could accelerate a solution and could result in a compromise for an important number of cases.

The Dutch Association of Insurers has in a public communication stated that the recommendation offers a clear framework for a solution in a cumbersome file and that it expects that insurers will take this recommendation seriously. The recommendation addresses primarily individual insurers who should

decide on the basis of their portfolio if and to what extent they will adopt this recommendation. It concludes that the recommendation of the Ombudsman makes fast, clear and transparent adaptation possible and prevents lengthy legal procedures which will benefit both insurers and customers. In the press some claimant organisations have announced that the recommendations are disappointing and/or do not offer customers sufficient compensation and recently further class actions have been announced against two insurance companies (not being affiliates of the Issuer).

Apart from the general obligation of contracting parties to provide information, there are several provisions of Netherlands law applicable to offerors of financial products, such as the investment insurance policies, which have been sold in the Netherlands approximately since 1990. In addition, several codes of conduct apply on a voluntary basis. On the basis of these provisions offerors of these products (and intermediaries) have a duty, inter alia, to provide the customers with accurate, complete and non-misleading information about the product, the costs and the risks involved. These requirements have become more strict over time. A breach of these requirements may lead to a claim for damages from the customer on the basis of breach of contract or tort or the relevant contract may be dissolved ("*ontbonden*") or nullified or the insured may claim set-off or defences against the insurance company. The Issuer has been advised that the merits of such claims will, to a large extent, depend on the manner in which the product was marketed and the promotional material provided to the insured. Depending on the relationship between the offeror and any intermediary involved in the marketing and sale of the product, the offeror may be liable for actions of the intermediaries which have led to a claim.

It is noted that any material adverse consequences for the affiliates which are insurance companies of the Issuer resulting from the current discussion on investment insurance policies, including any liabilities, may lead to a decline in dividend payments received from such affiliates (See also "For payment under the Notes, the Issuer may be dependant on dividend payments received from its subsidiaries") or a deterioration of the Issuer's financial position.

SNS REAAL Group's results of operations can be affected by significant adverse regulatory developments including changes in tax law.

SNS REAAL Group conducts its businesses subject to ongoing regulatory and associated risks, including the effects of changes in law, regulations, and policies in The Netherlands and any other jurisdiction it conducts its business in. The timing and form of future changes in regulation are unpredictable and beyond control of the Issuer, and changes made could materially adversely affect SNS REAAL Group's business.

SNS REAAL Group is exposed to risks of damage to its reputation

SNS REAAL Group is exposed to the risk that, among other things, litigation, employee misconduct, operational failures, outcome of current and future investigations by regulatory authorities and press speculation and the possible negative publicity resulting therefrom, whether or not founded, will harm SNS REAAL Group's reputation. SNS REAAL Group's reputation could also be harmed if products or services recommended by SNS REAAL Group do not perform as expected, for example in relation to unit-linked insurance products and endowment mortgage products.

Negative publicity could, for example, be based on allegations that SNS REAAL Group does not or does not fully comply with regulatory requirements or anti-money laundering rules, or could result from negative publicity about a third party linked to SNS REAAL Group (such as an intermediary or a partner) or about politically exposed persons in SNS REAAL Group's customer base. Furthermore, negative publicity could result from failures in SNS REAAL Group's information technology systems, loss of customer data or confidential information, or failure in SNS REAAL Group's risk management procedures. Negative publicity could also, but not exclusively, result from any misconduct or malpractice relating to intermediaries, business promoters or third party managers linked to SNS REAAL Group.

Any resulting damage to SNS REAAL Group's reputation, in particular with a view to SNS REAAL Group's focus on retail-plus customers and the concentration of its business in The Netherlands, could cause disproportionate damage to SNS REAAL Group's business, regardless whether the negative publicity is factually accurate. Negative publicity could also be repeated by third parties, which could damage SNS REAAL Group's reputation further.

Any damage to SNS REAAL Group's reputation could cause existing customers to withdraw their business from SNS REAAL Group and potential customers to be reluctant or elect not to do business with SNS REAAL Group. Furthermore, negative publicity could result in greater regulatory scrutiny and influence market or rating agency perception of SNS REAAL Group, which may make it more difficult for SNS REAAL Group to maintain its credit rating.

The performance of SNS REAAL Group depends on its ability to accurately price its products and services

The results of operations and financial condition of SNS REAAL Group depends, among other things, on its ability to set rates and prices accurately. Rate adequacy is necessary to generate sufficient premiums to pay losses and expenses and to earn profits on income.

SNS REAAL Group's ability to price its products and services accurately is subject to a number of uncertainties. As a result, rates and prices of products and services may be determined on the basis of inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies. If SNS REAAL Group fails to establish adequate rates and prices for its products and services, its revenues could decline while its expenses increase resulting in proportionately greater losses.

The business of SNS REAAL Group is subject to risks concerning the adequacy of its credit provisions

SNS REAAL Group is exposed to general credit risks, for example, SNS Bank is exposed to the credit risk of borrowers. Third parties that owe SNS REAAL Group money, securities or other assets may not pay or perform under their obligations. These parties include customers (such as borrowers under loans granted), issuers of securities held by any entity within SNS REAAL Group, trading counterparties, counterparties under swaps and credit and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to SNS REAAL Group due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons.

The business of SNS REAAL Group is subject to risks that have their impact on the adequacy of its credit provisions. These provisions relate to the possibility that a counterparty may default on its obligations to SNS REAAL Group which arise from lending or other financial transactions. Depending on the actual realisation of such counterparty default, the current credit provisions may prove to be inadequate.

If future events or the effects thereof do not fall within any of the assumptions, factors or assessments used by SNS REAAL Group to determine its credit provisions, these provisions could be inadequate.

A significant portion of SNS REAAL Group's business relates to SNS REAAL Group's dealings with third parties

A significant portion of SNS REAAL Group's business relates to products and services which SNS REAAL offers in co-operation with third parties or in relation to which SNS REAAL Group depends on third parties, for example for the distribution of such products and services. SNS REAAL Group cannot assure that these third parties will continue their co-operation with SNS REAAL Group, that the relationships with these third parties will continue to be beneficial or that SNS REAAL Group will be able to sustain its ability to successfully develop and market the products and services which are developed together with third parties.

Negative publicity about these third parties, whether or not founded, could also harm SNS REAAL Group's reputation.

SNS REAAL Group may be exposed to failures in its risk management systems

SNS REAAL Group invests substantial time and effort in its strategies and procedures for managing not only credit risk, but also other risks, such as strategic risk, market risk, underwriting risk, liquidity risk, operational risk and conduct of business risk. These strategies and procedures could nonetheless fail or not be fully effective under some circumstances, particularly if SNS REAAL Group is confronted with risks that it has not fully or adequately identified or anticipated. Some of SNS REAAL Group's methods for managing risk are based upon observations of historical market behaviour. Statistical techniques are applied to these observations in order to arrive at quantifications of some of SNS REAAL Group's risk

exposures. These statistical methods may not accurately quantify SNS REAAL Group's risk exposure if circumstances arise which were not observed in SNS REAAL Group's historical data. For example, as SNS REAAL Group offers new products or services, the historical data may be incomplete or not accurate for such new products or services. As SNS REAAL Group gains more experience it may need to make additional provisions.

If circumstances arise that SNS REAAL Group did not identify, anticipate or correctly evaluate in developing its statistical models, SNS REAAL Group's losses could be greater than the maximum losses envisaged by SNS REAAL Group. Furthermore, the quantifications do not take all risks or market conditions into account. If the measures used to assess and mitigate risk prove insufficient, SNS REAAL Group may experience unanticipated losses.

For payment under the Notes, the Issuer may be dependant on dividend payments received from its subsidiaries

The Issuer is the holding company of the SNS REAAL Group which essentially offers banking and insurance products and services. Substantially all of the operations of SNS REAAL Group are conducted through its subsidiaries. Notes issued under the Programme will not be guaranteed by any of the Issuer's subsidiaries. In order to fulfil its payment obligations under the Notes, the Issuer may be dependant on dividend payments received from its subsidiaries. However in general, claims of creditors of SNS REAAL Group subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of holders of preferred shares (if any) in those subsidiaries will effectively have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Issuer, including holders of the Notes.

The Issuer has issued guarantees

The Issuer has issued guarantees pursuant to section 403, book 2 of The Netherlands Civil Code ("**NCC**") for SNS Bank N.V. and SNS REAAL Invest N.V. and most of the wholly-owned subsidiaries of SNS Bank N.V. and SNS REAAL Invest N.V. For the subsidiaries belonging to REAAL Verzekeringen N.V. such guarantees have not been provided, with a few exceptions, including REAAL Schadeverzekeringen N.V.

The Issuer has furthermore issued guarantees in relation to (i) the sale of certain equity participations of SNS REAAL Invest N.V. and (ii) to meet the commitments of REAAL Schadeverzekeringen N.V. for specific insurance contracts entered into after 1 September 2000.

If enforced in accordance with its terms, the Issuer may be held liable under these guarantees.

RISK FACTOR RELATING TO THE ACQUISITION OF AXA S.A.'S DUTCH INSURANCE OPERATIONS, CONSISTING OF AXA NEDERLAND B.V., WINTERTHUR VERZEKERINGEN HOLDING B.V. AND DBV HOLDING N.V. AND THE ACQUISITION OF THE DUTCH ACTIVITIES OF SWISS LIFE, INCLUDING ZWISTERLEVEN AND SWISS LIFE ASSET MANAGEMENT (NEDERLAND).

The acquisition of AXA S.A's Dutch insurance operations, consisting of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. ("**AXA NL Combined**") and the acquisition of the Dutch activities and of Swiss Life, including Zwitserleven and Swiss Life Asset Management (Nederland) ("**Zwitserleven Combined**"), could negatively affect the business and results of SNS REAAL.

SNS REAAL will be exposed to certain risk, including but not limited to:

Any failure to successfully integrate the businesses of AXA NL Combined and Zwitserleven Combined could lead to a potential loss of customers and/or key employees. This in turn could have a material adverse effect on SNS REAAL.

Unexpected risks or liabilities relating to AXA NL Combined and Zwitserleven Combined which may exist were not identified in the due diligence investigation. Should any such risks or liabilities exist they may have a material adverse effect on SNS REAAL.

RISK FACTORS REGARDING THE NOTES

In addition to the risks identified in "Risk Factors regarding SNS REAAL" above, potential investors in Notes should consider the following:

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This may also be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "**Relevant Factor**"). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Prospective investors should be aware that:

(i) the market price of such Notes may be very volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable Rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Interest Notes

Inverse Floating Rate Interest Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as EURIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Interest Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Interest Notes

Fixed/Floating Rate Interest Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest

rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Interest Notes may be less favourable than then prevailing spreads on comparable Floating Rate Interest Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Issues of Subordinated Notes; limited rights to accelerate

The Issuer may issue Notes under the Programme which are subordinated to the extent described in Condition 3 of the terms and conditons for Medium Term Notes. Any such Subordinated Notes will constitute unsecured subordinated obligations of the Issuer. Subordinated Notes of one Series will rank pari passu without any preference among themselves and with all other present and future unsecured and identically subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law. In the event of liquidation or bankruptcy of the Issuer or in the event of a Moratorium (as defined in aforementioned Condition 3) with respect to the Issuer, the claims of the holders of the Subordinated Notes against the Issuer will be subordinated to (a) the claims of depositors, (b) unsubordinated claims with respect to the repayment of borrowed money and (c) other unsubordinated claims. By virtue of such subordination, payments to a Subordinated Holder will, in the event of liquidation or bankruptcy of the Issuer or in the event of a Moratorium with respect to the Issuer, only be made after, and any set-off by a Subordinated Holder shall be excluded until, all obligations of the Issuer resulting from deposits, unsubordinated claims with respect to the repayment of borrowed money and other unsubordinated claims have been satisfied. A Subordinated Holder may therefore recover less than the holders of deposit liabilities or the holders of other unsubordinated liabilities of the Issuer. Furthermore, the Conditions do not limit the amount of the liabilities ranking senior to any Subordinated Notes which may be incurred or assumed by the Issuer from time to time, whether before or after the Issue Date of the relevant Subordinated Notes.

Additional Risk Factors in relation to the Capital Securities

Optional deferral

The Issuer may at its discretion elect to defer any Payment (such term does not include principal) on the Capital Securities for any period of time subject to suspension of payment on Junior Securities and Parity Securities. Any payment deferred pursuant to the Issuer 's optional right to defer will bear interest at the Applicable Coupon Rate. See more particularly described in 'Terms and Conditions of the Capital

Securities' under 4, Deferrals - (b) 'Optional Deferral of Payments' below.

Required deferral

If and when the Required Deferral Condition is met and during the period such Required Deferral Condition is continuing, the Issuer will defer further Payments (such term does not include principal) on the Capital Securities for any period of time subject to the Issuer no longer being subject to a Required Deferral Condition. Any Payments so deferred will not accrue interest. See more particularly described in 'Terms and Conditions of the Capital Securities' under 4, Deferrals – (a) 'Required Deferral of Payments' below.

Perpetual securities

The Issuer is under no obligation to redeem the Capital Securities at any time and the Holders have no right to call for their redemption. The Issuer may from time to time, in connection with the issue of a series of Capital Securities, enter into a replacement capital covenant for the benefit of one or more designated series of debt securities. A replacement capital covenant would permit the Issuer to redeem such series of Capital Securities only to the extent it has raised sufficient net proceeds from the issuance of qualifying securities. See Condition 7(a) in the Terms and Conditions of the Capital Securities for a summary of the terms of such a replacement capital covenant.

Status, Subordination and Ranking

The Capital Securities constitute direct, unsecured, subordinated securities of the Issuer and rank *pari passu* without any preference among themselves. The rights and claims of the Holders under the Capital Securities are subordinated to the claims of Senior Creditors of the Issuer, present and future. On a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer, the Capital Securities will rank in priority to distributions on all classes of share capital of the Issuer and will rank *pari passu* with each other and among themselves, but will be subordinated in right of payment to the claims of Senior Creditors of the Issuer, present and future.

The Capital Securities are exclusive obligations of the Issuer. The Issuer is a holding company and conducts substantially all of its operations through its subsidiaries which own substantially all of its operating assets. Its subsidiaries are separate and distinct legal entities, and have no obligation to pay any amounts due or to provide the Issuer with funds to meet any payment obligations that arise thereunder. The Issuer's right to receive any assets of any of its subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of Capital Securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including obligations to policyholders.

"**Senior Creditors**" means present and future creditors of the Issuer:

(i) who are unsubordinated creditors of the Issuer, or

(ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer, but not further or otherwise; or

(iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Holders.

Redemption risk

Upon the occurrence of certain specified tax or regulatory events, or the exercise of an issuer call, the Capital Securities may be redeemed at their principal amount together with any Outstanding Payments (as defined in 'Terms and Conditions of the Capital Securities' under 20, 'Definitions'), subject as provided in 'Terms and Conditions of the Capital Securities' under 7, 'Redemption and Purchases'.

Alteration of terms upon a Regulatory Event

Upon the occurrence of a Regulatory Event, the terms of the Capital Securities will be automatically altered so to reflect that they have become Altered Capital Securities which for International Financial Reporting Standards ("**IFRS**") purposes are classified as equity applying the current IFRS standards. See 'Terms and Conditions of the Capital Securities' – 8, 'Alteration of terms upon a Regulatory Event'.

If the terms of the Capital Securities are so altered, the Altered Capital Securities that a Holder will then hold will have different rights than those applicable to the Capital Securities and such rights are less favourable to Holders than those that apply to the Capital Securities, provided that in a winding-up of the Issuer the Altered Capital Securities will in any case have the same ranking as the Capital Securities.

No limitation on issuing debt

There is no restriction on the amount of debt which the Issuer may issue which ranks senior to the Capital Securities or on the amount of securities which the Issuer may issue which ranks *pari passu* with the Capital Securities. The issue of any such debt or securities may reduce the amount recoverable by Holders on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer and may increase the likelihood of a deferral of Payments under the Capital Securities.

Use of the Alternative Coupon Satisfaction Mechanism to satisfy Deferred Coupon Payments may be subject to caps

The Issuer may satisfy Deferred Coupon Payments only by means of issuing Ordinary Shares in accordance with Condition 6. The ability of the Issuer to satisfy Deferred Coupon Payments by means of issuing Ordinary Shares may be subject to a cap on the issue of such Ordinary Shares during predefined periods of time, as referred to in Condition 6(a) and, if applicable, as specified in the relevant Final Terms

in relation to any Capital Securities. Consequently, if at any time when any Deferred Coupon Payment fails to be satisfied as a result of the Issuer having reached the Ordinary Shares Threshold, if applicable, the Issuer will not be able to satisfy such Deferred Coupon Payment until the expiry of the relevant ACSM Cap Period. In addition, if at the end of any ACSM Settlement Period in respect of any Deferred Coupon Payment the Issuer has been unable to make full payment of such Deferred Coupon Payment in accordance with the Alternative Coupon Satisfaction Mechanism, the obligations of the Issuer to satisfy the Coupon Payment that was deferred at the beginning of such ACSM Settlement Period shall, to the extent not already settled under the ACSM, be cancelled, and Holders of the Capital Securities will have no claim in respect thereof. Furthermore, in the event of a winding-up of the Issuer, if the Final Terms in relation to any Capital Securities indicate that the Ordinary Shares Threshold is applicable, if any part of a Deferred Coupon Payment remains unsettled as a result of the Issuer having reached the Ordinary Shares Threshold during the ACSM Cap Period preceding wind up, then the Holders of the Capital Securities will have no claim in respect of such unsettled Deferred Coupon Payment.

Availability of shares

If the Issuer is to make a payment using the Alternative Coupon Satisfaction Mechanism (which is mandatory if it concerns Deferred Coupon Payments and which the Issuer may elect to do in other cases) and has an insufficient number of Ordinary Shares available for issue, then the Issuer's payment obligation shall be suspended to the extent of such insufficiency until such time as sufficient shares are available to satisfy all or part of the suspended payment obligation, as more particularly described in 'Terms and Conditions of the Capital Securities' under 6, Alternative Coupon Satisfaction Mechanism – (d) 'Reservation and Insufficiency of Ordinary Shares'.

Market Disruption Event

If, in the event the Alternative Coupon Satisfaction Mechanism is applied (which is mandatory if it concerns Deferred Coupon Payments and which the Issuer may elect to do in other cases), in the opinion of the Issuer a Market Disruption Event in respect of its Ordinary Shares exists, the payment to Holders may be deferred until the cessation of such market disruption, as more particularly described in 'Terms and Conditions of the Capital Securities' under 6, Alternative Coupon Satisfaction Mechanism – (e) 'Market Disruption'. Any such deferred payments shall bear interest at the Applicable Coupon Rate if the Market Disruption Event continues for 14 days or more.

Restricted remedy for non-payment

The sole remedy against the Issuer available to any Holder for recovery of amounts owing in respect of any Payment or principal in respect of the Capital Securities will be the institution of proceedings for the winding-up (*faillissementsprocedure*) of the Issuer and/or proving in such winding-up.

Set-off

Subject to applicable law, no Holder may exercise or claim any right of set-off in respect of any amount

owed to it by the Issuer arising under or in connection with the Capital Securities and each Holder shall, by virtue of being the holder of any Capital Security, be deemed to have waived all such rights of set-off.

Risks related to the Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Agent may, without the consent of Noteholders, agree to (i) any modification (not being a modification requiring the approval of a meeting of Noteholders) of any of the provisions of Notes which is not materially prejudicial to the interests of the Noteholders or (ii) any modification of the Notes which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 17 of the conditions of the Notes.

EU Savings Directive

If, following implementation of the Directive on the taxation of savings income (see "Taxation – EU Savings Directive" below), a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of the Directive, the Issuer will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Tax consequences of holding the Notes

Potential investors should consider the tax consequences of investing in the Notes and consult their tax adviser about their own tax situation. See also "Taxation".

Notes held in global form

The Notes will initially be held by a common depositary on behalf of Euroclear and/or Clearstream, Luxembourg or by Euroclear Nederland, in each case in the form of a global Note which will be exchangeable for definitive Notes in limited circumstances as more fully described in the section headed "Form of the Notes" below. For as long as any Notes are represented by a global Note held by a common depositary in the case of a CGN, or a common safekeeper in the case of an NGN, on behalf of Euroclear and/or Clearstream, Luxembourg, payments of principal, interest (if any) and any other amounts on a

global Note will be made through Euroclear and/or Clearstream, Luxembourg (as the case may be) against presentation or surrender (as the case may be) of the relevant global Note and, in the case of a Temporary Global Note, certification as to non-U.S. beneficial ownership. The bearer of the relevant global Note, being the common depositary for Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland, shall be treated by the Issuer and any Paying Agent as the sole holder of the relevant Notes represented by such global Note with respect to the payment of principal, interest (if any) and any other amounts payable in respect of the Notes.

In relation to any issue of Notes which have a denomination of €50,000 (in such case defined as the minimum "**Specified Denomination**") plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €50,000 (or its equivalent) that are not integral multiples of €50,000 (or its equivalent). In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination (a "**Stub Amount**") may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination. As long as the Stub Amount is held in the relevant clearing system, the Noteholder will be unable to transfer this Stub Amount.

Notes which are represented by a global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland, as the case may be.

Nominee Arrangements

Where, in the case of an issue of Notes a nominee service provider is used by an investor to hold the relevant Notes or such investor holds interests in any Series of Notes through accounts with a clearing system (such as Euroclear, Clearstream, Luxembourg or Euroclear Nederland), such investor will receive payments in respect of principal, interest, (if any) or any other amounts due, as applicable, solely on the basis of the arrangements entered into by the investor with the relevant nominee service provider or clearing system, as the case may be. Furthermore, such investor must rely on the relevant nominee service provider or clearing system to distribute all payments attributable to the relevant Notes which are received from the Issuer. Accordingly, such an investor will be exposed to the credit risk of, and default risk in respect of, the relevant nominee service provider or clearing system, as well as the Issuer.

For the purposes of (a) distributing any notices to Noteholders, and (b) recognising Noteholders for the purposes of attending and/or voting at any meetings of Noteholders, the Issuer will recognise as Noteholders only those persons who are at that time shown as accountholders in the records of Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland as persons holding a principal amount of the relevant Series of Notes. Accordingly, an investor must rely upon the nominee service provider which is the accountholder with the relevant clearing system through which the investor made arrangements to invest in the Notes (and, if applicable, the domestic clearing system through which the Notes are held), to forward notices received by it from Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland

and to return the investor's voting instructions or voting certificate application to Euroclear and/or Clearstream, Luxembourg or Euroclear Nederland. Accordingly, such an investor will be exposed to the risk that the relevant nominee service provider or clearing system may fail to pass on the relevant notice to, or fail to take relevant instructions from, the investor.

In addition, such a Noteholder will only be able to sell any Note held by it prior to its stated maturity date with the assistance of the relevant nominee service provider.

None of the Issuer, the Arranger, any Dealer to be appointed under the Programme or the Agent shall be responsible for the acts or omissions of any relevant nominee service provider or clearing system nor makes any representation or warranty, express or implied, as to the services provided by any relevant nominee service provider or clearing system.

Change of law and jurisdiction

The conditions of the Notes are governed by Dutch law in effect as at the date of this Prospectus. No assurance can be given as to the impact of any possible change to Dutch law or administrative practice after the date of this Prospectus.

Prospective investors should note that the courts of The Netherlands shall have non-exclusive jurisdiction in respect of any disputes involving any Series of Notes. Noteholders may take any suit, action or proceedings arising out of or in connection with the Notes against the Issuer in any court of competent jurisdiction. The laws of The Netherlands may be materially different from the equivalent law in the home jurisdiction of prospective investors in its application to the Notes.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a

currency or currency unit (the "**Investor's Currency**") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Interest Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Interest Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Return on an investment in Notes will be affected by charges incurred by investors

An investor's total return on an investment in any Notes will be affected by the level of fees charged by the nominee service provider and/or clearing system used by the investor. Such a person or institution may charge fees for the opening and operation of an investment account, transfers of Notes, custody services and on payments of interest, principal and other amounts. Potential investors are therefore advised to investigate the basis on which any such fees will be charged on the relevant Notes.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisers or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

General risks

The value of the Notes may be influenced by national and international political, economical, social, environmental circumstances and developments.

RESPONSIBILITY STATEMENT

Only the Issuer accepts responsibility for the information contained in this Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Prospectus should be read and understood in accordance with any amendment or supplement hereto and with any other documents incorporated herein by reference. Full information on the Issuer and any Series or Tranche of Notes is only available on the basis of the combination of this Prospectus and the relevant Final Terms.

The Issuer has undertaken with the Dealers to furnish a supplement to this Prospectus in case of any significant new factor, material mistake or inaccuracy relating to the information contained in this Prospectus which is capable of affecting the assessment of the Notes and which arises or is noticed between the time when this Prospectus has been approved and the final closing of any Tranche of Notes offered to the public or, as the case may be, when trading of any Tranche of Notes on a regulated market begins, in respect of Notes issued on the basis of this Prospectus.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Prospectus, any amendment or supplement thereto, any document incorporated by reference herein, or the applicable Final Terms, or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer.

This Prospectus is valid for 12 months following its Publication Date and this Prospectus and any amendment or supplement hereto as well as any Final Terms reflect the status as of their respective dates of issue. The delivery of this Prospectus or any Final Terms and the offering, sale or delivery of any Notes shall not in any circumstances imply that the information contained in such documents is correct at any time subsequent to their respective dates of issue or that there has been no adverse change in the financial situation of the Issuer since such date or that any other information supplied in connection with the Programme or the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the time indicated in the document containing the same. The Arranger and any Dealer expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, inter alia, the most recent financial statements of the Issuer when deciding whether or not to purchase any Notes.

Neither this Prospectus nor any other information supplied in connection with the Programme should be

considered as a recommendation by the Issuer, the Arranger or any Dealer that any recipient of this Prospectus or any other information supplied in connection with the Programme should purchase any Notes. Accordingly, no representation, warranty or undertaking, express or implied, is made by the Arranger or any Dealer in their capacity as such. Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes (including an evaluation of the financial condition, creditworthiness and affairs of the Issuer) and the information contained or incorporated by reference in this Prospectus, the relevant Final Terms and any supplements;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks (including, without limitation, those described in "Risk Factors" in this Prospectus).

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

The distribution of this Prospectus and any Final Terms and the offer or sale of Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Prospectus or any Final Terms come must inform themselves about, and observe, any such restrictions. See "Subscription and Sale" below.

This Prospectus may only be used for the purpose for which it has been published.

This Prospectus and any Final Terms do not constitute an offer or an invitation to subscribe for or purchase any Notes.

This Prospectus and any Final Terms may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is

unlawful to make such offer or solicitation. None of the Issuer, the Arranger and the Dealers represent that this Prospectus may be lawfully distributed, or that Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction other than in certain Member States of the EEA of which the competent authorities have obtained a notification within the meaning of article 18 of the Prospectus Directive, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger or any Dealer appointed under the Programme which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required, other than in certain Member States of the EEA.

In connection with the issue of any Series or Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Final Terms (or persons acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the final terms of the offer of the relevant Series or Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Series or Tranche of Notes and 60 days after the date of the allotment of the relevant Series or Tranche of Notes. Any stabilization or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any Stabilizing Manger(s)) in accordance with all applicable laws and rules.. Any loss resulting from any such over-allotment or stabilisation shall be borne, and any net profit arising therefrom shall be retained, by the relevant Stabilising Manager for its own account.

SNS REAAL N.V.

Incorporation

SNS REAAL is a public limited liability company (*naamloze vennootschap*) established under the laws of The Netherlands and was incorporated on 25 May 1987. SNS REAAL is registered in the Commercial Register of the Utrecht Chamber of Commerce under number 16062627 with SNS REAAL N.V. and SNS REAAL as its commercial names (*handelsnamen*). Its registered office is at Croeselaan 1, 3521 BJ Utrecht. The telephone number of SNS REAAL is +31 (0)30 291 5200.

The articles of association of SNS REAAL were lastly amended by notarial deed executed on 28 April, 2008 before mr. R. Bosveld, candidate civil law notary practising in Amsterdam, a duly authorised substitute of mr. J.D.M. Schoonbrood, civil law notary practising in Amsterdam, on the draft of which deed the Ministerial certificate that there have appeared no objections was granted with number 319.435.

The objects of SNS REAAL according to its articles of association is to participate in, to conduct the management and administration of and to finance other business enterprises of whatever nature and to invest and manage capital. Furthermore, SNS REAAL may guarantee liabilities of other companies with which it is connected in a group. SNS REAAL generally operates under Dutch law, be it that it has entered into and operates under, and may enter into and operate under, agreements which are not governed by Dutch law.

Ownership

SNS REAAL is the result of a merger in May 1997 between SNS Groep N.V. (primarily a banking group) and Reaal Groep N.V. (primarily an insurance group). As of 27 July 2005 all of the shares issued by SNS REAAL were held by Stichting Beheer SNS REAAL. Prior thereto all but one of the shares issued by SNS REAAL were held by Stichting Administratiekantoor SNS Reaal, a trust office. All of the non-voting depositary receipts issued by Stichting Administratiekantoor SNS Reaal and one priority share issued by SNS REAAL were owned by Stichting Beheer SNS REAAL.

SNS REAAL believed that the certification of its shares was no longer in line with the spirit of our times as reflected by the Dutch Corporate Governance Code (Code Tabaksblat), among other things. SNS REAAL therefore decided to deregister the depositary receipts. Stichting Administratiekantoor SNS Reaal ceased to exist, after decertification of the shares. The priority share was converted into one ordinary share by amendment of the articles of association of SNS REAAL on 3 May 2006.On 18 May 2006 the ordinary shares ("**Shares**") of SNS REAAL were listed on Euronext Amsterdam by NYSE Euronext as part of the IPO of SNS REAAL. The IPO consisted of an offering by SNS REAAL of 24,496,210 new Shares and an offering by the selling shareholder, Stichting Beheer SNS REAAL, of 45,492,962 existing Shares. On 22 May 2006, the underwriters of the IPO, fully exercised the over-allotment option to require the selling shareholder, Stichting Beheer SNS REAAL, to sell an additional 10,498,376 existing Shares. Stichting Beheer SNS REAAL owned approximately 65.5% of SNS REAAL's outstanding share capital after the exercise of the over-allotment option. The total number of Shares offered in the course of the IPO was therefore 80,487,548, consisting of 24,496,210 new Shares and 55,991,338 existing Shares. Immediately

after the IPO, SNS REAAL had 233,297,240 Shares outstanding.

SNS REAAL raised approximately € 416 million of gross proceeds from the IPO. The net proceeds from the offering were used for the acquisition of Bouwfonds Property Finance B.V. (renamed to SNS Property Finance B.V.).

Due to several rounds of stock dividends paid out, the number of Shares of SNS REAAL outstanding as of 31 December 2007 was 261,472,668.

On 13 June 2007, SNS REAAL launched an equity offering of new Shares of € 350 million to partly fund the acquisition of AXA S.A.'s Dutch insurance operations AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. Upon request of the Executive Board of SNS REAAL, Stichting Beheer SNS REAAL agreed to sell up to € 200 milion of existing Shares, to increase the free float and thereby the liquidity in the Shares. In addition, Stichting Beheer SNS REAAL granted the underwriters an over-allotment option pursuant to which the underwriters could require Stichting Beheer SNS REAAL to sell at the same offer price up to € 50 milion additional existing Shares held by it, to cover over-allotments, if any. Proceeds of the sale of the existing Shares will accrue to Stichting Beheer SNS REAAL. On 27 June 2007, SNS REAAL issued 21,212,121 Shares at an issue price of € 16.50 per Share. On 27 June 2007 Stichting Beheer SNS REAAL sold 15,151,515 Shares (which includes the exercise of the over-allotment option) in the capital of SNS REAAL at a price of € 16.50 per Share.

During the extraordinary general meeting of shareholders of SNS REAAL held on 29 January 2008, the decision was taken to amend the articles of association of SNS REAAL in connection with the acquisition of the Dutch and Belgian activities of Swiss Life, including Zwitserleven, Swiss Life Asset Management (Nederland) and Swiss Life Belgium ('**the acquisition of Zwitserleven**'). This amendment of the articles of association was effected by executing a notarial deed of amendment of the articles of association on 28 April 2008. The amendment of the articles of association was necessary in order to ensure that the share capital of SNS REAAL will consist of two types of shares, namely ordinary shares and shares B. In order to finance the acquisition of Zwitserleven, six shares B in the capital of SNS REAAL (hereinafter also to be referred to as: the 'shares B') were issued to Stichting Beheer SNS REAAL for a total issue price of € 600,000,000 in cash. The total nominal amount of the shares B amounts to € 9.78. The issue price exceeds this total nominal amount by € 599,999,990.22. The surplus was added to the share premium reserve that will be linked to the shares B in the capital of SNS REAAL. The issue of the shares B was effected by executing a notarial deed of issue of shares on 28 April 2008.

On 14 May 2008 Stichting Beheer SNS REAAL owned approximately 54.3% of SNS REAAL's outstanding share capital.



Stichting Beheer SNS REAAL
54.3%
SNS REAAL N.V.
100%
SNS Bank N.V.
SNS Asset Management N.V.
REAAL Verzekeringen N.V.
SNS REAAL Invest N.V.
Zwitserleven Asset Management B.V.
Swiss Life Belgium N.V.

Board of Directors

S. van Keulen, Chairman

C.H. van den Bos

M.W.J. Hinssen

R.R. Latenstein van Voorst, Chief Financial Officer

* All members of the Board are full-time employees of SNS REAAL and have elected domicile as the registered office of SNS REAAL.

Supervisory Board

The names and major functions or affiliations, besides their participation within the SNS REAAL Group, of the members of the Supervisory Board are as follows:

Mr. H.J. Hielkema, chairman Supervisory Board of Sligro N.V. and chairman Supervisory Board Van Wijnen Holding N.V.*

Mr. H.M. van de Kar, deputy-chairman, Head of Research, Faculty of Law, Leiden University

Mr. R.J. van de Kraats, CFO and deputy-chairman of Randstad Holding N.V.

Mr. J.E. Lagerweij, general managing director of Sperwer Groep

Mr. S.C.J.J. Kortmann, Professor of Civil Law, University of Nijmegen

Mr. H. Muller, Former Federation Executive and Treasurer of the Trade Union Federation FNV

Ms. H.W.P.M.A. Verhagen, Managing Director Group Human Resources TNT*

All members of this Supervisory Board have elected domicile at the registered office of SNS REAAL.

* On 16 April 2008 the annual general meeting of shareholders of SNS REAAL has taken place. Mr. Hielkema and Ms. Herna Verhagen were appointed as members of the Supervisory Board, under the condition precedent that the Dutch Central Bank grants its approval for both appointments. The approval

of the Dutch Central Bank for the appointment of Ms. Herna Verhagen has been obtained by now. Mr. Bouma and Mr. Van Heeswijk have resigned by rotation as Supervisory Board Members.

Audit Committee

The Audit Committee of SNS REAAL consists of 3 members, all members of the Supervisory Board of the Company:

Vacancy
Mr. R.J. van de Kraats
Mr. Van de Kar

The Audit Committee has obtained a mandate from the Supervisory Board to prepare the meetings of the Supervisory Board in collaboration with the Board of Directors. In addition, the Audit Committee has the mandate to supervise the main developments in the field of financial reporting, tax, funding and finance, risk management and to monitor the relationship with the external accountants of the Company.

Corporate Governance

The Dutch Corporate Governance Code (the "**Code Tabaksblat**") applies to companies of which the shares are listed on a recognized stock exchange. The Code Tabaksblat applies to SNS REAAL.

Conflicts of interest

The Code Tabakblat's premise is that a member of a Supervisory Board of a company is not independent if he is also member of an executive board of a legal entity that holds at least ten percent of the shares in such company. Stichting Beheer SNS REAAL (the "**Stichting**") holds more than 10 % of the shares of SNS REAAL. Two of the eight members of the Supervisory Board of SNS REAAL (Mr. H. Muller and Mr. S.C.J.J. Kortmann) are also members of the executive board of the Stichting. Although the majority of the members of the Supervisory Board is therefore independent, two members do not qualify according to the above description. SNS REAAL is of the opinion that the nature and aims of its majority shareholder can and should be distinguished from majority shareholders of many other companies. The majority shareholder of SNS REAAL is a 'stichting', which thus has no members or shareholders, and whose role is limited. The Stichting's mission is inter alia to represent the interests of SNS REAAL. This objective is among others anchored in the Stichting's Articles of Association. The members of the Supervisory Board of SNS REAAL are also beholden from acting in the interest of SNS REAAL and its affiliates. Given this, SNS REAAL sees no reason to change the current situation.

Depending on the specific circumstances, a situation may arise in which two members of the Supervisory Board which are also member of the board of the Stichting may have a conflict of interest with regard to certain topics or transactions, in connection with their position in the Stichting's management. SNS REAAL believes that such a conflict of interest, in view of the specific objectives of the Stichting, will rarely come to pass. For those reasons, it has been decided that the two members of the Supervisory Board which are also member of the board of the Stichting shall not participate in discussions of the Supervisory Board with

respect to or decide on agreements between SNS REAAL and the Stichting.

External Accountant

KPMG ACCOUNTANTS N.V., with registered offices in Amstelveen, has been appointed as external accountant to the Company. Each partner of KPMG Accountants N.V. is a member of the Royal Dutch Institute for Chartered Accountants (*NIvRA)*.

Rating Agencies

SNS REAAL has been rated by independent rating agencies Moody's and Standard & Poors. The most recently published reports by these rating agencies, expressing opinions on any of the ratings assigned to the Company, will be made available on www.snsreaal.com under the heading "Investor relations".

Company Profile

SNS REAAL is an innovative banking and insurance provider with total assets of almost €103 billion and more than 6,700 employees (in FTEs). It serves its private and business clients primarily through its main brands of SNS Bank N.V. ("**SNS Bank**") and REAAL Verzekeringen N.V. ("**REAAL Verzekeringen**"). SNS Bank serves its clients through its own branch offices, independent intermediaries, the internet and the telephone. REAAL Verzekeringen markets its products and services primarily through independent intermediaries.

SNS REAAL attaches great value to the principle of socially responsible – or ethical – business practice. This is demonstrated, for instance, by the development of sustainable savings, investment and insurance products, conducting specialised social research and sponsoring at national, regional and local levels.

SNS Bank

The banking activities of SNS REAAL are conducted through SNS Bank and its subsidiaries. SNS Bank offers a broad scale of financial products to private customers and to small and medium sized companies. With the acquisition of SNS Property Finance B.V. SNS Bank gained access to customers in the property finance market. In addition to distribution via its branch network, other forms of distribution have been developed in order to increase efficiency and to establish a full national coverage. Internet distribution of the main financial products is fully operational. Subsidiaries of SNS Bank like BLG Hypotheekbank N.V., Algemene Spaarbank voor Nederland ASN N.V., SNS Regio Bank N.V. and SNS Securities N.V., operate in niche markets or via specific distribution.

Mortgage loans

At year-end 2007 the mortgage portfolio of SNS REAAL amounted to €46.2 billion of which 15.5 billion has been securitised under IFRS, the securitised portfolio is stated in the balance sheet. The market share – measured in the number of new mortgages – came to 7.4% (2006: 8.0%).

Retail banking

SNS Bank offers its private clients a full range of banking products and services. In addition to banking and securities products, also insurance products of the insurers within SNS REAAL are offered through

the network of SNS Bank. An integrated back-office system enables the organisation to focus on the entire financial planning and other needs of its retail client base.

Corporate banking

SNS Bank's corporate banking operations are primarily focused on the small and medium sized business sector. SNS Bank's strategy for this market focuses on expansion, with profitability given priority over volume. SNS Bank is looking to increase its portfolio by building on its existing network. Because an integrated range of financial services is important to this market, SNS Bank N.V. works closely together with the business unit for corporate clients within the insurance arm of SNS REAAL.

Financial market activities

SNS Bank has a wide network of (inter)national contacts and a long experience in this business area. SNS Financial Markets, a business unit of SNS Bank, is responsible for all funding and treasury operations. Its activities comprise of public and private bond issuance, taking and placing interbank deposits and hedging interest rate exposure.

On 30 August 2007 SNS Securities and VVAA Groep reached a final agreement on the acquisition of FBS Bankiers which was completed on 1 October 2007. SNS Securities was merged into FBS Bankiers as of 31 December 2007 after which the new entity was renamed SNS Securities.

On 14 May 2007 SNS Bank and ING Bank signed a purchase agreement for the acquisition of Regio Bank by SNS Bank. Regio Bank offered mortgage and savings products through 380 independent intermediaries throughout The Netherlands. Per 1 July 2007, Regio Bank had a mortgage portfolio of € 1,8 billion and savings deposits of € 3,0 billion. On 1 July 2007 SNS REAAL closed the acquisition of Regio Bank. Regio Bank and CVB Bank, another subsidiary of SNS Bank, have been merged as of this date. The merged entity operates under the new name of SNS Regio Bank N.V.

SNS Asset Management N.V., an affiliate and former business unit of SNS Bank, is a recognised specialist in sustainability-focused asset management. It manages a number of portfolios of sustainability-focused institutions, pension funds and other institutional investors, and the portfolios of SNS Beleggingsfondsen N.V. and ASN Beleggingsfondsen N.V. In addition, SNS Asset Management primarily manages the investment portfolio of REAAL Verzekeringen. As of 28 December 2006, SNS Asset Management has been repositioned from its position within SNS Bank to a separate direct subsidiary of SNS REAAL.

As of 1 December 2006 SNS Property Finance B.V. ("**SNS PF**"), renamed from Bouwfonds Property Finance B.V., is a 100% subsidiary of SNS Bank. SNS PF operates in the mortgage backed commercial (business-to-business) market, which includes real estate project finance, lease finance and real estate investment finance. Commercial property finance activities of SNS Bank will be integrated into SNS PF. With SNS PF, SNS Bank has gained a leading position in the property finance market in The Netherlands, in which it has been active for several years. SNS PF generates approximately 76% of its income in The Netherlands with the remaining 24% being generated by international activities consisting primarily of property finance for Dutch clients abroad. The commercial property finance activities abroad take place in

Belgium, Germany, France, Spain, Sweden, Denmark, the United States of America, Canada, Portugal, Italy, the United Kingdom and Luxembourg. In 2006, the international market for property finance grew steadily, boosted by ongoing demand from the investment market. The total of outstanding loans of SNS PF grew from €3.8 billion to €5.6 billion (+ 47.4%) as of end 2007.

REAAL Verzekeringen

REAAL Verzekeringen targets the sale through intermediaries (indirect distribution) of insurance, banking and investment products for the private and business markets. It is renowned for the quality of its product packages and its high level of service. In insurance, REAAL Verzekeringen focuses on life insurance, with non-life insurance in a supporting or parallel role.

REAAL Verzekeringen attaches great value to synergy-increasing and cross selling activities, which can be realised through intra-group cooperation. Furthermore REAAL Verzekeringen introduced an integrated financial services package based on financial planning, with a banking-oriented product.

For intermediaries, this concept offers excellent prospects for high-quality consultancy work. Clients can follow the value growth of their portfolio on the Internet any time they may wish.

SNS REAAL announced on 6 September 2007 that it completed the acquisition of AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V., together referred to as "**AXA NL Combined**", after having obtaining all relevant regulatory approvals and advice from the works councils. The acquisition of AXA NL Combined was previously announced on 4 June 2007, with the expectation that the closing would occur before year end 2007.

AXA NL Combined was acquired for a cash consideration of €1,811 million, which consists of the acquisition price of €1,750 million plus €48 million of accrued interest (4% per annum as from 1 January 2007, the effective date of the acquisition, up to and including the date of the acquisition, 5 September 2007) and €13 million of costs directly related to the acquisition .

AXA Nederland B.V. and Winterthur Verzekeringen Holding B.V. have been merged into REAAL Verzekeringen. DBV Holding N.V. has become a 100% subsidiary of REAAL Verzekeringen. AXA Nederland B.V., Winterthur Verzekeringen Holding B.V. and DBV Holding N.V. were financially consolidated as of 6 September 2007. The pre-closing year-to-date net profit of AXA NL Combined has accrued to SNS REAAL's shareholders' equity.

SNS Reaal Invest

SNS REAAL Invest N.V. ("**SNS Reaal Invest**") is a subsidiary of SNS REAAL which supports financial activities within SNS REAAL. In 2003 it was announced that SNS Reaal Invest would gradually be wound down. As a result, SNS REAAL Invest maintains strategic and non-strategic divisions, a categorisation that depends on whether an activity is considered to be essential for the support of the banking or insurance

operations.

Strategic investments have been regrouped either under SNS Bank or REAAL Verzekeringen. Non-strategic investments have been or will be divested or kept to maximize their return on investment.

Supervision

Currently SNS REAAL itself is not regulated directly, but as the holding company of a group of licensed banks and insurance companies, it is subject to the supervision which the Dutch Central Bank (De Nederlandsche Bank, "**DNB**") exercises on a consolidated level. The implementation in The Netherlands of Directive 2002/87/EC of 16 December 2002 on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate (the "**Financial Conglomerates Directive**") in Chapter 3.6 of the Financial Services Act (Wet op het financieel toezicht (Wft)) has resulted in SNS REAAL becoming subject to new regulatory requirements as of 1 January 2007. The Financial Conglomerates Directive introduces supplementary supervision of banking, insurance and investment activities carried out in a financial conglomerate. The rules relate to capital adequacy, risk concentration, intra-group transactions, internal control mechanisms and risk management processes. The rules are partly directed at the regulated entities within the conglomerate (although some of the rules relate to the conglomerate as a whole) and partly at the mixed financial holding company heading up the conglomerate, such as the Company.

Prior thereto SNS REAAL was not regulated directly, but as the holding company of a group of licensed credit institutions and insurance companies, it was subject to the supervision which DNB exercises on a consolidated level.

The principles of this consolidated supervision were laid down in a protocol dated 12 October 1999 (Protocol De Nederlandsche Bank N.V./Verzekeringskamer) between the Dutch Central Bank and the (former) Pensions and Insurance Chamber. This protocol provided, among other things, for information and reporting requirements applicable to SNS REAAL regarding the solvency of SNS REAAL.

Within SNS REAAL Group the following subsidiaries of SNS REAAL hold licences under the Wft:

- Licensed banks:
  - SNS Bank N.V.
  - SNS Regio Bank N.V.
  - ASN Bank N.V.
  - SNS Property Finance B.V.
  - SNS Securities N.V.
- Licensed insurance companies:
  - REAAL Levensverzekeringen N.V.

- REAAL Schadeverzekeringen N.V.
- Proteq levensverzekeringen N.V.
- Proteq schadeverzekeringen N.V.
- DBV Levensverzekeringsmaatschappij N.V.
- DBV Schadeverzekeringsmaatschappij N.V.
- Zwitserleven N.V.

• Licensed investment companies:
  - SNS Asset Management N.V.
  - Zwitserleven Asset Management B.V.
  - Zwitserleven Vermogensbeheer N.V.

• Licensed fund management companies:
  - SNS Beleggingsfondsen Beheer B.V.
  - ASN Beleggingsinstellingen Beheer B.V.

Both fund management companies mainly manage "umbrella funds" (SNS Beleggingsfondsen N.V. and ASN Beleggingsfondsen N.V.), which do not form part of SNS REAAL.

Recent Developments

On 19 November 2007 SNS REAAL announced that it and Swiss Life Holding have come to a mutual understanding concerning the purchase of the Dutch and Belgium businesses of Swiss Life Holding, including Zwitserleven and its brand in the Netherlands, Swiss Life Asset Management (Nederland) and Swiss Life Belgium. for a total consideration of up to €1,530 million. The transaction was effective as of 1 January 2008 and closing took place on 29 April 2008.

The acquisition was financed by (i) the issue of 6 shares B of in total €600 million (par value and share premium) and (ii) €930 million of debt instruments and internal resources. On 28 April 2008, SNS REAAL's articles of association were amended and SNS REAAL issued the six shares B to Stichting Beheer SNS REAAL. Zwitserleven will continue to operate largely on a standalone basis. REAAL Verzekeringen has incorporated Zwitserleven N.V. on 17 March 2008. The current pensions businesses of REAAL Levensverzekeringen will be integrated into Zwitserleven N.V.

On 21 January 2008, SNS REAAL announced that it and Delta Lloyd Group have come to a mutual understanding concerning the sale of the shares of Swiss Life Belgium to Delta Lloyd Group for an amount of € 135 million in cash.

On 1 July 2008, SNS REAAL announced that it has successfully completed the sale of the shares of Swiss

Life Belgium to Delta Lloyd Group for a final consideration of €142 million in cash. The required approval of the relevant regulators and works councils has been obtained. The final consideration consists of (i) €135 million based on financial data as at 31 December 2006, (ii) €3.5 million reflecting the movement in 2007 of net asset value and (iii) €3.4 million of accrued interest over 2008 up to the moment of closing.

The transaction includes the same indemnities and warranties as provided to SNS REAAL when it bought Swiss Life Belgium. The sale of the shares of Swiss Life Belgium will lead to a book profit of approximately €20 million, which will be included in the result of the first half year of 2008.

There has been no material adverse change in the prospects of the Issuer since 31 December 2007, the date of the last published audited financial statements.

KEY FINANCIAL INFORMATION

SNS REAAL N.V.'s publicly available consolidated audited annual financial statements for the years ended 31 December 2006 and 31 December 2007 (the "**Financial Statements**") are incorporated by reference into this Prospectus. The information in "Key Figures of SNS REAAL N.V." and "Summary Consolidated accounts" below has been derived from the Financial Statements, except for the information in "Capitalisation of SNS REAAL N.V." which has been derived from internal figures and has not been audited.

KEY FIGURES OF SNS REAAL N.V.

Balance Sheet

(In € millions)

	2007	2006
TOTAL ASSETS	103.074	**79.742**
Investments	21.067	10.626
Investments for insurance contracts on behalf of policyholders	7.235	3.955
Loans and advances to customers	63.045	56.700
Loans and advances to credit institutions	1.631	3.769
Shareholders' equity	3.591	3.200
Capital base	5.620	4.864
Debt certificates	35.212	31.259
Technical provisions insurance operations	24.858	13.283
Savings	19.179	13.678
Amounts due to credit institutions	6.887	7.534

Result

	2007	2006
Income banking operations		
Net interest income banking operations	783	567
Net commission and management fees	129	120
Other income	26	81
Total income banking operations	**938**	**768**

Income insurance operations

Net premium income	2.523	1.960
Result on investments	834	561
Result on investments on behalf of policyholders	96	215
Other income	94	68
Total income insurance operations	3.547	2.804
Other income and eliminations	58	4
Total consolidated income	**4.543**	**3.576**
Total consolidated expenses	**3.974**	**3.117**
Operating profit before taxation	569	459
Taxation	101	88
Third-party interests	3	-
Net profit for the period	465	371
Net profit banking operations	**272**	**214**
Net profit insurance operations	205	**170**
Net profit group activities	**-12**	**-13**
Earnings per share (€)	**1,87**	**1,65**
Diluted earnings per share (€)	**1,87**	**1,65**

KEY RATIOS

	31 December 2007	31 December 2006
Return on shareholders' equity	13.7%	12.7%
Double Leverage	116.3%	107.8%
Average number of employees (FTE)	6.245	5.609
SNS Bank:		
Efficiency ratio	60.3%	62.6%
BIS ratio	11.5%	11.2%
Tier 1 ratio	8.4%	8.2%
REAAL Verzekeringen		
New annual premium equivalent (in € millions)	207	196
Operating cost/premium ratio	14.1%	13.8%
Solvency life operations	272%	236%
Solvency non-life operations	255%	279%

OUTLOOK 2008

If the crisis on the financial markets continues in 2008, as it has so far, this may prove to be a challenging year. SNS REAAL will continue to focus on diversifying its existing sources of income and on investing in new sources, on improving the operational efficiency based on integration processes, and on innovating in marketing and distribution. At the same time, SNS REAAL will maintain its moderate risk profile.

TRENDS

Financial Markets

Equity

The stock markets will continue to be volatile for the time being, especially due to concerns about the impact of the credit crisis. Meanwhile stock markets have generally become cheaper, measured by various valuation methods, such as dividend discount models - in which interest rates play a big role - price/earnings ratios or dividend yields. However, these low valuations come at the end of a period marked by exceptionally strong growth in corporate earnings. Consequently, if corporate earnings were to fall significantly, this might put new pressure on equity valuations. However, no such relapse can as yet be derived from the leading indicators for the US and the eurozone. We expect that concerns about a recession in the US and a widening of the financial crisis will continue for sometime. This may result in disappointing equity revenues for investors.

Interest rates

In order to limit the risks of an excessive slowdown of the economic growth, the Federal Reserve - the American Central bank - is expected to continue its policy of rate cuts. In the eurozone, the European Central Bank (ECB) will give priority to countering inflationary trends. This considerably reduces the likelihood of interest rate cuts, particularly as the average inflation rate in the eurozone is now above the norm. At the same time, the eurozone will not be able to avoid a certain slowdown of growth, which in turn reduces the likelihood of a rate hike.

The central banks will do all they can to ensure that the money market continues to function properly, but the situation cannot return to normal until mutual trust between banks is restored. This requires transparency, i.e. clarity about the financial health of potential debtors, which can only be achieved after the major banks have reported their audited figures for 2007.

Bond yields are currently low, relative to nominal growth. The very low real interest rates in the US, i.e. the interest rate less inflation expectations, reflect the advent of a recession. This may change during the course of the year if the economy develops less unfavourably than many analysts now fear. In the wake of a possible rise in US interest rates, long-term interest rates in the eurozone will also rise slightly. Credit spreads - the risk mark-ups on the money and capital markets - are likely to remain at the current high levels for sometime in 2008. This means banks will need to obtain their funding at relatively high costs.

Product markets

Mortgages

We anticipate continued strong competition and ongoing pressure on prices. The overall Dutch mortgage market is expected to contract, in particular due to limited new construction activity and limited circulation in the residential market; both these trends will result in ongoing scarcity. The mortgage refinancing market will remain at its present low level. The yield curve is not likely to change by much, but may rise slightly at the end of the year. We expect interbank interest rates to show a mixed picture, which may contribute significantly to relatively large changes in mortgage interest rate levels over the course of the year.

Savings and investments

Economic developments will continue to support a favourable savings environment. Mounting uncertainty due to the credit crisis and the economic developments in the US may result in a higher savings growth at the expense of growth in investments. We expect the investment climate to improve later in 2008. For the full year 2008, SNS REAAL again expects the savings and investment inflow to increase. Inflow in investment products and structured savings and investment products in the investment market will again likely exceed that of individual equity investments. We expect products for sustainable asset growth to again outstrip the growth of other products.

Property finance

Demand for high-quality properties in the Netherlands remains high, despite high levels of investment over the past few years. In the office market, the divide between high-quality and less attractive properties is widening, and the latter category is becoming less profitable. Prospects for the residential market and the markets for distribution centres and shopping centres remain positive. Demand for mixed-use centres is especially strong.

Partly due to scarcity of attractive investment projects in the Netherlands, demand for foreign property investment opportunities from Dutch investors remains high.

Life insurance

The overall market for individual life insurance is expected to contract slightly, in particular due to a decreasing demand for unit-linked insurance. Rising demand is expected for risk insurance that can be taken out in combination with banking products, however, due to relatively low average premiums for these products. This leads, on balance, to a contracting market. The mortgage-related insurance market will decline on the back of the mortgage market developments discussed above, and due to longer-term insurance resulting from a reduction in mortgage redemptions. The single premium market is expected to remain stable.

On 4 March 2008, the Financial Services Ombudsman published his recommendation with regard to disputes between private customers that had taken out investment insurance policies and insurance companies associated with the Complaint Institute for Financial Services ("*Klachteninstituut Financiële Dienstverlening*") ("KIFID"). SNS REAAL is currently studying this recommendation and its consequences for both the Issuer and SNS REAAL Group. The amount of any payments to be made in connection with the disputes cannot be reliably estimated at this time.

In the pensions market, semi-group unit-linked pensions in particular are showing good opportunities for growth. IFRS regulations make it less attractive for employers to administrate a pension fund for own account and risk. This leads to a shift from employers' pension funds to pension schemes outsourced to insurers.

Non-life insurance

The private non-life insurance market is expected to remain stable. Product transparency and comparability will improve further; simple products will increasingly be sold through the internet and sales to or via interest groups, who require volume discounts will become more important.

Limited growth is expected for the total corporate non-life market, but prospects vary considerably by segment. Substantial growth is anticipated in the disability market, in particular due to ongoing economic growth and the increasing number of entrepreneurs.

Initiatives

The key initiatives planned for each product group are set out below.

Mortgages

- Within the Budgethypotheek concept, more options and product choices aimed at various target groups.
- Increased third-party product sales through our own distribution channels.
- Improvement and increased flexibility of advisory services, for example by using more mobile SNS Bank advisors.
- Product range optimisation and sales coaching for franchisees of SNS Regio Bank.

- Promotion of joint purchasing by franchisees of SNS Regio Bank through a centralised purchasing organisation.

- More collaboration with purchase organisations based on exclusive mortgage arrangements and more sales through the intermediaries and mortgage chains.
- Fine-tuning of the SME approach, focusing, among other things, on self-employed individuals.
- Intensifying marketing communications for commercial mortgages, with a special focus on distribution through SNS Regio Bank.

Savings and investments

- Improvement and expansion of internet functionality, enabling clients to better manage their financial affairs, obtain a better overview and make easier use of corresponding online and offline advisory functions.
- Improvements and increased flexibility of advisory services, for example by using more mobile SNS Bank advisors.
- Product range optimisation and sales coaching for franchisees of SNS Regio Bank.
- Third-party investment fund sales through our own distribution channels.
- Intensifying SNS Bank's savings campaigns and ASN Bank's net sustainable asset growth products.
- Introduction of products in the area of tax-friendly savings for mortgage repayments or pension schemes.

Property finance

- Stronger focus on alternative sectors and property concepts, such as mixed-use centres, residential centres for the elderly, healthcare centres and hotels (investment financing).
- Stronger focus on regions outside the Randstad urban area (investment finance and project finance).
- Stronger focus on investments in carefully selected projects (project finance).
- Selective growth in a number of major European markets (project finance).

Life insurance

- More focus on the growth markets of risk insurance immediate annuities and semi-group unit-linked pensions.
- Promoting the sales and advisory quality of the intermediaries through strong chain integration.
- Improving the transparency of investment insurance based on the recommendations of the De Ruiter Committee and studying on the recommendations of the Financial Services Ombudsman with regard to disputes between private customers that had taken out investment insurance policies and insurance companies associated with KIFID.
- Realising a better cost structure through economies of scale based on the integration of AXA NL Combined.

Non-life insurance

- Improvement and expansion of the non-life SME insurance product range, in particular based

- Repositioning of the Proteq and improvement of the direct distribution channel, in particular through improved internet functionality.
- Promoting the efficiency and advisory quality of the intermediaries through strong chain integration.
- Realising a better cost structure through economies of scale based on the integration of AXA NL Combined.

Disability insurance

- Improvement and expansion of the product range, particularly based on the integration of AXA NL Combined.

Objectives

In view of the continuing unrest and volatility on the financial markets, we do not give any concrete forecast of the profit and revenue development of SNS REAAL in 2008.

CAPITALISATION OF SNS REAAL N.V.

The following table sets forth the capitalisation and long-term indebtedness of the group on a consolidated basis (the technical reserves of the insurance operations, which are generally long-term in nature, are not included in this table):

(In € millions)

	31st December 2007 IFRS	31st December 2006 IFRS
Short-term debt (remaining terms to maturity up to and including five years)		
– Savings	18.979	12.852
– Other funds entrusted	6.833	5.817
– Debt certificates	16.263	18.793
– Banks	5.471	6.049
– Other liabilities	724	557
	48,270	**44,068**
Long-term debt (remaining terms to maturity over five years)		
– Savings	200	826
– Other funds entrusted	414	662
– Debt certificates	18.949	12.466
– Banks	1.416	1.485
– Other liabilities	235	135
	21.214	**15.574**
Participation certificates and subordinated debts	2.032	1.664
Shareholders' equity		
– Share capital (*)	426	383
– Share premium	675	376
– Revaluation reserve	50	49
– Other reserves	2.066	2.073
– Retained profit	371	319
– Third Party Interest	3	0
Total equity	**3.591**	**3.200**

Capital base	**5.620**	**4.864**
TOTAL CAPITALISATION	**26.837**	**20.438**
TOTAL	**75.107**	**64.506**

* On the date of this Prospectus, a total of 261,472,608 ordinary shares have been fully paid up and placed. The nominal value of one share is € 1.63. The authorised share capital of the Issuer is € 1,701,728,383.

Financial Year

The financial year of the Issuer is the calendar year.

Auditors

The consolidated financial statements for 2007 and 2006 have been audited by KPMG ACCOUNTANTS N.V., Burg. Rynderslaan 10-20, 1185 MC Amstelveen. The auditors have given an unqualified opinion for each of these years.

Legal proceedings

The Issuer and its affiliates are involved in governmental, legal and arbitration proceedings that relate to claims by and against the respective company which ensue from its normal business operations (including any such proceedings which are pending or threatened of which the Issuer is aware).

Although it is impossible to predict the result of pending or threatened governmental, legal and arbitration proceedings, based on the information currently available and after consulting legal advisors, the Issuer believes that the result of these proceedings are unlikely to significantly affect the financial position or profitability of the Issuer and its affiliates.

Although it is impossible to predict the result of pending or threatened governmental, legal and arbitration proceedings, based on information currently public available, the Issuer is unaware of any governmental, legal and arbitration proceedings in which the Issuer and its affiliates are not involved, which may have a significant effect on the Issuer's and its affiliates financial position or profitability.

No significant change

Since 31 December 2007, the last day of the financial period in respect of which the most recent audited annual report of the Issuer has been prepared, there has been no significant change in the financial or trading position of the Issuer and its affiliates.

SUMMARY CONSOLIDATED ACCOUNTS

CONSOLIDATED BALANCE SHEET

Before profit appropriation and in € millions	31-12-2007	31-12-2006
Assets		
Goodwill and other intangible assets	2.040	883
Tangible fixed assets	425	320
Investment in associates	127	139
Investment property	169	135
Investments	21.067	10.626
Investments for insurance products on behalf of policy holders	7.235	3.955
Derivatives	1.161	943
Deferred tax assets	283	66
Reinsurance contracts	483	338
Loans and advances to customers	63.045	56.700
Loans and advances to credit institutions	1.631	3.769
Corporate tax	216	250
Other assets	851	658
Cash and cash equivalents	4.341	960
Total Assets	**103.074**	**79.742**
Equity and Liabilities		
Share capital	426	383
Other reserves	2.791	2.498
Retained profit	371	319
Equity attributable to shareholders	3.588	3200
Third party interests	3	-
Group equity	3.591	3200
Participation certificates and subordinated debts	2.032	1.664
Debt certificates	35.212	31.259
Technical provisions, insurance operations	24.858	13.283
Provision for employee benefits	199	68
Other provisions	43	29
Derivatives	959	692
Deferred tax liabilities	507	243
Savings	19.179	13.678
Other amounts due to customers	7.247	6.479
Amounts due to credit institutions	6.887	7.534
Corporate tax	0	13
Other liabilities	2.360	1.600
Total equity and liabilities	**103.074**	**79.742**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In € millions	2007	2006
Income		
Interest income banking operations	3.356	2.314
Interest expenses banking operations	2.522	1.715
Net interest income banking operations	834	599
Premium income	2.584	2.009
Reinsurance premiums	61	49
Net premium income	2.523	1.960
Commission and management fees receivable	202	194
Commission and management fees due	19	40
Net commission and management fees	183	154
Share in the result of associates	9	13
Result on Investments	842	612
Result on investments for insurance contracts on behalf of policy holders	96	215
Results on derivatives and other financial instruments	43	21
Other operating income	13	2
Total income	**4.543**	**3.576**
Expenses		
Technical expenses on insurance contracts	1.979	1.393
Technical expenses on insurance products on behalf of policy holders	496	663
Acquisition costs for insurance contracts	327	218
Value adjustments to financial instruments and other assets	63	35
Staff costs	604	498
Depreciation and amortisation on tangible and intangible fixed assets	67	52
Other operating expenses	256	210
Other interest expenses	182	48
Total expenses	**3.974**	**3.117**
Operating profit before taxation	**569**	**459**
Taxation	101	88
Net profit (including third party interests)	**468**	**371**
Attribution:		
Net profit attributable to shareholders	465	371
Net profit attributable to minority interests	3	-
Net profit for the year	**468**	**371**

CONSOLIDATED CASH FLOW STATEMENT

In € millions	2007	2006
Cash flow from operating activities		
Profit for the financial year	569	459
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	53	45
Amortisation Value of Business Acquired	27	6
Amortisation of acquisition costs	126	83
Changes in provisions and deferred taxes	-199	-33
Value adjustments to financial instruments and other assets	63	35
Revaluation of investment property	-15	-4
Retained profit share in associates	-5	-5
Operating cash flow	**-58**	**-81**
Change in loans and advances to customers	-941	-2.702
Change in loans and advances to credit institutions	2.892	-3.252
Change in savings	2.531	1.345
Change in technical provisions and provision for employee benefits	-681	-226
Change in investments and derivatives (other than from purchases	322	644
and sales)	266	-141
Change in debt certificates	-202	-323
Change in other operating activities	313	-384
Net cash flow from operating activities	**5.061**	**-4.534**
Cash flow from investing activities		
Receipts from the sale of intangible fixed assets	0	2
Receipts from the sale of tangible fixed assets	2	10
Receipts from the sale of subsidiaries	61	7
Receipts from the sale of investment property	25	3
Income from the sale and redemption of investments and derivatives	4.065	5.180
Purchase of intangible fixed assets	-166	-214
Purchase of tangible fixed assets	-46	-54
Purchase of subsidiaries	-1.670	-839
Purchase of investment property	-9	-
Purchase of investments and derivatives	-6.044	-6.074
Net cash flow from investing activities	**-3.782**	**-1.979**
Cash flow from financing activities		
Receipts from issue of shares	342	405
Receipts from subordinated loans	377	267
Receipts from debt certificates	11.868	14.665
Redemption of subordinated loans	-24	-210
Redemption of debt certificates	-10.367	-8.678
Dividends paid	-94	-52
Net cash flow from financing activities	**2.102**	**6.397**
Cash and cash equivalents as at 1 January	960	1.076

Net increase in cash and cash equivalents	3.381	-116
Cash and cash equivalents as at 31 December	**4.341**	**960**
Additional disclosure with regard to cash flows from operating activities:		
Interest income received	**3.393**	**2.723**
Dividends received	**103**	**79**
Interest paid	**2.431**	**1.606**

FORM OF THE NOTES

Each Tranche of Notes will (unless otherwise indicated in the applicable Final Terms) be initially represented by a temporary global Note (the "**Temporary Global Note**") (or, if so specified in the applicable Final Terms, a permanent global Note (the "**Permanent Global Note**")), without receipts, interest coupons or talons, which, if it is not intended to be issued in NGN form, as specified in the relevant Final Terms, will either (i) be delivered to a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing systems or (ii) be deposited with Euroclear Nederland and each global Note which is intended to be issued in NGN form, as specified in the relevant Final Terms, will be deposited on or around the Issue Date of the relevant Tranche of Notes with a common safekeeper for Euroclear and/or Clearstream, Luxembourg. Whilst any Note is represented by a Temporary Global Note and subject to TEFRA D selling restrictions, payments of principal and interest (if any) due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by the relevant clearing system(s) and the relevant clearing system(s) has or have given a like certification (based on the certifications it has or they have received) to the Agent. Any reference in this section to the relevant clearing system(s) shall mean the clearing and/or settlement system(s) specified in the applicable Final Terms.

On 13 June 2006 the European Central Bank (the "**ECB**") announced that Notes in NGN form are in compliance with the "Standards for the use of EU securities settlement systems in ESCB credit operations" of the central banking system for the euro (the "**Eurosystem**"), provided that certain other criteria are fulfilled. At the same time the ECB also announced that arrangements for Notes in NGN form will be offered by Euroclear and Clearstream, Luxembourg as of 30 June 2006 and that debt securities in global bearer form issued through Euroclear and Clearstream, Luxembourg after 31 December 2006 will only be eligible as collateral for Eurosystem operations if the NGN form is used.

On and after the date (the "**Exchange Date**") which is not less than 40 days nor more than 90 days after the date on which the Temporary Global Note is issued, interests in the Temporary Global Note will be exchangeable (free of charge) upon request as described therein, either for interests in a Permanent Global Note without receipts, interest coupons or talons, or for definitive Notes (as indicated in the applicable Final Terms) in each case (if the Notes are subject to TEFRA D selling restrictions) against certification of beneficial ownership as described in the second sentence of the preceding paragraph unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest or principal due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes") the Agent

shall arrange that, where a Temporary Global Note representing a further Tranche of Notes is issued, the Notes of such Tranche shall be assigned an ISIN and a common code by Euroclear and Clearstream, Luxembourg and/or a Fondscode by Clearnet S.A. Amsterdam Branch Stock Clearing (the securities clearing corporation of Euronext Amsterdam) which are different from the ISIN, common code and Fondscode assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche. In case of Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of €50,000 (or its equivalent) that are not integral multiples of €50,000 (or its equivalent). So long as such Notes are represented by a Temporary Global Note or Permanent Global Note and the relevant clearing system(s) so permit, these Notes will be tradeable only in the minimum authorised denomination of €50,000 increased with integral multiples of €1,000, notwithstanding that no Definitive Notes will be issued with a denomination over €99,000.

Definitive Notes will be either in the standard euromarket form, in K-form (including verzamelbewijs) (with Coupons) and/or in CF-form (with Coupon sheets). Definitive Notes and global Notes will be to bearer. Notes in K-form may, if applicable, have Talons for further Coupons attached but will not be issued with Receipts attached. Notes in CF-form will have neither Talons nor Receipts attached on issue and will be governed by the rules of the *Algemeen Obligatiekantoor van het Centrum voor Fondsenadministratie B.V* in Amsterdam.

Payments of principal and interest (if any) on a Permanent Global Note will be made through the relevant clearing system(s) against presentation or surrender (as the case may be) of the Permanent Global Note to or to the order of any Paying Agent without any requirement for certification. A Permanent Global Note (other than a Permanent Global Note deposited with Euroclear Nederland) will be exchangeable (free of charge), in whole in accordance with the applicable Final Terms for security printed definitive Notes with, where applicable, receipts, interest coupons or coupon sheets and talons attached. Such exchange may be made only upon the occurrence of any Exchange Event. An "**Exchange Event**" means (1) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available or (2) any of the circumstances described in Condition 10 occur or (3) the Issuer has or will become obliged to pay additional amounts as provided for or referred to in Condition 8 which would not be required were the Notes represented in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 14 upon the occurrence of an Exchange Event. In the event of the occurrence of an Exchange Event as described in (1) above, Euroclear and/or Clearstream, Luxembourg, acting on the instructions of any holder of an interest in the global Note, may give notice to the Agent requesting exchange and in the event of the occurrence of an Exchange Event as described in (2) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur no later than 15 days after the date of receipt of the relevant notice by the Agent.

Global Notes and definitive Notes will be issued pursuant to the Agency Agreement. At the date hereof,

neither Euroclear nor Clearstream, Luxembourg regard Notes in global form as fungible with Notes in definitive form. In case of Notes represented by a Permanent Global Note deposited with Euroclear Nederland, a Noteholder shall not have the right to request delivery (*uitlevering*) of his Notes under the Dutch Securities Giro Transfer Act (*Wet giraal effectenverkeer)*.

The following legend will appear on all global Notes, definitive Notes, receipts and interest coupons (including talons) which are subject to TEFRA D selling restrictions:

"*Any United States person who holds this obligation will be subject to limitation under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code of 1986.*"

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss of Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of Notes, receipts or interest coupons.

Notes which are represented by a global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear, Clearstream, Luxembourg or Euroclear Nederland as the case may be.

Pursuant to the Agency Agreement the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms.

The following legend will appear on all global Notes held in Euroclear Nederland:
"Notice: This Note is issued for deposit with Euroclear Nederland at Amsterdam, The Netherlands. Any person being offered this Note for transfer or any other purpose should be aware that theft or fraud is almost certain to be involved."

A Note may be accelerated by the holder thereof in certain circumstances described in Condition 10 of the Notes. In such circumstances, where any Note is still represented by a global Note and a holder of such Note so represented and credited to his account with the relevant clearing system(s) (other than Euroclear Nederland) gives notice that it wishes to accelerate such Note, unless within a period of 15 days from the giving of such notice payment has been made in full of the amount due in accordance with the terms of such global Note, holders of interests in such global Note credited to their accounts with the relevant

clearing system(s) (other than Euroclear Nederland) will become entitled to proceed directly against the Issuer on the basis of statements of account provided by the relevant clearing system(s) (other than Euroclear Nederland) on and subject to the terms of the relevant global Note. In the case of a global Note deposited with Euroclear Nederland, the rights of Noteholders will be exercised in accordance with the Dutch Securities Giro Transfer Act (as amended).

USE OF PROCEEDS

Except as otherwise specified in the applicable Final Terms, the net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes. If in respect of any particular issue, there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

TAXATION

The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a prospective purchaser of the Notes. Prospective purchasers are strongly advised to acquaint themselves as with the overall tax consequences of purchasing, holding and/or selling the Notes This summary is based on the tax laws, published case law and tax regulations in force in The Netherlands as of the date of this Prospectus, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

The Issuer has been advised by its independent tax counsel KPMG Meijburg & Co. that under the existing laws of The Netherlands:

(a) All payments by the Issuer of interest and principal under the Notes can be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein, unless the Notes qualify as a loan that is regarded as equity for tax purposes as referred to in Section 10 (1) (d) of the Dutch Corporate Income Tax Act (*Wet op de vennootschapsbelasting 1969*).

(b) A holder of a Note who derives income from a Notes or who realizes a gain on the disposal or redemption of a Notes will not be subject to Dutch taxation on such income or capital gains unless:

(i) the holder is, or is deemed to be, resident in The Netherlands or has opted to be treated as a resident of The Netherlands; or

(ii) such holder has an enterprise or an interest in an enterprise which, in whole or in part, is carried on through a permanent establishment or a permanent representative in The Netherlands and the Notes are attributable to this permanent establishment or permanent representative; or

(iii) such holder is an entity and has a substantial interest* in the Issuer and such interest does not form part of the assets of an enterprise ; or

(iv) such holder is an entity and has a deemed Netherlands enterprise to which enterprise the Notes are attributable; or

(v) such holder is an individual and derives benefits from miscellaneous activities carried out in The Netherlands in respect of the Notes, including, without limitation, activities which are beyond the scope of active portfolio investment activities; or

(vi) such holder or a person related to the holder by law, contract, consanguinity or affinity to the degree specified in the tax laws of The Netherlands has or is deemed to have substantial interest* in the Issuer.

* Generally speaking an interest in the Issuer should not be considered as a substantial interest if the holder of such interest, and if the holder is a natural person, his or her spouse, registered partner, certain other relatives or certain persons sharing the holder's household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain rights over, shares or rights resembling shares representing five percent or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of the Issuer.

(c) No gift, estate or inheritance tax will arise in The Netherlands on the transfer by way of gift or inheritance of the Notes, unless:

(i) the donor or the deceased at the time of the gift or the death is a resident or a deemed resident of The Netherlands;

(ii) at the time of the gift such holder has, or at the time of his or her death such holder had, an enterprise or interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part the Notes are or were attributable; or

(iii) in the case of a gift of Notes by an individual who, at the date of the gift, was neither a resident nor deemed to be a resident of The Netherlands, and such individual dies within 180 days after the date of the gift, and at the time of his or her death is or is deemed to be a resident of The Netherlands.

(d) There will be no registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty due in The Netherlands other than court fees payable in respect of or in connection with the issue, transfer, execution, delivery and/or enforcement by legal proceedings of the Notes of the Notes or the performance of the Issuer's obligations under the Notes.

(e) There will be no value added tax due in The Netherlands in respect of payments made in consideration for the issue of the Notes, whether in respect of the payment of interest and principal or in respect of the transfer of Notes.

(f) A holder of Notes will not become, and will not be deemed to be, resident in The Netherlands by the sole virtue of holding such Note or the execution, performance, delivery and/or enforcement of the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, for a transitional period, Austria, Belgium and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

A number of non-EU countries, and certain dependent or associated territories of certain Member States, have adopted similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident in a Member State. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident in one of those territories.

SUBSCRIPTION AND SALE

The Dealers have in an amended and restated dealership agreement dated 16 July 2008 (the "**Dealership Agreement**") (as supplemented from time to time) agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes" above. In the Dealership Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme.

Public Offer Selling Restrictions under the Prospectus Directive

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, (each a "**Relevant Member State**") each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public which are the subject of the offering contemplated by this Prospectus in relation thereto to the public following in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) following the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State and notified to the competent authority in that Relevant Member State, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(e) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

Provided that no such offer of the Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression "an offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient

information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented, warranted and agreed and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated, and will only communicate or cause to communicate, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the "**FSMA**") received by it in connection with the issue or sale of Notes in circumstances in which Section 21(1) of the FSMA does not, or in the case of the Issuer would not, if it was not an authorized person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

United States of America

1. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account of, or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. Each Dealer represents and agrees that it has offered and sold any Notes, and will offer and sell any Notes (i) as part of their distribution at any time and (ii) otherwise until 40 days after the completion of the distribution of all Notes of the Tranche of which such Notes are a part, as determined and notified as provided below, only in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, each Dealer further represents and agrees that it, its affiliates or any persons acting on its or their behalf have not engaged and will not engage in any directed selling efforts with respect to any Note, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Each Dealer who has subscribed for Notes of a Tranche hereunder (or in the case of a sale of a Tranche of Notes issued to or through more than one Dealer, each of such Dealers as to the Notes of such Tranche subscribed for by or through it or, in the case of a syndicated issue, the relevant Lead Manager) shall determine and notify to the Agent the completion of the distribution by it of the Notes of such Tranche. On the basis of such notification or notifications, the Agent will notify such Dealer/Lead Manager of the end of the distribution compliance period with respect to such Tranche. Each Dealer also agrees that, at or prior to confirmation of sale of Notes, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it during the distribution compliance period a confirmation or notice to substantially the following effect:

*"The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of the Securities as determined and notified by the Agent for the Securities to [name of the relevant Dealer], except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them in Regulation S."*

Terms used in this sub-clause 1(1) have the meanings given to them by Regulation S.

2. In addition (but only in relation to Notes with an initial maturity in excess of 365 days):
where TEFRA D is specified in the applicable Final Terms:

(a) except to the extent permitted under U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules"), each Dealer (a) represents that it has not offered or sold, and agrees that during the restricted period it will not offer or sell, Notes in bearer form to a person who is within the United States or its possessions or to a United States person, and (b) represents that it has not delivered and agrees that it will not deliver within the United States or its possessions definitive Notes in bearer form that are sold during the restricted period;

(b) each Dealer represents that it has and agrees that throughout the restricted period it will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Notes in bearer form are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(c) if it is a United States person, each Dealer represents that it is acquiring the Notes for purposes of resale in connection with their original issuance and if it retains Notes in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

(d) with respect to each affiliate that acquires Notes from a Dealer for the purpose of offering or selling such Notes during the restricted period, such Dealer repeats and confirms the representations and agreements contained in subparagraphs (a), (b) and (c) on such affiliate's behalf.

Terms used in this paragraph 1(2) have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

where TEFRA C is specified in the applicable Final Terms:
Each Dealer understands that under U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "**C Rules**"), Notes in bearer form must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Dealer represents and agrees that it has not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly, Notes in bearer

form within the United States or its possessions in connection with their original issuance. Further, in connection with the original issuance of Notes in bearer form, the Dealer has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if either the Dealer or the prospective purchaser is within the United States or its possessions or otherwise involve a U.S. office of the Dealer in the offer or sale of Notes in bearer form. Terms used in this paragraph 1(2) have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the C Rules.

3. Each issue of Index Linked Notes or Dual Currency Notes shall be subject to any additional U.S. selling restrictions set out in the applicable Final Terms. Each relevant Dealer agrees that it shall offer, sell and deliver such Notes only in compliance with such additional U.S. selling restrictions.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to resident of Japan, except under circumstances which will result in compliance with all applicable laws, regulations and guidelines of Japan in effect at the relevant time.

General

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers or sells Notes or possesses or distributes this Prospectus and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or deliveries and the Issuer shall not have any responsibility therefore. Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale. With regard to each Tranche, the relevant Dealer will be required to comply with any other additional restrictions set out in the applicable Final Terms.

Zero Coupon Notes

In addition, Zero Coupon Notes in definitive form may only be transferred or accepted directly or indirectly, within, from or into The Netherlands through the mediation of either the Issuer or a member firm of Euronext Amsterdam with due observance of the Savings Certificates Act (*Wet inzake Spaarbewijzen*) (including identification and registration requirements) (as amended), provided that no mediation is required in respect of (i) the initial issue of those Notes to the first holders thereof, (ii) any transfer and

delivery by individuals who do not act in the conduct of a profession or trade, and (iii) the issue and trading of those Notes, if they are physically issued outside The Netherlands and are not distributed in The Netherlands in the course of primary trading or immediately thereafter. As used herein, "**Zero Coupon Notes**" are Notes which qualify as savings certificates under the Savings Certificates Act (*Wet inzake Spaarbewijzen*), i.e. Notes that are in bearer form and that constitute a claim for a fixed sum against the Issuer and on which interest does not become due during their tenor or on which no interest is due whatsoever.

GENERAL INFORMATION

Authorisation

The 2008 update of the Programme, each future issue under the Programme was duly authorized by a resolution of the Board of Directors of the Issuer dated 22 May 2008 and a resolution of the Supervisory Board of the Issuer dated 22 May 2008. All consents, approvals, authorizations or other orders of all regulatory authorities required by the Issuer under the laws of The Netherlands have been or will be obtained for the issue of Notes and for the Issuer to undertake and perform its obligations under the Dealership Agreement, the Agency Agreement and the Notes.

Listing

Application may be made to Euronext Amsterdam for Notes to be issued under the Programme up to the expiry of 12 months from the publication date of this Prospectus to be admitted to listing and trading on Euronext Amsterdam by NYSE Euronext. In addition, Notes issued under the Programme may be listed or admitted to trading, as the case may be, on the Luxembourg Stock Exchange and on any other stock exchange or market specified in the applicable Final Terms. The Issuer may also issue unlisted Notes under the Programme. For listing purposes, the Luxembourg Stock Exchange has allocated the number 12446 to the Programme.

Documents Available

So long as Notes are outstanding under the Programme, copies of the following documents will, when published, be available free of charge from the registered office of the Issuer, from the specified office of the Agent and the Other Paying Agent, from the specified offices of The Netherlands Listing Agent and the Luxembourg Listing Agent and at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, Amsterdam, The Netherlands:

(i) the Dutch language version and an English translation of the most recent Articles of Association of the Issuer;

(ii) the audited annual reports of the Issuer for the two most recent financial years and the most recently available unaudited (semi-annual) interim financial statements (in English) of the Issuer;

(iii) the Dealership Agreement and the Agency Agreement (which contains the forms of the temporary and permanent global Note, the definitive Notes, the Receipts, the Coupons and the Talons);

(iv) a copy of this Prospectus;

(v) any future prospectuses, offering circulars, supplementary listing particulars, information memoranda, supplements to this Prospectus and any other documents incorporated herein or therein by reference; and

(vi) the Final Terms for each Tranche of Notes.

Clearing and Settlement Systems

The Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and Clearnet (the securities clearing corporation of Euronext Amsterdam). The appropriate common code, ISIN and Fondscode for each Tranche allocated by Euroclear, Clearstream, Luxembourg and Clearnet (the securities clearing corporation of Euronext Amsterdam), and any other relevant security code, will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

Clearing systems addresses

The address of Euroclear is 1 Boulevard de Roi Albert II, 1210 Brussels, Belgium. The address of Clearstream Luxembourg is 42 Avenue J.F. Kennedy, L-1855 Luxembourg. The address of Euroclear Nederland is Herengracht 459-469, 1017 BS Amsterdam, The Netherlands.

Ratings

Rating definitions Moody's

A:	Obligations rated A are considered upper-medium grade and are subject to low credit risk. Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Prime-1 (P-1):	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

Rating definitions Standard & Poor's

A:	An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.
Plus (+) or minus (-):	The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
A-1:	A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

Liquidity Providers

The Issuer has appointed AFS and Van der Moolen as special bond liquidity providers for certain Notes issued under the Programme, admitted to listing and trading on Euronext Amsterdam by NYSE Euronext. The obligations of a liquidity provider are mainly based on the interest of ensuring orderly trading conditions in particularly for a maximum spread between the bid and ask prices. The special bond liquidity providers are obliged to enter limit bid and ask orders simultaneously, also to be referred to as "quotes", in the trading system and to enter into transactions on the basis of such quotes at all times during Euronext Amsterdam trading hours.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Prospectus and have been approved by the AFM or filed with it shall be deemed to be incorporated in, and to form part of, this Prospectus:

(a) SNS REAAL N.V.'s publicly available annual reports (including the consolidated audited annual financial statements and auditor's reports) for the years ended 31 December 2007 (set forth on pages 126 up to and including 253, and page 257 and 258 of its 2007 annual report), and 31 December 2006 (set forth on pages 104 up to and including 211,and page 216 of its 2006 annual report) ;

(b) SNS REAAL N.V.'s articles of association as per the Publication Date of this Prospectus (in the original Dutch language version as well as in English translation); and

(c) the Medium Term Notes terms and conditions set forth on pages 71 up to and including 101 and the Capital Securities terms and conditions set forth on pages 121 up to and including 145 of the prospectus relating to the Programme dated 25 June 2007, the ("**2007 Terms and Conditions**") and the terms and conditions set forth on pages 41 up to and including 68 of the prospectus relating to the Programme dated 22 December 2005 ("**2005 Terms and Conditions**").

These documents can be obtained without charge at the offices of the Issuer and the Agent, each as set out at the end of this Prospectus. In addition these documents are available on the Issuer's website at www.snsreaal.com.

CHAPTER 2: MEDIUM TERM NOTES

PART 1: TERMS AND CONDITIONS OF THE MEDIUM TERM NOTES

The following are the Terms and Conditions of Notes to be issued by the Issuer which will be incorporated by reference into each global Note and which will be endorsed on (or, if permitted by the rules of the relevant stock exchange and agreed between the Issuer and the relevant Dealer, incorporated by reference into) each definitive Note in the standard euromarket form and K-form and will be applicable to each definitive Note in CF-form. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Tranche of Notes. The applicable Final Terms will be endorsed on, incorporated by reference into, or attached to, each global Note and definitive Note in the standard euromarket form and K-form and will be applicable to each definitive Note in CF-form. Reference should be made to "Form of the Notes" above for a description of the content of Final Terms which includes the definition of certain terms used in the following Terms and Conditions.

This Note is one of a series of Notes issued by SNS REAAL N.V. (the "**Issuer**", which expression shall include any Substituted Debtor pursuant to Condition 17) pursuant to the Agency Agreement (as defined below). References herein to the "**Notes**" shall be references to the Notes of this Series (as defined below) and shall mean (i) in relation to any Notes represented by a global Note, units of the lowest Specified Denomination in the Specified Currency, (ii) definitive Notes issued in exchange for a global Note and (iii) any global Note. The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement dated 16 July 2008 (as supplemented from time to time, the "**Agency Agreement**") and made between the Issuer, Dexia Banque Internationale à Luxembourg as issuing and principal paying agent and agent bank (the "**Agent**", which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the "**Paying Agents**", which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes in the standard euromarket form (unless otherwise indicated in the applicable Final Terms) have interest coupons ("**Coupons**") and, if indicated in the applicable Final Terms, talons for further Coupons ("**Talons**") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes in the standard euromarket form repayable in instalments have receipts ("**Receipts**") for the payment of the instalments of principal (other than the final instalment) attached on issue. Any reference herein to "**Noteholders**" shall mean the holders of the Notes, and shall, in relation to any Notes represented by a global Note, be construed as provided below. Any reference herein to "**Receiptholders**" shall mean the holders of the Receipts and any reference herein to "**Couponholders**" shall mean the holders of the Coupons, and shall, unless the context otherwise requires, include the holders of the Talons. Any holders mentioned above include those having a credit balance in the collective deposits held

by Euroclear Nederland or one of its participants.

Interest bearing definitive Notes in K-form will have Coupons and, if indicated in the applicable Final Terms, Talons attached but will not be issued with Receipts attached. Interest bearing definitive Notes in CF-form will have Coupon sheets attached but will not be issued with Talons or Receipts attached. References in these Terms and Conditions to "Coupons" will include references to such Coupon sheets.

The Final Terms for this Note are endorsed hereon, attached hereto, applicable hereto or incorporated by reference herein and supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note.

As used herein, "**Tranche**" means Notes which are identical in all respects (including as to listing) and "**Series**" means a Tranche of Notes together with any further Tranche or Tranche of Notes which are (i) expressed to be consolidated and form a single series and (ii) are identical in all respects (including as to listing) from the date on which such consolidation is expressed to take effect.

Copies of the Agency Agreement and the applicable Final Terms are available at the specified offices of each of the Agent and the other Paying Agents save that Final Terms relating to an unlisted Note will only be available for inspection by a Noteholder upon such Noteholder producing evidence as to identity satisfactory to the relevant Paying Agent. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Final Terms which are binding on them.

Words and expressions defined in the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency, the Specified Denomination(s) and the Specified Form(s).

This Note is a Senior Note or a Subordinated Note, as indicated in the applicable Final Terms.

This Note is either a Fixed Rate Interest Note, a Floating Rate Interest Note, a Zero Coupon Note, an Index Linked Interest Note, a Share Linked Interest Note, an Inflation Linked Interest Note, a Fund Linked Interest Note, an Index Linked Redemption Amount Note, a Non Interest Bearing Index Linked Note, a Dual Currency Note, an Instalment Note or a Partly Paid Note or a combination of any of the foregoing or such other Note, as indicated in the applicable Final Terms.

Notes in definitive form are issued with Coupons attached, unless otherwise indicated in the applicable

Final Terms or if they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. For Notes held by Euroclear Nederland, deliveries will be made in accordance with the Securities Giro Transfer Act (*Wet giraal effectenverkeer*, the "**Wge**") (as amended). Except as ordered by a court of competent jurisdiction or as required by law or applicable regulations, the Issuer, the Agent and any Paying Agent may deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a global Note held on behalf of Euroclear and/or Clearstream, Luxembourg each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer and any Paying Agent as the holder of such nominal amount of such Notes for al purposes other than with respect to the payment of principal or interest on the Notes, for which purpose the bearer of the relevant global Note shall be treated by the Issuer and any Paying Agent as the holder of such Notes in accordance with and subject to the terms of the relevant global Note (and the expressions "**Noteholder**" and "**holder of Notes**" and related expressions shall be construed accordingly). Notes which are represented by a global Note held by a common depositary for Euroclear or Clearstream, Luxembourg or by a common safekeeper will be transferable only in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms but shall not include Euroclear Nederland. Any amendments to the Terms and Conditions required in connection with such addition or alternative clearing system shall be specified in the applicable Final Terms.

2. Status of the Senior Notes and Negative Pledge

(a) Status of the Senior Notes

The Senior Notes and the relative Receipts and Coupons constitute unsecured and unsubordinated obligations of the Issuer and rank pari passu without any preference among themselves and with all other present and future unsecured and unsubordinated obligations of the Issuer save for those preferred by mandatory provisions of law.

(b) Negative Pledge

This Condition 2(b) applies only to Senior Notes (unless otherwise specified in the applicable Final Terms). So long as any Senior Note remains outstanding (as defined in the Agency Agreement), the Issuer will not, and the Issuer shall procure that none of its Material Subsidiaries will, create or permit to subsist any Encumbrance (other than a Permitted Encumbrance) upon the whole or any part of its present or future undertakings, assets or revenues (including uncalled capital) to secure any Relevant Indebtedness of any person without at the same time or prior thereto securing the Senior Notes equally and rateably therewith or providing such other security for the Senior Notes as may be approved by an Extraordinary Resolution (as defined in the Agency Agreement) of Noteholders.

In this Condition:

"**Relevant Indebtedness**" means:

(a) any indebtedness which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock or certificate in physical form which is, or is capable of being, listed, quoted or traded on any stock exchange or in any securities market (including, without limitation, any over-the-counter market); and

(b) any guarantee or indemnity in respect of any such indebtedness.

"**Permitted Encumbrance**" means (i) an Encumbrance over any asset in the form as specified under Relevant Indebtedness, whether arising under any plan of securitisation or repackaging of the Issuer or any subsidiary thereof and (ii) an Encumbrance created or permitted to subsist by SNS Bank N.V. or its subsidiaries over mortgage loans and mortgage receivables of the Issuer or its subsidiaries.

"**Encumbrance**" means any mortgage, charge, pledge, lien or other encumbrance.

"**Material Subsidiary**" means any subsidiary, direct or indirect, of the Issuer which is a bank or an insurer within the meaning of the Wft and is supervised by the DNB (*De Nederlandsche Bank N.V.*).

3. Status and Characteristics relating to Subordinated Notes (Subject to review on Tier 1))

The Subordinated Notes and the relative Receipts and Coupons constitute unsecured and subordinated obligations of the Issuer and rank pari passu without any preference among themselves and with all other present and future unsecured and subordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

The claims of the holders of the Subordinated Notes of this Series and the relative Receipts and Coupons (the "**Subordinated Holders**") against the Issuer are (i) in the event of the liquidation or bankruptcy of the Issuer or (ii) in the event that a competent court has declared that the Issuer is in a situation which

requires emergency measures (*noodregeling*) in the interests of all creditors, as referred to in Part 3.5.5. of the Wft and for so long as such situation is in force (such situation being hereinafter referred to as a Moratorium), subordinated to (a) the claims of depositors, (b) unsubordinated claims with respect to the repayment of borrowed money and (c) other unsubordinated claims. By virtue of such subordination, payments to a Subordinated Holder will, in the event of liquidation or bankruptcy of the Issuer or in the event of a Moratorium with respect to the Issuer, only be made after, and any set-off by a Subordinated Holder shall be excluded until, all obligations of the Issuer resulting from deposits, unsubordinated claims with respect to the repayment of borrowed money and other unsubordinated claims have been satisfied.

4. Redenomination

(a) Redenomination

Where redenomination is specified in the applicable Final Terms as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders and the Couponholders, on giving prior notice to the Agent, Euroclear, Clearstream, Luxembourg and, if applicable, Euroclear Nederland and at least 30 days' prior notice to the Noteholders in accordance with Condition 14, elect that, with effect from the Redenomination Date specified in the notice, the Notes, the Receipts and the Coupons denominated in the Specified Currency (or Specified Currencies) (each the "**Old Currency**")shall be redenominated in another currency (the "**New Currency**") being either euro, or, in the event of redenomination upon the occurrence of a Convertibility Event, a currency other than euro, as the case may be.

The election will have effect as follows:

(i) the Notes, the Receipts and the Coupons shall be deemed to be redenominated into the New Currency in the denomination of euro 0.01, or its equivalent in another currency, with a principal amount for each Note and Receipt equal to the principal amount of that Note or Receipt in the Specified Currency, converted into the New Currency at the Established Rate provided that, if the Issuer determines, with the agreement of the Agent, that the then market practice in respect of the redenomination into the New Currency of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes may be listed and the Paying Agents of such deemed amendments;

(ii) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01 or its equivalent in another currency;

(iii) if definitive Notes are required to be issued after the Redenomination Date they shall be issued at the expense of the Issuer in the denominations of euro 1,000, euro 10,000, euro 100,000 and (but

only to the extent of any remaining amounts less than euro 1,000 or such smaller denominations as the Agent may approve) euro 0.01 or any of its equivalents in another currency, and such other denominations as the Agent shall, in consultation with the Issuer, determine and notify to the Noteholders;

(iv) if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the "**Exchange Notice**") to the Noteholders in accordance with Condition 14 that replacements of Old Currency denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New Currency denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Agent, in consultation with the Issuer, may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v) on or after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in the New Currency as though references in the Notes to the Specified Currency were to the New Currency. Payments will be made in the New Currency by credit or transfer to a New Currency account (or any other account to which the New Currency may be credited or transferred) specified by the payee or, at the option of the payee, by a New Currency cheque;

(vi) if the Notes are Fixed Rate Interest Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Calculation Amount, multiplying such sum by the applicable Fixed Day Count Fraction (as defined in Condition 5(a)), and rounding the resultant figure to the nearest sub-unit of the relevant New Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. The amount of interest payable in respect of such Fixed Rate Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding; and

(vii) if the Notes are Floating Rate Interest Notes, the applicable Final Terms will specify any relevant changes to the provisions relating to interest; and

(viii) the applicable Final Terms will specify the exact date on which the redenominations will occur in case the notes were issued in a currency other than euro and in a currency in which the TARGET System does not apply.

(b) Definitions

In these Conditions, the following expressions have the following meanings:

"**Convertibility Event**" means the determination by the national government of the country in the currency of which the Notes were issued, that such currency is substituted by another currency.

"**Established Rate**" means the rate for the conversion of the Old Currency into the New Currency as fixed by the relevant government of such Old Currency, but which in case the New Currency will be euro (including compliance with rules relating to roundings in accordance with applicable European Community regulations) shall be as established by the Council of the European Union pursuant to Article 109 l(4) of the Treaty;

"**euro**" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

"**Redenomination Date**" means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph (a) above and which in case of (i) the New Currency being euro, falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union and in case of (ii) the New Currency being a currency other than euro shall be the date the relevant government of the New Currency accepts payment in the New Currency as legal tender; and

"**Treaty**" means the Treaty establishing the European Communities, as amended by the Treaty on European Union and as amended by the Treaty of Amsterdam.

5. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date (if that does not fall on an Interest Payment Date).

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date or the Maturity Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(i) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day; or

(ii) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(iii) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(iv) No Adjustment, such Interest Payment Date (or other date) shall not be adjusted in accordance with any Business Day Convention.

If "**Unadjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date were not subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

If "**Adjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date is subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

If interest is required to be calculated for a period starting or ending other than on an Interest Payment Date (the "**Calculation Period**"), such interest shall be calculated by applying the fixed Rate of Interest to each Calculation Amount, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention and multiplying such rounded up figure by a fraction equal to the Specified Denomination of such Note divided by the Calculation Amount.

For the purposes of these Conditions, "**Fixed Day Count Fraction**" means:

(i) if "**Actual/Actual (ICMA)**" or "**ACT/ACT (ICMA)**" is specified in the applicable Final Terms, it means:

(a) where the Calculation Period is equal to or shorter than the Determination Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Determination Period and (2) the number of

(b) where the Calculation Period is longer than one Determination Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(B) the actual number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the actual number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year;

where:

"**Determination Period**" means the period from and including an Interest Payment Date in any year to but excluding the next Interest Payment Date; and

(ii) if "**30/360**" is specified in the applicable Final Terms, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months) (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or the 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30- day month or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

"**sub-unit**" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

Calculation of interest amount: The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the rate of Interest to the Calculation Amount, multiplying the product by the relevant Day Count Fraction, rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards) and multiplying such rounded up figure by a fraction equal to the Specified Denomination of such Note divided by the Calculation Amount.

"**Calculation Amount**" has the meaning ascribed to it in the Final Terms;

The applicable Final Terms shall contain provisions (if necessary) relating to the calculation of interest in respect of Interest Payment Dates that fall in the interval between the Issue Date and the First Interest Payment Date or the interval between the Maturity Date and the immediately preceding Interest Payment Date.

(b) Interest on Floating Rate Notes, Index Linked Interest Notes, Share Linked Interest Notes, Inflation Linked Interest Notes and Fund Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note, Index Linked Interest Note, Share Linked Interest Note, Inflation Linked Interest Note and Fund Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate equal to the Rate of Interest payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year; or

(B) if no express Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each an **"Interest Payment Date"**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If "**Unadjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date were not subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

If "**Adjusted**" is specified in the applicable Final Terms the number of days in each Interest Period shall be calculated as if the Interest Payment Date is subject to adjustment in accordance with the Business Day Convention specified in the applicable Final Terms.

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention is specified:

(1) in any case where Specified Periods are specified in accordance with Condition 5 (b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply mutatis mutandis or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day; or

(5) No Adjustment, such Interest Payment Date (or other date) shall not be adjusted in accordance with any Business Day Convention.

In this Condition, "**Business Day**" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in London and the principal financial centre of the country of the relevant Specified Currency (if other than London) and any Additional Business Centre and which if the Specified Currency is (a) Australian dollars, shall be Sydney, (b) New Zealand dollars, shall be Wellington, (c) Hong Kong dollars, shall be Hong Kong and (d) Japanese yen, shall be Tokyo or (2) in relation to any sum payable in euro, a day on which the TARGET System is open. In these Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System;

(ii) Rate of Interest

The rate of Interest ("**Rate of Interest**") payable from time to time in respect of the Floating Rate Interest Notes, Index Linked Interest Notes, Share Linked Interest Notes, Inflation Linked Interest Notes and Fund Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(a) ISDA Determination For Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this subparagraph (a), **"ISDA Rate"** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2006 ISDA Definitions as amended and updated as at the Issue Date of the first Tranche of the Notes, published by the International Swaps and Derivatives Association, Inc. (the

"**ISDA Definitions**") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is the period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("**LIBOR**") or on the Euro-zone inter-bank offered rate ("**EURIBOR**"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (a), (i) "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**" and "**Reset Date**" have the meanings given to those terms in the ISDA Definitions, (ii) the definition of "**Banking Day**" in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line before the word "general" and (iii) "**Euro-zone**" means the region comprised of Member States of the European Union that adopt the single currency in accordance with the Treaty.

When this sub-paragraph (a) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under Condition 5 (b) (iv) in respect of the determination of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this subparagraph (a).

(b) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation (if there is only one quotation on the Relevant Screen Page); or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards or, if the relevant Screen Rate is EURIBOR, to the third decimal place, with 0.0005 being rounded upwards) of the offered quotations, (expressed as a percentage rate per annum) for the Reference Rates which appears or appear, as the case may be, on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date, plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest pursuant to this subparagraph (b) in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the

applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and Calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes,, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "**Interest Amount**") payable on the Floating Rate Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes in respect of each Calculation Amount for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Calculation Amount, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention and multiplying such rounded up figure by a fraction equal to the Specified Denomination of such Note divided by the Calculation Amount.

"**Floating Day Count Fraction**" means, in respect of the calculation of an amount of interest for any Interest Period:

(i) if "**Actual/Actual ISDA**" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "**Actual/365 (Fixed)**" is specified in the applicable Final Terms, the actual number of

days in the Interest Period divided by 365;

(iii) if "**Actual/360**" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(iv) if "**30E/360**", "**360/360**" or "**Bond Basis**" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$= \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number is 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(i) if "**30E/360**" or "**Eurobond Basis**" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless such number would be 31, in which case D_2 will be 30;

(ii) if "**30E/360 (ISDA)**" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Interest Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Interest Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day of the Interest Period falls;

"D_1" is the first calendar day, expressed as a number, of the Interest Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Interest Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30.

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 14 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements may be made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 14. If the Calculation Amount is less than the minimum Specified Denomination the Calculation Agent shall not be obliged to publish each Interest Amount but instead may publish only the Calculation Amount and the Interest Amount in minimum Specified Denomination. For the purposes of this paragraph, the expression "**London**

Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London.

(vi) Certificates to be Final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5 (b), whether by the Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent, if applicable, the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or the Calculation Agent, if applicable, in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Final Terms ("**Rate of Exchange**").

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of Interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue until whichever is the earlier of:

(1) the date on which all amounts due in respect of such Note have been paid; and

(2) five days after the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 14 or individually.

6. Payments

(a) Method of Payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by transfer to an account in the relevant Specified Currency maintained by the payee with, or by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, in case of the Australian dollars, shall be Sydney, in case of New Zealand dollars, shall be Wellington, in the case of Hong Kong dollars, shall be Hong Kong and in the case of Japanese yen, shall be Tokyo); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 8.

(b) Presentation of Notes, Receipts and Coupons

Other than in the case of definitive Notes in CF-form, payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph (a) above only against surrender of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against surrender of Coupons, in each case at the specified office of any Paying Agent (in the case of any payments to be made in U.S. dollars, outside the United States).

Payments of principal in respect of any definitive Notes in CF-form will be made in the manner provided in paragraph (a) above only against surrender of definitive Notes together with the Coupon sheet attached. Payments of interest in respect of any definitive Notes in CF-form will be made in conformity with the agreement concluded between the Issuer and the *Algemeen Obligatiekantoor van het Centrum voor Fondsenadministratie BV* (the "**Obligatiekantoor**") in Amsterdam, under which agreement the Issuer has accepted the rules and regulations of the Obligatiekantoor.

Payments of instalments of principal (if any), other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender of the relevant Receipt. Payment of the final instalment will be made in the manner provided in paragraph (a) above against surrender of the relevant Note. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes and Long

Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of five years after the date on which such principal first became due (whether or not such Coupon would otherwise have become void under Condition 9) or, if later, five years from the date on which such Coupon would otherwise have become due. Upon any Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Receipts and Talons (if any) appertaining thereto will become void and no payments in respect of any such Receipts and no further Coupons in respect of any such Talons will be made or issued, as the case may be.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note (as defined below) in definitive form becomes due and repayable, unmatured Receipts, Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. Where any such Note is presented for redemption without all unmatured Receipts, Coupons or Talons relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require. A "**Long Maturity Note**" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

Payments of principal and interest (if any) in respect of Notes represented by any global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant global Note against presentation or surrender, as the case may be, of such global Note to or to the order of any Paying Agent. On each occasion on which a payment of principal or interest is made in respect of a Classic Global Note, the payment is noted in a schedule thereto and in respect of a New Global Note the payment is entered pro rata in the record of Euroclear and Clearstream, Luxembourg.

The holder of a global Note shall be the only person entitled to receive payments in respect of Notes represented by such global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such global Note must look solely to Euroclear or Clearstream, Luxembourg as the case

may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such global Note. No person other than the holder of such global Note shall have any claim against the Issuer in respect of any payments due on that global Note. Notwithstanding the foregoing, U.S. dollar payments of principal and interest in respect of the Notes will be made at the specified office of a Paying Agent in the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)) if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(c) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes (unless otherwise specified in the applicable Final Terms), "**Payment Day**" means any day which is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(a) the relevant place of presentation;

(b) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation and any Additional Financial Centre which, if the Specified Currency is (a) Australian dollars, shall be Sydney, (b) New Zealand dollars, shall be Wellington, (c) Hong Kong dollars, shall be Hong Kong and (d) Japanese yen, shall be Tokyo, or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(d) Interpretation of Principal and Interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 8;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Instalment Notes, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount; and

(vii) any premium and any other amounts which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 8.

7. Redemption and Purchase

(a) At Maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date or by instalments in the Instalment Amount(s) and on the Instalment Date(s) specified in the applicable Final Terms (in the case of a Note redeemable in instalments, an "**Instalment Note**").

(b) Redemption for Tax Reasons

(i) Subject as provided in paragraph (e) below and subject in the case of Subordinated Notes of any Series to the consent of DNB (*De Nederlandsche Bank N.V.*) Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (in the case of Notes other than Floating Rate Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes) or on any Specified Interest Payment Date (in the case of Floating Rate Notes, Index Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes or Fund Linked Interest Notes), on giving not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable) if, on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of The Netherlands or any political subdivision or any

authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes.

(ii) Subject as provided in paragraph (e) below Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time on giving not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable) if it becomes or will within 21 days become unlawful for the Issuer to have Notes outstanding or make payments on the Notes as a result of any change in, or amendment to, the laws or regulations of The Netherlands or any change in the application of official interpretation of such laws or regulations or in the position of any regulator, which change or amendment becomes effective on or after the Issue Date of the first Tranche of the Notes.

Notes redeemed pursuant to this Condition 7(b) will be deemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the Option of the Issuer

If the Issuer is specified in the applicable Final Terms as having an option to redeem, the Issuer may, subject as provided in paragraph (e) below and having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders or such other period of notice as is specified in the applicable Final Terms, in accordance with Condition 14; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Agent,

(both of which notices shall be irrevocable), redeem all or some only of the Notes then outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date(s).

Any such redemption must be of a nominal amount equal to the Minimum Redemption Amount or Higher Redemption Amount, both as indicated in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("**Redeemed Notes**") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear, Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor of a reduction in principal amount at their discretion) and/or Euroclear Nederland, in the case of Redeemed Notes represented by a global Note, in each case not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "**Selection Date**"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 14 not less than 15 days prior to the date fixed for

redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this sub-paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 14 at least 5 days prior to the Selection Date.

(d) Redemption of Notes at the Option of the Noteholders

Subject as provided in paragraph (e) below, if the Noteholders are specified in the applicable Final Terms as having an option to redeem, upon the holder of any Note giving to the Issuer in accordance with Condition 14 not less than 15 nor more than 30 days' notice or such other period of notice as is specified in the applicable Final Terms (which notice shall be irrevocable), the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, in whole (but not in part), such Note on the Optional Redemption Date and at the Optional Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note its holder must deliver such Note at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a **"Put Notice"**) and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 10, the Notes will be redeemed at the Early Redemption Amount calculated as follows:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof; or

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated at the amount specified in, or determined in the manner specified in the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its

nominal amount;

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the product of:

(A) the Reference Price; and

(B) the sum of the figure 1 and the Accrual Yield, raised to the power of x, where "x" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Notes become due and repayable and the denominator of which is 360, or (in either case) such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be repaid in the Instalment Amounts and on the Instalment Date. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Partly Paid Notes

If the Partly Paid Notes are redeemed, whether at maturity, early redemption or otherwise, this will take place in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The Issuer or any of its subsidiaries may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. Such Notes may be held, re-issued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts and Coupons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and the Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts and Coupons cancelled therewith) shall be forwarded to the Agent and cannot be re-issued or resold.

(j) Late Payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note

pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 10 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(ii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders, in accordance with Condition 14.

8. Taxation

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of The Netherlands or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event, the Issuer will, depending on which provision is specified in the applicable Final Terms, either:

(a) make the required withholding or deduction of such taxes, duties, assessments or governmental charges for the account of the holders of the Notes, Receipts or Coupons, as the case may be, and shall not pay any additional amounts to the holders of the Notes, Receipts or Coupons; or

(b) pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment:

  (i) by or on behalf of a Noteholder, Receiptholder or Couponholder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with The Netherlands other than the mere holding of such Note, Receipt or Coupon or the receipt of principal or interest in respect thereof; or

  (ii) by or on behalf of a Noteholder, Receiptholder or Couponholder who would not be liable or subject to the withholding or deduction by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

  (iii) more than 30 days after the Relevant Date (as defined below) except to the extent that

the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day; or

(iv) in The Netherlands; or

(v) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(vi) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the "**Relevant Date**" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 14. If and to the extent that in respect of the Tier 3 Notes of any Series any amount is not payable or repayable pursuant to Condition 5(f) or 7(k), the Relevant Date shall be the date on which any such amount becomes first payable or repayable.

9. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of five years after the Relevant Date (as defined in Condition 8).

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6(b) or any Talon which would be void pursuant to Condition 6(b).

10. Events of Default

If (in the case of an issue of Senior Notes) any one or more of the following events or (in the case of an issue of Subordinated Notes) any one or more of the events specified in (ii), (iv) and (v) (each an "**Event of Default**") shall have occurred and be continuing:

(i) default is made for more than 14 days in the payment of interest or principal in respect of the Notes; or

(ii) the Issuer fails to perform or observe any of its other obligations under the Notes and such failure has continued for the period of 30 days next following the service on the Issuer of notice requiring the same to be remedied; or

(iii) (a) any indebtedness for money borrowed or raised (in an aggregate principal amount equal to or greater than euro 20,000,000 or its equivalent in other currencies) of the Issuer or any Material Subsidiary is not paid when due or, as the case may be, within any originally applicable grace period, (b) any such indebtedness of the Issuer or any Material Subsidiary in an aggregate principal amount as aforesaid becomes, or becomes capable of being declared, due and payable prior to its stated maturity other than at the option of the Issuer or any such Material Subsidiary or (c) the Issuer or any Material Subsidiary fails to pay when due any amount payable by it under any guarantee or indemnity given by it in respect of any indebtedness for money borrowed or raised in an aggregate principal amount as aforesaid; or

(iv) the Issuer or any Material Subsidiary is declared bankrupt, or the Issuer or any Material Subsidiary applies for *surséance van betaling* (within the meaning of The Netherlands Bankruptcy Act (*Faillissementswet*), or a declaration in respect of any Material Subsidiary is made as referred to in Part 3.5.5. of the Wft; or

(v) an order is made or an effective resolution is passed for the winding up or liquidation of the Issuer or any Material Subsidiary unless this is done in connection with a merger, consolidation or other form of combination or this involves a solvent liquidation of a Material Subsidiary,

then any Noteholder may, by written notice to the Issuer at the specified office of the Agent, effective upon the date of receipt thereof by the Agent, declare the Note held by the holder to be forthwith due and payable whereupon the same shall become forthwith due and payable at the Early Redemption Amount (as described in Condition 7(e)), together with accrued interest (if any) to the date of repayment, without presentment, demand, protest or other notice of any kind provided that repayment of Subordinated Notes under this Condition will only be effected after the Issuer has obtained the prior written consent of DNB (*De Nederlandsche Bank N.V.*).

11. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Agent and Paying Agents

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent

acts, provided that:

(i) so long as the Notes are listed on any stock exchange, there will at all times be a Paying agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange;

(ii) there will at all times be a Paying Agent with a specified office in a city in continental Europe;

(iii) there will at all times be an Agent;

(iv) there will at all times be a Paying Agent with a specified office situated outside The Netherlands; and

(v) the Issuer will ensure that it maintains a paying agent with a specified office in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the EU Savings Directive. EU Savings Directive means the EU Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to such EU Savings Directive.

In addition, the Issuer shall forthwith appoint a paying agent having a specified office in New York City in the circumstances described in the final paragraph of Condition 6(b). Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 14.

13. Exchange of Talons

On and after the Interest Payment Date or the Specified Interest Payment Date or for the Specified Period, as appropriate, on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 9. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the Interest Payment Date or the Specified Interest Payment Date or for the Specified Period (as the case may be) on which the final Coupon comprised in the relative Coupon sheet matures.

14. Notices

All notices regarding the Notes shall be published (i) if and for so long as the Notes are listed on Euronext Amsterdam by NYSE Euronext, in the Euronext Amsterdam Daily Official List (Officiële Prijscourant) and in at least one daily newspaper of wide circulation in The Netherlands, and (ii) if and for so long as the Notes are listed on the Luxembourg Stock Exchange, in a leading daily newspaper having general circulation in

Luxembourg or the website of the Luxembourg Stock Exchange (www.bourse.lu) . It is expected that such publication in a daily newspaper will be made in Het Financieele Dagblad (in the case of (i) above) and the Luxemburger Wort (in the case of (ii) above). Any such notice will be deemed to have been given on the date of the first publication in all the newspapers in which such publication is required to be made or on the date of publication on the website of the Luxembourg Stock Exchange.

Until such time as any definitive Notes are issued, there may (provided that, in the case of any publication required by a stock exchange, the rules of the stock exchange so permit), so long as the global Note(s) is or are held in its or their entirety with a depository or a common depository on behalf of Euroclear and Clearstream, Luxembourg and/or any other relevant clearing system or a common safekeeper be substituted for publication in some or all of the newspapers referred to above, the delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and/or any other relevant clearing system for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and Clearstream, Luxembourg and/or any other relevant clearing system, except that, for so long as such Notes are admitted to trading on the Luxembourg Stock Exchange and it is a requirement of applicable law or regulations, such notices shall be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

Where the identity of all the holders of the Notes is known to the Issuer, the Issuer may (after consultation with the relevant Stock Exchange (where relevant)) give notice individually to such holders in lieu of publication as provided above, except that, so long as the Notes are listed on the Luxembourg Stock Exchange and/or Euronext Amsterdam by NYSE Euronext and the rules of that Stock Exchange so require, such notices will also be published in a daily newspaper of general circulation in Luxembourg and/or The Netherlands respectively.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a global Note, such notice may be given by any holder of a Note to the Agent via Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as the case may be, may approve for this purpose.

15. Meetings of Noteholders, Modification and Waiver

The Agency Agreement contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or certain provisions of the Agency Agreement. Such meetings may be convened by the Issuer or Noteholders holding not less than 5%. in a nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50 %. in nominal amount of the

Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, Receipts or Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereof, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, Receipts or Coupons), the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Agent and the Issuer may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(i) any modification (except as mentioned above) of the Agency Agreement which is not materially prejudicial to the interests of the Noteholders; or

(ii) any modification of the Notes, the Receipts, the Coupons or the Agency Agreement which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law of the jurisdiction in which the Issuer is incorporated.

Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall be notified to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

16. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, Receiptholders or Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

17. Substitution of the Issuer

(a) The Issuer may, with the consent of the Noteholders or Couponholders which will be deemed to have been given in respect of each issue of Notes on which no payment of principal of or interest on any of the Notes is in default and after written approval of DNB (*De Nederlandsche Bank N.V.*) be replaced and substituted by any directly or indirectly wholly owned subsidiary of the Issuer (the "**Substituted Debtor**") as principal debtor in respect of the Notes and the relative Receipts and Coupons provided that:

(i) such documents shall be executed by the Substituted Debtor and the Issuer as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Noteholder and Couponholder to be bound by the Terms and Conditions of the Notes and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Notes, and the relative Receipts and Coupons and the Agency Agreement as the principal debtor in respect of the Notes and the relevant Receipts and Coupons in place of the Issuer and pursuant to which the Issuer shall guarantee, which guarantee shall be unconditional and irrevocable, (the "Guarantee") in favour of each Noteholder and each holder of the relative Receipts and Coupons the payment of all sums (including any additional amounts payable pursuant to Condition 8) payable in respect of the Notes and the relative Receipts and Coupons;

(ii) where the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than The Netherlands, the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Noteholder has the benefit of a covenant in terms corresponding to the provisions of Condition 8 with the substitution for the references to The Netherlands of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes. The Documents shall also contain a covenant by the Substituted Debtor and the Issuer to indemnify and hold harmless each Noteholder and Couponholder against all liabilities, costs, charges and expenses, which may be incurred by or levied against such holder as a result of any substitution pursuant to this Condition and which would not have been so incurred or levied had such substitution not been made (and, without limiting the foregoing, such liabilities, costs, charges and expenses shall include any and all taxes or duties which are imposed on any such Noteholder or Couponholder by any political sub-division or taxing authority of any country in which such Noteholder or Couponholder resides or is subject to any such tax or duty and which would not have been so imposed had such substitution not been made);

(iii) the Documents shall contain a warranty and representation by the Substituted Debtor and the Issuer (a) that each of the Substituted Debtor and the Issuer has obtained all necessary governmental and regulatory approvals and consents for such substitution and the performance of its obligations under the Documents, and that all such approvals and consents are in full force and effect and (b) that the obligations assumed by each of the Substituted Debtor and the Issuer under the Documents are all valid and binding in accordance with their respective terms and enforceable by each Noteholder;

(iv) each stock exchange which has Notes listed thereon shall have confirmed that following the proposed substitution of the Substituted Debtor such Notes would continue to be listed on such stock exchange;

(v) the Substituted Debtor shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of lawyers in the jurisdiction in which the Substituted Debtor is situated to the effect that the Documents and the Substituted Debtor's obligations under the Notes, Receipts and Coupons will constitute legal, valid and binding obligations of the Substituted Debtor, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Noteholders and Couponholders at the specified office of the Agent;

(vi) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) will constitute legal, valid and binding obligations of the Issuer, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Noteholders and Couponholders at the specified office of the Agent; and

(vii) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) constitute legal, valid and binding obligations of the Substituted Debtor and the Issuer under Dutch law, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Noteholders and Couponholders at the specified office of the Agent.

(b) In connection with any substitution effected pursuant to this Condition, neither the Issuer nor the Substituted Debtor need have any regard to the consequences of any such substitution for individual Noteholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and no Noteholder or Couponholder, except as provided in Condition 17(a)(ii), shall be entitled to claim from the Issuer or any Substituted Debtor under the Notes and the relative Receipts and Coupons any indemnification or payment in respect of any tax or other consequences arising from such substitution.

(c) In respect of any substitution pursuant to this Condition in respect of the Subordinated Notes of any Series, the Documents shall provide for such further amendment of the Terms and Conditions of the Subordinated Notes as shall be necessary to ensure that the Subordinated Notes of such Series constitute subordinated obligations of the Substituted Debtor and that the Guarantee constitutes a subordinated obligation of the Issuer, in each case subordinated to no greater than the same extent as the Issuer's obligations prior to its substitution to make payments of principal in respect of the Subordinated Notes of such Series under Condition 3 of the Terms and Conditions.

(d) With respect to Subordinated Notes, the Issuer shall be entitled, after written approval of DNB (*De*

Nederlandsche Bank N.V.) by notice to the Noteholders given in accordance with Condition 14, at any time either to effect a substitution which does not comply with paragraph (c) above provided that the terms of such substitution have been approved by an Extraordinary Resolution of the Noteholders or to waive all and any rights to effect a substitution of the principal debtor pursuant to this Condition. Any such notice of waiver shall be irrevocable.

(e) Upon the execution of the Documents as referred to in paragraph (a) above, the Substituted Debtor shall be deemed to be named in the Notes and the relative Receipts and Coupons as the principal debtor in place of the Issuer and the Notes and the relative Receipts and Coupons shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall operate to release the Issuer as issuer from all of its obligations as principal debtor in respect of the Notes and the relative Receipts and Coupons save that any claims under the Notes and the relative Receipts and Coupons prior to release shall endure for the benefit of Noteholders and Couponholders.

(f) The Documents shall be deposited with and held by the Agent for so long as any Notes or Coupons remain outstanding and for so long as any claim made against the Substituted Debtor by any Noteholder or Couponholder in relation to the Notes or the relative Receipts and Coupons or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor and the Issuer shall acknowledge in the Documents the right of every Noteholder and Couponholder to the production of the Documents for the enforcement of any of the Notes or the relative Receipts and Coupons or the Documents.

(g) Not later than 15 business days after the execution of the Documents, the Substituted Debtor shall give notice thereof to the Noteholders in accordance with Condition 14.

18. Governing Law and Submission to Jurisdiction

The Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, the laws of The Netherlands.

The Issuer submits for the exclusive benefit of the Noteholders, the Receiptholders and the Couponholders to the jurisdiction of the courts of Amsterdam, The Netherlands, judging in first instance, and in its appellate courts. Without prejudice to the foregoing, the Issuer further irrevocably agrees that any suit, action or proceedings arising out of or in connection with the Agency Agreement, the Notes, the Receipts and the Coupons may be brought in any other court of competent jurisdiction.

PART 2: FORM OF FINAL TERMS FOR MEDIUM TERM NOTES

FORM OF FINAL TERMS

Copies of the Final Terms will be provided upon request by the Issuer. [In addition, in case of Notes listed on Euronext Amsterdam by NYSE Euronext, the Final Terms will be displayed on the website of Euronext Amsterdam (_______) and in case of Notes listed on the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange (_______)].

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

Final Terms

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

Issue of [up to] [Aggregate Nominal Amount of Tranche] [Title of Notes] (the "**Notes**") issued under SNS REAAL N.V.'s € 2,000,000,000 Debt Issuance Programme

dated [•] 2008

This document constitutes the Final Terms of the issue of Notes under the € 2,000,000,000 Debt Issuance Programme (the "**Programme**") of SNS REAAL N.V. (the "**Issuer**"), described herein for the purposes of article 5.4 of Directive 2003/71/EC (the "**Prospectus Directive**"). It must be read in conjunction with the Issuer's base prospectus pertaining to the Programme, dated 16 July 2008 (the "**Prospectus**") and any amendments or supplements thereto, which together constitute a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus and any amendments or supplements thereto. The Prospectus (and any amendments thereto) is available for viewing at www.snsreaal.com as well as at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, 1012 SJ, Amsterdam, The Netherlands, where copies may also be obtained. Any supplements to the Prospectus will in any case be available at this office and copies thereof may be obtained (free of charge) there.

These Final Terms are to be read in conjunction with the Terms and Conditions (the "**Terms and Conditions**") set forth in the Prospectus. The Terms and Conditions as supplemented, amended and/or disapplied by these Final Terms constitute the conditions (the "**Conditions**") of the Notes. Capitalised terms not defined herein have the same meaning as in the Terms and Conditions. Certain capitalised terms in the Terms and Conditions which are not defined therein have the meaning set forth in these Final Terms. All references to numbered Conditions and sections are to Conditions and sections of the Terms and Conditions set forth in the Prospectus.

[The following language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date: This document constitutes the Final Terms of the issue of Notes under the € 2,000,000,000 Debt Issuance Programme (the "**Programme**") of SNS REAAL N.V. (the "**Issuer**"), described herein for the purposes of 5.4 of Directive 2003/71/EC (the "**Prospectus Directive**"). It must be read in conjunction with the Issuer's base prospectus pertaining to the Programme, dated 16 July 2008 (the **Prospectus**") and any amendments or supplements thereto, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions (as defined below) which are extracted from the prospectus dated [25 June 2007] [22 December 2005] and are incorporated by reference and form part of the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus and any amendments or supplements thereto. The Prospectus (and any amendments thereto) is available for viewing at www.snsreaal.com as well as at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, 1012 SJ, Amsterdam, The Netherlands, where copies may also be obtained. Any supplements to the Prospectus will in any case be available at this office and copies thereof may be obtained there.

These Final Terms are to be read in conjunction with the Terms and Conditions (the "**Terms and Conditions**") set forth in the prospectus dated [25 June 2007] [22 December 2005] which are incorporated by reference in the Prospectus. The Terms and Conditions as supplemented, amended and/or disapplied by these Final Terms constitute the conditions (the "**Conditions**") of the Notes. Capitalised terms not defined herein have the same meaning as in the Terms and Conditions. Certain capitalised terms in the Terms and Conditions which are not defined therein have the meaning set forth in these Final Terms. All references to numbered Conditions and sections are to Conditions and sections of the Terms and Conditions set forth in the Prospectus.]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information at, for example, items 9, 10, 15, 16, 17, 18 or 34 or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a period of 2 business days.]

1.	Issuer:	SNS REAAL N.V.
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ]

(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)

3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount		[of Notes admitted to trading]*:
	(i) Tranche:		[Up to]
	(ii) Series:		[Up to]
5.	(i)		Issue Price of Tranche: [ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (in the case of fungible issues only, if applicable)]
	(ii)	Dealer Commission:	[ ]
6.	(i)	Specified Denominations:	[ ] [*Note - where multiple denominations above [€50,000] or equivalent are being used the following sample wording should be followed: "[€50,000] and integral multiples of [€ 1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued with a denomination above [€99,000]."*]
	(ii)	Calculation Amount	[ ] *(If only one Specified Denomination, insert the Specified Denomination. If more than one Specified Denomination, insert the highest common factor. Note: There must be a common factor in the case of two or more Specified Denominations).*
	(iii)		Form of Definitive Notes [K/CF/Standard Euromarket]
7.	(i)		Issue Date: [ ]
	(ii)		Interest Commencement Date (if different from the Issue Date): [ ]
8.	Maturity Date:		[Fixed rate – specify date/Floating rate – Interest Payment Date falling in or nearest to [specify month and year]]

9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR/other] +/– [ ] %. Floating Rate] [Dual Currency Interest] [Zero Coupon] [Index Linked Interest] [Inflation Linked Interest] [Share Linked Interest] [Fund Linked Interest] Non Interest Bearing] [specify other] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Instalment] [specify other]
11.	Change of interest Basis or Redemption/ Payment Basis:	[Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/ Subordinated]
14.	Method of distribution:	[Syndicated/Non-syndicated/Not applicable]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining sub-paragraphs of this paragraph)]
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] If payable other than annually, consider amending Condition 4)
	(ii) Interest Payment Date(s):	[ ] in each year [(NB: This will need to be amended in the case of long or short coupons)]

	(iii) Interest Period	[Please specify in case of step-up note/Not Applicable]
	(iv) Fixed Coupon Amount(s):	[ ] per Calculation Amount
	(v) Broken Amount(s):	[per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]]
	(vi) Business Day Convention	
	- Business Day Convention	Following Business Day Convention/Modified Following Business Day Convention/No adjustment/Preceding Business Day Convention/[specify other]]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
	(vii) Fixed Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or specify other]
	(viii) Other terms relating to The method of calculating interest for Fixed Rate Interest Notes:	[None/give details]
16.	Floating Rate Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining sub-paragraphs of this paragraph)]
	(i) Specified Period(s):	[ ][only applicable if no Specified Interest Payment Dates are set out]
	(ii) Specified Interest Payment Dates:	[ ]
	(iii) Business Day Convention	
	- Business Day Convention	Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/No Adjustment/Preceding Business Day Convention/[specify other]]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]

(iv)	Additional Business Centre(s):	[ ]
(v)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ specify other]
(vi)	Party responsible for calculating the Rate of Interest and interest Amount (if not the Agent):	[ ]
(vii)	Screen Rate Determination:	[Yes/No]
	- Reference Rate:	[ ] [(Either LIBOR, EURIBOR or other, although additional information is required if other –including fallback provisions in the Agency Agreement)]
	- Interest Determination Date(s):	[ ] (Second London business day prior to the start of each Interest Period if LIBOR (other than sterling or euro LIBOR), first day of each Interest Period if sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR, euro LIBOR or any other inter-bank offered rate prevailing in a country which the TARGET System does not apply))
	- Relevant Screen Page:	[ ] (In the case of EURIBOR, if not Reuters EURIBOR 01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)
	- Relevant Time:	[ ] (For example, 11.00 a.m. London time/Brussels time)
(viii)	ISDA Determination:	[Yes/No]
	- Floating Rate Option:	[ ]
	- Designated Maturity:	[ ]
	- Reset Date:	[ ]
(ix)	Margin(s):	[+/–] [ ] per cent. per annum

	(x)	Minimum Rate of Interest:	[ ] per cent. per annum
	(xi)	Maximum Rate of Interest:	[ ] per cent. per annum
	(xii)	Floating Day Count Fraction:	[Actual/Actual (ISDA) Actual/365 (Fixed) Actual/360 30/360 or 360/360 or Bond Basis 30E/360 or Eurobond Basis 30E/360 (ISDA) Other] [(See Condition 5 for alternatives)]
	(xiii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Interest Notes, if different from those set out in the Conditions:	[ ]
	(xiv)	Description of any market disruption or settlement disruption events that affect the underlying:	[ ]
17.		Zero Coupon Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining sub-paragraphs of this paragraph)]
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
18.		Index Linked Interest Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining subparagraphs of this paragraph)]
	(i)	Index/Formula:	[Give or annex details, name index and description]

(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[please insert name + address + contact]
(iii)	Alternative provisions for determining coupon where calculation by reference to index and/or formula is impossible or impracticable:	[ ]
(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v)	Business Day Convention:	
	- Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/No Adjustment/ specify other]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
(vi)	Additional Business Centre(s):	[ ]
(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
(ix)	Floating Day Count Fraction:	[Actual/Actual (ISDA) Actual/365 (Fixed) Actual/360 30/360 or 360/360 or Bond Basis 30E/360 or Eurobond Basis 30E/360 (ISDA) Other] [(See Condition 5 for alternatives)]
(x)	Description of any market disruption or settlement disruption events that affect the underlying:	[ ]

19. Inflation Linked Interest Note Provisions [Applicable/Not Applicable]
[(If not applicable, delete the remaining subparagraphs of this paragraph)]

(i) Inflation/Formula: [Give or annex details, name inflation and description]

(ii) Calculation Agent responsible for calculating the principal and/or interest due: [please insert name + address + contact]

(iii) Alternative Provisions for determining coupon where calculation by reference to inflation and/or Formula is impossible or impracticable: [ ]

(iv) Specified Period(s)/Specified Interest Payment Dates: [ ]

(v) Business Day Convention:
- Business Day Convention: [Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ Unadjusted/ specify other]

- Adjustment or Unadjustment for Interest Period [Adjusted] or [Unadjusted]

(vi) Additional Business Centre(s): [ ]

(vii) Minimum Rate of Interest: [ ] per cent. per annum

(viii) Maximum Rate of Interest: [ ] per cent. per annum

(ix) Floating Day Count Fraction: Actual/Actual (ISDA)
Actual/365 (Fixed)
Actual/360
30/360 or 360/360 or Bond Basis
30E/360 or Eurobond Basis
30E/360 (ISDA)
Other]

[(See Condition 5 for alternatives)]

	(x)	Description of any market disruption or settlement disruption events that affect the underlying:	[ ]
20.		Share Linked Interest Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining subparagraphs of this paragraph)]
	(i)	Share/Formula:	[Give or annex details, name share and description]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[please insert name + address + contact]
	(iii)	Alternative Provisions for determining coupon where calculation by reference to share and/or Formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	
		- Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ Unadjusted/ specify other]
		- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum

	(ix) Floating Day Count Fraction:	Actual/Actual (ISDA) Actual/365 (Fixed) Actual/360 30/360 or 360/360 or Bond Basis 30E/360 or Eurobond Basis 30E/360 (ISDA) Other] [(See Condition 5 for alternatives)]
	(x) Description of any market disruption or settlement disruption events that affect the underlying:	[ ]
21.	Fund Linked Interest Note Provisions	[Applicable/Not Applicable] [(If not applicable, delete the remaining subparagraphs of this paragraph)]
	(i) Fund/Formula:	[Give or annex details, name fund and description]
	(ii) Calculation Agent responsible for calculating the principal and/or interest due:	[please insert name + address + contact]
	(iii) Alternative Provisions for determining coupon where calculation by reference to fund and/or Formula is impossible or impracticable:	[ ]
	(iv) Specified Period(s)/Specified Interest Payment Dates: [ ]	
	(v) Business Day Convention:	
	- Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ Unadjusted/ specify other]
	- Adjustment or Unadjustment for Interest Period	[Adjusted] or [Unadjusted]

(vi)	Additional Business Centre(s):	[ ]
(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
(ix)	Floating Day Count Fraction:	Actual/Actual (ISDA) Actual/365 (Fixed) Actual/360 30/360 or 360/360 or Bond Basis 30E/360 or Eurobond Basis 30E/360 (ISDA) Other] [(See Condition 5 for alternatives)]
(x)	Description of any market disruption or settlement disruption events that affect the underlying:	[ ]

22. Dual Currency Note Provisions [Applicable/Not Applicable]
[(If not applicable, delete the remaining sub paragraphs of this paragraph)]

(i)	Rate of Exchange/method of calculating Rate of Exchange:	[Give details]
(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[please insert name + address + contact]
(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

23. Issuer Call: [Applicable/Not Applicable]
[(If not applicable, delete the remaining sub-

paragraphs of this paragraph)]

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): [ ] per Calculation Amount

(iii) If redeemable in part:

(a) Minimum Redemption Amount: [ ] per Calculation Amount

(b) Maximum Redemption Amount: [ ] per Calculation Amount

(iv) Notice period (if other than as set out in the Conditions): [ ]

[(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent)]

24. Investor Put: [Applicable/Not Applicable]

[(If not applicable, delete the remaining sub-paragraphs of this paragraph)]

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): [ ] per Calculation Amount

(iii) Notice period (if other than as set out in the Conditions): [ ]

[(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent)]

25.	Final Redemption Amount	[per Calculation Amount/specify other/see Appendix]
26.	Early Redemption Amount(s) per Calculation Amount payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7(e)):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon the occurrence of an Exchange Event.] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date.] [Permanent Global Note exchangeable for Definitive Notes only upon the occurrence of an Exchange Event.] [Permanent Global Note not exchangeable for Definitive Notes]
28.	New Global Note	[Applicable/Not Applicable] [Please refer to item 50 (vi) if applicable]
29.	Additional Financial Centre(s) or other special provisions relating to payment Dates:	[Not Applicable/give details] [Note that this item relates to the date and place of payment and not Interest Period end dates to which items 15(ii), 16(ii), 18(iv), 19(iv), 20(iv) and 21(iv) relate]
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]
31.	Details relating to Instalment Notes; amount of each instalment, date on which each payment is to be made:	[Not Applicable/give details]
32.	Redenomination:	[Redenomination [not] applicable (if Redenomination is applicable, include

(i) either the applicable Fixed Day Count Fraction or any provisions necessary to deal with floating rate interest, inflation linked interest, share linked interest, fund linked interest or index linked interest calculation (including alternative reference rates) and (ii) the New Currency]

33. Whether Condition 8 first paragraph under (a) of the Notes applies (in which case Condition 7(b) of the Notes will not apply) or whether Condition 8 first paragraph under (b) of the Notes applies (in which case Condition 7(b) of the Notes will apply): [Condition 8 first paragraph under (a) applies and Condition 7(b) does not apply] [Condition 8 first paragraph under (b) applies and Condition 7(b) applies]

34. Other terms or special conditions: [Not Applicable/give details]
[(*when adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive*)]

DISTRIBUTION

35. (i) [If syndicated, names of Managers and underwriting commitments] [Not Applicable/give names/ give legal names, addresses and underwriting commitments]
[*Please note that the process for notification to potential investors of the amount allotted and an indication whether the dealing may begin before notification is made will be provided for by the Manager(s) to potential investors*]

(ii) Date of Syndication Agreement: [ ]**

(iii) Stabilising Manager (if any): [Not Applicable/give legal name]

36. If non-syndicated, name and address of relevant Dealer: [specify name [and address]** of Dealer/Not applicable.

		The Notes are not being underwritten by any Dealer(s).]
37.	Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount**

OTHER PROVISIONS

38.	Whether TEFRA D or TEFRA C rules applicable	[TEFRA D/TEFRA C]
39.	Additional selling restrictions:	[Not Applicable/give details]
40.	Listing	
	(i) Listing	[Euronext Amsterdam by NYSE Euronext/other (specify)/ None]
	(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from [___], [Not Applicable]. [(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)** [___]*]
41.	Ratings:	The Notes to be issued have [not] been rated:
	[S & P:	[ ]]
	[Moody's:	[ ]]
	[Fitch:	[ ]]
	[[Other]:	[ ]]
		[Include here a brief explanation of the meaning of the ratings if this deviates from the explanations given in "General Information" published by the rating provider.]**

42. Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*, "**AFM**") [has been requested to provide/has provided – include first alternative for an issue which is contemporaneous with the update of the Programme and the second alternative for subsequent issues] the [names of competent authorities of host Member States] with a notification that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

43. Interests of Natural and Legal Persons Involved in the Issue

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. – Amend as appropriate if there are other interests]

44. Reasons for the Offer (if different from making a profit and/or hedging certain risks):[ ]

45. Estimated net proceeds and total expenses

(i) Estimated net proceeds [ ]

[(Also see "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)]

(ii) Estimated total expenses: [ ]. [Include breakdown of expenses]

46. Yield (Fixed Rate Interest Notes only)

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield. [Calculated as [include details of method of calculation in summary form] on the Issue Date.]**

47. Historic Interest Rates (Floating Rate Interest Notes only)**

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from Reuters EURIBOR 01

48. Performance of index/formula, inflation/formula, share/formula or fund/formula explanation of effect on value of investment and associated risks (Index-Linked Interest Notes, Inflation Linked Interest Notes, Share Linked Interest Notes and Fund Linked Interest Notes only)**

[Name of index] [ ]

[Description of index/inflation/share/fund if composed by Issuer:] [ ]

[Information on index/inflation/share/fund if not composed by Issuer:] [ ]

[Need to include details of where information on the past and future performance and volatility of the index/formula, inflation/formula, share/formula or fund/formula can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

The underlying is a security: [Name of the issuer of the security]
[ISIN Code or other identification code]

The underlying is a basket of underlyings: [disclosure of relevant weightings of each underlying in

the basket]

49. Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

[Need to include details of where information on the past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]

50. Operational Information

(i) ISIN Code:	[ ]
(ii) Common Code:	[ ]
(iii) Fondscode:	[ ] [Not Applicable]
(iv) WKN Code:	[ ] [Not Applicable]
(v) Other relevant code:	[ ][Not Applicable/give name(s) and numbers(s)]
(vi) New Global Note intended to be held in a manner which would allow Eurosystem eligibility:	[Not Applicable/Yes/No] [Note that the designation "Yes" simply means that the Notes are intended upon issue to be deposited with Euroclear or Clearstream, Luxembourg as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*Include this text if "Yes" selected in which case the Notes must be issued in NGN form*]
(vii) Offer Period:	[The offer of the Notes is expected to open at [ ] hours ([ ] time) on [ ] and close at [ ] hours ([ ] time) on [ ] or such earlier or later date or time as the Issuer may determine, following consultation with the relevant Dealer where practical,] (and announce])] [Not Applicable]
(viii) Delivery:	Delivery [against/free of] payment
(ix) Payment:	[Method and time limits of paying up the Notes – to be included if any agreement in this respect is entered into between Issuer and Manager(s)]
(x) Settlement Procedure:	[Method of settlement procedure]
(xi) Clearing System:	[Euroclear /Clearstream Luxembourg/ Euroclear

Nederland/other alternative clearing system]

| 51. | Additional paying agent (if any) | [Name:]
[Address:] |
| 52. | Additional information | [The following information should be consulted in connection with the offer of the Notes: [- insert relevant information which does not necessitate a Supplement to the Prospectus]. |

53. Listing Application

[These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Programme for the issuance of Notes of SNS REAAL N.V./Not Appicable]

Responsibility

The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained herein is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import. The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:

By: Duly authorised	By: Duly authorised

Notes:

* Not required if the minimum denomination is less than €50,000

** Not required if the minimum denomination is €50,000

CHAPTER 3: CAPITAL SECURITIES

PART 1: TERMS AND CONDITIONS OF CAPITAL SECURITIES

The following are the Terms and Conditions of the Capital Securities which will be applicable to each Series of Capital Securities, provided that the relevant Final Terms in relation to any Capital Securities may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Capital Securities:

The Capital Securities are issued in accordance with an amended and restated agency agreement dated 16 July 2008 (as supplemented from time to time, the Agency Agreement) and made between, inter alia, SNS REAAL N.V. (the Issuer), Dexia Banque Internationale à Luxembourg as issuing and principal paying agent and agent bank (the Agent, which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the Paying Agents, which expression shall include any additional or successor paying agents). Copies of the Agency Agreement are available for inspection at the specified office of each of the Paying Agents. All persons from time to time entitled to the benefit of obligations under any Capital Securities shall be deemed to have notice of, and shall be bound by, all of the provisions of the Agency Agreement and the Final Terms (as defined below) insofar as they relate to the relevant Capital Securities.

The Capital Securities are issued in series (each, a Series), and each Series may comprise one or more tranches (Tranches and each, a Tranche) of Capital Securities. Each Tranche will be the subject of the Final Terms (each, the Final Terms), a copy of which will, in the case of a Tranche in relation to which application has been made for admission to Euronext Amsterdam N.V. by Euronext (Euronext Amsterdam by NYSE Euronext) be lodged with Euronext Amsterdam N.V. (Euronext Amsterdam) and will be available for inspection at the specified office of the Paying Agents.

The Holders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement and the Final Terms applicable to them.

References in these Terms and Conditions to Securities are to Capital Securities of the relevant Series.

1. FORM, DENOMINATION AND TITLE

1.1 Form and Denomination

The Securities are in bearer form and shall be in denominations as indicated in the applicable Final Terms. The Securities will be represented by a Temporary Global Security which is exchangeable for a Permanent Global Security (each a **Global Security**) without interest coupons. Unless specified otherwise in the Final Terms, each Global Security will be deposited with Euroclear Nederland and thereby become

subject to the Dutch Securities Giro Transfer Act (*Wet Giraal Effectenverkeer*, **WGE**). Unless specified otherwise in the Final Terms, the Global Security will not be exchangeable for definitive bearer Securities.

1.2 Transfer and Title

Unless specified otherwise in the Final Terms, interests in a Global Security will be transferable only in accordance with the provisions of the WGE and the rules and procedures for the time being of Euroclear Nederland and its participants (*aangesloten instellingen*) and all transactions in (including transfer of) Securities, in the open market or otherwise must be effected through participants of Euroclear Nederland. The bearer of a Global Security will be the only person entitled to receive payments in respect of such Global Security. Each person who is for the time being shown in the records of Euroclear Nederland or any of its participants as the holder of a particular nominal amount of such Securities (in which regard any certificate or other document issued by Euroclear Netherlands or such participant as to the nominal amounts of Securities standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer and the Paying Agent as the holder of such nominal amount of such Securities for all purposes other than with respect to the payment of principal or interest on the Securities, for which purpose the bearer of a Global Security shall be treated by the Issuer and the Paying Agent as the holder of such Securities in accordance with and subject to the terms of the Global Security.

2. STATUS

(a) Status and Subordination of the Securities

The Securities constitute direct, unsecured, subordinated securities of the Issuer and rank *pari passu* without any preference among themselves. The rights and claims of the Holders under the Securities are subordinated to the claims of Senior Creditors of the Issuer, present and future.

(b) Condition of Payment by the Issuer

Payments in respect of the Securities (and using the proceeds of the issue of Ordinary Shares in accordance with Condition 6) are conditional upon the Required Deferral Condition not having been met at the time of payment (or at the time of using the proceeds of issue of such Ordinary Shares) and no principal or Payments shall be due and payable in respect of the Securities (including using the proceeds of the issue of Ordinary Shares in accordance with Condition 6) except to the extent that the Required Deferral Condition has not been met and the Issuer could make such payment (or using the proceeds of such issue of Ordinary Shares) without meeting the Required Deferral Condition.

For the purposes of this Condition 2(b) any reference to a payment by the Issuer in respect of a Security shall be deemed to include a redemption or purchase of such Security by the Issuer.

(c) Winding-Up Claims of the Issuer

Amounts in respect of principal or Payments in respect of which the conditions referred to in Condition 2(b) are not satisfied on the date upon which the same would otherwise be due and payable and have since not been paid ('**Winding-Up Claims**') will be payable by the Issuer in a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer as provided in Condition 3 or on any redemption pursuant to Condition 7(b), 7(c) or 7(d). A Winding-Up Claim shall not bear interest.

(d) Set-off

Subject to applicable law, no Holder may exercise or claim any right of set-off in respect of any amount owed to it by the Issuer arising under or in connection with the Securities and each Holder shall, by virtue of being the holder of any Security, be deemed to have waived all such rights of set-off.

3. WINDING-UP

If at any time an order is made, or an effective resolution is passed, for the winding-up (*faillissement of vereffening na ontbinding*) of the Issuer (except in any such case a solvent winding-up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a successor in business of the Issuer, the terms of which reconstruction, amalgamation or substitution have previously been approved by an Extraordinary Resolution (as defined in the Agency Agreement)), there shall be payable by the Issuer in respect of each Security (in lieu of any other payment by the Issuer) a winding-up amount. The Securities will rank on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer in priority to distributions on all classes of share capital of the Issuer and will rank *pari passu* with each other and among themselves, but will be subordinated in right of payment to the claims of Senior Creditors of the Issuer, present and future.

In a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer, the Holders will have (a) only a claim for payment in full or part of principal and Deferred Coupon Payments, if any, to the extent that distributable assets of the Issuer are sufficient to pay in full or part such amount of principal and such Deferred Coupon Payments and (b) if the Final Terms indicate that the Ordinary Shares Threshold is applicable, no claim in respect of any amount of a Deferred Coupon Payment which has not yet been settled by means of the Alternative Coupon Satisfaction Mechanism in accordance with Condition 6 as a result of the Issuer having reached the Ordinary Shares Threshold during an ACSM Cap Period preceding wind up.

4. DEFERRALS

The Issuer must make each Coupon Payment on the relevant Coupon Payment Date subject to and in accordance with these Terms and Conditions. Without prejudice to the generality of Condition 2 and subject to Condition 4(c) as specified below, the Issuer must or may defer a Coupon Payment and any other Payment in the following circumstances:

(a) Required Deferral of Payment

(i) If the Required Deferral Condition is met on the 20th Business Day prior to the date on which any Payment (such term does not include principal) would be otherwise due and payable,, the Issuer must (subject to Condition 6) defer such Payment or such part thereof, as the case may be, by giving a notice (also a "**Deferral Notice**") to the Holders, the Agent and the Calculation Agent not less than 16 Business Days prior to such date.

If, following the deferral of a Payment by the Issuer under this Condition 4(a)(i), the Required Deferral Condition is no longer met on the 20th Business Day preceding a Coupon Payment Date, then the Issuer shall satisfy such Payment on the relevant Deferred Coupon Satisfaction Date having given, not less than 16 Business Days prior to the Deferred Coupon Satisfaction Date, notice to the Holders and the Calculation Agent that it will satisfy such Payment on such date.

(ii) The Issuer shall not satisfy such Payment on the relevant Deferred Coupon Satisfaction Date referred to in Condition 4(a)(i) above, if:

(1) it has previously elected to satisfy such Payment earlier (provided that, at the time of satisfying such payment, the Required Deferral Condition fails to be met) by delivering a notice to the Holders, the Agent and the Calculation Agent not less than 16 Business Days prior to the relevant Deferred Coupon Satisfaction Date that it will satisfy such Payment on such date; or

(2) it validly elects to defer under Condition 4(b) the Payment which would otherwise have been satisfied under Condition 4(a)(i).

(iii) If any Payment is deferred pursuant to Condition 4(a)(i) then no amount will be payable by way of interest on any such deferred Payment, save as provided in Condition 6(e). Any such deferred Payment shall be satisfied from the proceeds of the issue of Ordinary Shares in accordance with, and subject to the limitations contained in, Condition 6.

(b) Optional Deferral of Payments

(i) Subject to Condition 4(c), the Issuer may in respect of any Payment which would, in the absence of deferral in accordance with this Condition 4, be due and payable, defer all or part of such Payment by giving a notice (also a '**Deferral Notice**') to the Agent, the Calculation Agent and the Holders not less than 16 Business Days prior to the relevant due date. Subject to Condition 4(c), the Issuer may then satisfy any such Payment at any time by means of an issue of Ordinary Shares in accordance with, and subject to the limitations contained in, Condition 6 upon delivery of a notice to the

Agent and the Calculation Agent not less than 16 Business Days prior to the relevant Deferred Coupon Satisfaction Date informing them of its election to so satisfy such Payment and specifying the relevant Deferred Coupon Satisfaction Date.

(ii) If any Payment is deferred pursuant to this Condition 4(b) then such deferred Payment shall bear interest at the Applicable Coupon Rate from (and including) the date on which (but for such optional deferral) the Deferred Coupon Payment would otherwise have been due to be made to (but excluding) the relevant Deferred Coupon Satisfaction Date.

(iii) Subject to Condition 4(b)(iv), the Issuer may give a Deferral Notice under this Condition 4(b) in its sole discretion and for any reason, except that a Deferral Notice as to a Payment required to be paid pursuant to (i), (ii) or (iii) under (c) below shall have no force or effect.

(iv) Notwithstanding the foregoing, if the Final Terms indicate that a Capital Disqualification Event is applicable to the Securities, then on any Coupon Payment Date with respect to which (A) a Capital Disqualification Event has occurred and is continuing and (B) the Issuer is in compliance with the applicable Capital Adequacy Regulations, the Issuer shall be obliged to make the Coupon Payment on such Coupon Payment Date and may not exercise its discretion to defer a Coupon Payment.

(c) Dividend Pusher; Mandatory Payments and Mandatory Partial Payments

The Issuer will be required to make payments on the Securities in the following circumstances:

(i) If a Mandatory Payment Event or a Mandatory Partial Payment Event occurs then all Deferred Coupon Payments will become mandatorily due and payable in full on or within 60 days following the date of the Mandatory Payment Event or Mandatory Partial Payment Event in accordance with, and subject to the limitations contained in, Condition 6. The Issuer may satisfy its obligations to pay such Deferred Coupon Payment only in accordance with the Alternative Coupon Satisfaction Mechanism. For the avoidance of doubt, the Issuer will not be required to utilise the Alternative Coupon Satisfaction Mechanism in order to satisfy its obligation to pay any Mandatory Partial Payment payable on a Mandatory Partial Payment Date that coincides with the date on which such Deferred Coupon Payment has become mandatory due and payable in full.

(ii) If in six months prior to a Coupon Payment Date a Mandatory Payment Event occurs (such an event being referred to as a '**Junior Coupon Pusher Event**'), then the Coupon Payments payable on the next number of Coupon Payment Dates as specified in the Final Terms will be mandatorily due and payable in full on the relevant consecutive Coupon Payment Dates following such Junior Coupon Pusher

Event, subject to the occurrence or existence of any Required Deferral Condition at the time such payment would otherwise have to be made. The Issuer is permitted, but shall not be required, to satisfy its obligation to make the Coupon Payment payable on such Coupon Payment Date in accordance with the Alternative Coupon Satisfaction Mechanism.

(iii) If, in six months prior to a Coupon Payment Date, a Mandatory Partial Payment Event occurs (such an event being referred to as a '**Parity Coupon Pusher Event**'), then Mandatory Partial Payments will be mandatorily due and payable in respect of each Security on the next number of consecutive Coupon Payment Dates following such Parity Coupon Pusher Event as specified in the Final Terms, subject to the occurrence or existence of the Required Deferral Condition at the time such payment would otherwise have to be made and provided that such Mandatory Partial Payment Event was not itself compulsorily required to be paid solely as a result of a dividend or other payment having been made on a Parity Security or a Parity Guarantee, as applicable. The Issuer is permitted, but shall not be required, to satisfy its obligation to pay any Mandatory Partial Payments in accordance with the Alternative Coupon Satisfaction Mechanism.

(d) Dividend Stopper

The Issuer agrees that, beginning on the day the Issuer gives a Deferral Notice until all Deferred Coupon Payments are paid or satisfied in full, the Issuer will not recommend to its shareholders, and to the fullest extent permitted by applicable law will otherwise act to prevent, any action which would constitute a Mandatory Payment Event or a Mandatory Partial Payment Event.

5. COUPON PAYMENTS

(a) Coupon Payment Dates

The Securities bear interest from (and including) the Issue Date. Such interest will (subject to Conditions 2(b), 4(a), 4(b), 6(d) and 6(e)) be payable in arrear on each Coupon Payment Date as indicated in the Final Terms. Each Security will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused. In such event, it shall continue to bear interest at the prevailing rate in accordance with this Condition (both before and after judgment).

If any Coupon Payment Date would otherwise fall on a day which is not a Business Day it shall, unless specified otherwise in the Final Terms, be postponed to the next Business Day unless it would then fall into the next calendar month in which event the Coupon Payment Date shall be brought forward to the preceding Business Day and after the foregoing each subsequent Coupon Payment Date is the last Business Day of the month which falls three months after such Coupon Payment Date. The amount of the relevant Coupon Payment shall not be adjusted as a result.

If interest is required to be calculated for a period starting or ending other than on a Coupon Payment Date, such interest shall be calculated by applying the Fixed Coupon Rate or the Floating or Variable Coupon Rate, as applicable, to each Calculation Amount, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention and multiplying such rounded up figure by a fraction equal to the Specified Denomination of such Coupon divided by the Calculation Amount.

(b) Fixed Coupon Rate

Securities in relation to which this Condition 5(b) is specified in the relevant Final Terms as being applicable, shall bear a fixed rate interest at the Coupon Rate per annum as specified in the Final Terms.

Calculation of interest amount: The amount of interest payable in respect of each Coupon for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Fixed Coupon Rate to the Calculation Amount, multiplying the product by the relevant Fixed Day Count Fraction, rounding the resultant figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards) and multiplying such rounded up figure by a fraction equal to the Specified Denomination of such Coupon divided by the Calculation Amount.

(c) Floating or Variable Coupon Rate

Securities in relation to which this Condition 5(c) is specified in the relevant Final Terms as being applicable, shall bear a floating or variable interest at the Coupon Rate per Coupon Period as specified in the relevant Final Terms and determined in accordance with Condition 5(d).

Calculation of interest amount: The amount of interest payable in respect of each Coupon for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Floating or Variable Coupon Rate to the Calculation Amount, multiplying the product by the relevant Floating Day Count Fraction, rounding the resultant figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards) and multiplying such rounded up figure by a fraction equal to the Specified Denomination of such Coupon divided by the Calculation Amount.

(d) Determination of Coupon Rate and Coupon Amounts

The Calculation Agent will, upon the determination of each Coupon Rate pursuant to Condition 5(c), calculate the Coupon Amount and cause the Coupon Rate and each Coupon Amount payable in respect of a Coupon Period to be notified to the Issuer, the Agent, Euronext Amsterdam and the Holders as soon as possible after their determination but in no event later than the fourth Business Day thereafter.

Unless specified otherwise in the relevant Final Terms, the amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

(e) No Determination or Calculation by Calculation Agent

If the Calculation Agent does not at any time for any reason (i) determine the Coupon Rate in accordance with Conditions 5(c) or (ii) calculate a Coupon Amount in accordance with Condition 5(d), the Issuer shall appoint an agent to do so and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Issuer or such agent shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it or such agent can do so, and in all other respects it or such agent shall do so in such manner as it shall deem fair and reasonable in all the circumstances. All determinations or calculations made or obtained for the purposes of the provisions of this Condition 5(e) by such agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Calculation Agent, the Paying Agents and all Holders,

6. ALTERNATIVE COUPON SATISFACTION MECHANISM

(a) Alternative Coupon Satisfaction Mechanism

If any Deferred Coupon Payment (with any interest accrued on such Deferred Coupon Payment, as applicable) is to be made, it will be satisfied using the Alternative Coupon Satisfaction Mechanism.

In addition, the Issuer may elect at any time to satisfy its obligation to make any Payment (other than Deferred Coupon Payments and a payment of principal) to Holders by using the Alternative Coupon Satisfaction Mechanism. "Alternative Coupon Satisfaction Mechanism" means that the relevant payment is satisfied from the proceeds of the issue of such amount of Ordinary Shares for cash as required to provide enough cash for the Issuer to make full payments on the Securities in respect of the relevant Payment, in accordance with and subject to the following provisions of this Condition 6.

Investors will always receive payments made in respect of Securities in cash.

If the Issuer uses the Alternative Coupon Satisfaction Mechanism, the Issuer shall notify the Holders and the Agent not less than 16 Business Days prior to the relevant Coupon Payment Date. In the absence of or save to the extent of such issue, subject to Condition 4(a) (Required Deferral of Payments) and Condition 4(b) (Optional Deferral of Payments), Payments must be satisfied in accordance with Condition 9(a).

Any relevant Deferred Coupon Payment will only be made by operation of the Alternative Coupon Satisfaction Mechanism to the extent that the proceeds raised from the issuance or sale of Ordinary Shares is received no more than six months before the relevant Deferred Coupon Satisfaction Date (or such other period as may be specified in the Final Terms) and, if the Final

Terms indicate that the Ordinary Shares Threshold is applicable, to the extent that the number of Ordinary Shares does not exceed the Ordinary Shares Threshold during the relevant ACSM Cap Period. To the extent the Issuer is unable to satisfy a Deferred Coupon Payment in full as a result of it reaching the Ordinary Shares Threshold, if applicable, (A) the Issuer shall satisfy such Deferred Coupon Payment in part with proceeds raised from the issuance or sale of Ordinary Shares up to the Ordinary Shares Threshold and (B) any unsettled Deferred Coupon Payment amount shall remain outstanding and, to the extent the Issuer is not wound up, be satisfied during the next ACSM Cap Period or ACSM Cap Periods, in each case subject to the Ordinary Shares Threshold applicable to the respective ACSM Cap Period and, in all cases, the limitation contained in the immediately following paragraph, with proceeds raised from the issuance or sale of Ordinary Shares received no more than six months before the relevant Deferred Coupon Satisfaction Date.

If the Final Terms indicate that the Ordinary Shares Threshold is applicable, the Issuer shall use its best efforts to satisfy any Deferred Coupon Payment by way of the foregoing Alternative Coupon Settlement Mechanism during the period of time specified under the subparagraph titled "ACSM Settlement Period" in the Final Terms (the '**ACSM Settlement Period**'). If at the end of the relevant ACSM Settlement Period in respect of any Deferred Coupon Payment the Issuer has been unable to make full payment of such Deferred Coupon Payment in accordance with the ACSM, the obligations of the Issuer to satisfy any Coupon Payment that was deferred during such ACSM Settlement Period shall, to the extent not already settled under the ACSM, be cancelled, and Holders will have no claim in respect thereof.

(b) Issue of shares

If any Payment (for the purposes of this Condition 6, a **Due Amount**) is to be satisfied on a particular date (the **Due Date**) in accordance with the Alternative Coupon Satisfaction Mechanism then, subject to Conditions 6(d), 6(e) and 6(f):

(i) on or prior to the eleventh Business Day prior to the Due Date the Issuer shall calculate the number of its Ordinary Shares that have an aggregate market value of not less than the Due Amount and shall notify the Holders accordingly;

(ii) on or prior to the eleventh Business Day prior to the Due Date the Issuer shall calculate the number of Ordinary Shares (the **Associated Cost Ordinary Shares**) required to be issued by the Issuer as, on sale, produce a net amount of not less than the Associated Costs and shall notify the Holders accordingly;

(iii) on or prior to the seventh Business Day preceding the Due Date, the Issuer shall duly authorise the issue of the relevant number of Ordinary Shares and the Associated Costs Ordinary Shares and on the Business Day prior to the relevant payment date, shall validly issue, free from lien or any other encumbrance such Ordinary Shares and Associated Cost Ordinary Shares to market investors;

(iv) following the sale of the Ordinary Shares and the Associated Cost Ordinary Shares, the Issuer shall apply the proceeds of the issuance of the Ordinary Shares and the Associated Cost Ordinary Shares in or towards satisfaction of the Associated Costs and the Due Amount with such proceeds of the issuance in respect of the Due Amount being paid by the Issuer to the Agent in the manner provided in the Agency Agreement in order that it can be paid to the Holders in accordance with such Agreement;

(v) if the proceeds of the issuance of the Ordinary Shares and the Associated Cost Ordinary Shares will not, in the opinion of the Issuer despite the arrangements contained herein, result in each case in a sum at least equal to the Due Amount and Associated Costs being available to satisfy the relevant Payment and the Associated Costs in full on the Due Date, the Issuer shall promptly notify the Holders and shall then take such steps as are reasonably necessary to ensure, so far as practicable, that through issuing additional Ordinary Shares in accordance with this Condition 6 in each case a sum at least equal to respectively the relevant Payment and the Associated Costs will be available to make the relevant Payment and pay the Associated Costs in full on the Due Date, provided that for such purpose this Condition 6 (b) shall be modified as follows:

(A) references therein to **Payment** shall be deemed to be references to the amount by which the aggregate sum then paid to the Agent in respect of the relevant Payment pursuant to this Condition 6(b) is less than the Due Amount (the **Payment Shortfall**);

(B) references therein to **Associated Costs** shall be deemed to be references to the aggregate of (A) the amount by which the sum received by or on behalf of the Issuer in respect of Associated Costs is less than the Associated Costs and (B) the Associated Costs determined under Condition 6(b)(ii) above but by reference to the numbers of additional Ordinary Shares required to be issued in order to satisfy the shortfall (such aggregate being the **Costs Shortfall**); and

(C) all matters required to be done by a stated time shall be done as soon as practicable,

and further provided for the avoidance of doubt that the parties' obligations under this Condition 6(b)(v) shall only apply to the extent that it is practicable to raise funds by the Due Date by following the procedures contained in Condition 6(b)(i) to 6(b)(iv), as modified by subclauses (A) to (C) above.

(c) Receipt of cash proceeds in respect of Issue of Ordinary Shares satisfies Payment

Where the Issuer either elects or is required to make a Payment hereunder by using the proceeds of an issue of Ordinary Shares and issues such shares, the Issuer will sell such shares in the market. Receipt of the cash proceeds by the Issuer on the sale of the Ordinary Shares in the

market by the Issuer shall, subject to Condition 6(b) and 6(e), be used to satisfy the relevant Payment or, as the case may be, in the circumstances referred to in Condition 6(d) below, the relevant part of such Payment. The proceeds of sale of Ordinary Shares in accordance with this Condition 6 shall be paid by the Agent to the Holders in respect of the relevant Payment.

(d) Reservation and Insufficiency of Ordinary Shares

(i) The Issuer is required to keep available for issue enough Ordinary Shares as it reasonably considers would be required to satisfy from time to time the number of scheduled Coupon Payments falling within an annual period and any Deferred Coupon Payments. No damages will be payable for breach of this covenant but, in the event of breach by the Issuer of this paragraph (d)(i), any Holder may require that the Issuer holds as soon as practicable an extraordinary general meeting of the shareholders of the Issuer at which a resolution is passed to remedy the breach.

(ii) If the Issuer is to satisfy a Payment in accordance with this Condition 6 and does not, on the date when the number of Ordinary Shares required to be issued is determined in accordance with this Condition 6, have sufficient number of Ordinary Shares available for issue, then the Issuer shall notify the Agent and the Holders that all or part, as the case may be, of the relevant Payment cannot be so satisfied due to the events described in this paragraph. In this case the Payment or part thereof shall be satisfied following the date of the next annual general meeting or extraordinary general meeting of shareholders of the Issuer at which a resolution is passed making a sufficient number of Ordinary Shares available to satisfy all or such part of the relevant Payment provided that if the number of Ordinary Shares authorised to be issued at any such meeting is insufficient to satisfy all or such part of the relevant Payment then those Ordinary Shares so issued shall be applied by the Issuer in part satisfaction of all or such part of the relevant Payment. Following the passage of any such resolution, the Issuer shall notify the Paying Agents and the Holders of the date upon which the relevant Payment or, as the case may be, the part thereof is to be made in accordance herewith on not less than 16 Business Days' notice. The relevant Payment or, as the case may be, the part thereof which is not so satisfied shall, unless it is a required Deferred Coupon Payment which had been deferred under Condition 4(a) and has not been subsequently either satisfied or deferred in accordance with Condition 4(b), continue to accrue interest at the rate specified in Condition 4(b)(ii) from (and including) the date on which Payment would otherwise have been due to (but excluding) the date on which such Payment or part thereof is satisfied or, in the event of a Market Disruption Event, the date on which such Payment or part thereof would, but for the occurrence of such Market Disruption Event, have been satisfied (from which date interest (if any) will accrue on such Payment as provided in Condition 6(e)).

(iii) If, in the case of an insufficiency of Ordinary Shares, the Issuer does not hold an annual general meeting within 6 months of giving the above first-mentioned notice, at which a

resolution to make a sufficient number of Ordinary Shares so available is proposed, any Holder may by notice require the Issuer to convene an extraordinary general meeting at which such a resolution shall be proposed on a date falling within 10 weeks of such notice from the relevant Holder.

(iv) In the event that any such resolution proposed at any such annual general meeting or extraordinary general meeting of the Issuer is rejected, such resolution will be proposed at each annual general meeting or any extraordinary general meeting of the Issuer thereafter until such time as such resolution has been passed by the shareholders of the Issuer.

(e) Market Disruption

Notwithstanding the provisions of Condition 6(b), if there exists, in the opinion of the Issuer a Market Disruption Event on or after the 15th Business Day preceding any date upon which a Payment or, in the case of an insufficiency as provided in paragraph (d) above, part thereof is due to be made or satisfied in accordance with this Condition 6, then the Issuer may give a notice to the Agent and the Holders as soon as possible after the Market Disruption Event has arisen or occurred, whereupon the relevant Payment shall be deferred until such time as (in the opinion of the Issuer) the Market Disruption Event no longer exists.

Any such deferred Payment or part thereof will be satisfied as soon as practicable following such time as the Market Disruption Event no longer exists. Interest shall not accrue on such deferred Payment or part thereof unless, as a consequence of the existence of a Market Disruption Event, the Issuer does not make the relevant Payment or part thereof for a period of 14 days or more after the due date therefore, in which case interest shall accrue on such deferred Payment or part thereof from (and including) the date on which the relevant Payment or part thereof was due to be made to (but excluding) the date on which such Payment or part thereof is made. Any such interest shall accrue at the rate provided for in Condition 5 and shall be satisfied only in accordance with this Condition 6 and as soon as reasonably practicable after the relevant deferred Payment is made.

(f) Shortfall at Due Date

(a) If, despite the operation of Condition 6(b), there is a Payment Shortfall and/or Costs Shortfall as at the Due Date the Issuer will, upon being notified of such shortfall, either:

(i) save where Condition 6(f)(ii) applies, pay to the Agent as soon as practicable an amount equal to the Payment Shortfall; or

(ii) where the Issuer was originally obliged to satisfy such Payment pursuant to this Condition 6 or if in its discretion it so determines, give notice to the Agent that the Payment Shortfall and Costs Shortfall will be satisfied by using the proceeds

of the issue of Ordinary Shares subject to Conditions 6(d) and 6(e), and in accordance with the procedures contained in Condition 6(b).

(b) If following the operation of Condition 6(f)(ii) above there is for any reason still a Payment Shortfall and/or Costs Shortfall, then the provisions of Condition 6(f)(ii) above shall be applied (as often as necessary) in respect of this shortfall until the Agent shall have received funds equal to the full amount of the Payment Shortfall and the Cost Shortfall has been satisfied provided that the Issuer shall not be obliged to effect the issue of any amount of Ordinary Shares in accordance with Condition 6(b) or this Condition 6(f) where in the opinion of the Issuer the proceeds of issuance of such amount of Ordinary Shares would not amount to at least the Associated Costs of such issuance.

(g) Issuer certification to Agent

The Issuer will certify to the Agent that the proceeds used to make any Deferred Coupon Payment have been funded through the issue of Ordinary Shares which will provide the cash amount due in respect of the Deferred Coupon Payment.

7. REDEMPTION AND PURCHASES

(a) No Fixed Redemption Date

The Securities are perpetual securities in respect of which there is no fixed redemption date and the Issuer shall (subject to the provisions of Conditions 2 and 3 and without prejudice to the provisions of Condition 12) only have the right to repay them in accordance with the following provisions of this Condition 7. The Issuer may from time to time, in connection with an issue of Securities, enter into a replacement capital covenant for the benefit of one or more series of the Issuer's debt securities by specifying that a replacement capital covenant is applicable in the Final Terms (thereby indicating the Issuer's intention to enter into a replacement capital covenant in connection with such issue of Securities). A replacement capital covenant will generally provide that the Issuer will not redeem or repurchase any Securities, and will not permit any subsidiary to purchase any Securities, unless and to the extent the aggregate redemption, repurchase or purchase price is equal to or less than the net proceeds (or in certain circumstances a percentage of such net proceeds specified in the Final Terms) received by the Issuer or its subsidiaries, during the six months prior to such redemption, repurchase or purchase date (or such other period as may be specified in the terms of the replacement capital covenant and the Final Terms), from one or more new issues of qualifying securities as specified in the terms of the replacement capital covenant, unless the replacement capital covenant is terminated prior to redemption, repurchase or purchase in accordance with its terms. If not terminated sooner, the replacement capital covenant will terminate on the redemption, repurchase or purchase of the Securities. If applicable, the replacement capital covenant will continue to be effective following any substitution or variation of the Securities in accordance with these Terms and Conditions.

(b) Issuer's Call Option

Subject to Condition 2(b) and prior consent of the Dutch Central Bank, the Issuer may, by giving not less than 30 nor more than 60 days' notice to the Holders in accordance with Condition 15 and to the Agent, which notice shall be irrevocable, elect to redeem all, but not some only, of the Securities on the Coupon Payment Date falling on the date specified as such in the Final Terms and any Coupon Payment Date thereafter at the Optional Redemption Amount specified in the Final Terms together with any Outstanding Payments.

(c) Redemption or Conversion due to Taxation

If the Issuer satisfies the Holders immediately prior to the giving of the notice referred to below that, on the next due date for a Coupon Payment:

(i) the Issuer would, for reasons outside its control, be unable to make such payment without being required to pay additional amounts as provided or referred to in Condition 11; or

(ii) payments of amounts in respect of interest on the Securities including, for the avoidance of doubt, from the proceeds of the issue of Ordinary Shares pursuant to Condition 6, may be treated as 'distributions' within the meaning of Section II of the Dividend Withholding Tax Act 1965 (*Wet op de dividendbelasting 1965*) (or such other Section and/or Act as may from time to time supersede or replace Section II of the Dividend Withholding Tax Act 1965 for the purposes of such definition) and such requirement or circumstance cannot be avoided by the Issuer taking such measures as it (acting in good faith) deems appropriate; or

(iii) as a result of any change in or proposed change in, or amendment to or proposed amendment to, the laws of The Netherlands or any political subdivision or authority thereof having power to tax, or any change in or proposed change in the application of official or generally published interpretation of such laws, or any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such law or regulations that differs from the previously generally accepted position in relation to similar transactions or which differs from any specific written confirmation given by a tax authority in respect of the Securities, which change or amendment becomes, or would become, effective, or in the case of a change or proposed change in law if such change is enacted (or, in the case of a proposed change, is expected to be enacted) by Act of Parliament or made by Statutory Instrument on or after the Issue Date of the relevant Securities (a '**Tax Law Change**') or (B) if no such Tax Law Change has occurred, the Issuer reasonably determines, based on an opinion of competent legal counsel, that, in either case, there is more than an insubstantial risk that the Issuer will not obtain full or substantially full relief for the purposes of Dutch corporation tax for any

payment of interest including, for the avoidance of doubt, where the payment of interest is to be satisfied from the proceeds of the issue of Ordinary Shares,

then

(x) the Issuer may (and subject to Condition 2(b) and prior consent of the Dutch Central Bank), having given not less than 30 nor more that 60 days' notice to the Agent and, in accordance with Condition 15, the Holders (which notice shall be irrevocable), redeem, in accordance with these Terms and Conditions, at any time all, but not some only, of the Securities at the Early Redemption Amount specified in the Final Terms or

(y) subject to compliance with applicable regulatory requirements and prior consent of the Dutch Central Bank, the Issuer may convert or exchange the Securities in whole (but not in part) to another series of capital securities of the Issuer having materially the same terms as the Securities and which are no less favourable to an investor than the current terms of the Securities. Any conversion of the Securities into another series of capital securities under this paragraph (c)(y) shall be made on not less than 30 nor more than 60 days' notice to the Holders. The Issuer is permitted to satisfy its obligation to pay any Deferred Coupon Payment due upon conversion only in accordance with the Alternative Coupon Satisfaction Mechanism.

(d) Redemption or Conversion for Regulatory Purposes

If securities of the nature of the Securities cease to qualify as own funds and core capital (tier 1 capital or equivalent), for the purposes of determination of its solvency margin, capital adequacy ratios or comparable margins or ratios under such Capital Adequacy Regulations, then

(i) the Issuer may (subject to Condition 2(b) and prior consent of the Dutch Central Bank), having given not less than 30 nor more than 60 days' notice to the Agent and, in accordance with Condition 15, the Holders (which notice shall be irrevocable) redeem, in accordance with these Terms and Conditions, at any time all, but not some only, of the Securities at the Early Redemption Amount specified in the Final Terms; or

(ii) subject to compliance with applicable regulatory requirements and prior consent of the Dutch Central Bank, the Issuer may at any time convert or exchange the Securities in whole (but not in part) to another series of capital securities of the Issuer having materially the same terms as the Securities and which are no less favourable to an investor than the current terms of the Securities. Any conversion of the Securities into another series of capital securities under this paragraph (d)(ii) shall be made on not less than 30 nor more than 60 days' notice to the Holders. The Issuer is permitted to satisfy its obligation to pay any Deferred Coupon Payment due upon conversion only in accordance with the Alternative Coupon Satisfaction Mechanism.

(e) Purchases

The Issuer may (subject to Condition 2(b) and prior consent of the Dutch Central Bank) at any time purchase Securities in any manner and at any price.

(f) Cancellation

Cancellation of any Securities will be effected by reduction in the principal amount of the Global Security and such cancelled Securities may not be reissued or resold. Securities purchased by the Issuer may be held, reissued, resold or, at the option of the Issuer, be cancelled by decreasing the number of Securities represented by the Global Security by an equal number. The obligations of the Issuer in respect of any such Securities shall be discharged.

8. ALTERATION OF TERMS

Upon the occurrence of a Regulatory Event, (i) Condition 4(b)(iv) will no longer apply to the Securities and (ii) Condition 4(c) will no longer apply to the Securities to the extent such Condition refers to Mandatory Partial Payments and Mandatory Partial Payment Events. The Securities thus altered will be referred to as the "**Altered Capital Securities**" so to reflect that for International Financial Reporting Standards ('**IFRS**') purposes they are classified as equity applying the current IFRS standards. After the Alteration Date the Issuer will be allowed to defer Coupon Payments on the Altered Capital Securities, subject to the suspension of payments on the Issuer's ordinary shares and/or other instruments which are classified as equity for IFRS purposes. Subject to the above, following a Regulatory Event the Altered Capital Securities will remain outstanding on the Conditions applicable to the Securities as of the Alteration Date.

9. PAYMENTS

(a) Method of Payment

(i) Payments of principal and Coupon Amounts and all other payments on or in respect of the Securities will be in the applicable currency and will be calculated by the Calculation Agent and effected through the Paying Agents. Payments of redemption amounts and interest in respect of the Securities will, subject as set out below, be made against presentation for endorsement and, if no further payment falls to be made in respect of the Securities, surrender of the Global Security to the order of the Paying Agent. A record of each payment will be endorsed on the appropriate part of the schedule to the Global Security by or on behalf of the Paying Agent, which endorsement shall be prima facie evidence that such payment has been made in respect of the Securities.

(ii) The names of the initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents provided that it will at all times maintain (aa) a Paying Agent having a specified office in The Netherlands (bb) for so long as the Securities are listed on Euronext Amsterdam by NYSE Euronext, or any other stock exchange or regulated securities market and the rules of such exchange or securities market so require, a Paying Agent having a specified office in such location as

the rules of such exchange or securities market may require and (cc) a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any such termination or appointment and of any change in the specified offices of the Paying Agents will be given to the Holders in accordance with Condition 15.

(b) Payments subject to fiscal laws

All payments made in accordance with these Terms and Conditions will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 11.

(c) Payments on Business Days

A Global Security may only be presented for payment on a Business Day , unless specified otherwise in the Final Terms.

No further interest or other payment will be made as a consequence of the day on which a Global Security may be presented for payment under this paragraph falling after the due date.

10. NON-PAYMENT WHEN DUE

Notwithstanding any of the provisions below in this Condition 10, the right to institute winding-up proceedings is limited to circumstances where payment has become due. Pursuant to Condition 2(b) and subject as provided in the next sentence no principal or Payment will be due by the Issuer if the Issuer is not Solvent or would not be Solvent if payment of such principal or Payment was made. Also, in the case of any Payment, such Payment will not be due if the Issuer has elected to defer that Payment pursuant to Condition 4(a) or 4(b) or if the circumstances referred to in any of Conditions 6(d) or 6(e) then apply.

(a) If the Issuer shall not make a payment in respect of the Securities for a period of 14 days or more after the date on which such payment is due, the Issuer shall be deemed to be in default under the Securities, and any Holder may, notwithstanding the provisions of paragraph (b) of this Condition 10, institute proceedings in The Netherlands (but not elsewhere) for the winding-up (*faillissementsprocedure*) of the Issuer.

(b) Subject as provided in this Condition 10, any Holder may at its discretion and without further notice institute such proceedings against the Issuer as it may think fit to enforce any term or condition binding on the Issuer under the Agency Agreement or the Securities provided that the Issuer shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums, in cash or otherwise, sooner than the same would otherwise have been payable by it.

11. TAXATION

(a) All payments by the Issuer of principal, Coupon Amounts, Deferred Coupon Payments, Mandatory Partial Payments, Accrued Coupon Payments and Winding-Up Claims in respect of the Securities will be made without withholding of or deduction for, or on any account of, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of The Netherlands or any political subdivision thereof or by any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event the Issuer will pay such additional amounts as may be necessary in order that the net amounts receivable by Holders after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the Securities in the absence of such withholding or deduction, except that no such additional amounts shall be payable in relation to any payment with respect to any Security:

(i) to or to a third party on behalf of a Holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Security by reason of such Holder or, as the case may be, having some connection with The Netherlands other than the mere holding of such Security; or

(ii) to, or to a third party on behalf of, a Holder if such withholding or deduction may be avoided by complying with any statutory requirement or by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

(iii) to, or to a third party on behalf of, a Holder, that is a partnership, or a Holder, that is not the sole beneficial owner of the Security or which holds the Security in a fiduciary capacity, to the extent that any of the members of the partnership, the beneficial owner or the settlor or beneficiary with respect to the fiduciary would not have been entitled to the payment of an additional amount had each of the members of the partnership, the beneficial owner, settlor or beneficiary (as the case may be) received directly his beneficial or distributive share of the payment; or

(iv) presented for payment more than 30 days after the Relevant Date except to the extent that the Holder would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(v) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive.

References in these Terms and Conditions to principal, Coupon Amounts, Deferred Coupon Payments, Mandatory Partial Payments and/or Accrued Coupon Payments shall be deemed to include any additional amounts which may become payable pursuant to the foregoing provisions.

In the event that any payment is satisfied by using the proceeds of an issue of Ordinary Shares pursuant to Condition 6, then any additional amounts which are payable shall also be satisfied through the issue of Ordinary Shares.

12. PRESCRIPTION

Claims for payment in relation to Securities will become void unless exercised within a period of 5 years from the due date for payment thereof.

13. MEETINGS OF HOLDERS, MODIFICATION, WAIVER

The Agency Agreement contains provisions for convening meetings of the Holders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Agency Agreement) of a modification of the Securities or certain provisions of the Agency Agreement. Such meetings may be convened by the Issuer or Holders holding not less than 5% in a nominal amount of the Securities for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50% in nominal amount of the Securities for the time being outstanding, or at any adjourned meeting one or more persons being or representing Holders whatever the nominal amount of the Securities so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Securities (including modifying any date for payment of interest thereof, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Securities or altering the currency of payment of the Securities), the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in nominal amount of the Securities for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Holders shall be binding on all the Holders, whether or not they are present at the meeting.

The Agent and the Issuer may agree, without the consent of the Holders to:

(i) any modification (except as mentioned above) of the Securities or the Agency Agreement which is not materially prejudicial to the interests of the Holders; or

(ii) any modification of the Securities or the Agency Agreement which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law of the jurisdiction in which the Issuer is incorporated.

Any such modification shall be binding on the Holders and any such modification shall be notified to the Holders in accordance with Condition 15 as soon as practicable thereafter.

14. REPLACEMENT OF THE SECURITIES

Should the Global Security, be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent (or such other place of which notice shall have been given in accordance with Condition 15) upon payment by the claimant of the expenses incurred in connection therewith and on such terms as to evidence and indemnity and/or as the Issuer may reasonably require. The mutilated or defaced Global Security must be surrendered before any replacement Global Security will be issued.

15. NOTICES

Notices to Holders may be given by the delivery of the relevant notice to Euroclear Nederland except for so long as the Securities are listed on Euronext Amsterdam by NYSE Euronext and the rules of Euronext Amsterdam so require, notices shall also be published in the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*) and in a newspaper having general circulation in The Netherlands. Any such notice shall be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. Any Notice delivered to Euroclear Nederland shall be deemed to have been given to the Holders on the day on which such notice is so delivered.

16. FURTHER ISSUES

The Issuer is at liberty from time to time without the consent of the Holders to create and issue further Securities ranking *pari passu* in all respects (or in all respects save for the date from which interest thereon accrues and the amount of the first payment of interest on such further Securities) and so that the same shall be consolidated and form a single series with the outstanding Securities.

17. SUBSTITUTION OF THE ISSUER

(a) The Issuer may, with the consent of the Holders which will be deemed to have been given in respect of each issue of Securities on which no payment of principal of or interest on any of the Securities is in default and after written approval of the Dutch Central Bank be replaced and substituted by any directly or indirectly wholly owned subsidiary of the Issuer (the "**Substituted Debtor**") as principal debtor in respect of the Securities provided that:

(i) such documents shall be executed by the Substituted Debtor and the Issuer as may be necessary to give full effect to the substitution (the "**Documents**") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Holder to be bound by the Terms and Conditions of the Securities and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Securities and the Agency Agreement as the principal debtor in respect of the Securities in place of the Issuer and pursuant to which the Issuer shall guarantee, which guarantee shall be unconditional and irrevocable, (the "**Guarantee**") in favour of each Holder (including any additional amounts payable pursuant to Condition 11) payable in respect of the Securities;

(ii) where the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than The Netherlands, the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that

each Holder has the benefit of a covenant in terms corresponding to the provisions of Condition 11 with the substitution for the references to The Netherlands of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes. The Documents shall also contain a covenant by the Substituted Debtor and the Issuer to indemnify and hold harmless each Holder against all liabilities, costs, charges and expenses, which may be incurred by or levied against such holder as a result of any substitution pursuant to this Condition and which would not have been so incurred or levied had such substitution not been made (and, without limiting the foregoing, such liabilities, costs, charges and expenses shall include any and all taxes or duties which are imposed on any such Holder by any political sub-division or taxing authority of any country in which such Holder resides or is subject to any such tax or duty and which would not have been so imposed had such substitution not been made);

(iii) the Documents shall contain a warranty and representation by the Substituted Debtor and the Issuer (a) that each of the Substituted Debtor and the Issuer has obtained all necessary governmental and regulatory approvals and consents for such substitution and the performance of its obligations under the Documents, and that all such approvals and consents are in full force and effect and (b) that the obligations assumed by each of the Substituted Debtor and the Issuer under the Documents are all valid and binding in accordance with their respective terms and enforceable by each Holder;

(iv) each stock exchange which has Securities listed thereon shall have confirmed that following the proposed substitution of the Substituted Debtor such Securities would continue to be listed on such stock exchange;

(v) the Substituted Debtor shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of lawyers in the jurisdiction in which the Substituted Debtor is situated to the effect that the Documents and the Substituted Debtor's obligations under the Securities will constitute legal, valid and binding obligations of the Substituted Debtor, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Holders at the specified office of the Agent;

(vi) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) will constitute legal, valid and binding obligations of the Issuer, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Holders at the specified office of the Agent; and

(vii) the Issuer shall have delivered to the Agent or procured the delivery to the Agent of a legal opinion from a leading firm of Dutch lawyers to the effect that the Documents (including the Guarantee) constitute legal, valid and binding obligations of the Substituted Debtor and the Issuer under Dutch law, such opinion to be dated not more than 3 days prior to the date of substitution of the Substituted Debtor for the Issuer and to be available for inspection by Holders at the specified office of the Agent.

(b) In connection with any substitution effected pursuant to this Condition, neither the Issuer nor the Substituted Debtor need have any regard to the consequences of any such substitution for individual Holders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and no Holders, except as provided in Condition 17(a)(ii), shall be entitled to claim from the Issuer or any Substituted Debtor under the Securities any indemnification or payment in respect of any tax or other consequences arising from such substitution.

(c) Furthermore, the Documents shall provide for such further amendment of the Terms and Conditions as shall be necessary to ensure that the Securities of such Series constitute subordinated obligations of the Substituted Debtor and that the Guarantee constitutes a subordinated obligation of the Issuer, in each case subordinated to no greater than the same extent as the Issuer's obligations prior to its substitution to make payments of principal in respect of the Securities of such Series under the Terms and Conditions.

(d) The Issuer shall be entitled, after written approval of Dutch Central Bank by notice to the Holders given in accordance with Condition 15, at any time either to effect a substitution which does not comply with paragraph (c) above provided that the terms of such substitution have been approved by an Extraordinary Resolution of the Holders or to waive all and any rights to effect a substitution of the principal debtor pursuant to this Condition. Any such notice of waiver shall be irrevocable.

(e) Upon the execution of the Documents as referred to in paragraph (a) above, the Substituted Debtor shall be deemed to be named in the Securities as the principal debtor in place of the Issuer and the Securities shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall operate to release the Issuer as issuer from all of its obligations as principal debtor in respect of the Securities save that any claims under the Securities prior to release shall endure for the benefit of Holders.

(f) The Documents shall be deposited with and held by the Agent for so long as any Securities remain outstanding and for so long as any claim made against the Substituted Debtor by any Holder in relation to the Securities or the Documents shall

not have been finally adjudicated, settled or discharged. The Substituted Debtor and the Issuer shall acknowledge in the Documents the right of every Holder to the production of the Documents for the enforcement of any of the Securities or the Documents.

(g) Not later than 15 business days after the execution of the Documents, the Substituted Debtor shall give notice thereof to the Holders in accordance with Condition 15.

18. AGENTS

The Issuer will procure that there shall at all times be a Calculation Agent and an Agent so long as any Security is outstanding. If either the Calculation Agent or the Agent is unable or unwilling to act as such or if it fails to make a determination or calculation or otherwise fails to perform its duties under these Terms and Conditions or the Agency Agreement, as appropriate, the Issuer shall appoint an independent investment bank to act as such in its place. Neither the termination of the appointment of a Calculation Agent or the Agent nor the resignation of either will be effective without a successor having been appointed.

All calculations and determinations made by the Calculation Agent or the Agent in relation to the Securities shall (save in the case of manifest error) be final and binding on the Issuer, the Paying Agents and the Holders.

The Issuer nor any of the Paying Agents shall have any responsibility to any person for any errors or omissions in any calculation by the Calculation Agent.

19. GOVERNING LAW AND JURISDICTION

(a) The Agency Agreement and the Securities, are governed by, and shall be construed in accordance with, the laws of The Netherlands.

(b) The Issuer submits for the exclusive benefit of the Holders to the jurisdiction of the courts of Amsterdam, The Netherlands, judging in first instance, and in its appellate courts. Without prejudice to the foregoing, the Issuer further irrevocably agrees that any suit, action or proceedings arising out of or in connection with the Agency Agreement or the Securities may be brought in any other court of competent jurisdiction.

20. DEFINITIONS

In these Terms and Conditions:

'**Accrued Coupon Payment**' means, as at any time, where these Terms and Conditions provide that interest shall continue to accrue after a Coupon Payment Date in respect of a Security the amount of interest accrued thereon in accordance with Conditions 4(b), 5, 6(d) and 6(e);

'ACSM Cap Period' means an Initial ACSM Cap Period or any Subsequent ACSM Period, as applicable;

'**Agency Agreement**' means the Agency Agreement dated 16 July 2008 between the Issuer and the Paying Agents relating to the Securities under which each Paying Agent agrees to perform the duties required of it under these Terms and Conditions;

'**Agent**' means the Agent appointed pursuant to the Agency Agreement;

'**Agents**' means the agents appointed pursuant to the Agency Agreement and such term shall unless the context otherwise requires, include the Agent.

'**Alternative Coupon Satisfaction Mechanism**' has the meaning ascribed to it in Condition 6(a);

'**Applicable Coupon Rate**' means in relation to any Payment deferred pursuant to Condition 4(b) or Condition 6(e), the Coupon Rate payable on the Securities as determined by the Calculation Agent in accordance with Condition 5(b) or 5(c) for the Coupon Periods during which such Payment is deferred;

'**Assets**' means the non-consolidated gross assets of the Issuer as shown by the then latest published audited balance sheet of the Issuer but adjusted for contingencies and for subsequent events and to such extent as the directors or, as the case may be, the liquidator may determine to be appropriate;

'**Associated Cost**' means (1) any duty and/or tax that would be payable by the Issuer in respect of the Issue and sale of the Ordinary Shares and the Associated Cost Ordinary Shares and (2) other costs (including any brokerage fees) that would be payable, in respect of the issue and sale of the Ordinary Shares and the Associated Cost Ordinary Shares.

'**Business Day**' means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in any Additional Business Centre specified in the applicable Final Terms and, if applicable, the relevant place of presentation of a Global Security; and

(B) either (1) in relation to any sum payable in a Specified Currency (as specified in the applicable Final Terms) other than euro, a day on which commercial banks and foreign exchange markets settle payments in London and the principal financial centre of the country of the relevant Specified Currency (if other than London) and any Additional Business Centre and which if the Specified Currency is (a) Australian dollars, shall be Sydney, (b) New Zealand dollars, shall be Wellington, (c) Hong Kong dollars, shall be Hong Kong and (d) Japanese yen, shall be Tokyo or (2) in relation to any sum payable in euro, a TARGET Settlement Date;

'**Calculation Agent**' means the calculation agent in relation to the Securities, or its successor or successors for the time being appointed under the Agency Agreement;

"**Calculation Amount**" has the meaning ascribed to it in the relevant Final Terms;

'**Capital Adequacy Regulations**' means at any time the regulations, requirements, guidelines, policies, decrees imposing obligations on the Issuer with respect to the maintenance of minimum levels of solvency margins and/or capital adequacy ratios and /or comparable margins or ratios, as well as regarding the supervision thereof by any existing or future regulator having primary supervisory authority with respect to the Issuer (currently the Dutch Central Bank);

'**Capital Disqualification Event**' means a change in any applicable law or regulation or in the official interpretation or application thereof, as a result of which, for the purposes of the Capital Adequacy Regulations, the Securities no longer qualify as regulatory capital resources of the Issuer on a consolidated basis (except where such non-qualification is only as a result of any applicable limitation on the amount of such capital);

'**Coupon Amount**' means (i) in respect of a Coupon Payment, the amount of interest payable on a Security for the relevant Coupon Period in accordance with Condition 5 and (ii) for the purposes of Conditions 7(c) and 7(d), any interest accrued from (and including) the preceding Coupon Payment Date (or, if none, the Issue Date) to (but excluding) the due date for redemption if not a Coupon Payment Date as provided for in Condition 5(a);

'**Coupon Payment**' means, in respect of a Coupon Payment Date, the aggregate Coupon Amounts for the Coupon Period ending on such Coupon Payment Date;

'**Coupon Payment Date**' means the date(s) specified as such in the Final Terms;

'**Coupon Period**' means the period commencing on (and including) the Issue Date and ending on (but excluding) the first Coupon Payment Date and each successive period commencing on (and including) a Coupon Payment Date and ending on (but excluding) the next succeeding Coupon Payment Date;

'**Coupon Rate**' has the meaning ascribed to that term in Condition 5(b) (Fixed Coupon Rate) and 5(c) (Floating or Variable Coupon Rate);

'**Deferred Coupon Payment**' means any Payment, or part thereof, which has been deferred in accordance with Condition 4(a) or 4(b) and has not subsequently been satisfied;

'**Deferred Coupon Satisfaction Date**' means:

(i) with respect to a deferral under Condition 4(a)(i), the Coupon Payment Date following the 19th Business Day after the Required Deferral Condition fails to be met or, if earlier, the date on which the Issuer has resolved to satisfy a Deferred Coupon Payment, as notified

Condition 4(a)(ii); or

(ii) the date on which the Issuer has resolved to satisfy a Deferred Coupon Payment, as notified by the Issuer to the Holders, the Agent and the Calculation Agent in accordance with Condition 6; or

(iii) the date on which the Issuer is required to satisfy all Deferred Coupon Payments pursuant to Condition 4(c);

'**Dutch Central Bank**' means De Nederlandsche Bank N.V.;

'**Holder**' means the bearer of any Security;

'**Initial ACSM Cap Period**' means the period of time as specified under the paragraph titled "Initial ACSM Cap Period" in the Final Terms;

'**Interest**' shall, where appropriate, include Coupon Amounts, Deferred Coupon Payments and Accrued Coupon Payments;

'**Issue Date**' means the date of initial issue of the Securities as specified in the Final Terms;

'**Issuer**' means SNS REAAL N.V.;

'**Junior Guarantee**' means any guarantee, indemnity or other contractual support arrangement entered into by the Issuer in respect of securities (regardless of name or designation) issued by a Subsidiary or Undertaking and ranking on a winding–up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distributions or payment of dividends or any other payment thereon, after the Securities;

'**Junior Securities**' means the Ordinary Shares, any preference shares of the Issuer or any other securities of the Issuer which rank as regards distributions on a return of assets on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distributions or payment of dividends or any other payments thereon, after the Securities;

'**Liabilities**' means the non-consolidated gross liabilities of the Issuer as shown by the then latest published audited balance sheet of the Issuer, but adjusted for contingencies and for subsequent events and to such extent as the directors, the auditors or, as the case may be, the liquidator may determine;

'**Mandatory Partial Payment**' payable on any Coupon Payment Date means a payment in respect of each Security in an amount that results in payment of a proportion of a full Coupon Payment on the Security on such Coupon Payment Date equal to the proportion of a full dividend on the relevant Parity Securities and/or payment on the relevant Parity Guarantee paid on the

dividend or payment date in respect of the relevant Parity Securities and/or Parity Guarantee immediately preceding;

A '**Mandatory Partial Payment Event**' shall occur if any of the following occurs:

(i) the Issuer declares, pays or distributes a dividend or makes a payment on any of its Parity Securities or makes any payment on a Parity Guarantee (except where it concerns a payment, purchase or redemption which the Issuer is obliged to make pursuant to its Articles of Association as they read prior to the relevant deferral or equity swap, forward, repo or equity derivative transactions concluded by the Issuer prior to the relevant deferral); or

(ii) any Subsidiary or Undertaking declares, pays or distributes a dividend on any security issued by it benefiting from a Parity Guarantee or makes a payment on any security issued by it benefiting from a Parity Guarantee;

A '**Mandatory Payment Event**' shall occur if any of the following occurs:

(i) the Issuer declares, pays or distributes a dividend or makes a payment (other than a dividend in the form of Ordinary Shares) on any of its Junior Securities or makes any payment on a Junior Guarantee;

(ii) any Subsidiary or Undertaking declares, pays or distributes a dividend on any security issued by it benefiting from a Junior Guarantee or makes a payment (other than a dividend in the form of Ordinary Shares) on any security issued by it benefiting from a Junior Guarantee; or

(iii) the Issuer or any Subsidiary or Undertaking redeems, purchases on otherwise acquires any of the Issuer's Junior Securities, any Parity Securities or any securities issued by any Subsidiary or Undertaking benefiting from a Junior Guarantee or Parity Guarantee (other than (1) by conversion into or in exchange for Ordinary Shares, (2) in connection with transactions effected by or for the account of customers of the Issuer or any Subsidiary or in connection with the distribution, trading or market making in respect of those securities, (3) in connection with the satisfaction by the Issuer or any Subsidiary of its obligations under any employee benefit plans or similar arrangements with or for the benefit of employees, officers, directors or consultants, (4) as a result of a reclassification of the Issuer or any Subsidiary or the exchange or conversion of one class or series of capital stock for another class or series of capital stock, or (5) the purchase of fractional interests in shares of the capital stock of the Issuer or any Subsidiary pursuant to the conversion or exchange provisions of that capital stock or the security being converted or exchanged) for any consideration, or any moneys are paid to or made available for a sinking fund or for redemption of any of any Junior Securities, Parity Securities or any securities issued by any Subsidiary or Undertaking benefiting from a Junior Guarantee or Parity Guarantee; in all such cases, except where it concerns a payment, purchase or

redemption which the Issuer is obliged to make pursuant to its Articles of Association as they read prior to the relevant deferral or equity swap, forward, repo or equity derivative transactions concluded by the Issuer prior to the relevant deferral;

'**Market Disruption Event**' means (i) the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by Euronext Amsterdam or on settlement procedures for transactions in the Ordinary Shares on Euronext Amsterdam by NYSE Euronext). if, in any such case, that suspension or limitation is, in the determination of the Issuer, material in the context of the sale of the Ordinary Shares, or (ii) in the opinion of the Issuer, there has been a substantial deterioration in the price and/or value of the Ordinary Shares or circumstances are such as to prevent or to a material extent restrict the issue or delivery of the Payment Ordinary Shares, or (iii) where, pursuant to these Terms and Conditions, moneys are required to be converted from one currency into another currency in respect of any Payment, the occurrence of any event that makes it impracticable to effect such conversion;

'**Ordinary Shares**' means ordinary shares of the Issuer;

'**Ordinary Shares Threshold**' means, in connection with any Deferred Coupon Payment if specified as being applicable in the Final Terms, the aggregate number of Ordinary Shares issued and/or sold by the Issuer in any ACSM Cap Period shall not exceed 2 per cent. of the aggregate number of the Ordinary Shares in issue (including those held in issue and held in treasury), or such other amount as may be specified in the Final Terms;

'**Outstanding Payment**' means:

(i) in relation to any Coupon Payment, Deferred Coupon Payment or Coupon Amount not falling within the definition of Coupon Payment, that such payment or amount (a) has either become due and payable or would have become due and payable except for the non-satisfaction on the relevant date of the conditions referred to in Condition 2(b) or the deferral, postponement or suspension of such payment in accordance with any of Conditions 4(a), 4(b), 6(d) or 6(e) and (b) in any such case has not been satisfied; and

(ii) in relation to any Accrued Coupon Payment, any amount thereof which has not been satisfied whether or not payment has become due;

'**Parity Guarantee**' means any guarantee, indemnity or other contractual support arrangement entered into by the Issuer in respect of securities (regardless of name or designation) issued by a Subsidiary or an Undertaking or other securities (regardless of name or designation) of the Issuer or such Subsidiary or Undertaking which rank on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distributions or payments thereon *pari passu* with the Securities;

'**Parity Securities'** means, in respect of the Issuer, any securities which rank *pari passu* with the Securities as regards distributions on a return of assets on a winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or in respect of distribution or payment of any amounts thereunder by the Issuer;

'**Paying Agents**' means the paying agents appointed pursuant to the Agency Agreement and such term shall, unless the context otherwise requires, include the Agent;

'**Payment**' means any Coupon Payment, Deferred Coupon Payment, Accrued Coupon Payment or Coupon Amount not falling within the definition of Coupon Payment;

'**Payment Ordinary Shares**' has the meaning ascribed to it in Condition 6(b);

'**Regulatory Event**' means that the minimum capital adequacy required by the regulation on prudential supervision of financial groups (*Besluit prudentieel toezicht financiële groepen Wft*) or such other capital adequacy ratios or other comparable margins or ratios under the Capital Adequacy Regulations, if any, are or as a result of a Payment would become less than the relevant minimum requirements as applied and enforced by the Dutch Central Bank or such other applicable regulator;

'**Relevant Date**' means (i) in respect of any payment other than a Winding-Up Claim, the date on which such payment first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Agent on or prior to such date, the 'Relevant Date' means the date on which such moneys shall have been so received and notice to that effect shall have been given to the Holders in accordance with Condition 15, and (ii) in respect of a Winding-Up Claim, the date which is one day prior to the commencement of the winding-up (*faillissement of vereffening na ontbinding*);

the '**Required Deferral Condition**' means any of the following:

(a) the Issuer determines that it is not or, on the relevant date on which a Payment would be made after taking into account amounts payable on that date on the Securities, will not be Solvent;

(b) a Regulatory Event has occurred and continues to exist; or

(c) the Dutch Central Bank has requested or required the Issuer not to make any Payments on the Securities;

'**Securities**' means the Capital Securities specified in the relevant Final Terms and, unless the context otherwise requires, any further Securities issued pursuant to Condition 16 and forming a single series with the Securities;

'Senior Creditors' means present and future creditors of the Issuer (a) who are unsubordinated creditors of the Issuer, or (b) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up (*faillissement of vereffening na ontbinding*) of the Issuer or otherwise) to the claims of unsubordinated creditors of the Issuer, but not further or otherwise, or (c) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Holders;

'**Solvent**' means that the Issuer is (a) able to pay its debts to Senior Creditors as they fall due and (b) its Assets exceed its Liabilities (other than its liabilities to persons who are not Senior Creditors);

'**Specified Currency**' means the currency as specified in the Final Terms;

"**Specified Denomination**' means the denomination as specified in the Final Terms;

'**Subsequent ACSM Cap Period**' means the period of time as specified under the paragraph titled "Subsequent ACSM Cap Period" in the Final Terms;

'**Subsidiary**' means a subsidiary of the Issuer within the meaning of Section 2:24a of the Dutch Civil Code;

"**sub-unit**" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to the euro, means one cent.

'**successor in business**' means, in relation to the Issuer:

(a) a company or other entity to whom the Issuer validly and effectually, in accordance with all enactments, orders and regulations in force for the time being and from time to time, transfers the whole or a substantial part of its business, or assets for the purpose of assuming and conducting the business of the Issuer in its place; or

(b) any other entity which acquires in any other manner all or substantially all the property and/or assets of the Issuer or carries on as a successor to the Issuer the whole or substantially the whole of the business carried on by the Issuer prior thereto,

where in each of the cases in paragraphs (a) and (b) above the terms of the proposed transaction have previously been approved by an Extraordinary Resolution of the Holders.

'**TARGET Settlement Day'** means a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) system is open;

'**Undertaking**' means a body corporate, partnership, limited partnership, cooperative or an incorporated association carrying on a trade or business with or without a view to profit in which the Issuer has a direct or indirect financial, commercial or contractual majority interest; and

'Winding-Up Claim' has the meaning ascribed to it in Condition 2(c).

PART 2: FORM OF FINAL TERMS FOR CAPITAL INSTRUMENTS

Set out below is the form of Final Terms which will be completed for each Tranche of Capital Securities issued under the Programme.

Final Terms

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

Issue of [up to] [Aggregate Nominal Amount of Tranche] [Title of Capital Securities]

issued under SNS REAAL N.V.'s € 2,000,000,000 Debt Issuance Programme

dated [•] 2008

This document constitutes the Final Terms of the issue of Capital Securities under the € 2,000,000,000 Debt Issuance Programme (the "**Programme**") of SNS REAAL N.V. (the "**Issuer**"), described herein for the purposes of article 5.4 of Directive 2003/71/EC (the "**Prospectus Directive**"). It must be read in conjunction with the Issuer's base prospectus pertaining to the Programme, dated 16 July 2008 (the "**Prospectus**") and any amendments or supplements thereto, which together constitute a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Capital Securities is only available on the basis of the combination of these Final Terms and the Prospectus and any amendments or supplements thereto. The Prospectus (and any amendments thereto) is available for viewing at www.snsreaal.com as well as at the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162, 1012 SJ, Amsterdam, The Netherlands, where copies may also be obtained. Any supplements to the Prospectus will in any case be available at this office and copies thereof may be obtained there.

These Final Terms are to be read in conjunction with the Terms and Conditions of the Capital Securities (the "**Terms and Conditions**") set forth in the Prospectus. The Terms and Conditions as supplemented, amended and/or disapplied by these Final Terms constitute the conditions (the "**Conditions**") of the Capital Securities. Capitalised terms not defined herein have the same meaning as in the Terms and Conditions. Certain capitalised terms in the Terms and Conditions which are not defined therein have the meaning set forth in these Final Terms. All references to numbered Conditions and sections are to Conditions and sections of the Terms and Conditions set forth in the Prospectus.

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to*

the Base Prospectus under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a period of 2 business days.]

1.	Issuer:		SNS REAAL N.V.
2.	(a)	Series Number:	[ ]
	(b)	Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Capital Securities become fungible*)
3.	Specified Currency or Currencies:		[ ]
4.	Aggregate Nominal Amount:		
	(a)	Series:	[ ]
	(b)	Tranche:	[ ]
5.	Issue Price:		[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)]
6.	(i)	Specified Denominations:	[ ] [*Note - where multiple denominations above [€50,000] or equivalent are being used the following sample wording should be followed: "[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Coupons in definitive form will be issued with a denomination above [€99,000]*].
	(ii)	Calculation Amount	[ ] (*If only one Specified Denomination, insert the Specified Denomination. If more than one Specified Denomination, insert the highest common factor. Note: There must be one common factor in the case of two or more Specified Denominations.*)
7.	(a)	Issue Date:	[ ]
	(b)	Interest Commencement Date:	[ ]

8.	Interest Basis:	[[ ] per cent. Fixed Rate per annum] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Dual Currency Interest] [*specify other*] (further particulars specified below)
9.	Redemption/Payment Basis:	[Redemption at par] [Dual Currency Redemption] [*specify other*] (*N.B. If the Final Redemption Amount is less than 100% of the nominal value the Capital Securities will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply.*)
10.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Capital Securities into another Interest Basis or Redemption/Payment Basis*]
11.	Call Option:	[Issuer Call] [(further particulars specified below)]
12.	[Date [Board] approval for issuance of Capital Securities obtained:	[ ] [and [ ], respectively]] (*N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Capital Securities*)
13.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	Fixed Rate Capital Security Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(a)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]
	(b)	Coupon Payment Date(s):	[[ ] in each year up to and including the redemption date]/[*specify other*] (*N.B. This will need to be amended in the case of long or short coupons*)

(c)	Fixed Coupon Amount(s):	[ ] per Calculation Amount
(d)	Broken Amount(s):	[ ] per Calculation Amount, payable on the Coupon Payment Date falling [in/on] [ ]
(e)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or [*specify other*]]
(f)	Determination Date(s):	[ ] in each year [*Insert regular Coupon Payment Dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *N.B. This will need to be amended in the case of regular Coupon Payment Dates which are not of equal duration* *N.B. Only relevant where Day Count Fraction is Actual/Actual (ICMA)*]
(g)	Other terms relating to the method of calculating interest for Fixed Rate Capital Securities:	[None/*Give details*]
(h)	Ordinary Shares Threshold:	[ ]
(i)	Initial ACSM Cap Period	[ ]
(j)	Subsequent ACSM Cap Period	*[delete if not applicable]*
(k)	ACSM Settlement Period	[ ]
(l)	Ordinary Shares Threshold amount (if different from 2 per cent.):	*[delete if not applicable]*
(m)	Other provisions relating to ACSM:	

15. Floating or Variable Rate Capital Security Provisions — [Applicable/Not Applicable]
(*If not applicable, delete the remaining subparagraphs of this paragraph*)

(a)	Specified Period(s)/Specified Coupon Payment Dates:	[ ]
(b)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
(c)	Additional Business Centre(s):	[ ]

(d)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/Variable Rate/*specify other*]
(e)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[please insert name + address + contact]
(f)	Screen Rate Determination:	
	• Reference Rate:	[ ]. (*Either LIBOR, EURIBOR or other, although additional information is required if other - including fallback provisions in the Agency Agreement*)
	• Interest Determination Date(s):	[ ] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	• Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Reuters EURIBOR 01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(g)	ISDA Determination:	
	• Floating Rate Option:	[ ]
	• Designated Maturity:	[ ]
	• Reset Date:	[ ]
(h)	Margin(s):	[+/-] [ ] per cent. per annum
(i)	Minimum Rate of Interest:	[ ] per cent. per annum
(j)	Maximum Rate of Interest:	[ ] per cent. per annum

(k)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*]
(l)	Fallback provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Capital Securities, if different from those set out in the Conditions:	[ ]
(m)	Number of required Coupon Payments Dates following a Junior Coupon Pusher Event and/or a Parity Coupon Pusher Event pursuant to Condition 4(c):	[ ] [Applicable/Not Applicable]
(n)	Ordinary Shares Threshold:	[ ]
(o)	Initial ACSM Cap Period:	[ ]
(p)	Subsequent ACSM Cap Period:	*[delete if not applicable]*
(q)	ACSM Settlement Period:	[ ]
(r)	Ordinary Shares Threshold amount (if different from 2 percent):	*[delete if not applicable]*
(s)	Other provisions relating to ACSM:	
(t)	Capital Disqualification Event	[Applicable/Not Applicable]

PROVISIONS RELATING TO REDEMPTION

16.	Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(a)	Optional Redemption Date(s):	[ ]
(b)	Optional Redemption Amount of each Capital Security and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount [details of any make whole premium]

	(c) If redeemable in part: (a) Minimum Redemption Amount: (b) Higher Redemption Amount:	 [ ] per Calculation Amount [ ] per Calculation Amount
	(d) Notice period (if other than as set out in the Conditions):	[ ]
17.	Early Redemption Amount of each Capital Security payable on redemption for taxation or regulatory reasons and/or the method of calculating the same	[details of any make whole premium]
18.	Replacement Capital Covenant:	[Applicable/Not Applicable] (*If not applicable, delete subparagraph 19 of this paragraph*)
19.	Other provisions relating to the Replacement Capital Covenant:	*[delete if not applicable]*

GENERAL PROVISIONS APPLICABLE TO THE CAPITAL SECURITIES

20.	Form of Capital Securities:	[Temporary Global Capital Security exchangeable for a Permanent Global Capital Security] [other]
21.	Additional Financial Centre(s) or other special provisions relating to Payment Days:	[Not Applicable/*give details*] (*Note that this paragraph relates to the place of payment and not Interest Period end dates to which subparagraph 15(c) relates*)
22.	Other final terms:	[Not Applicable/*give details*] [Number of Coupon Payments specified in Condition 4(c)(ii) and 4(c)(iii).] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.)*

DISTRIBUTION

23.	(a) If syndicated, names [and addresses]** of Managers [and underwriting commitments]**:	[Not Applicable/*give names [and addresses and underwriting commitments]***] *(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.)* ** [*Please note that the process for notification to potential investors of the amount allotted and an indication whether the dealing may begin before notification is made will be provided for by the Manager(s) to potential investors*]
	(b) Date of Syndication Agreement:**	[ ]**
	(c) Stabilising Manager (if any):	[Not Applicable/*give name*]
24.	If non-syndicated, name [and address]** of relevant Dealer:	[*Name [and address]***]
25.	Total commission and concession:**	[ ] per cent. of the Aggregate Nominal Amount**

OTHER PROVISIONS

26.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
27.	Additional selling restrictions:	[Not Applicable/give details]
28.	(i) Listing:	[Amsterdam/other (*specify*)/None]
	(ii) Admission to trading:	[Application has been made for the Capital Securities to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]
	(iii) Estimate of total expenses related to admission to trading:*	[ ]*

29. Ratings: The Capital Securities to be issued have been rated:

[S & P: [ ]]
[Moody's: [ ]]
[Fitch: [ ]]
[[Other]: [ ]]

[*Include here a brief explanation of the meaning of the ratings if this deviates from the explanations given in "General Information" published by the rating provider*]**

30. [Notification]

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*, "**AFM**") [has been requested to provide/has provided - *include first alternative for an issue which is contemporaneous with the update of the Programme and the second alternative for subsequent issues]* the *[names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.

31. Interests of Natural and Legal Persons involved in the Issue

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Capital Securities has an interest material to the offer. - *Amend as appropriate if there are other interests*]

32. Reasons for the Offer (if different from making a profit and/or hedging certain risks): [ ]

33. Estimated net proceeds and total expenses

(iii) Estimated net proceeds [ ]

[(Also see "Use of Proceeds" wording in Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)]

(ii) Estimated total expenses: [ ]. [Include breakdown of expenses]

34. Yield (Fixed Rate Capital Securities only)

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

35. Performance of Rate[s] of Exchange and Explanation of Effect on Value of Investment (Dual Currency Capital Securities only)

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained.]

36. Operational Information

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Fondscode:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and Euroclear Nederland and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

(vii)	Offer Period:	[[The offer of the Capital Securities is expected to open at [•[] hours([•] time) on [•] and close at [•] hours ([•] time) on [•] or such earlier or later date or time as the Issuer may determine and will be announced in [•].] [The Issuer reserves the right to withdraw the offer *of the Capital Securities until [•] at the latest. Such* withdrawal will be announced in the forementioned publications.] [The aggregate principal amount of the Capital Securities to be issued and allotted will be announced by the Issuer at [•] hours ([•] time) on [•] or such earlier or later date or time as the Issuer may determine and will be announced in the aforementioned publications.] [The Issuer reserves the right to increase the aggregate principal amount of the Capital Securities to be issued. Such increase will be announced in the aforementioned publications] [[No]/[D/d]ealing in the Capital Securities will be possible before the aggregate principal amount of the Capital Securities is announced as set out above.] [Not Applicable]]
(viii)	Reduction of subscriptions:	[[Subscriptions in excess. If the Issuer determines to increase the aggregate principal amount of the Capital Securities to be issued this will be announced by the Issuer at [•] hours ([•] time) on [•] or such earlier or later date or time as the Issuer may determine and will be announced in the aforementioned publications.] [in [ ]Not Applicable]
(ix)	Maximum and minimum subscription amount:	[[•] and [•].

37. [Additional information]

[The following information should be consulted in connection with the offer of the Capital Securities: [- *insert relevant information which does not necessitate a Supplement to the Prospectus*].

38. [Other]

[*insert any other relevant information*]

39. [Listing and Admission to Trading Application

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Capital Securities described herein pursuant to the Programme for the issuance of Notes of SNS REAAL N.V.]

Responsibility

The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained herein is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import. The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Issuer:

By:	By:
Duly authorised	Duly authorised

Notes:

* ***Delete if the minimum denomination is less than €50,000***

** ***Delete if the minimum denomination is €50,000***

REGISTERED OFFICE OF THE ISSUER

SNS REAAL N.V.
Croeselaan 1
3521 BJ Utrecht
The Netherlands

AGENT

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
L-2953 Luxembourg
Luxembourg

OTHER PAYING AGENT

ABN AMRO Bank N.V.
Kemelstede 2
4817 ST Breda
The Netherlands

LEGAL ADVISERS

To the Issuer
(as to Netherlands law except tax law)
NautaDutilh N.V.
Strawinskylaan 1999
1077 XV Amsterdam
The Netherlands

To the Dealers in England
Clifford Chance
Limited Liability
Partnership
10 Upper Bank Street
London E14 5JJ
United Kingdom

To the Dealers in The Netherlands
Clifford Chance LLP
Droogbak 1A
1013 GE Amsterdam
The Netherlands

AUDITORS TO THE ISSUER

KPMG Accountants N.V.
Burgemeester Rijnderslaan 10-20
1185 ML Amstelveen
The Netherlands

LIQUIDITY PROVIDERS (Public Fixed Rate bonds)

AFS Group
Oudezijds Voorburgwal 282
1012 GL Amsterdam
The Netherlands

VAN DER MOOLEN HOLDING N.V.
Keizersgracht 307
1016 ED Amsterdam

AMSTERDAM LISTING AGENT

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
L-2953 Luxembourg
Luxembourg

DEALERS

ABN AMRO Bank N.V.
250 Bishopgate 5
London EC2M 4AA
United Kingdom

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
Croeselaan 18
3521 CB Utrecht
The Netherlands

Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

ING Bank N.V.
Foppingadreef 7
1102 BD Amsterdam
The Netherlands

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

ESBG Dealers
(European Saving Banks Group)

Bayerische Landesbank
Brienner Strasse 20
D-80333 Munich
Germany

Caixa – Banco de Investimento, S.A.
Rua Barata Salgueiro, 33
1269-057 Lisboa
Portugal

Erste Bank der Österreichischen Sparkassen AG
Böersegasse 14
1010 Vienna
Austria

SNS Bank N.V.
Croeselaan 1
3521 BJ Utrecht
The Netherlands

SNS REAAL

Press release
PERSBERICHT

Utrecht, the Netherlands, 14 August 2008

SNS REAAL's first half net profit down 3.8% to € 226 million

Underlying progress continues in very challenging markets

Highlights 1st half 2008:

- **Earnings per ordinary share € 0.85 (–15.0%)**
- **Return on shareholders' equity 12.9%, equal to 2nd half of 2007 (1st half 2007: 14.6%)**
- **Interim dividend per share up 13.9% to € 0.41, to be paid in cash**
- **Lower result at SNS Retail Bank, higher result at SNS Property Finance**
- **Higher result at REAAL Verzekeringen, but impacted by lower equity markets**
- **Positive contributions to net profit from AXA NL and Zwitserleven**
- **Sound asset quality, equity hedge and interest rate protection underpin moderate risk profile**
- **Shareholders' equity virtually stable at € 3.6 billion, including issue of € 600 million Foundation Shares**
- **Solvency remains strong; double leverage at 114.2%**
- **Liquidity improved further; retail funding compared to retail loans increased again to 65%**
- **Funding of SNS Bank secured for both 2008 and 2009**
- **SNS Bank implementing new distribution strategy, leading to considerable efficiencies**
- **AXA NL integration fully on schedule; synergies on track**
- **Acquisition Zwitserleven closed; sale of Swiss Life Belgium completed with a € 22 million book profit**

Contents

Contact details

Corporate communications
T +31 30 291 48 44
E concerncommunicatie@snsreaal.nl

Investor Relations
T +31 30 291 42 46
E investorrelations@snsreaal.nl

Sjoerd van Keulen, Chairman of the Executive Board, said:

'Given the continued turmoil in global financial markets, with sharply declining equity markets, limited access to liquidity, and increasing interest rates, the 3.8% lower net profit reported by SNS REAAL for the first half year is a satisfactory achievement. Adjusting for the impact of volatile financial markets and one-off items, our first half results illustrate that we are making good progress with our core businesses, including the integration of recent acquisitions.

This progress is the result of the continued investment in and development of our core businesses, which remain in good shape. SNS Property Finance continues to grow. Our share in the Dutch savings market has increased further. ASN Bank has again expanded its customer base, as has SNS Fundcoach. The retail mortgage portfolio remained stable, albeit with ongoing low margins. Premium income at REAAL Verzekeringen showed good progress, in particular in the areas of pensions and disability. The integration of AXA NL is fully on schedule and is set to deliver on its synergies target. The acquisition of Zwitserleven was closed at the end of April and contributed positively to the result for the first half, while the announced sale of Swiss Life Belgium has been completed. These developments illustrate the benefits of our strategy to diversify within our existing core markets. Retail mortgages now account for less than 20% of total net profit.

In this very challenging environment, which we expect to continue, we have again focused on maintaining our moderate risk profile by protecting our solvency ratios and further securing our funding position. Although the additional liquidity buffers we have put in place and volatility in interest rates have adversely impacted total net interest income for SNS Bank, this was compensated by the contribution of Regio Bank and the growing SNS Property Finance portfolio. At REAAL Verzekeringen, the impact of lower equity markets was mostly offset by unrealised results on hedges, positive one-off items and a positive contribution from the AXA NL and Zwitserleven acquisitions. The unrealised marked to market results on hedges introduce a further element of volatility to the net profit going forward.

Taking all this into account, the Supervisory Board has resolved, upon the proposal by the Executive Board, to pay an interim dividend of € 0.41 per share in cash, 50% of last year's total dividend.'

Key figures

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
SNS REAAL	226	235	(3.8%)	230	(1.7%)
SNS Bank	123	135	(8.9%)	137	(10.2%)
SNS Retail	72	91	(20.9%)	95	(24.2%)
SNS Property Finance	51	44	15.9%	42	21.4%
REAAL Verzekeringen	106	90	17.8%	115	(7.8%)
REAAL Life	85	94	(9.6%)	83	2.4%
REAAL Zwitserleven	3	--	--	--	--
REAAL Non-life	15	(4)	475.0%	27	(44.4%)
REAAL Other	3	--	--	5	(40.0%)
Group activities	(3)	10	(130.0%)	(22)	86.4%
Total income	2,356	2,016	16.9%	2,527	(6.8%)
Total expenses	2,107	1,730	21.8%	2,244	(6.1%)
Operating profit before taxation	249	286	(12.9%)	283	(12.0%)
Taxation	43	50	(14.0%)	51	(15.7%)
Net result discontinued operations and third party interests	20	(1)	--	(2)	--
Net profit for the period	226	235	(3.8%)	230	(1.7%)
Earnings per ordinary share (EPS) (€)	0.85	1.00	(15.0%)	0.87	(2.3%)
Diluted earnings per ordinary share (€)	0.85	1.00	(15.0%)	0.87	(2.3%)
Earnings per B-share (€)	2,169,939	--	--	--	--
Diluted earnings per B-share (€)	2,169,939	--	--	--	--
Balance Sheet					
Total assets	123,776	83,393	48.4%	103,074	20.1%
Investments	27,857	12,678	119.7%	21,067	32.2%
Investments for insurance contracts on behalf of policyholders	11,722	4,079	187.4%	7,235	62.0%
Loans and advances to customers	64,848	56,814	14.1%	63,045	2.9%
Group equity	3,611	3,546	1.8%	3,591	0.6%
Savings	21,949	14,955	46.8%	19,179	14.4%
Technical provisions insurance operations	36,563	13,636	168.1%	24,858	47.1%
Ratios					
Return on shareholders' equity (ROE)	12.9%	14.6%		12.9%	
Double Leverage	114.2%	94.7%		116.3%	
Average number of employees (FTE)	6,575	5,690		6,334	
SNS Bank					
Efficiency ratio	60.9%	60.0%		60.5%	
BIS ratio¹	11.4%	11.4%		11.5%	
Tier 1 ratio¹	8.0%	8.3%		8.4%	
REAAL Verzekeringen					
Operating cost/premium ratio	13.9%	12.4%		15.5%	
Solvency Life operations	244%	241%		272%	
Solvency Zwitserleven	181%	--		--	
Solvency Non-life operations	288%	286%		255%	
Number of shares outstanding at end of period	261,472,608	258,555,997		261,472,608	
Weighted average number of outstanding shares	261,489,961	235,727,231		260,380,605	

¹) 2008 figures are calculated based on Basel II with 90% floor, 2007 figures are calculated based on Basel I.

Execution of Strategy

Structural growth in mature markets

SNS REAAL seeks profitable growth through a combination of acquisitions and expanding its existing activities.

During the first half of 2008, the impact of economic developments and financial markets on the core businesses was mixed. Average house prices in the Netherlands are holding up well, underpinned by a combination of shortage of supply and economic growth. The market for consumer savings also offered further growth opportunities, in spite of increasing competition. Declining new mortgage sales led to lower new production of individual life policies. Financial markets were more challenging during the first half, with equity markets sharply lower, resulting in losses and impairments, and interest rates moving to higher levels, adversely impacting the value of the fixed income portfolio.

SNS Bank's share of the Dutch savings market grew from 8.3% at year-end 2007 to 9.0% at the end of the first half of 2008. SNS Bank, ASN Bank and Regio Bank all successfully participated in new savings campaigns. The number of customers of SNS Fundcoach grew by 7.4%, from 27,388 to 29,424, although lower equity markets led to a fall in assets under management by €155 million to €647 million. SNS REAAL's total assets under management, including those of SNS Asset Management, increased from €20.4 billion to €36.0 billion, mainly due to the consolidation of Zwitserleven, which added €12.4 billion. SNS Bank's market share in new retail mortgages was 6.6% in the first half of 2008, below the 7.4% recorded for 2007. Including DBV, SNS REAAL's market share declined from 7.7% at year-end 2007 to 7.2%. SNS Property Finance's loan portfolio continued to grow organically, by 12.1% to €13.0 billion.

At REAAL Verzekeringen (including Zwitserleven), regular life premiums increased by 81% to €922 million mainly due to the consolidation of AXA NL. The regular premium base at AXA NL remained stable overall, with growth recorded in some segments. The limited volume of new unit-linked business reflected mainly lower volumes of new mortgages. Pension premium income showed an increase of 188% to €366 million, especially in the SME segment. Zwitserleven contributed €137 million to this increase.
REAAL Verzekeringen's market share in the regular life premium segment was 18.2%. Income from single life premiums increased to €836 million, representing a market share of 22.1%. Due to the loss of a large distribution contract in the course of 2007, lower volumes due to lower new mortgages and pressure on margins due to competitive markets, the value of new business decreased to nil in the first half of 2008. Non-life premiums were higher due to the consolidation of AXA NL and, in particular, good performances from disability and transport, which increased by almost 500% and 60%, respectively.

Integration of AXA NL on track

The integration of AXA NL is fully on schedule. The sales forces have been integrated and a marketing campaign has been launched. The future product range has been determined and all of the approximately 2,000 Independent Financial Advisors with whom AXA NL has a relationship have been visited. The loss of business has been minimal and new premium inflows are improving. On a pro-forma basis, premium income at AXA NL has grown by 7.1% to €897 million compared to the first half of 2007. Within this, regular premiums decreased slightly by 1.2% to €507 million and single premiums increased by 20.7% to €390 million.
The new management structure is in place and all staff has been informed of their future roles and locations; necessary staff relocations have started and will be completed in the second half of 2008. Almost all portfolios have been analysed and preparations for systems conversions are underway. The actual conversions will start towards the end of 2008.
Since the closing of the acquisition in September 2007, a reduction of 161 FTE has been achieved, partly offset by hiring additional external FTE. Overall, the impact of this reduction on the first half 2008 result was still minor: realised cost synergies will mainly impact the second half 2008 result (€8 million) and onwards. For all other operating expenses the realised synergies amounted to €3 million and further savings of approximately €6 million are foreseen for the second half. Moreover, during the ongoing integration process, additional cost synergies have been identified, at DBV and asset management operations, to be realised as of mid-2009. On this basis, SNS REAAL is confident that its cost synergies target for the end of the year 2008 is achievable and that the estimated cost synergies of €50 million per annum are feasible, one year earlier than the initially scheduled 2011.
The actual restructuring costs spent so far of €19 million represent 32% of the planned total restructuring costs of €60 million. Based on these developments we expect to deliver fully on our synergies and restructuring budgets as stated at the time of the acquisition. In the first half of 2008, AXA NL contributed €16 million to REAAL Verzekeringen's net profit, including a €11 million net balance of restructuring costs (–€13 million) and synergy benefits (€2 million), and after a €9 million negative

impact from volatile financial markets. Taking into account the funding costs at holding company level of € 5 million, AXA NL contributed € 11 million to SNS REAAL's net profit.

Acquisition of Zwitserleven completed

The acquisition of Zwitserleven was closed on 29 April 2008. Subsequently, the sale of Swiss Life Belgium to Delta Lloyd Group was completed on 30 June 2008, with a book profit recorded in result from Group activities of € 22 million on a total price of € 142 million. The reverse integration by Zwitserleven management is progressing as planned. Zwitserleven made a contribution to SNS REAAL's net profit of € 3 million for the two-month period between completion and the end of the first half, after € 5 million of financing costs and a € 5 million negative impact due to volatile financial markets.

Overall, Zwitserleven's business held up well during the first half of 2008. On a pro forma basis, regular premiums showed an increase of 1.8% to € 397 million and single premiums decreased by 8.1% to EUR 394 million. As a result, total net premium income at Zwitserleven in the first half of 2008 decreased slightly compared to the first half of 2007, by 3.4% to € 791 million. New individual regular premium production increased by EUR 57 million (+50.9%).

Maintaining a moderate risk profile and solid capital position

SNS REAAL attaches great importance to maintaining a moderate risk profile and solid capital position in current turbulent financial markets. Clearly, this turbulence has an impact on the capital position, however solvency ratios are all above their respective targets and double leverage is under the target maximum of 115%.

Shareholders' equity at the end of June 2008 stood at € 3,611 million, virtually stable compared to the level of € 3,591 million at year-end 2007. The positive impact of a € 600 million issue of B shares (the Foundation shares) and the € 226 million first half 2008 net profit was almost offset by a € 680 million decrease in the fair value reserve and payment of the final 2007 dividend (€ 120 million).

The ongoing pressure on share prices and rising interest rates led to a decrease in the fair value reserve to negative € 750 million as at 30 June 2008. The decrease of the fair value reserve consisted of € 252 million in the equity portfolio and € 428 million in the fixed income portfolio, of which € 63 million related to SNS Bank. SNS Bank's equity positions were negligible. As at 30 June 2008, the fair value reserve on the equity portfolio amounted to negative € 131 million, mainly caused by the equity portfolio of AXA NL which was included at market prices at the acquisition date of September 2007. The decrease on the fixed income portfolio is almost completely due to the rise in interest rates in especially the last part of the second quarter.

During the first half of 2008, SNS Bank has upstreamed € 320 million of capital to SNS REAAL, as the introduction of Basel II (with a floor of 90%) has lowered the capital requirement of SNS Bank significantly and resulted in a decline in risk-weighted assets; this has been used for the required capital and funding relating to the Zwitserleven acquisition.

The Stichting Beheer SNS REAAL has again confirmed its supportive role towards SNS REAAL, just like it has done with the capital raising for AXA NL and Zwitserleven. Given the uncertainty of the financial markets the Stichting has committed it will provide capital support up to an amount of the liquid assets available within the Stichting for € 500 million if this is needed.

As stated on previous occasions, SNS REAAL has no exposure to US subprime mortgages. Outside the US, SNS REAAL has invested a limited amount of € 16 million in corporate and retail subprime mortgages. Investments in CDO/CLOs were and remain low, less than 1% of the investment portfolio for own risk and reward of REAAL Verzekeringen. Moreover, 60% of our CDO/CLO exposure is rated AA or higher and impairments on these asset classes have been negligible. The exposure of € 887 million of investments in ABS/MBS's were about 3% of the investment portfolio for own risk and reward of REAAL Verzekeringen, 90% of this exposure is rated AAA and nothing in the USA. SNS REAAL does not foresee problems with these ABS/MBS positions in the near future.

To limit the impact of lower equity markets on solvency and earnings, REAAL Verzekeringen had, in the course of 2007, taken out hedge positions to protect its equity portfolio for own account. The existing equity hedges were extended as REAAL Verzekeringen's hedging strategy was also applied to the equity portfolio of Zwitserleven. As at 30 June 2008, the equity portfolio for own account of REAAL Verzekeringen amounted to € 2.8 billion. The equity exposure has been largely hedged by using long-term put options.

To protect the solvency of REAAL Verzekeringen against an increase of interest rates above 6%, during the second quarter of 2008 SNS REAAL entered into swaption agreements with an average maturity of 2 years and an underlying amount of €9 billion.

Safeguarding the funding of SNS Bank

During the reporting period, considerable attention was paid to further improving the funding position of SNS Bank, both in terms of absolute size and by lengthening the maturity profile.

In spite of a challenging environment, SNS Bank continued to operate effectively in the financial wholesale markets. During the first half year, SNS Bank was able to roll over all its money market and commercial funding programmes. A € 800 million securitisation backed by NHG mortgages was executed. Under the covered bond programme, 4 private placements, totalling € 700 million, were made, with maturities ranging from 2 to 10 years. Furthermore, in May, as part of its EMTN programme, SNS Bank, as the first single A bank in Europe in 2008, successfully placed a € 500 million public senior unsecured bond with a maturity of 2 years, the amount of which was increased to € 800 million in June. In the first half of 2008, SNS Bank has also successfully negotiated a number of private placements in Europe, of which the largest amounted to € 600 million, with a 6 year maturity.

At the same time, in particular due to successful campaigns to attract new savings deposits, retail funding expressed as a percentage of retail loans has increased from 56% at year-end 2007 to 65% (which equates to a loan to deposit ratio of 153%).

Currently SNS Bank holds about 4 times as much liquid assets as it normally does. At the end of June, the cash position amounted to € 5.9 billion. Furthermore SNS Bank had € 8.5 billion in liquid assets and assets eligible for collateral with the ECB, resulting in a total available liquidity position of € 14.4 billion. The ECB facility has been tested for a small amount, but other than that has not been drawn upon.

Taking into account the available liquidity, including ECB collateral, and assuming that money market and commercial paper facilities can be rolled over, the funding of SNS Bank is secured for both 2008 and 2009.

Impact of volatile financial markets and one-off items on SNS REAAL's net profit

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Net profit for the period	**226**	**235**	(3.8%)	**230**	(1.7%)
Impact volatile financial markets at REAAL Verzekeringen	(18)	47		40	
Impact volatile financial markets at SNS Bank	(23)	--		(4)	
Total impact volatile financial markets	**(41)**	**47**		**36**	
Net profit excluding impact volatile financial markets	**267**	**188**	42.0%	**194**	37.6%
Quota share reinsurance transaction	29	--		--	
Book profit sale Swiss Life Belgium	22	--		--	
Gain sale stake Van Lanschot/LSN and Kyrill storm in 1st HY 2007	--	22		1	
Total one-off items	**51**	**22**		**1**	
Net profit excluding impact volatile financial markets and one-off items	**216**	**166**	30.1%	**193**	11.9%

During the first half of 2008, SNS REAAL was confronted with simultaneously weakening equity markets and increasing interest rates, which adversely impacted net profit by € 41 million.
Net profit excluding the impact of financial markets volatility and one-off items is further described as net underlying profit. Net underlying profit showed an increase of 30.1% to € 216 million.

The negative impact of the financial markets volatility on the half year result of REAAL Verzekeringen was € 18 million net. This is the balance of a net loss of € 62 million on REAAL Verzekeringen's equity portfolio (consisting of € 36 million realised losses and € 26 million impairments), unrealised marked to market gains on the equity hedge (€ 26 million) and on interest rate swaptions (€ 26 million) and a € 8 million loss on other derivatives. These unrealised marked to market gains introduce a further element of volatility to the net profit of SNS REAAL going forward. In the first and second half of 2007, financial markets volatility had contributed € 47 million and € 40 million respectively to the net result, mainly in the form of realised gains on the equity portfolio.

Under IFRS, unrealised losses on the equity portfolio for own account, that have already been charged against shareholders' equity and that are significant and/or prolonged need to be impaired through the profit and loss account. At current share price levels, these impairments or realised losses on equities are expected to increase considerably in the coming quarters.

The negative impact of the financial markets volatility on the half year result of SNS Bank was € 23 million net. To assure a sound funding position, the cash position was increased and invested in a diversified range of highly-rated liquid investments. The estimated net impact of the negative carry of the extra cash position maintained during the first half, other temporary higher funding costs and positive buy back results on Hermes and SNS funding paper amounted to in total € 18 million. Furthermore an unrealised loss of net € 5 million related to SNS Bank's trading portfolio was charged to the income statement.

Adjusting for the impact of financial markets volatility, as presented above, net profit for the first half year of 2008 would have increased by 42.0% to € 267 million.

One-off items

In the second quarter of 2008, SNS REAAL completed a life reinsurance transaction, with an underlying amount of € 251 million. With this transaction, REAAL Verzekeringen has realised part of the embedded value of the life portfolio and is able to redeploy the capital from a block of non-strategic business (funeral insurance) with a relatively low return on capital. The transaction entails two equal receipts of ceding commissions, the first of which took place in the second quarter of 2008, resulting in a net gain of € 29 million. The second receipt will take place in the first half of 2009, conditional on the results in this portfolio.

REAAL Non-life's results in the first half of 2007 included a € 13 million net charge related to the Kyrill storm.

On 30 June 2008, SNS REAAL announced the closing of the sale of Swiss Life Belgium, resulting in a book profit of € 22 million net of tax, which has been included in the result from Group activities. In the first half year of 2007, the result of Group activities included total gains net of tax of € 35 million on the sale of stakes in Van Lanschot and LSN.

Adjusting for the impact of both financial markets volatility and one-off items, net profit for the first half year of 2008 would have increased by 30.1% to € 216 million.

Impact of acquisitions

Managing the integration of acquisitions is a fundamental part of SNS REAAL's strategy. In the first half year of 2008, the first time consolidation of acquisitions contributed € 41 million (before impact volatile financial markets) to net profit (AXA NL: € 20 million, Regio Bank: € 13 million and Zwitserleven: € 8 million).
Adjusting for the impact of financial markets volatility, one-off items and acquisitions, net profit for the first half year of 2008 would have increased 5.4% to € 175 million.

SNS Bank repositions distribution capabilities

In June 2008, SNS Bank unveiled plans for service innovation and strengthening of distribution capabilities. By 2010, all basic banking products and day-to-day functions will be available via the internet; by the same date, SNS Bank will have a nationwide presence with a combination of own SNS Shops, SNS Advisors and SNS Shops owned by franchisees. Partly due to the increasing use of the internet for basic day-to-day banking, after these changes have been fully implemented in 2010, there will be some 380 FTE redundancies out of the present 3,200 SNS Bank employees. It is expected that this staff reduction will be fully realised by transfers and natural turnover.

Update on unit-linked investigation

Our internal analysis is progressing and we expect to be able to provide more details with the publication of the Q3-2008 trading update. We maintain our previous guidance that the costs involved will be less than our market share suggests, due mainly to our relatively young portfolio.

Outlook

The past 12 months have been dominated by very volatile and uncertain financial markets. This is reflected in lower equity markets, limited access to liquidity and increasing interest rates. At the same time, EU economic growth is slowing down, although in relative terms The Netherlands is one of the better performing countries. Notwithstanding the risk management actions we have taken, SNS REAAL is not immune to these developments, which we expect to continue. At current share price levels, impairments and realised losses on the equity portfolio are expected to increase and the negative carry on additional liquidity buffers will continue. If economic circumstances persist for the longer term, funding costs will be structurally higher and credit losses on international project financing may increase. Nevertheless, we expect the positive development of our core businesses seen in the first half of 2008 to continue.

Financial analysis SNS REAAL

Financial targets SNS REAAL

	1st half year 2008	2007	Target
Return			
Growth in earnings per ordinary share	(15.0%)	13.3%	10% per annum on average, starting in 2006 up to year-end 2009
Return on shareholders' equity after tax	12.9%	13.7%	15% per annum on average after tax
Efficiency			
Efficiency ratio SNS Bank	60.9%	60.3%	55%, year-end 2009
Operating cost/premium ratio REAAL Verzekeringen	13.9%	14.1%	13%, year-end 2009
Combined ratio Non-life operations	96.1%	95.9%	97%, year-end 2009
Solvency			
Double Leverage SNS REAAL	114.2%	116.3%	≤ 115%
BIS ratio SNS Bank[1]	11.4%	11.5%	≥ 11%
Tier 1 ratio SNS Bank[1]	8.0%	8.4%	≥ 8%
Solvency Life operations	244%	272%	≥ 150%
Solvency Zwitserleven operations	181%	--	≥ 150%
Solvency Non-life operations	288%	255%	≥ 200%

[1]) 2008 figures are calculated based on Basel II with 90% floor, 2007 figures are calculated based on Basel I.

The figures above illustrate the impact of the volatile financial markets on SNS REAAL's short-term progress towards achieving its long-term targets. Additional liquidity buffers and lower equity markets were the main drivers to this impact. The ROE of 12.9% was in line with the second half of 2007 and the EPS on ordinary shares of € 0.85 decreased slightly compared to the second half of 2007 (€ 0.87). Excluding the impact of volatile financial markets the EPS on ordinary shares in the first half of 2008 was € 1.00 and the ROE was 14.4%, both supported by positive one-off results of € 51 million.

At SNS Bank, the efficiency ratio of 60.9% slipped slightly compared to the full year 2007 (60.3%). Excluding the impact of volatile financial markets and redundancy costs, the efficiency ratio of SNS Bank amounted to 56.2%. The planned strengthening of SNS Bank's distribution capabilities will have a positive effect on SNS Bank's efficiency ratio. At REAAL Verzekeringen, the operating cost/ premium ratio amounted to 13.9%, an improvement on the level of 14.1% for the full year 2007 despite € 17 million costs related to the integration of AXA NL. The combined ratio of non-life operations in the first half of 2008 of 96.1% was in line with the full year 2007 excluding the impact of the Kyrill storm (95.9%) and was below the long-term target of 97%.

All solvency ratios at SNS Bank were on or above target despite a dividend of € 320 million that was distributed to SNS REAAL. The solvency ratios of REAAL Verzekeringen including the acquisition of Zwitserleven remained above their respective targets and the double leverage of SNS REAAL is below target maximum of 115%. This was due to steps undertaken in a challenging environment as SNS REAAL attaches great importance in maintaining a solid capital position and its strong liquidity.

Result for the first half of 2008 compared to the first half of 2007

SNS REAAL's net profit decreased by €9 million, from €235 million to €226 million.

Organic growth of €9 million, the positive contribution of recent acquisitions of €41 million and the increased impact of one-off items of €29 million compensated for the greater part of the adverse impact of volatile financial markets of €88 million. Underlying net profit rose by €50 million to €216 million (+30.1%).

The recent acquisitions of AXA NL (€20 million), Regiobank (€13 million) and Zwitserleven (€8 million) contributed a total of €41 million to SNS REAAL's underlying net profit in the first half of 2008. This overall contribution included net funding costs of €33 million, €11 million net restructuring costs and synergy benefits and the effect of Purchase Price Allocation (PPA) of €28 million net. Adjusting for the impact of financial markets volatility, one-off items and acquisitions, net profit for the first half year of 2008 would have increased 5.4% to €175 million.

1 Net profit SNS REAAL


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Excluding the effects of the consolidation of these three acquisitions and their restructuring costs, total operating costs of SNS REAAL increased only slightly by €10 million to €422 million (+2.4%).

At 15.8%, the effective tax rate was lower than the effective tax rate in the first half of 2007 (17.5%), due mainly to effective use of tax capacity at REAAL Verzekeringen.

Net profit from Group activities

Group activities comprise the business units managed directly by SNS REAAL at a holding company level, whose income and expenses are not allocated to SNS Bank or REAAL Verzekeringen. These include SNS Asset Management, as from 29 April 2008, Zwitserleven Asset Management and the remainder of SNS REAAL Invest. Total assets under management now amount to €36.0 billion.

The net result from Group activities, including consolidation adjustments, decreased from positive €10 million in the first half of 2007 to negative €3 million in the first half of 2008.

These results included €35 million net profit in the first half of 2007 from the sale of the remaining 40% interest in La Ser Lafayette Services Nederland and part of the holding of F. van Lanschot Bankiers' shares and €22 million net profit from the sale of Swiss Life Belgium in the first half of 2008. Increased interest expenses in the first half of 2008 related to the funding of AXA NL at holding company level were offset by lower taxations and decreased staff costs mainly due to a reduction in temporary staff.

Earnings per share

Net profit in the first half of 2008 amounted to €226 million of which €221.1 million was attributable to ordinary shares and €4.9 million to B shares (Foundation shares). The weighted average number of outstanding ordinary shares of 261,489,961 increased compared to the first half of 2007 (235,727,231) due to the issue of new ordinary shares on 27 June 2007 and the interim stock dividend for 2007 in September 2007, resulting in net earnings per ordinary share of €0.85 for the first half of 2008. Compared to the first half of 2007, this represents a decrease of €0.15 due to an increased weighted average number of outstanding ordinary shares and a slight decrease in net profit. Compared to the second half of 2007 (€0.87), the EPS on ordinary shares decreased slightly (−2.3%). The total number of outstanding ordinary shares of 261,472,608 did not change in the first half year of 2008 compared to year-end 2007.

2 Earnings per ordinary share SNS REAAL


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On 28 April 2008, SNS REAAL issued six B shares in the capital of SNS REAAL to Stichting Beheer SNS REAAL in connection with the acquisition of Zwitserleven for a total consideration of € 600 million. As noted € 4.9 million net profit in the first half of 2008 was attributable to these B shares, resulting in weighted earnings per B share of € 2,169,939 for the period as the weighted average number of B shares amounted to 2.24 in the first half of 2008.

Return on shareholders' equity

SNS REAAL's return on shareholders' equity (ROE) amounted to 12.9% (first half 2007: 14.6%). The financial target is a ROE of 15% per annum on average after tax. The ROE was adversely impacted by the volatile financial markets; it was however, equal to the second half of 2007.

3 Return on shareholders' equity SNS REAAL



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Dividend on ordinary shares

The Supervisory Board has resolved, on the proposal of the Executive Board, to pay an interim dividend of €0.41 per SNS REAAL ordinary share for the first half of the financial year 2008. This is in line with the company's dividend policy that, in principle, the interim dividend will amount to 50% of the total dividend paid for the previous financial year. Although this corresponds with a pay-out ratio of 48.2%, which is above our policy of 40 to 45% for the full year, given the uncertainty in financial markets, no conclusions can be drawn from the interim dividend for the final dividend. In line with the final dividend for 2007, it is the view of the Executive Board that, at current share price levels, a stock dividend would have a dilutive effect and therefore would not be in the interest of all shareholders. Consequently, the interim dividend will be paid fully in cash. On 15 August 2008, the SNS REAAL shares will be quoted ex-dividend and the interim dividend will be payable on 11 September 2008.

Dividend on B shares

Stichting Beheer SNS REAAL waived part of its entitlement to the 2008 (interim) dividend per B share equal to the period of 1 January 2008 up to and including 24 April 2008, resulting in a 2008 interim dividend per B share of €810,746. Due to the fixed reduction factor of 0.9 used in the calculation of the entitlement of B shares and the pay-out ratio of B shares being capped at 45%, the dividend yield of ordinary shares inherently exceeds the dividend yield of B shares.

In the beginning of May 2006, SNS REAAL and Stichting Beheer SNS REAAL entered into an agreement related to the exercise of rights in the event of a dividend with stock option. It follows from this agreement that if the shareholders of SNS REAAL are offered a dividend with stock option, Stichting Beheer SNS REAAL will receive its dividend in the form of ordinary shares and/or cash in the same proportion as chosen by the other shareholders. The purpose of this agreement is to ensure that the shareholdings percentage of Stichting Beheer SNS REAAL in SNS REAAL will not change as a result of the disbursement of the dividend with stock option. SNS REAAL and Stichting Beheer SNS REAAL agreed on 13 August 2008 to amend this agreement. This amendment means a provision will be added to the agreement related to a possible future situation in which the shareholders of SNS REAAL will be offered a dividend with stock option and at the same time, SNS REAAL buys in the number of called up stock dividends. In that situation, Stichting Beheer SNS REAAL chooses the disbursement in cash of the dividend accruing to it. After the disbursement of the dividend with stock option, the total number of issued ordinary shares in the capital of SNS REAAL will, on balance, be identical or practically identical to the total number of ordinary shares issued before the disbursement of the dividend with stock option. As a consequence this will not have an adverse impact on the earnings per ordinary share. The amendment of the agreement takes effect after six months, thus on 13 February 2009.

Balance sheet

SNS REAAL's balance sheet total grew by €20.7 billion, from €103.1 billion at the end of 2007 to €123.8 billion at the end of June 2008 (+20.1%). Excluding the impact of the acquisition of Zwitserleven the balance sheet total grew by €3.7 billion, whilst Zwitserleven contributed €17.0 billion. The impact of Zwitserleven to the increase of the balance sheet included a €3.3 billion impact of securities lending contracts. As a result both assets and liabilities related to cash collateral received in securities lending increased.

The acquisition of Zwitserleven, including Zwitserleven Asset Management and Swiss Life Belgium for an amount of € 1,530 million was financed by the issue of six B shares for a total of € 600 million (par value and share premium) and € 788 million senior debt and internal resources. The remaining € 142 million was financed by the proceeds of the sale of Swiss Life Belgium.

The fair value of the acquired assets, liabilities and contingent liabilities of Zwitserleven has been determined provisionally. The current provisional valuation of these items has been carried out by SNS REAAL's management based on the most accurate estimates possible at this stage. The calculations for the definite valuation of these items will be finalised within 12 months from the date of the acquisition. Subsequently, goodwill will be corrected in the event of any possible value adjustments.

Goodwill and other intangible fixed assets rose by € 0.8 billion mainly due to the recognition of intangible fixed assets related to Zwitserleven. This consists of Value of Business Acquired (€ 479 million, after depreciation for two months), other intangible assets (€ 181 million) and goodwill (€ 126 million).
Since the announcement of the acquisition Zwitserleven on 19 November 2007 SNS REAAL continued the determination of the Purchase Price Allocation (PPA) of Zwitserleven. This has resulted in revaluation of acquired assets and liabilities and to recognition of Value of Business Acquired (VOBA) and other intangible fixed assets. The valuation of VOBA has been increased from € 257 million to € 487 million, mainly caused by a tax allocation benefit, an increased yield curve and adaption of accounting principles. VOBA is amortised on an actuarial basis leading to an initial charge for the first two months of consolidation of € 2 million net. Other intangible assets, excluding the brand name, will be amortised over a period of 5 years. The goodwill will be subject to a yearly impairment test as is required under IFRS.

Investments for own account increased by € 6.8 billion to € 27.9 billion (+ 32.2%) as a result of the consolidation of Zwitserleven (€ 7.4 billion), partly offset by a decrease due to market developments.

On the liability side, SNS REAAL's group equity grew by € 20 million to € 3,611 million (+ 0.6%) compared to year-end 2007. The issue of six B shares to Stichting Beheer SNS REAAL in the capital of SNS REAAL (€ 600 million) and the net profit for the first half of 2008 of € 226 million were largely offset by the decrease of € 680 million caused by the unrealised revaluation of investments in response to market developments and the distribution of the final dividend for 2007 (€ 120 million). The decrease of the fair value reserve consisted of € 252 million on the equity portfolio of € 2.8 billion and € 428 million on the fixed income portfolio. The decrease on the fixed income portfolio is almost completely due to the rise in interest rates in especially the last part of the second quarter. SNS REAAL's total capital rose from € 5,623 million to € 5,748 million.

Technical provisions increased by € 11.7 billion, mainly due to the acquisition of Zwitserleven (€ 11.6 billion).

Successful deposit campaigns by SNS Bank and strong growth at ASN Bank resulted in an increase in savings of € 2.8 billion (+ 14.4%). This translated into an increase in retail funding as a percentage of the retail loan book to 65%.

Solvency

The 'double leverage', which is the ratio between the book value of the subsidiaries and SNS REAAL's equity, improved from 116.3% at year-end 2007 to 114.2% at the end of June 2008 and is below the target maximum of 115%. Within this overall movement shareholders' equity was strengthened by the B share issue (€ 600 million) and the value of associated companies was affected by a dividend distribution of € 320 million from SNS Bank to SNS REAAL and a share premium of € 700 million paid in to REAAL Verzekeringen.

SNS Bank's capital base decreased slightly from € 3,889 million to € 3,722 million. Net profit was € 123 million and the fair value reserve was € 63 million lower due to continued rises in interest rates. Tier 1 capital amounted to € 2.4 billion. The introduction of Basel II, in 2008 calculated with a floor of 90% of Basel I Risk Weighted Assets (RWA), has lowered the capital requirement of SNS Bank significantly. The RWA of SNS Bank declined from € 30.7 billion (Basel I based per 31 December 2007) to € 29.3 billion (Basel II based per 30 June 2008, 90% of Basel I RWA). Together with net profit, this allowed for a dividend upstream to SNS REAAL of € 320 million in the first half of 2008. In coming years SNS Bank is likely to be able to realize some more capital releases.

Despite the negative impact of the volatile financial markets, SNS Bank's capital adequacy position remained strong. The Tier 1 ratio at the end of the first half of 2008 amounted to 8.0%, the BIS ratio was 11.4% and the core capital ratio amounted to 6.0%.

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2004
2005
2006
2007
1st half year 2008
BIS ratio
Tier 1 ratio
Core capital ratio
Financial target BIS ratio (11.0%)
Financial target Tier 1 ratio (8.0%)
Financial target Core capital ratio (6.0%)

5 Solvency levels REAAL Verzekeringen


%

250
200
150
100
50
0
2004
2005
2006
2007
1st half year 2008
Non-life
Life
Financial target Solvency non-life (200%)
Financial target Solvency life (150%)

REAAL Verzekeringen's capital base increased by € 663 million to € 3.1 billion (+ 27.1%) as at the end of June 2008. In connection with the acquisition of Zwitserleven, SNS REAAL strengthened REAAL Verzekeringen's capital base by a € 700 million paid-in share premium. The capital base was further reinforced by subordinated loans (€ 437 million) and the net profit of € 106 million. This was largely offset by a total decline of € 580 million in the fair value reserve and the cash flow hedge reserve. This consisted mainly of the fixed income portfolio.

While interest rate rises and lower equity markets caused a decline in REAAL Verzekeringen's capital base, the solvency ratios of REAAL Verzekeringen remained on or above internal targets. Due to sound balance sheet management, the solvency ratio of the life operations was 244%[1], the solvency ratio of Zwitserleven was 181% and the solvency ratio of non-life operations amounted was 288% at the end of the first half of 2008. The overall solvency ratio of REAAL Verzekeringen of 183%[2] reflects the solid total solvency position of the insurance operations. In the second quarter of 2008 REAAL Verzekeringen entered into swaption agreements with an underlying amount of € 9 billion to protect solvency at REAAL Verzekeringen against an increase of interest rates. Furthermore solvency ratios include the surplus value of technical provisions shown by the liability adequacy test at life operations and Zwitserleven.

Results for the first half year 2008 compared to the second half of 2007

In the first half of 2008, SNS REAAL's net profit of € 226 million was slightly down compared to the second half of 2007 (€ 230 million). The increased positive underlying contribution of recent acquisitions of € 21 million and the one-off items of € 50 million were more than offset by the adverse impact of financial markets of € 77 million.

SNS Bank's net profit was down by € 14 million compared to € 137 million in the second half of 2007, at € 123 million. The contribution of SNS Property Finance increased from € 42 million in the second half of 2007 to € 51 million in the first half of 2008. This was mainly driven by lower value adjustments and increased other income.
SNS Retail Banking's net profit decreased by € 23 million to € 72 million mainly as a result of the impact of volatile financial markets (€ 19 million). Underlying net interest income at SNS Retail Banking declined by € 10 million as interest income from mortgages remained under pressure and decreased slightly. Net interest income from savings increased slightly. Furthermore commissions and management fees at SNS Retail Banking decreased by € 11 million due to difficult stock market circumstances and lower insurance commissions. SNS Retail Banking's operating costs decreased by € 21 million due to the absence of restructuring costs of Regio Bank (€ 9 million in the second half of 2007) and lower temporary staff costs related to projects to improve efficiency.

In the first half of 2008, net profit of REAAL Verzekeringen was down compared to the second half of 2007 by € 9 million to € 106 million. The increased positive contribution of recent acquisitions (€ 13 million) and the € 28 million higher positive one

1) Excluding Zwitserleven

2) Including Zwitserleven

offs compared to the second half of 2007 were more than offset by the adverse impact of financial markets (€58 million). The contribution of acquisitions included increased costs related to the integration of AXA NL (€11 million net).

Total income at REAAL Verzekeringen, excluding the result on investments for insurance contracts on behalf of policyholders increased in the first half of 2008 by €497 million compared to the second half of 2007.

Total gross premium income increased by €625 million (+40.6%) compared to the second half of 2007 mainly due to the contributions of AXA NL and Zwitserleven. Net premium income increased by €363 million (+24.1%) and was impacted by higher reinsurance premiums of €262 million, mainly related to a life reinsurance contract (€251 million VIF-linked). Net regular life premiums were up by €18 million, net single life premiums were up by €304 million and net non-life premiums increased by €41 million.

Other operating income increased by €37 million due to ceding commissions of €39 million related to a life reinsurance transaction (VIF-linked) as described earlier. Results on investments and derivatives and other financial instruments were up by €94 million as a result of increased direct investment income due to the contributions of AXA NL and Zwitserleven and higher results of equity hedges and interest rate swaptions, partly offset by lower realised gains on investments.

Value adjustments to financial instruments and other assets increased by €15 million compared to the second half of 2007 due to €17 million higher equity impairments.

The net result from Group activities, including consolidation adjustments, increased by €19 million to negative €3 million in the first half of 2008. This was mainly due to the €22 million net profit from the sale of Swiss Life Belgium in the first half of 2008, partly offset by increased interest expenses related to the funding of AXA NL at holding company level.

SNS Bank

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
Net interest income banking operations	379	377	0.5%	406	(6.7%)
Net commission and management fees	57	65	(12.3%)	64	(10.9%)
Result on investments	21	4	425.0%	10	110.0%
Results on derivatives and other financial instruments	(3)	(4)	25.0%	17	(117.6%)
Other operating income	4	3	33.3%	(4)	200.0%
Total income	**458**	**445**	2.9%	**493**	(7.1%)
Value adjustments to financial instruments and other assets	23	9	155.6%	26	(11.5%)
Staff costs	176	154	14.3%	178	(1.1%)
Depreciation and amortisation of tangible and intangible fixed assets	16	17	(5.9%)	14	14.3%
Other operating expenses	87	96	(9.4%)	107	(18.7%)
Total expenses	**302**	**276**	9.4%	**325**	(7.1%)
Operating profit before taxation	**156**	**169**	(7.7%)	**168**	(7.1%)
Taxation	32	34	(5.9%)	30	6.7%
Third party interests	1	--	--	1	0.0%
Net profit for the period	**123**	**135**	(8.9%)	**137**	(10.2%)
Net profit SNS Retail Banking	**72**	**91**	(20.9%)	**95**	(24.2%)
Net profit SNS Property Finance	**51**	**44**	15.9%	**42**	21.4%
Risk-weighted assets Basel I	32,571	28,663		30,744	
Risk-weighted assets Basel II	20,850	--		20,223	
Ratios					
Return on shareholders' equity	11.2%	13.0%		12.9%	
Efficiency ratio	60.9%	60.0%		60.5%	
BIS ratio[1]	11.4%	11.4%		11.5%	
Tier 1 ratio[1]	8.0%	8.3%		8.4%	
Core capital ratio[1]	6.0%	6.6%		6.5%	
Net profit for the period	123	135	(8.9%)	137	(10.2%)
Effect purchase price allocation	8	7	14.3%	13	(38.5%)
Net profit for the period before PPA	**131**	**142**	(7.7%)	**150**	(12.7%)

¹) 2008 figures are calculated based on Basel II with 90% floor, 2007 figures are calculated based on Basel I.

Highlights

- *Net profit fell to € 123 million (-8.9%), impacted by volatile financial markets*
- *Underlying net profit rose by € 11 million (+8.1%); SNS Retail Banking +4.4% and SNS Property Finance +15.9%*
- *Regio Bank fully integrated, positive contribution of € 13 million*
- *Strong growth of savings by € 2.8 billion (+14.4%) due to successful savings campaigns*
- *Net interest income was stable; increase SNS Property Finance, decline SNS Retail Banking*
- *Continued inflow of new customers at SNS Fundcoach to a total of 29,424 (+ 7.4%)*
- *SNS Property Finance loan portfolio +12.1% to € 13.0 billion*
- *Level of value adjustments and write off's remained low*
- *Efficiency ratio increased slightly to 60.9%, compared to 2007 full year 60.3%*
- *ROE down to 11.2%, compared to 2007 full year 12.6%*

Result

SNS Bank's net profit in the first half of 2008 was € 123 million, down by € 12 million (–8.9%) compared to the first half of 2007. Net profit in the first half of 2008 was significantly influenced by the volatile financial markets which had a net negative impact of € 23 million. Underlying net profit increased by € 11 million (+8.1%).

The contribution of SNS Property Finance increased from € 44 million in the first half of 2007 to € 51 million in the first half of 2008 (+15.9%). The impact of volatile financial markets on net profit was negligible as SNS Property Finance was able to pass on increased funding costs almost fully to its customers as of the last months of the first half of 2008. The increased profit contribution was mainly driven by higher net interest income of € 13 million due to organic growth of the loan portfolio and increased other income of € 6 million. This was partly offset by increased value adjustments to financial instruments and other financial assets (€ 12 million) as in the first half of 2007 there was an exceptional release of provisions.

SNS Retail Banking's underlying net profit increased by € 4 million to € 95 million (+4.4%) due to the contribution to net profit of Regio Bank of € 13 million and increased result on investments of gross € 15 million due to € 5 million realised gains on the fixed income investment portfolio and € 9 million higher trading results on bond portfolios. This was partly offset by € 11 million lower commissions and management fees from securities and insurance. Furthermore the sum of other operating income, value adjustments, an increased effective tax rate and organic net interest income was negative € 11 million net compared to the first half of 2007.

At SNS Bank the total for staff costs, depreciation and amortisation of tangible and intangible fixed assets and other operating expenses increased by € 12 million to € 279 million (+4.5%). Excluding the impact of the consolidation of Regiobank (€ 10 million) and a provision for redundancy costs of € 4 million, operating expenses decreased slightly by € 2 million. The redundancy provision relates to SNS Bank's plans to strengthen of its distribution capabilities as announced on 2 June 2008; this will lead to approximately 380 FTE redundancies by 2010 out of the present 3,200 SNS Bank employees.

6 Efficiency ratio SNS Bank



%
64
63
62
61
60
59
58
2004
2005
2006
2007
2008
Efficiency ratio SNS Bank

The efficiency ratio was 60.9%, up slightly compared to the full year 2007 (60.3%). Excluding the impact of volatile financial markets and redundancy costs, the efficiency ratio of SNS Bank amounted to 56.2%. The planned strengthening of SNS Bank's distribution capabilities referred to in the previous paragraph will have a positive effect on SNS Bank's efficiency ratio.

Return on shareholders' equity (ROE) for the first half of 2008 amounted to 11.2%, down from 13.0% in the first half of 2007. The ROE was affected adversely by the impact of volatile financial markets. Excluding this impact the ROE was 13.2%.

Impact of volatile financial markets and one-off items on SNS Bank's net profit

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Net profit for the period SNS Retail Banking	72	91	(20.9%)	95	(24.2%)
Net profit for the period SNS Property Finance	51	44	15.9%	42	21.4%
Net profit for the period	**123**	**135**	(8.9%)	**137**	(10.2%)
Impact volatile financial markets					
Net interest income	(33)	--		(14)	
Result on investments	2	--		(9)	
Results on derivatives and other financial instruments	--	--		17	
Gross impact volatile financial markets	(31)	--		(6)	
Taxation	8	--		2	
Total net impact volatile financial markets	**(23)**	--		**(4)**	
Net profit excluding impact volatile financial markets	**146**	**135**	8.1%	**141**	3.5%
Total one-off items	--	--		--	
Net profit excluding volatile financial markets and one-off items					
Net profit for the period SNS Retail Banking	95	91	4.4%	99	(4.0%)
Net profit for the period SNS Property Finance	51	44	15.9%	42	21.4%
SNS Bank	**146**	**135**	8.1%	**141**	3.5%

The negative impact of volatile financial markets on the half year result of SNS Bank was € 23 million net, fully attributable to SNS Retail Banking. To assure a sound funding position, the cash position was increased and invested in a diversified range of highly-rated liquid investments. The estimated net impact of the negative carry of the extra cash position maintained during the first half, other temporary higher funding costs and positive buy back results on Hermes and SNS funding paper amounted to in total € 18 million net. Furthermore an unrealised loss of net € 5 million related to SNS Bank's trading portfolio was charged to the income statement.

Impact of Purchase Price Allocation

The negative net impact of PPA adjustments related to the acquisitions of SNS Property Finance and Regio Bank amounted to € 8 million (first half of 2007: € 7 million). SNS Bank's net profit in the first half of 2008 before PPA adjustments amounted to € 131 million, compared to € 142 million in the first half of 2007. Underlying net profit before PPA adjustments increased by € 12 million compared to the first half of 2007 to € 154 million (+8.5%). PPA adjustments are expected to decrease, partly due to the short amortisation period at SNS Property Finance.

SNS Retail Banking

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
Net interest income banking operations	278	289	(3.8%)	307	(9.4%)
Net commission and management fees	53	64	(17.2%)	64	(17.2%)
Result on investments	21	4	425.0%	9	133.3%
Results on derivatives and other financial instruments	(4)	(4)	0.0%	16	(125.0%)
Other operating income	1	3	(66.7%)	(1)	200.0%
Total income	**349**	**356**	(2.0%)	**395**	(11.6%)
Value adjustments to financial instruments and other assets	12	10	20.0%	10	20.0%
Other expenses	247	237	4.2%	268	(7.8%)
Total expenses	**259**	**247**	4.9%	**278**	(6.8%)
Operating profit before taxation	**90**	**109**	(17.4%)	**117**	(23.1%)
Taxation	17	18	(5.6%)	21	(19.0%)
Third party interests	1	--		1	0.0%
Net profit for the period	**72**	**91**	(20.9%)	**95**	(24.2%)
Risk-weighted assets Basel I	19,342	18,938		18,832	
Risk-weighted assets Basel II	9,232	--		9,146	
Efficiency ratio	70.8%	66.6%		67.8%	
Net profit for the period	72	91	(20.9%)	95	(24.2%)
Effect purchase price allocation	(2)	--	--	(3)	33.3%
Net profit for the period before PPA	**70**	**91**	(23.1%)	**92**	(23.9%)

Result

SNS Retail Banking's net profit declined by € 19 million to € 72 million (–20.9%) as a result of the adverse impact of volatile financial markets of € 23 million. Underlying net profit increased by € 4 million to € 95 million (+4.4%) due to the positive contribution to net profit of Regio Bank of € 13 million and increased result on investments of gross € 15 million. This was partly offset by € 11 million lower commissions and management fees due to lower securities and insurance commissions. Furthermore the total of other operating income, value adjustments to financial instruments and other assets and a higher effective tax rate was negative € 8 million net compared to the first half of 2007.

Income

Total income decreased by € 7 million (–2.0%). Underlying total income increased by € 24 million (+6.7%), mainly caused by increased net interest income due to the € 26 million contribution of Regio Bank. Within this, net interest income from savings was up substantially, partly offset by lower interest income on mortgages and the SME portfolio.

SNS Retail Banking made good progress in fortifying its savings business. With two successful savings deposit campaigns in the first half of 2008, SNS Retail Banking increased its savings portfolio by € 2.8 billion to € 21.9 billion (+14.4%) and the savings market share grew from 8.3% at year-end 2007 to 9.0% at the end of June 2008. ASN Bank and Regio Bank participated fully in these deposits campaigns. ASN Bank attracted 32,000 new clients in the first half-year of 2008 (+8.8%) and its savings portfolio increased to € 4.2 billion (+20.0%).

The retail mortgage portfolio of € 44.6 billion remained stable compared to year-end 2007. The mortgage market share slipped from 7.4% at year-end 2007 to 6.6% in the first half of 2008 and margins in the mortgage business remained low.

The difficult stock market circumstances were also noticeable in lower securities commissions and management fees. SNS Fundcoach's assets under management decreased by € 155 million compared to year-end 2007 to € 647 million due to negative developments of the market value. However the number of SNS Fundcoach's clients grew from 27,388 to 29,424 compared to year-end 2007.

Insurance commissions decreased compared to the first half of 2007 mainly due to a decline in sales of insurance products related to retail mortgages and the absence of non-recurring profit-sharing commissions. In total net commissions and management fees declined by € 11 million.

Result on investments increased by € 17 million. Underlying result on investments increased by € 15 million to € 19 million mainly due to realised gains on the fixed income investment portfolio and € 9 million increased trading results on bond portfolios, benefiting from market volatility.

Expenses

Value adjustments to financial instruments and other assets amounted to € 12 million, an increase of € 2 million compared to the first half of 2007. Reflecting the low risk of the portfolio, value adjustments remained relatively low due to a lower inflow of infected loans from the SME sector and the sustained high level of creditworthiness of retail clients. The annualised value adjustments as a percentage of risk-weighted assets showed a slight increase from 11 basis points (0.11%) at year-end 2007 to 12 basis points (0.12%), both for comparison purposes based on Basel I. Write offs on retail mortgages during the first half of 2008 came down to 6 basis points (0.06%) of the portfolio on an annualised basis.

SNS Retail Banking's other expenses increased by € 10 million to € 247 million (+4.2%). Excluding the impact of the consolidation of Regio Bank (€ 10 million) and redundancy costs (€ 4 million) other expenses decreased by € 4 million compared to the first half of 2007 (−1.7%). This was caused by lower other operating expenses mainly due to a decline in the total number of branches and lower marketing costs, partly offset by increased staff costs (€ 9 million) as a result of increased temporary staff due to projects related to legislation and efficiency. However compared to the second half of 2007 these costs decreased. The planned strengthening of SNS Bank's distribution capabilities will lead to a reduction in staff costs in coming years.

SNS Property Finance

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
Net interest income banking operations	101	88	14.8%	99	2.0%
Net commission and management fees	4	1	300.0%	--	--
Result on investments	--	--	--	1	(100.0%)
Results on derivatives and other financial instruments	1	--	--	1	--
Other income	3	--	--	(3)	200.0%
Total income	**109**	**89**	22.5%	**98**	11.2%
Value adjustments to financial instruments and other assets	11	(1)	1,200.0%	16	(31.3%)
Other expenses	32	30	6.7%	30	6.7%
Total expenses	**43**	**29**	48.3%	**46**	(6.5%)
Operating profit before taxation	**66**	**60**	10.0%	**52**	26.9%
Taxation	15	16	(6.3%)	10	50.0%
Third party interests	--	--	--	--	--
Net profit for the period	**51**	**44**	15.9%	**42**	21.4%
Risk-weighted assets Basel I	13,229	9,725		11,912	
Risk-weighted assets Basel II	11,618	--		11,077	
Efficiency ratio	29.4%	34.8%		30.6%	
Net profit for the period	51	44	15.9%	42	21.4%
Effect purchase price allocation	10	7	42.9%	16	(37.5%)
Net profit for the period before PPA	**61**	**51**	19.6%	**58**	5.2%

Result

Net profit of SNS Property Finance amounted to € 51 million, up by € 7 million compared to the first half of 2007 (+15.9%). The increase was mainly attributable to higher net interest income, which rose by € 13 million to € 101 million (+14.8%) due to organic growth of the loan portfolio.

In the first half of 2008, the loan portfolio grew by 12.1% to € 13.0 billion, compared to the level at year-end 2007. Growth occurred in investment finance, but in particular in project finance. The total outstanding portfolio of SNS Property Finance

7 Geographic composition portfolio SNS Property Finance



9%
3%
3%
5%
7%
73%
The Netherlands
North America
Germany
Spain
France
Other

8 Portfolio by asset classes SNS Property Finance



5%
11%
38%
24%
22%
Residential
Offices
Retail
Industrial
Other

as at 30 June 2008 consisted of €7.5 billion of investment finance (+7.1%) and €5.5 billion of project finance (+19.6%). The portfolio remained well diversified both geographically and across different asset classes. The major part of the portfolio is domestic (73%). In line with year-end 2007, the portfolio in North America remained stable at 7% of the total portfolio, while Spain accounted for 3%. The leverage LTV on US projects amounts to 78% and 75% for Spain. The total portfolio share in residential and retail amounted to 62%. Offices accounted for 22%.

Income

Total income increased by € 20 million (+ 22.5%). Net interest income experienced strong organic growth of € 13 million to € 101 million (+ 14.8%). The total portfolio grew by € 1.4 billion to € 13.0 billion. In general, SNS Property Finance was able to pass on higher costs of funding to its customers as of the last months of the first half of 2008. In addition margins on new loans are increasing. Furthermore commissions and management fees and other income increased by € 6 million. Non-recurring revenue accounted for 7.0% of total income and mainly relates to profit-sharing commissions.

Expenses

Value adjustments to financial instruments and other financial assets increased to € 11 million and as a percentage of risk-weighted assets (for comparison purposes still based on Basel I) remained, annualised, at a low level of 17 basis points (0.17%). The first half year of 2007 had seen a net release of provisions. Compared to the second half of 2007, when provisioning for two projects in the US and Spain pushed up value adjustments to € 16 million, value adjustments in the first half of 2008 declined. SNS Property Finance continues to monitor these two projects carefully and no material additions to the existing provisions were made in the first half of 2008. In fact part of the provision for the Spanish project has been released.

Value adjustments in the first half of 2008 were close to what is regarded as a normalised level over the cycle, at approximately 15 basis points (0.15%) of risk-weighted assets. Economic developments and trends on real estate markets suggest that value adjustments could increase in the second half year of 2008.

Other expenses increased by € 1 million to € 32 million compared to the first half of 2007 (+ 3.2%), driven by higher staff costs (up € 5 million) related to the growth of the loan portfolio; this increase was largely offset by the absence of restructuring costs which occurred in the first half of 2007.

Combined with the strong increase in total income, this small increase in costs led to a considerable improvement in the efficiency ratio of SNS Property Finance to 29.4% for the first half of 2008, compared to 34.8% in the first half of 2007 and 30.6% in the second half of 2007.

REAAL Verzekeringen

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
Premium income	2,163	1,046	106.8%	1,538	40.6%
Reinsurance premium	294	29	913.8%	32	818.8%
Net premium income	1,869	1,017	83.8%	1,506	24.1%
Share in the result of associated companies	(1)	2	(150.0%)	(2)	50.0%
Net commission and management fees	25	29	(13.8%)	25	0.0%
Result on investments	570	302	88.7%	532	7.1%
Result on investments for insurance contracts on behalf of policyholders	(704)	168	(519.0%)	(72)	(877.8%)
Results on derivatives and other financial instruments	73	9	711.1%	20	265.0%
Other operating income	45	8	462.5%	3	1,400.0%
Total income	**1,877**	**1,535**	22.3%	**2,012**	(6.7%)
Technical expenses on insurance contracts	1,502	759	97.9%	1,220	23.1%
Technical expenses on insurance contracts on behalf of policyholders	(346)	386	(189.6%)	110	(414.5%)
Technical expenses on insurance contracts	**1,156**	**1,145**	1.0%	**1,330**	(13.1%)
Acquisition costs for insurance operations	190	132	43.9%	201	(5.5%)
Value adjustments to financial instruments and other assets	42	2	2,000.0%	27	55.6%
Staff costs	141	69	104.3%	115	22.6%
Depreciation and amortisation of tangible and intangible fixed assets	27	15	80.0%	20	35.0%
Other operating expenses	58	33	75.8%	55	5.5%
Other interest expenses	134	27	396.3%	117	14.5%
Total expenses	**1,748**	**1,423**	22.8%	**1,865**	(6.3%)
Operating profit before taxation	**129**	**112**	15.2%	**147**	(12.2%)
Taxation	22	21	4.8%	31	(29.0%)
Third party interests	1	1	0.0%	1	0.0%
Net profit for the period	**106**	**90**	17.8%	**115**	(7.8%)
Ratios					
Return on shareholders' equity	11.1%	14.2%		13.7%	
Operating cost/premium ratio	13.9%	12.4%		15.5%	
Solvency Life operations	244%	241%		272%	
Solvency Zwitserleven operations	181%	--		--	
Solvency Non-life operations	288%	286%		255%	
New annual premium equivalent Life *(in € millions)*	255	84		123	
Value New Business *(in € millions)*	0	8		6	
Combined ratio Non-life operations	96.1%	105.3%		94.3%	
Claims ratio	55.9%	64.4%		50.4%	
Net profit for the period	106	90	17.8%	115	(7.8%)
Effect purchase price allocation	20	--	--	15	33.3%
Net profit for the period before PPA	**126**	**90**	40.0%	**130**	(3.1%)

Highlights

- *Net profit up by € 16 million to € 106 million (+17.8%).*
- Impact volatile financial markets negative € 18 million, compared to positive € 47 million first half year 2007.
- Realised losses and impairments on equities amounted to € 62 million net, partly offset by € 44 million unrealised marked to market gains on derivatives.
- Underlying net profit up € 39 million to € 95 million (+69.6%), € 13 million life (+27.7%) and € 15 million non-life (+166.7%).
- Acquisition Zwitserleven closed, underlying net profit € 8 million as of 29 April 2008.
- Underlying net profit AXA NL € 25 million, integration fully on schedule; synergies on track.
- Total gross premiums organically on par.
- Gross pension premiums rose by € 239 million (+188%), organically up 26.8%.
- Gross disability premiums rose by € 39 million (+488%), organically on par.
- Value New Business REAAL Verzekeringen nil due to competitive markets.
- Operating cost/premium ratio improved to 13.9% (2007 full year 14.1%).
- Life reinsurance transaction (VIF-linked) successfully completed, positive impact on capitalization, risk profile and net profit (€ 29 million).

Result

REAAL Verzekeringen's net profit increased by € 16 million (+17.8%) to € 106 million compared to the first half year of 2007. Net profit of € 106 million was impacted by one-off items and volatile financial markets. Excluding this impact underlying net profit increased by € 39 million (+69.6%), of which € 13 million life (+27.7%), € 15 million non-life (+166.7%), € 8 million Zwitserleven and € 3 million other.

Impact of volatile financial markets and one-off items on REAAL Verzekeringen's net profit

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Net profit for the period	**106**	**90**	**17.8%**	**115**	**(7.8%)**
Impact volatile financial markets					
Result on investments	(48)	55		60	
Results on derivatives and other financial instruments	59	8		11	
Value adjustments to financial instruments and other assets	(35)	--		(17)	
Gross impact volatile financial markets	(24)	63		54	
Taxation	6	(16)		(14)	
Total net impact volatile financial markets	**(18)**	**47**		**40**	
Net profit excluding impact volatile financial markets	**124**	**43**	**188.4%**	**75**	**65.3%**
One-off items					
Other operating income	39	--		--	
Technical expenses on insurance contracts	--	(17)		1	
Gross impact one-off items	39	(17)		1	
Taxation	(10)	4		--	
Total net impact one-off items	**29**	**(13)**		**1**	
Net profit excluding impact volatile financial markets and one-off items	**95**	**56**	**69.6%**	**74**	**28.4%**

Note: In the annex 'Impact of volatile financial markets and one-off items on REAAL Verzekeringen's net profit' a breakdown of underlying net profit per segment has been included.

The contribution of AXA NL to increased underlying net profit (€ 39 million) was € 25 million and Zwitserleven, consolidated as of 29 April 2008, contributed € 8 million. Underlying net profit increased organically by € 6 million, REAAL Life contributed an amount of € 2 million and REAAL Other of € 4 million. Organically, underlying net profit of non-life operations remained on par.

The impact of the volatile financial markets was gross € 24 million negative in the first half of 2008 compared to € 63 million positive in the first half of 2007, resulting in a total change of gross € 87 million (net € 65 million). This effect consisted of lower result on investments caused by realised and unrealised losses of € 48 million in the first half of 2008 compared to gains of € 55 million in the first half year 2007. Furthermore equity impairments of € 35 million were included in value adjustments to financial instruments and other assets in the first half 2008. These developments were partly compensated by € 51 million higher unrealised marked to market gains on related hedges, included in result on derivatives and other financial instruments. These unrealised marked to market gains introduce a further element of volatility to the net profit of REAAL Verzekeringen going forward.

The one-off items consisted of gross € 39 million ceding commissions relating to the reinsurance transaction (VIF-linked) included in the first half year 2008 other operating income and the impact of the Kyrill storm of gross € 17 million included in the first half year 2007 technical expenses on insurance contracts.

Underlying net profit recent acquisitions

AXA NL made a satisfactory contribution of € 25 million to REAAL Verzekeringen's underlying net profit in the first half of 2008. This contribution included net funding costs of € 23 million, the negative impact of PPA adjustments of € 18 million and a € 11 million net balance of restructuring costs (€ 13 million) and synergy benefits (€ 2 million). PPA adjustments consisted of € 14 million amortisation of Value of Business Acquired (VOBA) and € 4 million depreciation and amortisation of other tangible and intangible fixed assets.

Taking into account the negative impact of volatile financial markets of € 9 million (€ 6 million REAAL Life, € 3 million REAAL Non-life) and funding costs at holding company level of € 5 million, AXA NL contributed € 16 million to REAAL Verzekeringen's net profit and € 11 million to SNS REAAL's net profit.

Zwitserleven contributed € 8 million to REAAL Verzekeringen's underlying net profit as of 29 April 2008. This contribution included funding costs of € 5 million and the negative impact of PPA adjustments of € 2 million related to amortisation of Value of Business Acquired (VOBA). Depreciation and amortisation of other tangible and intangible assets was negligible for this period. Taking into account the negative impact of volatile financial markets of € 5 million, Zwitserleven contributed € 3 million to net profit of REAAL Verzekeringen and SNS REAAL.

9 Composition of gross premium income REAAL Life and Zwitserleven 1st half year 2008


9%
40%
39%
12%
Single, pension
Single, other
Regular, pension
Regular, other

10 Composition of gross premium income REAAL Life 1st half year 2007


3%
35%
49%
13%
Single, pension
Single, other
Regular, pension
Regular, other

Income

Total income of REAAL Verzekeringen increased from € 1,535 million to € 1,877 million (+ 22.3%).
Gross premium income increased by € 1,117 million (+106.8%) due to the contributions of AXA NL and Zwitserleven of € 1,103 million and organic growth by € 14 million. Reinsurance premiums increased by € 265 million, mainly due to the life reinsurance transaction (VIF-linked).

REAAL Verzekeringen is successfully gaining market share in the SME market and realised a stable new inflow in the traditional insurance market, partly compensating the strongly declining market of individual unit linked products. Gross pension premiums rose by € 239 million to € 366 million (+188%), due to the acquisitions and organic growth of € 34 million. Gross pension premiums amounted to 20.8% of total gross premium income life, compared to 15.6% in the first half 2007.

Market share of regular life premiums grew by 3.7 percentage points to 18.2% compared to the first half year 2007. Market share of single life premiums grew by 14.5 percentage points to 22.1%. AXA NL contributed 3.9% and Zwitserleven 1.4% to the market share of regular life premiums. The contributions to single life premiums market share were 10.7% and 4.3%.

New annual premium equivalent, market shares and value of new business

The new annual premium equivalent (NAPE) rose to € 255 million. AXA NL contributed € 62 million and Zwitserleven € 121 million (as of January 2008) to the NAPE of REAAL Verzekeringen. Organically, the NAPE decreased by € 12 million to € 72 million (−14.3%). This decline was attributable to the considerable decrease of the unit linked market and the competitive insurance markets.

For the first half of 2008, the value of new business (VNB) was nil (for 2007 as a whole: € 14 million). This includes the VNB of AXA NL (based on Market Consistent Embedded Value, MCEV). For 2008 it also includes the VNB of Zwitserleven, on an Embedded Value basis (EV).

The VNB remains under pressure because of lower volumes mainly due to the shrinking number of new mortgages. Furthermore REAAL Verzekeringen lost a large distribution contract in 2007. Finally, markets remain competitive and are declining for both regular and individual single premiums.

Result on investments REAAL Verzekeringen

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
Interest	548	208	163.5%	423	29.6%
Dividend	54	21	157.1%	24	125.0%
Rental income	12	8	50.0%	11	9.1%
Direct investment income	**614**	**237**	159.1%	**458**	34.1%
Realised gains/losses	(59)	55	(207.3%)	50	(218.0%)
Unrealised gains/losses	15	10	50.0%	24	(37.5%)
	(44)	**65**	(167.7%)	**74**	(159.5%)
Total result on investments REAAL Verzekeringen	**570**	302	88.7%	**532**	7.1%

The result on investments for own account rose by € 268 million compared to the first half of 2007 (+88.7%). Excluding the impact of the volatile financial markets on realised and unrealised gains and losses of € 103 million, result on investments rose by € 371 million, of which € 365 million related to the acquisitions of AXA NL and Zwitserleven. The direct investment income held up well and rose by € 377 million, AXA NL and Zwitserleven contributed € 363 million to this. A higher dividend yield and a slightly increased fixed income portfolio resulted in an organic growth of direct investment income of € 14 million.

Results on derivatives and other financial instruments which were mostly unrealised marked to market movements increased from € 9 million to € 73 million in the first half 2008 mainly due to the impact of volatile financial markets of € 51 million. This has compensated for the absence of realised capital gains, but introduces a further element of volatility and uncertainty in the total investment income and results on derivatives and other financial instruments going forward.

Expenses

REAAL Verzekeringen's total expenses rose by €325 million to €1,748 million. The impact of AXA NL and Zwitserleven on total expenses amounted to €1,028 million. Excluding this impact, total expenses decreased by €703 million, largely due to €736 million lower technical expenses on insurance contracts. This decrease mainly consisted of lower expenses on behalf of policyholders due to lower equity markets and of €251 million lower expenses on insurance contracts due to the reinsurance transaction (VIF-linked).

Value adjustments to financial instruments and other assets increased by €40 million, mainly as a result of equity impairments related to volatile financial markets (€35 million). At current share price levels, impairments and realised losses on the equity portfolio are expected to increase.

Operating expenses, including staff and depreciation costs, rose by €109 million, mainly due to acquisitions of AXA NL and Zwitserleven (€88 million) and the restructuring costs related to the integration of AXA NL of €17 million.

Operating cost / premium ratio

The operating cost/premium ratio improved from 14.1% for the full year 2007 to 13.9% for the first half of 2008, despite the impact of restructuring costs related to AXA NL of €17 million with an impact of 1.2 percentage points.

REAAL Life

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
Regular life premiums	856	509	68.2%	644	32.9%
Single life premiums	696	305	128.2%	536	29.9%
Premium income	1,552	814	90.7%	1,180	31.5%
Reinsurance premium	262	6	4,266.7%	7	3,642.9%
Net premium income	**1,290**	**808**	59.7%	**1,173**	10.0%
Net commission and management fees	18	17	5.9%	22	(18.2%)
Share in the result of associated companies	(1)	2	(150.0%)	(2)	50.0%
Result on investments	429	286	50.0%	424	1.2%
Result on investments for insurance contracts on behalf of policyholders	(510)	168	(403.6%)	(72)	(608.3%)
Results on derivatives and other financial instruments	54	9	500.0%	22	145.5%
Other operating income	41	7	485.7%	--	--
Total income	**1,321**	**1,297**	1.9%	**1,567**	(15.7%)
Technical expenses on insurance contracts	899	1,006	(10.6%)	1,169	(23.1%)
Acquisition costs for insurance operations	90	77	16.9%	101	(10.9%)
Value adjustments to financial instruments and other assets	31	1	3,000.0%	26	19.2%
Staff costs	88	42	109.5%	75	17.3%
Depreciation and amortisation on tangible and intangible fixed assets	20	12	66.7%	13	53.8%
Other operating expenses	27	14	92.9%	29	(6.9%)
Other interest expenses	65	27	140.7%	49	32.7%
Total expenses	**1,220**	**1,179**	3.5%	**1,462**	(16.6%)
Operating profit before taxation	**101**	**118**	(14.4%)	**105**	(3.8%)
Taxation	15	23	(34.8%)	21	(28.6%)
Third party interests	1	1	--	1	0.0%
Net profit for the period	**85**	**94**	(9.6%)	**83**	2.4%
Effect purchase price allocation	17	--	--	13	30.8%
Net profit for the period before PPA	**102**	**94**	8.5%	**96**	6.3%

Result

Net profit of life insurance operations was down by 9.6% from €94 million in the first half of 2007 to €85 million in the first half of 2008. This decrease was due to the adverse impact of the volatile financial markets of €51 million, partly compensated by a net gain of €29 million related to the life reinsurance transaction (VIF-linked). Underlying net profit rose by €13 million (+27.7%), to which AXA NL contributed an amount of €11 million. Underlying net profit of REAAL Life increased organically by €2 million, mainly as a result of higher direct investment income partly offset by the absence of net €6 million surrender fees included in the first half year 2007. The higher direct investment income is due to a higher dividend yield and a slightly increased fixed income portfolio.

The impact of the volatile financial markets on net profit of life-operations consisted of lower result on investments of gross €83 million, value adjustments to financial and other financial instruments of gross €28 million, partly compensated by improved unrealised results of gross €43 million on related hedges, part of results on derivatives and other financial instruments.

Underlying net profit of AXA NL

AXA NL made a contribution of €11 million to the underlying net profit of life insurance operations. This contribution included funding costs of €18 million, the negative impact of PPA adjustments of €17 million and a €5 million net balance of restructuring costs (€7 million) and synergy benefits (€2 million). PPA adjustments consisted of €14 million amortisation of Value of Business Acquired (VOBA) and €3 million depreciation and amortisation of other tangible and intangible fixed assets.

Taking into account the negative impact of volatile financial markets of € 6 million, AXA NL contributed € 5 million to REAAL Life's net profit.

Income

Due to the consolidation of AXA NL, total life premiums increased substantially by € 738 million compared to the first half of 2007 (+ 90.7%). Regular life premiums grew by € 347 million (+ 68.2%). Excluding AXA NL regular life premiums rose by € 10 million (+ 2.0%) and single life premiums remained flat. Taking into account AXA NL half year 2007 pro forma figures, regular life premiums rose by € 21 million (+ 2.5%). Income from single life premiums grew by € 391 million (+ 128.2%) and including AXA NL half year 2007 pro forma figures by € 68 million (+ 10.8%), mainly related to high inflow in traditional life insurance. Reinsurance premiums rose by € 256 million to € 262 million, mainly due to the reinsurance transaction (VIF-linked).

The total market for new individual regular premiums declined by 4.4%. REAAL Verzekeringen's market share, excluding AXA NL and Zwitserleven, amounted to 12.9%, compared to 14.5% in the first half of 2007. This market share decline is caused by the fact that the unit linked market, in which REAAL Verzekeringen has a strong position, is reducing stronger than the market as a whole. Including the contribution of AXA NL of 3.9%, the market share for new individual regular premiums in the first half of 2008 amounted to 16.8%.

In individual single premiums, REAAL Verzekeringen's market share, excluding the impact of acquisitions, amounted to 7.1% compared to 7.6% in the first half of 2007. In the stable traditional insurance market, recent marketing campaigns showed that REAAL Life has the opportunities to strengthen its position. Including the contribution of AXA NL of 10.7% the market share in individual single premiums was 17.8%.

REAAL Zwitserleven

In € millions	Zwitserleven May-June 2008
Result	
Regular life premiums	66
Single life premiums	140
Premium income	206
Reinsurance premium	1
Net premium income	**205**
Net commission and management fees	--
Share in the result of associated companies	--
Result on investments	55
Result on investments for insurance contracts on behalf of policyholders	(194)
Results on derivatives and other financial instruments	12
Other operating income	3
Total income	**81**
Technical expenses on insurance contracts	46
Acquisition costs for insurance operations	4
Value adjustments to financial instruments and other assets	4
Staff costs	8
Depreciation and amortisation on tangible and intangible fixed assets	2
Other operating expenses	5
Other interest expenses	8
Total expenses	**77**
Operating profit before taxation	**4**
Taxation	1
Third party interests	--
Net profit for the period	**3**
Effect purchase price allocation	2
Net profit for the period before PPA	**5**

Result

Zwitserleven was consolidated in the results of REAAL Verzekeringen and, accordingly, of SNS REAAL as of 29 April 2008, and contributed € 3 million net profit as from this date. Excluding the impact of volatile financial markets of € 5 million, its contribution to net profit was € 8 million.

Net profit included PPA adjustments of € 2 million and net funding costs for the acquisition of € 5 million. The PPA adjustments consisted of € 2 million amortisation of Value of Business Acquired (VOBA). Depreciation and amortisation of other tangible and intangible fixed assets was negligible.

Income

The current pension activities of REAAL Verzekeringen, including AXA NL, Winterthur and DBV, will be integrated into Zwitserleven. Pension premiums of REAAL Verzekeringen are included in REAAL Life until completion of the reverse integration of the portfolios. From 29 April to 30 June Zwitserleven contributed € 205 million net premium income, of which € 137 million was pension premium income. Note that pensions is usually a significantly seasonal business, with the majority of premiums accounted for in the first quarter of each calendar year. The premium income of Zwitserleven for the period from 29 April to 30 June is therefore not representative for the likely income for the year as a whole. Net premium income for the first half year of 2008, including the period from 1 January to 29 April, amounted to € 791 million.

Expenses

Total expenses as of May 2008 amounted to € 77 million, including € 7 million gross funding costs relating to the acquisition. Restructuring costs until the end of June 2008 were negligible.

Pro forma figures for Zwitserleven

For comparison, pro forma figures for Zwitserleven for the first half year 2008, the first half year 2007 and the period January up to April 2008 are set out below. These figures take into account the effects of purchase price accounting and additional funding costs related to the acquisition of Zwitserleven. The figures for the period May 2008 until June 2008 included in the SNS REAAL financial statements are presented in the column headed "Zwitserleven May-Jun 2008".

Since the announcement of the acquisition of Zwitserleven on 19 November 2007 SNS REAAL continued the determination of the Purchase Price Allocation (PPA) of Zwitserleven. This has resulted in revaluation of acquired assets and liabilities and to recognition of Value of Business Acquired (VOBA) and other intangible fixed assets. The valuation of VOBA has been increased from €257 million to €487 million, mainly caused by a tax allocation benefit, an increased yield curve and adaption of accounting principles.

Pro forma figures for Zwitserleven

In € millions	Zwitserleven pro forma Jan-Apr 2008	Zwitserleven May-Jun 2008	Zwitserleven pro forma half year 2008	Zwitserleven pro forma half year 2007	Change
Standalone net profit before PPA and funding costs	34	10	44	34	29.4%
Amortisation VOBA and other intangibles (after taxation)	--	(2)	(2)	--	--
Standalone net profit before funding costs	34	8	42	34	23.5%
Additional funding costs (after taxation)	--	(5)	(5)	--	--
Net profit for the period	34	3	37	34	8.8%

Zwitserleven's pro forma net profit for the first half of 2008 amounted to €37 million, an increase of €3 million compared to pro forma first half year of 2007 (+8.8%). Stand alone normalised net profit before VOBA and funding costs rose by €10 million to €44 million (+29.4%). This increase was mainly caused by a higher result on investments of gross €17 million and on derivatives and other financial instruments of €20 million, of which €8 million is offset in technical expenses on insurance contracts. Furthermore mortality and disability results were €7 million lower and operating expenses and value adjustments to financial instruments and other assets increased in total by €8 million.
The increased result on investments was caused by higher direct investment income due to the growth of the investment portfolio and securities lending results. Realised gains on equity and bond sales also increased by €5 million.
The increased result on derivatives and other financial instruments was mainly due to gains on currency forwards to hedge the currency risk in the investment portfolio and on inflation swaps to hedge the insurance risks.
Operating expenses increased due to higher staff and advisory costs, the increased value adjustments to financial instruments and other assets were caused by the equity markets turmoil.

On a pro forma basis net premium income at Zwitserleven decreased slightly with 3.4% to €791 million. Regular premiums showed an increase of 1.8% to €397 million and single premiums decreased by 8.1% (€35 million). The first half of 2008 included two new corporate client contracts for an amount of €86 million compared to two new corporate clients contracts in the first half of 2007 of €237 million. New inflows for individual premium increased by €57 million (+50.9%), representing a market share of 4.1% compared to 2.9% in 2007.

REAAL Non-life

In € millions	1st half year 2008	1st half year 2007	Change	2nd half year 2007	Change
Result					
Non-life premiums	405	232	74.6%	358	13.1%
Reinsurance premiums	31	23	34.8%	25	24.0%
Net premium income	**374**	**209**	78.9%	**333**	12.3%
Net commission and management fees	4	7	(42.9%)	3	33.3%
Result on investments	26	13	100.0%	29	(10.3%)
Results on derivatives and other financial instruments	2	--	--	1	100.0%
Other operating income	1	--	--	3	(66.7%)
Total income	**407**	**229**	77.7%	**369**	10.3%
Technical expenses on insurance contracts	211	139	51.8%	164	28.7%
Acquisition costs for insurance operations	98	54	81.5%	103	(4.9%)
Value adjustments to financial instruments and other assets	3	--	--	2	50.0%
Staff costs	41	25	64.0%	32	28.1%
Depreciation and amortisation on tangible and intangible fixed assets	4	2	100.0%	3	33.3%
Other operating expenses	21	14	50.0%	24	(12.5%)
Other interest expenses	9	--	--	6	50.0%
Total expenses	**387**	**234**	65.4%	**334**	15.9%
Operating profit before taxation	20	(5)	500.0%	35	(42.9%)
Taxation	5	(1)	600.0%	8	(37.5%)
Net profit for the period	**15**	**(4)**	475.0%	**27**	(44.4%)
Effect purchase price allocation	1	--	--	2	(50.0%)
Net profit for the period before PPA	**16**	**(4)**	500.0%	**29**	(44.8%)

Result

Net profit of non-life operations was up €19 million impacted by one-off items and volatile financial markets. Underlying net profit rose by €15 million (+166.7%). AXA NL contributed €15 million to this, organically underlying net profit remained on par. Favourable developments in claims were offset by lower net commission and management fees in a very competitive market.
The impact of the volatile financial markets on net profit of non life-operations consisted of lower result on investment of €7 million net and value adjustments to financial and other financial instruments of net €2 million.
The one-off item consisted of Kyrill storm (€13 million net) included in the half year 2007 result.

Combined ratio and claims ratio

The claims ratio in the first half of 2008 was 55.9% resulting in a combined ratio of 96.1% in line with full year 2007 (95.9% excluding Kyrill storm).

Underlying net profit of AXA NL

AXA NL contributed €15 million to the underlying net profit of non-life insurance operations, conform business case. This contribution included funding costs of €5 million, the negative impact of PPA adjustments of €1 million, consisting of depreciation and amortisation of other tangible and intangible fixed assets, and €3 million of restructuring costs.
Taking into account the negative impact of volatile financial markets of €3 million, AXA NL contributed €12 million to REAAL Non-life's net profit.

Income

Due to the consolidation of AXA NL, total non-life gross premiums increased substantially by €173 million compared to the first half of 2007 (+74.6%). Excluding AXA NL (€170 million), premium income was maintained despite the ongoing fierce competition.

Due to the combination of the acquisition of AXA NL and organic growth, disability premium income increased by 488%. As a result disability premiums as a percentage of total gross non-life premium income increased by 9 percentage points to 12%. REAAL Verzekeringen is progressing well towards its operational target of reaching a top five position in the Dutch disability insurance market in 2009.

Organically gross premiums increased slightly by 1.3% to € 235 million as increased transport premiums were offset by lower motor premiums. Disability premiums increased slightly on an organic basis.

11 Composition of gross premium income REAAL Non-life 1st half year 2008



12%
26%
27%
35%
Disability
Fire
Motor
Other

12 Composition of gross premium income REAAL Non-life 1st half year 2007



3%
31%
29%
37%
Disability
Fire
Motor
Other

Expenses

Total expenses rose by € 153 million to € 387 million. The impact of AXA NL on total expenses amounted to € 161 million. Excluding this impact, total expenses decreased by € 8 million due to € 11 million lower technical expenses on insurance contracts resulting form the absence of the Kyrill storm. This was partly offset by increased staff costs and other operating expenses.

REAAL Other

The other activities of REAAL Verzekeringen comprise the business units that are not directly managed by REAAL Life, REAAL Non-Life or Zwitserleven. Net profit of other operating activities was € 3 million compared to nil in the first half of 2007, of which AXA NL contributed – € 1 million, after taking into account an amount of € 3 million for restructuring costs.

SNS REAAL weathered the financial markets turmoil adequately

SNS REAAL's moderate risk profile has proved itself during the recent markets turmoil. Capital was managed properly and liquidity remains more than sufficient.

Key developments

- *Liquidity buffers SNS Bank sufficiently large for all of 2008 and 2009.*
- *Despite lower equity markets and rising interest rates, solvency above all targets.*
- *High liquidity buffers and lower equity markets impact earnings adversely and increase earnings volatility.*
- *REAAL Verzekeringen's equity hedge still in place. Similar policy implemented for Zwitserleven.*
- *Interest rate sensitivity of solvency at REAAL Verzekeringen hedged using interest rate swaptions.*
- *€ 600 million of new B-shares issued to capitalise Zwitserleven acquisition.*
- *SNS Bank upstreamed € 320 million of capital, with the introduction of Basel II.*
- *Stichting Beheer SNS REAAL commits up to € 500 million of capital support, if needed.*
- *SNS Retail Bank's risk profile remains low. Risk indicators are comparable to 2007.*
- *SNS Property Finance risk profile increases as specific markets are under pressure.*

Capital management

Despite the severe turmoil on the financial markets and in particular lower equity markets, limited access to liquidity and rising interest rates, SNS REAAL's solvency ratios are above all the external and internal targets. Double leverage is below the maximum of 115%.

SNS REAAL issued € 600 million in new B-shares to Stichting Beheer SNS REAAL. This issue, combined with the excess capital at SNS REAAL, was used for efficient capitalisation of the Zwitserleven acquisition.

The Stichting Beheer SNS REAAL has again confirmed its supportive role towards SNS REAAL, just like it has done with the capital raising for AXA NL and Zwitserleven. Given the uncertainty of the financial markets the Stichting has committed it will provide capital support up to an amount of the liquid assets available within the Stichting for € 500 million if this is needed.

As previously reported, following the introduction of new WFT solvency regulations in 2007, REAAL Verzekeringen has received permission from the Dutch Central Bank to take into account part of the surplus value of the technical provisions shown by the liability adequacy test at life operations in the solvency calculation. This method was first implemented in the 2007 annual accounts. Due to the floor related to surrender values of insurance policies, the excess value remained at the same level as at year-end 2007.

Also due to the new solvency regulations, the impact of interest rate movements on the regulatory solvency of REAAL Verzekeringen increased. In the first half of 2008, REAAL Verzekeringen hedged the impact on regulatory solvency for extreme adverse interest rate scenarios. The scope of the hedge is the available for sale fixed income portfolios of REAAL Verzekeringen, including DBV and Zwitserleven. The solvency is protected for scenarios where the 10 year swap rate increases above 6%. The hedge is implemented with a portfolio of 3 payer swaptions with a total notional amount of € 9 billion, maturity of approximately 2 years, the 10 year swap rate as underlying rate and strike level of 6%.
SNS Bank is progressing steadily with its Supervisory Review Evaluation Process (SREP) with the Dutch Central Bank (DNB). SNS Bank has set its required capital, based on, inter alia economic capital models, stress test results, business forecasts,

current financial markets and input from rating agencies. During the first half of 2008, SNS Bank upstreamed € 320 million of capital to the Group, as the introduction of Basel II has lowered the capital requirement of SNS Bank by € 195 million and resulted in a decline in risk-weighted assets.

Economic capital

The economic capital[1] of SNS REAAL (excluding Zwitserleven) increased by 14% to €2.1 billion. SNS Bank showed an increase in economic capital of 11% to €1.3 billion. This was mainly caused by an increase in market volatilities (reflected in higher economic capital for business risk) and an increase in the exposure and risk profile in the SNS Property Finance portfolio (reflected in higher economic capital for credit risk). At REAAL Verzekeringen, the business development resulted in a decrease in economic capital; however this was offset by the implementation of more prudent risk models. As a result, there was an increase in economic capital from €0.9 billion to €1.2 billion (excluding Zwitserleven).

The following graph shows the economic capital, regulatory capital and available capital of SNS REAAL, SNS Bank and REAAL Verzekeringen.

The following graph shows that the overall risk position of SNS REAAL is well diversified across different types of risk.

13 Available versus required capital



€ millions
6,000
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required economic capital - standalone

14 Economic capital by type



3%
3%
8%
32%
23%
14%
17%
Market risk
Credit risk SNS REAAL (excluding SNS Property Finance)
Credit risk SNS Property Finance
Strategic risk
Operational risk
Insurance risk Life
Insurance risk Non-life

SNS REAAL continuously updates its models for economic capital. REAAL Verzekeringen has made significant progress on integrating AXA NL into its risk models for calculating economic capital.

1) Economic Capital is based on end of first quarter figures and therefore excludes Zwitserleven. For comparison purposes available and required capital are also based on first quarter figures.

Funding & liquidity risk management

SNS Bank coped well with the international crisis in the financial markets thanks to its strong structural and tactical liquidity-risk management policy. SNS Bank raised the desired liquidity buffers substantially during the first half of 2008. Taking into account the available liquidity, including ECB collateral, and assuming that money market and commercial paper facility can be rolled over, the funding of SNS Bank is secured for both 2008 and 2009.

During the first half year, SNS Bank was able to roll over all its money market and commercial funding programmes. A € 800 million securitisation backed by NHG mortgages was executed. Under the covered bond programme, 4 private placements, totalling € 700 million, were made, with maturities ranging from 2 to 10 years. Furthermore, in May, as part of its EMTN programme, SNS Bank, as the first single A bank in Europe in 2008, successfully placed a € 500 million public senior unsecured bond with a maturity of 2 years, the amount of which was increased to € 800 million in June. In the first half of 2008, SNS Bank has also successfully negotiated a number of private placements in Europe, of which the largest amounted to € 600 million, with a 6 year maturity.

At the same time, in particular due to successful campaigns to attract new savings deposits, retail funding expressed as a percentage of retail loans has increased from 56% at year-end 2007 to 65% (which equates to a loan to deposit ratio of 153%).

Credit risk

The total provision for bad debts was only marginally up by € 1 million to € 208 million (December 2007 € 207 million). The provision for bad debts versus the Basel I risk-weighted assets of SNS Bank decreased from 0.67% at year-end 2007 to 0.64% at the end of June 2008. As Basel II reduces risk-weighted assets by € 11.7 billion in June 2008, the provision for bad debt versus the Basel II risk-weighted assets rises to 1.00%.

Movements in the provision for bad debts for loans and advances to clients SNS Bank

In € millions	1st half year 2008							
	Mortgages		Property finance		Other		Total	
	Specific	IBNR	Specific	IBNR	Specific	IBNR	1st half year 2008	2007
Balance as at 1 January	56	2	59	3	80	7	207	210
Acquisitions	--	--	--	--	--	--	--	5
Usage	(14)	--	--	--	(5)	--	(19)	(42)
Additions	24	--	13	1	13	--	51	78
Releases	(11)	--	(6)	--	(12)	(2)	(31)	(49)
Other movements	--	--	1	--	(1)	--	--	5
	55	2	67	4	75	5	208	207

The total (rated) bond portfolio of both REAAL Verzekeringen and SNS Bank is € 21.2 billion of which € 17.0 billion (approximately 80%) is rated AA or higher.

SNS REAAL has no exposure to United States subprime mortgages. Outside the United States, SNS REAAL has invested a limited amount of € 16 million in corporate and retail subprime mortgages. Investments in CDO/CLOs were and remain low. The exposure of € 222 million is less than 1% of the investment portfolio for own risk and reward of REAAL Verzekeringen. Moreover, 60% of our CDO/CLO exposure is rated AA or higher and impairments on these asset classes have been negligible. The exposure of € 887 million of investments in ABS/MBSs were about 3% of the investment portfolio for own risk and reward of REAAL Verzekeringen. Moreover, almost 90% of this exposure is rated AAA. SNS REAAL does not foresee problems with these ABS/MBS positions in the near future.

Retail mortgage loans

Credit risk is especially driven by both the ability to pay and development of housing prices. As we apply the Code of Conduct on Mortgage Credit the ability to pay should remain, so even if interest rates rise clients should be able to pay the increased monthly payment. However, as most of our clients have opted for long term fixed interest rates, monthly payments will remain stable for a long period. Furthermore the Loan to Foreclosure Value of the retail mortgage portfolio remained stable.

The Dutch housing market is organized and regulated in such a way demand is supported and supply restricted. The Dutch government aims at an EU level of 65% of owner occupation by 2010. Current owner occupation is 54%. Even more important is the shortage of supply, economic growth and an increasing demand. This drives prices up.

Credit risk in the retail mortgage portfolio is broadly stable. This is indicated by a decrease of the Expected Loss by one basis point to approximately 15 basis points. During the first half of 2008, the arrears percentage was below 0.6%. Write offs on retail mortgages during the first half of 2008 amounted to € 14 million (annualized 6 basis points of the portfolio). This is comparable with the loss level at year-end 2007 of 5 basis points.

Property Finance

SNS Property Finance is diversified in terms of region. The Netherlands region accounts for 73% of the portfolio. Activities in the Netherlands consist of a mix of investment finance, project finance and leases. Internationally we focus on project finance. These international activities account for 27% of the portfolio.

Half of our international portfolio is related to France, Germany, Belgium and the Nordic countries. Currently these markets are relatively stable in terms of real estate values. Approximately one third of our international portfolio is related to US and Spain. These specific markets are currently under pressure.

The development of the Probability of Default and Loss Given Default of the SNS Property Finance portfolio indicates that the risk profile has increased in the first half of 2008. Probability of Default increased as did Loss Given Default. However, Loan to Market Value in the portfolio decreased slightly from 72% to 71%.

At year end 2007, impairments on a limited number of projects in the US and Spain were reported. SNS Property Finance has acted swiftly to restructure the management and focus of these projects. The identified losses are provisioned for. No additional provisions are necessary for these projects, in fact, for the Spanish project, part of the provision has been released.

Currently SNS Property Finance is in the process of restructuring a limited number of projects in Spain. A dedicated team, including senior management, is actively involved in this process.

Given the uncertainty in some parts of the real estate market SNS Property Finance operates in, credit losses may increase further.

Market risk

Banking book SNS Bank

Due to the uncertainty regarding future developments in interest rates, the duration of equity of SNS Bank was maintained between 0 and 2.5 in the first half of 2008, well within the limit of 0 and 8. The Value at Risk (VaR, 99% confidence interval, one-year horizon) was, on average, 3.2% of the market value of equity. The Earnings at Risk (EaR, 99% confidence interval, one-year horizon) averaged € 60 million and never exceeded € 75 million. The Earnings at Risk was partly hedged using money market interest rate swaps.

REAAL Verzekeringen

The asset mix of REAAL Verzekeringen's portfolio for own account changed due to the integration of Zwitserleven (see the graphs on the next page). The Zwitserleven asset portfolio is quite conservative. For example, the equity exposure as a percentage of the total portfolio is 4% compared to 11% of REAAL Verzekeringen excluding Zwitserleven.

The Value at Risk – which reflects the total market risk of REAAL Verzekeringen - is measured to be 26% in terms of market value shareholders equity. This is a 3%-point decrease in comparison to year end 2007. Main drivers for the value at risk are equity risk (57%) and interest rate risk (34%). The equity exposure has been largely hedged, on a nominal base by using long-term put options. The effectiveness of this hedge is dependent on the level of stock markets. The payer swaptions that were purchased in order to protect the solvency of REAAL Verzekeringen, gives the market value of shareholders equity more upside potential when interest rates rise.

15 REAAL Verzekeringen's investment portfolio for own account 1st half year 2008 [1]


16%
3%
8%
73%
Fixed income
Equity investments and options
Real estate
Mortgages

16 REAAL Verzekeringen's investment portfolio for own account year-end 2007 [1]


23%
61%
3%
13%
Fixed income
Equity investments and options
Real estate
Mortgages

Trading book SNS Bank

SNS Bank made limited use of risk limits for its trading activities, with the maximum Value at Risk (99% confidence interval, one-day horizon) never exceeding its limit of €4.1 million, which reflects the low risk profile of this activity.

Insurance risk management

Due to the acquisition of Zwitserleven, the distribution of the technical provision insurance operations net of interest rate rebates changed compared with the situation at the end of 2007. Zwitserleven has a relatively large pension portfolio. Apart from the impact of Zwitserleven, there were no other developments in the portfolio that caused significant changes; this was due to the mainly long-term nature of the provisions of the life insurer.

For non life, the distribution of the gross provision for claims hardly changed since year-end 2007.

17 Gross provision Life 1st half year 2008


13%
52%
16%
19%
Individual insurances money
Individual insurances investments
Group insurances money
Group insurances investments

1) This graph represents REAAL Verzekeringen's economic view on the investment portfolio. This is not necessarily equal to the IFRS classification.

Profile SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sectors with a focus on the Dutch retail market and on small and medium-sized enterprises. The product range consists of three core product groups: mortgages and property finance, savings and investments and insurance. SNS REAAL is among the largest banking and insurance companies in the Netherlands with a balance sheet total of over € 123 billion and around 7,400 employees (FTEs).

SNS REAAL has a long history of commitment to Dutch society. SNS REAAL's history goes back to the end of the 19th century, and has its roots in regional savings banks and various insurance companies. SNS REAAL emerged in 1997 from a merger of the banking operations of SNS Group and the insurance operations of Reaal Group, which for many years was affiliated to the trade union movement. An eye for social interests and new social developments are in the organisation's genes.
As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficiently designed processes lead to effective standardisations and combination options within product and client groups. SNS REAAL consists of the business units SNS Bank, REAAL Verzekeringen and Group activities. SNS REAAL is a strong and flexible organisation that, through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels, enjoys strong positions in the Dutch market.

Operations and market positions (based on situation 2007)

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products directly through its own branch office, independent intermediaries, the Internet and telemarketing, as well as indirectly through Regio Bank's franchise outlets. The investment products range from do-it-yourself to advisory products and asset management. With an income of € 751 million, SNS Bank is the number 5 retail bank of the Netherlands. Through SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.
REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly through the Internet. With an income of life operations of € 2,864 million, REAAL Verzekeringen is the number 5 life insurer of the Netherlands. After the finalisation of the acquisition of Zwitserleven, REAAL Verzekeringen is the second largest life insurer in the Netherlands. With an income of € 598 million, REAAL Verzekeringen is the number 7 non-life insurer of the Netherlands.
SNS Asset Management, which is part of the Group activities, manages the investment funds of SNS Bank, ASN Bank and AXA Nederland as well as the investments of REAAL Verzekeringen and the SNS REAAL Pension Fund. SNS Asset Management also provides asset management for institutional investors and performs specialised investment research in the field of corporate sustainability.

Listing

The SNS REAAL share is listed on NYSE Euronext Amsterdam, and is included in the Amsterdam MidKap Index. At the end of June 2008, the market capitalisation amounted to € 3.2 billion.

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group Activities		Eliminations		Total	
	June 2008	Dec. 2007	June 2008	Dec. 2007	June 2008	Dec. 2007	June 2008	Dec. 2007	June 2008	Dec. 2007
Assets										
Goodwill and other intangible fixed assets	284	285	2,336	1,755	177	--	--	--	2,797	2,040
Tangible fixed assets	137	139	248	198	7	3	88	85	480	425
Investments in associated companies	66	53	66	66	12	11	(3)	(3)	141	127
Subsidiaries	--	--	--	--	4,083	4,118	(4,083)	(4,118)	--	--
Investment property	7	6	282	248	--	--	(88)	(85)	201	169
Investments	3,934	4,056	24,588	17,639	275	238	(940)	(866)	27,857	21,067
Investments for insurance contracts on behalf of policyholders	--	--	11,838	7,349	--	--	(116)	(114)	11,722	7,235
Derivatives	1,214	1,041	256	119	--	1	--	--	1,470	1,161
Deferred tax assets	258	128	246	143	22	12	--	--	526	283
Investments related to cash collateral received in securities lending	--	--	3,262	--	--	--	--	--	3,262	--
Reinsurance contracts	--	--	733	483	--	--	--	--	733	483
Loans and advances to customers	62,248	60,236	3,877	3,912	1,706	856	(2,983)	(1,959)	64,848	63,045
Loans and advances to credit institutions	846	1,092	545	539	908	300	(900)	(300)	1,399	1,631
Corporate income tax	62	100	55	32	90	87	9	(3)	216	216
Other assets	587	307	739	554	--	76	62	(86)	1,388	851
Cash and cash equivalents	5,911	3,141	1,628	1,006	541	1,025	(1,344)	(831)	6,736	4,341
Total assets	**75,554**	**70,584**	**50,699**	**34,043**	**7,821**	**6,727**	**(10,298)**	**(8,280)**	**123,776**	**103,074**
Liabilities										
Equity attributable to shareholders	1,948	2,209	2,135	1,909	3,608	3,588	(4,083)	(4,118)	3,608	3,588
Third party interests	1	2	4	4	--	--	(2)	(3)	3	3
Group equity	1,949	2,211	2,139	1,913	3,608	3,588	(4,085)	(4,121)	3,611	3,591
Participation certificates and subordinated debts	1,773	1,678	973	536	632	639	(1,241)	(821)	2,137	2,032
Debt certificates	32,673	32,182	2,406	2,524	529	533	(95)	(27)	35,513	35,212
Technical provisions insurance operations	--	--	36,592	24,886	--	--	(29)	(28)	36,563	24,858
Provision for employee benefits	3	--	312	131	36	39	29	29	380	199
Other provisions	15	17	26	25	--	1	--	--	41	43
Derivatives	918	938	52	14	11	7	--	--	981	959
Deferred tax liabilities	220	151	258	356	--	--	--	--	478	507
Savings	21,949	19,179	--	--	--	--	--	--	21,949	19,179
Liabilities related to cash collateral received in securities lending	--	--	3,260	--	--	--	--	--	3,260	--
Other amounts due to customers	10,275	7,846	980	1,040	1,475	952	(3,112)	(2,591)	9,618	7,247
Amounts due to credit institutions	4,601	5,066	2,020	1,565	1,013	888	(1,700)	(632)	5,934	6,887
Corporate income tax	--	--	(9)	--	--	3	9	(3)	--	--
Other liabilities	1,178	1,316	1,690	1,053	517	77	(74)	(86)	3,311	2,360
Total liabilities	**75,554**	**70,584**	**50,699**	**34,043**	**7,821**	**6,727**	**(10,298)**	**(8,280)**	**123,776**	**103,074**

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group Activities		Eliminations		Total	
	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007
Income										
Interest income, banking operations third parties	1,845	1,562	--	--	--	--	--	--	1,845	1,562
Interest income, banking operations group companies	18	--	--	--	--	--	(18)	--	--	--
Interest expense, banking operations third parties	1,431	1,169	--	--	--	--	--	--	1,431	1,169
Interest expense, banking operations group companies	53	16	--	--	--	--	(53)	(16)	--	--
Net interest income, banking operations	379	377	--	--	--	--	35	16	414	393
Premium income	--	--	2,163	1,046	--	--	--	--	2,163	1,046
Reinsurance premium	--	--	294	29	--	--	--	--	294	29
Net premium income	--	--	1,869	1,017	--	--	--	--	1,869	1,017
Commission and management fees receivable from third parties	62	67	36	33	5	1	--	--	103	101
Commission and management fees receivable from group companies	12	14	3	4	11	13	(26)	(31)	--	--
Commission and management fees due to third parties	10	6	3	8	1	1	--	--	14	15
Commission and management fees due to group companies	7	10	11	--	--	--	(18)	(10)	--	--
Net commission and management fees	57	65	25	29	15	13	(8)	(21)	89	86
Share in the result of associated companies	3	--	(1)	2	233	236	(229)	(225)	6	13
Result on investments	21	4	570	302	58	41	(76)	(24)	573	323
Result on investments on behalf of policy holders	--	--	(704)	168	--	--	(3)	--	(707)	168
Net result from investments related to cash collateral received in securities lending	--	--	3	--	--	--	--	--	3	--
Results on derivatives and other financial instruments	(3)	(4)	73	9	(4)	--	--	--	66	5
Other operating income	1	3	42	8	--	--	--	--	43	11
Total income	**458**	**445**	**1,877**	**1,535**	**302**	**290**	**(281)**	**(254)**	**2,356**	**2,016**
Expenses										
Technical expenses on insurance contracts	--	--	1,502	759	--	--	--	--	1,502	759
Technical expenses on insurance contracts on behalf of policy holders	--	--	(346)	386	--	--	--	--	(346)	386
Acquisition costs for insurance operations	--	--	190	132	--	--	(2)	(12)	188	120
Value adjustments to financial instruments and other assets	23	9	42	2	--	--	--	--	65	11
Staff costs	176	154	141	69	44	47	--	--	361	270
Depreciation and amortisation of tangible and intangible fixed assets	16	17	27	15	1	--	--	--	44	32
Other operating expenses	87	96	58	33	(9)	(13)	(4)	(6)	132	110
Other interest expenses	--	--	134	27	73	26	(46)	(11)	161	42
Total expenses	**302**	**276**	**1,748**	**1,423**	**109**	**60**	**(52)**	**(29)**	**2,107**	**1,730**
Operating profit before taxation	**156**	**169**	**129**	**112**	**193**	**230**	**(229)**	**(225)**	**249**	**286**
Taxes	32	34	22	21	(11)	(5)	--	--	43	50
Profit from continuing operations	**124**	**135**	**107**	**91**	**204**	**235**	**(229)**	**(225)**	**206**	**236**
Net result discontinued operations	--	--	--	--	22	--	--	--	22	--
Profit for the period	**124**	**135**	**107**	**91**	**226**	**235**	**(229)**	**(225)**	**228**	**236**
Third party interests	1	--	1	1	--	--	--	--	2	1
Net profit attributable to shareholders	**123**	**135**	**106**	**90**	**226**	**235**	**(229)**	**(225)**	**226**	**235**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property finance		Eliminations		Total	
	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007
Income								
Interest income, banking operations	1,762	1,474	361	262	(260)	(174)	1,863	1,562
Interest expense, banking operations	1,484	1,185	260	174	(260)	(174)	1,484	1,185
Net interest income, banking operations	278	289	101	88	--	--	379	377
Commission and management fees	70	80	4	1	--	--	74	81
Commissions and management fees due	17	16	--	--	--	--	17	16
Net commission and management fees	53	64	4	1	--	--	57	65
Share in the result of associated companies	--	--	3	--	--	--	3	--
Result on investments	21	4	--	--	--	--	21	4
Results on derivatives and other financial instruments	(4)	(4)	1	--	--	--	(3)	(4)
Other operating income	1	3	--	--	--	--	1	3
Total income	**349**	**356**	**109**	**89**	**--**	**--**	**458**	**445**
Expenses								
Impairments on financial instruments and other assets	12	10	11	(1)	--	--	23	9
Staff costs	154	137	22	17	--	--	176	154
Depreciation of tangible fixed assets and amortisation of intangible assets	15	16	1	1	--	--	16	17
Other operating expenses	78	84	9	12	--	--	87	96
Total expenses	**259**	**247**	**43**	**29**	**--**	**--**	**302**	**276**
Operating profit before taxation	**90**	**109**	**66**	**60**	**--**	**--**	**156**	**169**
Taxes	17	18	15	16	--	--	32	34
Third party interests	1	--	--	--	--	--	1	--
Net profit attributable to shareholders	**72**	**91**	**51**	**44**	**--**	**--**	**123**	**135**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Zwitserleven		Non-life		Other and eliminations		Total	
	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007	1st hy 2008	1st hy 2007
Income										
Premium income	1,552	814	206	--	405	232	--	--	2,163	1,046
Reinsurance premium	262	6	1	--	31	23	--	--	294	29
Net premium income	1,290	808	205	--	374	209	--	--	1,869	1,017
Commission and management fees	20	17	1	--	6	7	12	13	39	37
Commissions and management fees due	2	--	1	--	2	--	9	8	14	8
Net commission and management fees	18	17	--	--	4	7	3	5	25	29
Share in the result of associated companies	(1)	2	--	--	--	--	--	--	(1)	2
Result on investments	429	286	55	--	26	13	60	3	570	302
Result on investments for insurance contracts on behalf of policyholders	(510)	168	(194)	--	--	--	--	--	(704)	168
Net result from investments related to cash collateral received in securities lending	--	--	3	--	--	--	--	--	3	--
Results on derivatives and other financial instruments	54	9	12	--	2	--	5	--	73	9
Other operating income	41	7	--	--	1	--	--	1	42	8
Total income	**1,321**	**1,297**	**81**	**--**	**407**	**229**	**68**	**9**	**1,877**	**1,535**
Expenses										
Technical expenses on insurance contracts	1,119	620	172	--	211	139	--	--	1,502	759
Technical expenses on insurance contracts on behalf of policy holders	(220)	386	(126)	--	--	--	--	--	(346)	386
Acquisition costs for insurance operations	90	77	4	--	98	54	(2)	1	190	132
Impairments on financial instruments and other assets	31	1	4	--	3	--	4	1	42	2
Staff costs	88	42	8	--	41	25	4	2	141	69
Depreciation of tangible fixed assets and amortisation of intangible assets	20	12	2	--	4	2	1	1	27	15
Other operating expenses	27	14	5	--	21	14	5	5	58	33
Other interest expenses	65	27	8	--	9	--	52	--	134	27
Total expenses	**1,220**	**1,179**	**77**	**--**	**387**	**234**	**64**	**10**	**1,748**	**1,423**
Operating profit before taxation	**101**	**118**	**4**	**--**	**20**	**(5)**	**4**	**(1)**	**129**	**112**
Taxes	15	23	1	--	5	(1)	1	(1)	22	21
Third party interests	1	1				--	--	--	1	1
Net profit attributable to shareholders	**85**	**94**	**3**	**--**	**15**	**(4)**	**3**	**--**	**106**	**90**

Statement of changes in equity

In € millions	Issued share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Other reserves	Retained earnings	Equity attributable to shareholders	Third party interest	Shareholders' equity
Balance as at 1 January 2007	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**	**--**	**3,200**
Transfer of 2006 net profit	--	--	--	--	--	--	371	(371)	--	--	--
Transfer of distributed interim dividend 2006	--	--	--	--	--	--	(52)	52	--	--	--
Unrealised revaluations from cash flow hedges	--	--	--	(62)	--	--	--	--	(62)	--	(62)
Deferred interest income from cash flow hedges	--	--	--	9	--	--	--	--	9	--	9
Unrealised revaluations	--	--	7	--	(175)	--	--	--	(168)	--	(168)
Realised revaluations through shareholders' equity	--	--	(6)	--	--	--	6	--	--	--	--
Realised revaluations through income statement	--	--	--	--	(106)	--	--	--	(106)	--	(106)
Change in profit-sharing reserve	--	--	--	--	9	(13)	4	--	--	--	--
Other Movements	--	--	--	--	--	--	2	--	2	--	2
Amounts charged directly to shareholders' equity	--	--	1	(53)	(272)	(13)	331	(319)	(325)	--	(325)
Net profit 2007	--	--	--	--	--	--	--	465	465	3	468
Net profit	--	--	--	--	--	--	--	465	465	3	468
Share issue	34	316	--	--	--	--	--	--	350	--	350
Costs in connection with share issue	--	(8)	--	--	--	--	--	--	(8)	--	(8)
(Interim) dividend paid	9	(9)	--	--	--	--	--	(94)	(94)	--	(94)
Transactions with shareholders	43	299	--	--	--	--	--	(94)	248	--	248
Total changes in shareholders' equity 2007	43	299	1	(53)	(272)	(13)	331	52	388	3	391
Balance as at 31 December 2007	**426**	**675**	**50**	**36**	**(70)**	**12**	**2,088**	**371**	**3,588**	**3**	**3,591**
Transfer of 2007 net profit	--	--	--	--	--	--	465	(465)	--	--	--
Transfer of distributed interim dividend 2007	--	--	--	--	--	--	(94)	94	--	--	--
Unrealised revaluations from cash flow hedges	--	--	--	(14)	--	--	--	--	(14)	--	(14)
Deferred interest income from cash flow hedges	--	--	--	4	--	--	--	--	4	--	4
Unrealised revaluations	--	--	5	--	(724)	--	--	--	(719)	--	(719)
Realised revaluations through income statement	--	--	--	--	44	--	--	--	44	--	44
Change in profit-sharing reserve	--	--	--	--	--	(2)	2	--	--	--	--
Other movements	--	--	--	--	--	--	(1)	--	(1)	--	(1)
Amounts charged directly to shareholders' equity	--	--	5	(10)	(680)	(2)	372	(371)	(686)	--	(686)
Net profit 1st half year 2008	--	--	--	--	--	--	--	226	226	--	226
Net profit	--	--	--	--	--	--	--	226	226	--	226
Share issue	--	600	--	--	--	--	--	--	600	--	600
(Interim) dividend paid	--	--	--	--	--	--	--	(120)	(120)	--	(120)
Transactions with shareholders	--	600	--	--	--	--	--	(120)	480	--	480
Total changes in shareholders' equity 1st half year 2008	--	600	5	(10)	(680)	(2)	372	(265)	20	--	20
Balance as at 30 June 2008	**426**	**1,275**	**55**	**26**	**(750)**	**10**	**2,460**	**106**	**3,608**	**3**	**3,611**

Condensed consolidated cash flow statement

In € millions	1st half year 2008	1st half year 2007
Cash and cash equivalents as at 1 January	**4.341**	**960**
Net cash flow from operating activities	2.616	(1.954)
Net cash flow from investing activities	(1.141)	(2.355)
Net cash flow from financing activities	920	4.383
Cash and cash equivalents as at 30 June	**6.736**	**1.034**

Impact of volatile financial markets and one-off items on SNS REAAL's net profit

In € millions	SNS Bank	REAAL Verzekeringen	Group activities	Total
1st half year 2008				
Net profit for the period	**123**	**106**	**(3)**	**226**
Impact volatile financial markets				
Realised gains/losses	--	(36)	--	(36)
Equity impairments	--	(26)	--	(26)
Equity hedge	--	26	--	26
Interest rate hedge	--	26	--	26
Other derivatives	--	(8)	--	(8)
Negative carry additional liquidity buffers and other temporary higher funding costs	(18)	--	--	(18)
Unrealised losses trading portfolio	(5)	--	--	(5)
Total impact volatile financial markets	**(23)**	**(18)**	**--**	**(41)**
Net profit excluding impact volatile financial markets	**146**	**124**	**(3)**	**267**
Quota share reinsurance transaction	--	29	--	29
Book profit sale Swiss Life Belgium	--	--	22	22
Total one-off items	**--**	**29**	**22**	**51**
Total net profit excluding impact volatile financial markets and one-off items	**146**	**95**	**(25)**	**216**
Consolidation impact acquisitions				
Regio Bank	13	--	--	13
AXA NL	--	25	(5)	20
Zwitserleven	--	8	--	8
Total impact consolidation acquisitions	**13**	**33**	**(5)**	**41**
Total net profit excluding impact volatile financial markets, one-off items and acquisitions	**133**	**62**	**(20)**	**175**

Impact of volatile financial markets and one-off items on SNS REAAL's net profit

In € millions	SNS Bank	REAAL Verzekeringen	Group activities	Total
1st half year 2007				
Net profit for the period	135	90	10	235
Impact volatile financial markets				
Realised gains/losses	--	41	--	41
Equity hedge	--	9	--	9
Interest rate hedge	--	(3)	--	(3)
Total impact volatile financial markets	--	47	--	47
Net profit excluding impact volatile financial markets	135	43	10	188
Gain sale stake Van Lanschot/LSN	--	--	35	35
Kyrill storm	--	(13)	--	(13)
Total one-off items	--	(13)	35	22
Total net profit excluding impact volatile financial markets and one-off items	135	56	(25)	166
Consolidation impact acquisitions	--	--	--	--
Total net profit excluding impact volatile financial markets, one-off items and acquisitions	135	56	(25)	166

2nd half year 2007				
Net profit for the period	137	115	(22)	230
Impact volatile financial markets				
Realised gains/losses	--	45	--	45
Equity impairments	--	(13)	--	(13)
Equity hedge	--	7	--	7
Interest rate hedge	--	1	--	1
Negative carry additional liquidity buffers and other temporary higher funding costs	3	--	--	3
Unrealised losses trading portfolio	(7)	--	--	(7)
Total impact volatile financial markets	(4)	40	--	36
Net profit excluding impact volatile financial markets	141	75	(22)	194
Kyrill storm	--	1	--	1
Total one-off items	--	1	--	1
Total net profit excluding impact volatile financial markets and one-off items	141	74	(22)	193
Consolidation impact acquisitions				
Regio Bank	4	--	--	4
AXA NL	--	20	(4)	16
Zwitserleven				--
Total impact consolidation acquisitions	4	20	(4)	20
Total net profit excluding impact volatile financial markets, one-off items and acquisitions	137	54	(18)	173

Impact of volatile financial markets and one-off items on REAAL Verzekeringen's net profit

In € millions	Life	Non-Life	Other	Zwitser-leven	Total
1st half year 2008					
Net profit for the period	**85**	**15**	**3**	**3**	**106**
Impact volatile financial markets	(4)	(9)	--	(5)	(18)
One-off items	29	--	--	--	29
Net profit excluding impact volatile financial markets and one-off items	**60**	**24**	**3**	**8**	**95**
Net profit excluding impact volatile financial markets and one-off items REAAL Verzekeringen	49	9	4	--	62
Net profit excluding impact volatile financial markets and one-off items AXA NL	11	15	(1)	--	25
Net profit excluding impact volatile financial markets and one-off items Zwitserleven	--	--	--	8	8
Total net profit excluding impact volatile financial markets and one-off items REAAL Verzekeringen	**60**	**24**	**3**	**8**	**95**
1st half year 2007					
Net profit for the period	**94**	**(4)**	**--**	**--**	**90**
Impact volatile financial markets	47	--	--	--	47
One-off items	--	(13)	--	--	(13)
Net profit excluding impact volatile financial markets and one-off items	**47**	**9**	**--**	**--**	**56**
Net profit excluding impact volatile financial markets and one-off items REAAL Verzekeringen	47	9	--	--	56
Net profit excluding impact volatile financial markets and one-off items AXA NL	--	--	--	--	--
Net profit excluding impact volatile financial markets and one-off items Zwitserleven	--	--	--	--	--
Total net profit excluding impact volatile financial markets and one-off items REAAL Verzekeringen	**47**	**9**	**--**	**--**	**56**
2nd half year 2007					
Net profit for the period	**83**	**27**	**5**	**--**	**115**
Impact volatile financial markets	47	(1)	(6)	--	40
One-off items	--	1	--	--	1
Net profit excluding impact volatile financial markets and one-off items	**36**	**27**	**11**	**--**	**74**
Net profit excluding impact volatile financial markets and one-off items REAAL Verzekeringen	32	18	4	--	54
Net profit excluding impact volatile financial markets and one-off items AXA NL	4	9	7	--	20
Net profit excluding impact volatile financial markets and one-off items Zwitserleven	--	--	--	--	--
Total net profit excluding impact volatile financial markets and one-off items REAAL Verzekeringen	**36**	**27**	**11**	**--**	**74**

General information

Group structure

SNS REAAL N.V., incorporated and established in the Netherlands, is a public limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V.'s registered office is located at the Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS REAAL Invest N.V., SNS Asset Management N.V. and Zwitserleven Asset Management B.V. and their subsidiaries (referred to below as the Group or SNS REAAL). The consolidated financial statements of the Group comprise the accounts of all the companies controlled by SNS REAAL and the interest of SNS REAAL in associated subsidiaries and entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are recharged on the basis of the services provided, and, if more appropriate, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The consolidated financial statements of SNS REAAL for the financial year 2007 are available on request from the registered office of the Company at the address Croeselaan 1, P.O. Box 8444, 3503 RK Utrecht, or via www.snsreaal.nl.

These condensed consolidated interim financial statements were approved by the Supervisory Board on 13 August 2008. These condensed consolidated interim financial statements have not been audited.

Basis of preparation

Statement of IFRS compliance

SNS REAAL prepares the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted within the European Union.

Application dates

As of the financial year 2007, SNS REAAL applied IFRS 8 (Operating segments) in advance. IFRS 8 requires that information by segment is recognised in the same way as in the internal management reporting. The application of this standard only impacts the notes; it does not impact the recognition, presentation or accounting principles.

IFRIC 11 (Group and Treasury Share Transactions) has been published and is effective as of the financial year starting on or after 1 March 2007. This standard has no material effect on the condensed consolidated interim financial statements of SNS REAAL.

IFRIC 12 (Service Concession Arrangements) and IFRIC 14 (The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction) have been published and are effective as of the financial year starting on or after 1 January 2008, but are not adopted within the European Union (EU) at the moment of publication of this interim report. First application of these standards is dependent on adoption by the EU. These standards have no material effect on the condensed consolidated interim financial statements of SNS REAAL.

With the exception of IFRS 8 all other changes in published Standards and Interpretations effective as from 2009, are not applied in advance by SNS REAAL.

Main accounting principles for financial reporting

Excluding the changes set out below, the principles for financial reporting which SNS REAAL has applied in these condensed consolidated interim financial statements are the same as those applied by SNS REAAL in the consolidated financial statements for the financial year 2007. The changes in presentation as set out in the accounting principles are applied to the comparative figures in these condensed consolidated interim financial statements.

Presentation changes

The acquisition of the Dutch businesses of Swiss Life Holding led to an adjustment to the presentation of the Information by segment of REAAL Verzekeringen. The Information by segment now includes the segment Zwitserleven, in which the insurance activities of Zwitserleven N.V. are included.

Disclaimer

Reservation concerning forward looking statements

This interim report contains forward-looking statements concerning future events. Those forward-looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward-looking statements do not relate to definite facts and are subject to risk and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

SNS REAAL

Press release

PERSBERICHT

Cor van den Bos, member of the Executive Board, to leave SNS REAAL

The Netherlands, Utrecht, 14 August 2008

Cor van den Bos (55) has decided to step down from the Executive Board of SNS REAAL N.V. and the management board of REAAL Verzekeringen, following a difference in opinion regarding future strategic development.

Mr van den Bos has been a member of the Executive Board of SNS REAAL and chairman of the Management Board of REAAL Verzekeringen since 2001.

The Supervisory Board and the Executive Board wish to express their thanks to Mr. van den Bos for his important contribution during the past seven years to the realization of SNS REAAL's current position, in particular his contribution to developing REAAL Verzekeringen into one of the leading insurance companies in the Netherlands. The past years have been characterized by a string of successful acquisitions including Zurich NL, Nieuwe Hollandse Lloyd, AXA NL and Zwitserleven.

The exact date of Mr van den Bos' departure has yet to be decided. Ronald Latenstein van Voorst, CFO of SNS REAAL, will, for the time being, take over from Mr van den Bos as chairman of the management board of REAAL Verzekeringen.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

For more information please contact

SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

Chairman Supervisory Board SNS REAAL

The Netherlands, Utrecht, 14 August 2008

Henjo Hielkema (65) will not be joining SNS REAAL as chairman of the Supervisory Board. This is because of a difference of opinion with the Dutch Central Bank concerning a number of securities transactions by Mr Hielkema in 2007. According to Mr Hielkema this means that there is no basis of trust any more between him and the Central Bank.
The Executive Board and the Supervisory Board believe that they had found a very able chairman of the Supervisory Board in Mr Hielkema, and regret this development. A search will be initiated for a successor; in the meantime Mr Hans van der Kar, currently vice-chairman of the Supervisory Board, will act as interim chairman.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SUPPLEMENT TO THE PROSPECTUS RELATING TO THE PUBLICATION OF THE 2008 HALFYEAR FIGURES OF SNS REAAL N.V.

DATED 19 AUGUST 2008

SNS REAAL

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

€ 2,000,000,000 Debt Issuance Programme

Under its € 2,000,000,000 Debt Issuance Programme (the "**Programme**") described in the prospectus dated 16 July 2008 (the "**Prospectus**") SNS REAAL N.V. (the "**Issuer**") may from time to time issue notes (the "**Notes**") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined in the Prospectus), if any. Notes may be distributed by way of a public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution and the specific terms and conditions of each relevant series of Notes (a "**Series**") (or tranche thereof (a "**Tranche**")) will be stated in the relevant final terms (the "**Final Terms**").

This supplemental prospectus (the "**Supplemental Prospectus**") is prepared in connection with the publication of the press release including the halfyear figures of SNS REAAL N.V. for 2008 on 14 August 2008 (the "**Press Release**"), as information included in the Press Release with respect to the Issuer set forth on pages 3, 8, 33, 34, 35 and 36 (the "**Relevant Pages**") may qualify as a significant new factor relating to the information included in the Prospectus set forth on pages 49, 50, 52 up to and including 55 and pages 57 up to and including 62, which is capable of affecting the assessment of any Notes to be issued. Subscribers for any Notes to be issued have the right to withdraw such subscription within 2 business days following the publication of this Supplemental Prospectus.

The Relevant Pages of the Press Release have been filed with the AFM and shall be deemed to be incorporated in, and to form part of, this Supplemental Prospectus. This Supplemental Prospectus is supplemental to, forms part of and should be read in conjunction with, the Prospectus. Terms defined in this Supplemental Prospectus shall have the same meaning in the Prospectus, unless specified otherwise.

This Supplemental Prospectus has been approved by and filed with the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the "**AFM**"). The Issuer has requested the AFM to provide the competent authority in Luxembourg and the competent

authority in Italy with a certificate of approval attesting that this Supplemental Prospectus has been drawn up in accordance with the Financial Supervision Act and related regulations which implement Directive 2003/71/EC (the "**Prospectus Directive**") in Dutch law ("**Notification**"). The Issuer may request the AFM to provide competent authorities in additional Member States within The European Economic Area with a Notification.

The Prospectus and this Supplemental Prospectus are available on the website of the Issuer at www.snsreaal.com as of 19 August 2008 and are available for viewing at the specified office of the Agent (69 Route d'Esch, L-2953 Luxembourg, Luxembourg) and the Other Paying Agent (Kemelstede 2, 4817 ST Breda, The Netherlands), the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162 at Amsterdam, The Netherlands, where copies of the Prospectus, this Supplemental Prospectus, any previous supplements to the Prospectus and any documents incorporated by reference therein may also be obtained free of charge.

RESPONSIBILITY STATEMENT

Only the Issuer accepts responsibility for the information contained in this Supplemental Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplemental Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Supplemental Prospectus should be read and understood in accordance with any amendment or supplement hereto and with any other documents incorporated therein by reference. Full information on the Issuer and any Series or Tranche of Notes is only available on the basis of the combination of the Prospectus, this Supplemental Prospectus and the relevant Final Terms.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Supplemental Prospectus, any amendment or supplement thereto, any document incorporated by reference herein, or the applicable Final Terms, or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer.

The Prospectus is valid for 12 months following its Publication Date and this Supplemental Prospectus and any amendment or supplement hereto as well as any Final Terms reflect the status as of their respective dates of issue. The delivery of this Supplemental Prospectus or any Final Terms and the offering, sale or delivery of any Notes shall not in any circumstances imply that the information contained in such documents is correct at any time subsequent to their respective dates of issue or that there has been no adverse change in the financial situation of the Issuer since such date or that any other information supplied in connection with the Programme or the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the time indicated in the document containing the same. The Arranger and any Dealer expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, inter alia, the most recent financial statements of the Issuer when deciding whether or not to purchase any Notes.

Neither this Supplemental Prospectus nor any other information supplied in connection with the Programme should be considered as a recommendation by the Issuer, the Arranger or any Dealer that any recipient of this Supplemental Prospectus or any other information supplied in connection with the Programme should purchase any Notes. Accordingly, no representation, warranty or undertaking, express or implied, is made by the Arranger or any Dealer in their capacity as such. Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes (including an evaluation of the financial condition, creditworthiness and affairs of the Issuer) and the information contained or incorporated by reference in this Supplemental Prospectus, the relevant Final Terms and any supplements;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks (including, without limitation, those described in "Risk Factors" in the Prospectus).

The distribution of this Supplemental Prospectus and the Final Terms and the offer or sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Prospectus or the Final Terms come must inform themselves about, and observe, any such restrictions. See "Subscription and Sale" in the Prospectus.

This Supplemental Prospectus does not constitute an offer or an invitation to subscribe for or purchase the Notes.

This Supplemental Prospectus may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. None of the Issuer, the Arranger and the Dealers represent that this Supplemental Prospectus may be lawfully distributed, or that Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction other than in certain Member States of the EEA of which the competent authorities have obtained a notification within the meaning of article 18 of the Prospectus Directive, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger or any Dealer appointed under the Programme which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required, other than in certain Member States of the EEA.

SNS REAAL

Press release

PERSBERICHT

Hessel Dikkers joins SNS Bank N.V.

The Netherlands, Utrecht, 29 August 2008

H.J. (Hessel) Dikkers (46) will be appointed as Chief Operating Officer and member of the Board of Directors of SNS Bank N.V. as at 1 December 2008. He will be the successor to Bob Janssen, who left the company in April 2008. Dikkers has extensive experience in the banking and insurance industry; from 1989 he has held several positions at ABN AMRO, including two years as Chief Operating officer of Delta Lloyd/ ABN AMRO Verzekeringen. His most recent position was Chief Information Officer, business unit The Netherlands at ABN AMRO. Dikkers' appointment is subject to approval of the supervisory authorities.

About SNS Bank

SNS Bank is an innovative, personal and accessible retail bank. The organisation offers private customers a comprehensive range of products, covering mortgages, saving, investment, payments, loans and insurance. SNS Bank aims to build a leading position in the areas of mortgages and capital growth. For entrepreneurs, SNS Bank focuses primarily on financing (business) premises. In the field of property, SNS Bank operates via SNS Property Finance, an international property financing and venture capital company. With a net profit of more than EUR 272 million and a balance sheet total in excess of EUR 70 billion in 2007, SNS Bank ranks among the top five banks in the Netherlands. SNS Bank is part of SNS REAAL, a listed company. For more information, please contact: www.snsbank.nl

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications

Danielle Dielissen
danielle.dielissen@snsreaal.nl
Tel: +31 (0) 30 291 48 90

Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

SNS REAAL

Press release

PERSBERICHT

SNS REAAL statement on Lehman Brothers exposure

The Netherlands, Utrecht, 17 September 2008

SNS REAAL reports its exposure to Lehman Brothers shares and debt is negligible.

Lehman Brothers has acted as counterparty to SNS REAAL in several derivatives transactions. Sufficient collateral is deemed available to unwind and replace these transactions without a material impact on SNS REAAL's earnings or capital position. The derivatives transactions include an interest rate swaption, as reported in SNS REAAL's 2008 interim report.
In the first half of 2008, Lehman Re Ltd has acted as counterparty to SNS REAAL in a Quota Share Reinsurance Transaction. Also this transaction is backed by collateral. At this stage it is unclear if Lehman Re Ltd is part of the companies that have filed for bankruptcy. SNS REAAL is actively monitoring the situation.
The solvency- and liquidity position of SNS REAAL remains strong.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Ronald Kooren
Ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

Ference Lamp to join the Executive Board of SNS REAAL N.V.

The Netherlands, Utrecht, 18 September 2008

After a thorough selection process the Supervisory Board of SNS REAAL N.V. announces its intention to appoint Ference Lamp as a member of the Executive Board and Chief Financial Officer of SNS REAAL N.V. He will succeed Ronald Latenstein van Voorst, the current CFO of SNS REAAL. In May 2008 the Supervisory Board announced its intention to appoint Ronald Latenstein van Voorst as CEO of SNS REAAL N.V.

Ference Lamp (1971) has extensive experience in the financial services sector. From 2000, he held several positions at Lehman Brothers in London and Amsterdam, most recently as Managing Director of the Financial Institutions Group, responsible for advising financial institutions in the Benelux. From 1996 to 2000 he was employed by Fortis Investment Bank in Amsterdam as an Associate for Corporate Finance & Capital Markets, amongst other roles.

Sjoerd van Keulen: "We are delighted with Ference Lamp as successor to Ronald as CFO and as a new colleague on the Executive Board. He is a highly skilled professional whose broad range of experience makes him very well suited to this role for SNS REAAL. Ference was closely involved as an advisor in both our IPO and several acquisition projects in recent years, and has a thorough knowledge of our company".

The intended appointment of Ference Lamp is subject to the customary approval of the supervisory authorities and the advice of the Central Workers Council.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Ronald Kooren
ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Curriculum Vitae
Ference Lamp

(born in Curaçao, the Netherlands Antilles, 28 December 1971)

Professional experience

2006 - 2008	Lehman Brothers, Managing Director Financial Institutions Group
2000 - 2006	Lehman Brothers, Associate/Director Investment Banking Benelux Group
1998 - 2000	MeesPierson/Fortis Bank Investment Bank, Associate Corporate Finance & Capital Markets
1996 - 1997	MeesPierson/Fortis Bank Investment Bank, Analyst Corporate Finance & Capital Markets

Education

1990 - 1995	Erasmus University Rotterdam School of Management, Business Administration
1994	University of Michigan/Michigan Business School
1992 - 1994	Erasmus University Rotterdam School of Management, teaching assistant

Additional functions

2008 -	Member of the Executive Board Radio Nederland Wereldomroep

18 September 2008

SNS REAAL

Press release

PERSBERICHT

SNS REAAL responds to AFM's Report on Unit-linked Policies

The Netherlands, Utrecht, 9 October 2008

Today the Netherlands Authority for the Financial Markets (AFM) has presented its report regarding the investigation of unit-linked life policies. SNS REAAL is of the opinion that the report provides a good insight into the workings of unit-linked policies.

The policies covered by the investigation include products sold by REAAL and a fair number of its predecessor companies. The AFM has examined the characteristics of these products for a number of hypothetical client types. SNS REAAL notes that these hypothetical types are not in all cases representative of its actual portfolio of unit-linked policies. However, adjusted for the types that do not or hardly occur in the REAAL portfolio, a representative picture does appear: REAAL's internal analysis shows that 84% of its portfolio of unit linked policies (including those sold by its legal predecessors) have cost loadings below 3.5%.

In cases where REAAL policies carry unreasonable cost loadings, policyholders will of course be offered compensation. SNS REAAL has already contacted the relevant consumer organisations in order to start discussions , with the intention to reach agreement on its intended compensation policy.

SNS REAAL aims to announce further details of its compensation policy before the end of 2008.

SNS REAAL maintains its earlier guidance that the costs involved will be less than its current market share suggests, due mainly to its relatively young portfolio; the AFM report published today provides no reasons to revise this guidance.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Cornelie van Bergenhenegouwen
cornelie.vanbergenhenegouwen@reaal.nl
Tel: +31 (0) 30 291 45 54

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

Issue of core tier 1 securities / trading update 3rd quarter 2008

The Netherlands, Utrecht, 13 November 2008

"Underlying result resilient, additional strengthening of solid solvency position"

All comparisons are made between the third quarter of 2008 and the second half of 2007 (divided by two) unless otherwise mentioned.

Key points:

Solvency:

- Shareholders' equity at 30 September 2008 virtually stable compared to level 30 June 2008
- Solvency to be strengthened by issue of € 500 million core Tier 1 securities to Stichting Beheer SNS REAAL and € 750 million core Tier 1 securities to Dutch State
- SNS REAAL to pass over final dividend for 2008
- Including issuance of core Tier 1 securities: Solvency 200% for REAAL Verzekeringen and a Tier 1 ratio for SNS Bank of 10%, double leverage below 110%, as per 1 January 2009

3rd Quarter 2008:

- Volatile financial markets led to third quarter net loss of € 88 million; net profit 9M 08: € 138 million
- Given market conditions, underlying profit of € 89 million held up well (9M 08: € 305 million)
- Liquidity and funding position of SNS Bank remained strong
- Net profit lower at SNS Retail Bank, due to pressure on interest result
- Modest increase in net profit at SNS Property Finance, in spite of higher value adjustments
- Significant increase in underlying profit at REAAL Verzekeringen due to consolidation of AXA NL and Zwitserleven
- Net loss at Life Insurance, mainly due to impact of lower equity markets
- Slightly lower net profit at Non Life Insurance due to higher claims ratio
- Integration AXA NL and Zwitserleven and realisation of synergies fully on track

"In the current environment of extremely volatile financial markets, SNS REAAL is focusing first and foremost on reinforcing its solvency and liquidity position. In recognition of the fact that, in the current environment, capital requirements for financial institutions are set higher, and in order to be able to weather any further market turmoil, we have decided to take up the committed € 500 million in core capital from Stichting Beheer SNS REAAL and have proactively requested € 750 million of core capital from the Dutch State. For the clients of SNS REAAL, the capital issuances provide additional security, evidencing our commitment to reinforcing and maintaining our moderate risk profile.

Although SNS REAAL is not immune to the current challenging environment, we delivered a solid underlying performance in both the banking and insurance market in the third quarter. Our market shares improved in savings, mortgages and life insurance. In the third quarter, underlying profit of € 89 million held up well. However, a negative impact of € 177 million from volatile financial markets and one-off items led to a third quarter net loss of € 88 million. In the first nine months of 2008, SNS REAAL reported a net profit of € 138 million and an underlying net profit of € 305 million.

Looking forward, SNS REAAL remains committed to executing its integration plans for AXA NL and Zwitserleven, with which we are fully on track. At SNS Bank, new means of distribution and cost control will continue to go hand in hand. We aim to maintain, and where possible, will keep expanding our market positions, by delivering the right products and services to our customers, which ultimately is the basis for creating value for our shareholders." said Sjoerd van Keulen, chairman of the Executive Board.

Issuance of core Tier 1 securities:

SNS REAAL's moderate risk profile was evidenced by the fact that shareholders' equity remained virtually stable in the third quarter, in spite of increased losses on the equity portfolio at the insurance operations. The internal minimum solvency targets for the banking and life and non-life insurance operations were all met. Double leverage at holding level was higher than the internal target of at most 115%. Capital ratios at SNS Bank were unchanged as at 30 September 2008 compared to the end of June 2008. These ratios will benefit from the second release of capital under Basel II effective from 1 January 2009. Solvency ratios at the insurance operations were lower.

In view of the current volatile market environment and in recognition of higher capital market solvency requirements for financial institutions, SNS REAAL has decided to strengthen its solvency with € 500 million in core Tier 1 securities, to be issued to Stichting Beheer SNS REAAL and € 750 million in core Tier 1 securities to be issued to the Dutch State. In view of the capital issues, SNS REAAL has decided to pass over the final dividend for 2008.

SNS REAAL believes it is prudent at this time to reinforce its capital buffer. The structure chosen provides SNS REAAL with security in the event that markets deteriorate significantly and with the flexibility to avoid excessive overcapitalization in the event that markets stabilize, since SNS REAAL has the ability to repurchase the securities. As the securities issued to Stichting Beheer SNS REAAL are not convertible, potential future dilution of the position of ordinary shareholders is further minimized.

Financial details:

SNS REAAL will issue € 750 million of non-voting core Tier 1 securities to the Dutch State at a price of € 5.25 per security and € 500 million of non-voting core Tier 1 securities to Stichting Beheer SNS REAAL. The Dutch Central Bank classifies all securities as core Tier 1 capital. The securities will rank equal to ordinary shares (pari passu) and the shares B of SNS REAAL. The securities issued to Stichting Beheer SNS REAAL are not convertible. The securities issued to the Dutch State may be converted into ordinary shares by SNS REAAL, in which case the Dutch State has the right to elect a cash payment. The securities issued to Stichting Beheer SNS REAAL are only transferable with the permission of SNS REAAL. The securities issued to the Dutch State are only transferable with the permission of SNS REAAL and the Dutch Central Bank.

Within one year after the issue date, SNS REAAL has the right to repurchase € 250 million of the securities issued to the Dutch State for € 5.25 per security plus the higher of accrued interest of 8.5% over the relevant period or the coupon according to the coupon formula and a repurchase fee up to € 32.5 million (13%), depending on SNS REAAL's share price. Furthermore, SNS REAAL may at any time repurchase all or some of the securities at € 7.875 per security (equivalent to 150% of the original issue price) plus accrued interest. Alternatively, after 31 January 2012, SNS REAAL may choose to convert the securities into ordinary shares on a one-for-one basis. In this situation, the Dutch State may also opt for repayment in cash at the issue price of € 5.25 plus accrued interest.

SNS REAAL may at any time repurchase all or a part of the € 500 million of securities issued to Stichting Beheer SNS REAAL at 120% of the issue price plus payment of accrued interest, subject to approval of the Dutch Central Bank.

SNS REAAL retains full discretion over its policy regarding dividends paid on ordinary shares. The coupon on the securities will be paid only if a dividend is also paid to holders of ordinary shares. The coupon for the securities issued to the Dutch State shall be 8.5%. The coupon for the securities issued to Stichting Beheer SNS REAAL shall be 6.0%. Over the coupon period until 30 May 2009, SNS REAAL expects to pay the Dutch State a coupon of € 31.875 million (assuming an issue date of 30 November 2008). Over the coupon period until 31 December 2008, SNS REAAL expects to pay Stichting Beheer SNS REAAL a coupon of € 2.5 million (assuming an issue date of 30 November 2008).

SNS REAAL will forego a final dividend for 2008. Consequently, the dividend for this year will be € 0.41 per share being the amount already paid out to ordinary shareholders as an interim dividend.

SNS REAAL will use the proceeds of the transaction to increase SNS Bank's core capital by € 225 million and to strengthen the solvency capital of REAAL Verzekeringen by € 775 million. The remaining € 250 million will be used to reduce the double leverage at SNS REAAL's holding level. After the issuance of the securities, SNS Bank's Tier 1 ratio is expected to be 10% as at 1 January 2009, REAAL Verzekeringen's solvency is expected to be 200% as at 1 January 2009 and double leverage at SNS REAAL's holding level will be lowered to below 110% as at 1 January 2009.

Corporate Governance:
The Dutch State obtains the right to nominate two members for the SNS REAAL Supervisory Board, to be elected at the latest at the next SNS REAAL General Meeting of Shareholders in 2009. SNS REAAL intends to convene an informative meeting in the beginning of 2009 to provide shareholders with more insight on the issuance of the securities. The nominees of the Dutch State will also be members of the Supervisory Boards of SNS Bank N.V. and REAAL Verzekeringen N.V. Furthermore, these nominees will be represented on the Audit Committee and Remuneration, Selection & Nomination Committee of the SNS REAAL Supervisory Board and will inter alia have approval rights for decisions concerning equity issuance or buyback and strategic transactions with a value equalling more than one quarter of SNS REAAL's issued share capital and reserves.

All members of SNS REAAL's Executive Board have decided to forego all bonuses for 2008, either in cash, options or shares, given the performance in 2008 and limit exit-arrangements to a maximum of one year's fixed salary.

Q3 08 Trading Update:

SNS Bank:
At SNS Retail Bank, the positive developments at ASN Bank and SNS Regiobank continued. The programme to improve distribution power is progressing well.
New mortgage sales improved, although net interest income at Mortgages decreased slightly. Market share increased compared to the first half of 2008 and currently moves within the 8-10% target range. Following rapid growth in the first half year, market share at Savings increased fractionally. Savings retention rates were high, and in particular ASN Bank performed well in the third quarter. Interest income at Savings was slightly lower. Other interest income was lower, mainly due to the combination of the negative carry of the bank's high liquidity position and higher funding costs. In all, total net interest income at SNS Retail Bank was markedly lower.

Commission income at SNS Retail Bank held up well, in spite of pressure on securities commissions and management fees. Other income segments declined due to lower trading and derivatives results.

Operating costs at SNS Retail Bank were down markedly compared to the second half of 2007 and fractionally lower than in the first half of 2008. Programmes to reduce operating costs are on track. Value adjustments to retail loans increased slightly and were partly offset by release on SME loans. Methodology changes due to the implementation of Basel II pushed up total value adjustments. In all, net profit of SNS Retail Bank came in lower.

At SNS Property Finance, interest income was up significantly, helped by the positive impact of repricing of the portfolio. Operating costs were up slightly compared to last year and flat compared to the first half of 2008. Value adjustments increased compared to the low level of last year, in line with previous guidance, due to higher provisioning for international project finance. Trends on international real estate markets suggest a further increase in value adjustments in the future. Net profit was up compared to last year and somewhat lower than in the first half of 2008.

Due to the drop in profit at SNS Retail Bank, for SNS Bank as a whole net profit declined strongly. Reflecting the stringent cost control and the increase of net interest income at SNS Property Finance, the efficiency ratio improved fractionally.

The liquidity position of SNS Bank remained strong and total available liquidity was similar to the position at the end of June 2008. This will help in weathering the difficult market circumstances for wholesale funding. Funding costs however are moving to structurally higher levels. At SNS Bank, the savings and deposit base held up well and as a result the loan to deposit ratio remained strong.

REAAL Verzekeringen:
The financial statements of REAAL Verzekeringen were influenced by the consolidation of AXA NL, with effect from September 2007, and Zwitserleven, with effect from May 2008. The integration of both entities is fully on track and both companies made a positive contribution to REAAL's underlying result in the third quarter.

Total life premiums increased due to the consolidation of AXA NL and Zwitserleven. Excluding AXA NL and Zwitserleven, both regular and single premium income was flat. Investment income was pressured by sharply higher realised losses and impairments on equities. Excluding the impact of the equity portfolio, investment income was up, due to the consolidation of acquisitions and also organically.

The unwinding of a quota share reinsurance contract led to a reversal of a € 29 million net gain, reported in the first half year. The € 29 million, which represented the discounted gains on a book of life insurance business, will now be released to net earnings in line with the duration of policies.

Excluding the impact of impairments and realised losses on the equity portfolio and the impact from the unwinding of the quota share reinsurance transaction, the underlying Life result was up strongly, due to the consolidation of AXA NL and Zwitserleven as well as organically. However, the increased level of impairments and realised losses on the equity portfolio, compared to previous quarters, led to a substantial net loss. Impairments

on other securities remained limited. Based on today's share prices, the fourth quarter will see a further increase in impairments/realised losses on equities. The volatility on financial markets will continue to impact REAAL's earnings.

At the Non-life business, premium income was up organically, and stable including the consolidation impact of AXA NL. Higher claims at Motor and Fire led to a slightly lower third quarter net profit.

Regarding the issue of capping cost loadings on unit linked insurance policies, REAAL has initiated talks with parties concerned and now expects to publish details of its compensation policy in the first quarter of 2009. Earlier guidance on the potential financial impact remains unchanged.

Group Activities:
Group Activities comprise the business units managed directly at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen, as well as part of the financing costs of acquisitions. In the third quarter, higher corporate staffing and advice costs impacted the underlying result. Impairments and realised losses on a small investment portfolio also negatively impacted the result of Group Activities in the third quarter.

Appendix:

	Dutch State	Foundation
Instrument	• Core Tier I non-voting capital securities	• Core Tier I non-voting capital securities
Issue Amount / Issue Price	• €750 million / €5.25 per security	• €500 million / €100 per security
Repurchase	• SNS REAAL has the option to repurchase: ➢ €250 million of securities within 12 months subject to DNB approval ➢ All or some securities at 150% of Issue Price (plus interest) subject to DNB approval	• SNS REAAL has the option to repurchase all or some securities at 120% of Issue Price (plus interest) subject to DNB approval
Conversion Option	• SNS REAAL may convert securities into ordinary shares after 31 January 2012 • Dutch State may opt for repayment in cash at 100% of Issue Price	• No conversion rights or obligations
Coupon	• Coupon is the higher of 8.5% of the Issue Price or: ➢ 110% of dividend on ordinary shares for 2009 ➢ 120% of dividend on ordinary shares for 2010 ➢ 125% of dividend on ordinary shares for 2011 • Coupon will be payable in cash or scrip securities (if ordinary dividend is scrip) • Coupon is only payable if dividends on ordinary shares are declared	• 6.0% of the Issue Price • Coupon is only payable if dividends on ordinary shares are declared • Coupon will be payable in cash only
Ranking	• Equal to ordinary shares and B shares *(pari passu)*	• Equal to ordinary shares and B shares *(pari passu)*
Governance	• The State may nominate 2 new members for the Supervisory Board	• No corporate governance requirements

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimers

Reservation concerning forward looking statements

This trading update contains forward looking statements concerning future events. Those forward looking statements are based on the current information and assumptions of the SNS REAAL management concerning known and unknown risks and uncertainties.

Forward looking statements do not relate to definite facts and are subject to risks and uncertainty. The actual results may differ considerably as a result of risks and uncertainties relating to SNS REAAL's expectations regarding such matters as the assessment of market risk or possible acquisitions, or business expansion and premium growth and investment income or cash flow predictions or, more generally, the economic climate and changes in the law and taxation.

SNS REAAL cautions that expectations are only valid on the specific dates, and accepts no responsibility for the revision or updating of any information following changes in policy, developments, expectations or the like.

This trading update has not been audited.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Ronald Kooren
ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Q&A Issue core Tier 1 capital and Trading Update SNS REAAL 13 November

General	
1. Why does SNS REAAL need this strengthening of its core tier 1 capital?	SNS REAAL is a healthy and solid financial institution. We have and will continue to have a moderate risk profile. However, in these extreme circumstances, the market calls for additional security for our customers, our shareholders and our employees.
2. Why did SNS REAAL obtain the additional capital from both the Dutch state and Stichting Beheer SNS REAAL?	We first turned to Stichting Beheer SNS REAAL for € 500 million additional capital, because the terms are more favourable than those set by the Dutch state. Stichting Beheer SNS REAAL asks 6% interest and we can repurchase the securities to be issued at 120% of their issue price. The Dutch state asks 8.5% interest and 150% of the issue price. The Dutch state provides the remaining € 750 million.
3. What are the arrangements with the Dutch State?	The arrangements are very similar to those agreed with ING and AEGON. We pay 8.5% interest and 150% of the issue price when we repurchase the securities. In addition, the Dutch State will nominate two members for our Supervisory Board, and the Executive Board receives no bonuses for 2008. The exit scheme will also be limited to one annual salary, in line with the Tabaksblat Code.
4. Why is SNS REAAL only asking € 750 million from the Dutch state, while AEGON and ING asked € 3 and € 10 billion, respectively?	First of all, SNS REAAL is well positioned. SNS REAAL is a healthy and solid financial institution. In addition, we have what is known as a moderate risk profile. Also, we were able to strengthen our position with € 500 million through Stichting Beheer SNS REAAL.
5. Will the Dutch state now be in control of SNS REAAL?	No. We will continue to pursue our strategy. The State-appointed Supervisory Board members will have influence through their supervision. They will have veto rights regarding some major decisions.
6. Are you sure this capital injection will be enough?	SNS REAAL is a healthy and solid financial institution. We have a moderate risk profile. Also, we have no exposure to subprime mortgages. With these capital injections, totalling € 1,25 billion, we satisfy the new, high, international standards. At the same time we are delivering positive underlying results in these extreme times.
7. If SNS REAAL is all that healthy, why does it need a capital injection?	In these times of extremely volatile financial markets, SNS REAAL first and foremost wants to focus on strengthening its solvency and liquidity position. In recognition of the current environment, in which higher capital requirements are set for financial institutions, and in order to weather any further turmoil on the markets, we have decided to strengthen our capital with € 1.25 billion. For the customers of SNS REAAL, this offers additional security and it shows our commitment to strengthening and maintaining our moderate risk profile.
8. Did SNS REAAL lose many customers in the past months?	On the contrary. Across the board the situation has remained stable. We have even seen some growth in, for example, savings, mortgages and life insurance.
9. The bonuses of the ING executive board members have been cancelled for 2008. What's the situation at SNS REAAL?	The Executive Board will receive no bonuses for 2008. The exit scheme will also be limited to one annual salary, in line with the Tabaksblat Code.

10. I own shares in SNS REAAL. What does this strengthening of SNS REAAL's core tier 1 capital mean to me?	Across the board, the stock markets have gone down. Our stock has moved along. Our shareholders have invested in a financially sound company that has proven to be robust in these extreme circumstances. The strengthening of SNS REAAL's core tier 1 capital of € 1.25 billion means that we strengthen our financial position. We are looking to maintain, and where possible increase our market positions, which ultimately forms the basis for shareholder value creation.
Customers	
11. Should savings customers of SNS Bank be worried?	No, they need not be worried. Savings deposits are currently covered by the deposit guarantee system up to € 100,000.
12. Is my insurance policy or pension safe with you?	REAAL Verzekeringen is a financially sound company. Our solvency was good already, and now it is even better. We have a moderate risk profile.
13. What happens to my policy should REAAL Verzekeringen meet with difficulties?	REAAL Verzekeringen is a healthy institution. The capital reinforcement by Stichting Beheer SNS REAAL and the Dutch state has strengthened the financial position even further.
14. Does this capital injection impact on the repayment of excessive costs paid in unit-linked insurance policies?	No, it has no bearing on that at all. We are in talks with two foundations that represent the interests of people with unit-linked insurance policies. We expect to be able to provide more information in the first quarter of 2009.
15. What is solvency?	Solvency has to do with the shareholders' equity. The solvency position of SNS REAAL was already good, and it has now been strengthened even more. Our solvency meets the highest standards.
16. What is a tier 1 ratio?	The tier 1 ratio is a percentage that indicates how much shareholders' equity a bank has available to meet all its obligations.
Intermediaries	
17. What does this capital injection mean for customers of SNS REAAL?	It does not change our services at all. SNS REAAL is a healthy and solid financial institution. We have and will continue to have a moderate risk profile. The current market calls for additional security for our customers, our shareholders and our employees.
18. How reliable a business partner will REAAL Verzekeringen continue to be for the intermediaries?	REAAL Verzekeringen is a financially sound company and will continue to be a reliable business partner. Our solvency was good already, and now it is even better. We have a moderate risk profile. In addition, thanks to organic growth and the consolidation of AXA NL and Zwitserleven, the underlying profit at REAAL Verzekeringen has grown significantly.
19. REAAL Verzekeringen is showing relatively high losses – is everything really okay?	REAAL Verzekeringen is showing a significant growth in the underlying profit. The higher level of impairments and the losses incurred in the equity portfolio (compared to earlier quarters) have resulted in a significant net loss. Based on today's share prices, the level of impairments and losses incurred in equities will increase further in the fourth quarter. Thanks to the strengthening of SNS REAAL's core tier 1 capital and our moderate risk profile, we continue to be a healthy and solid financial institution. The current market calls for additional security for our customers, our shareholders and our employees.

SNS REAAL

Press release

PERSBERICHT

Investor Day 2008 at SNS REAAL

The Netherlands, Utrecht, 20 November 2008

Today, Thursday 20 November, SNS REAAL is hosting its second Investor Day for analysts and institutional shareholders. In a series of presentations, Executive Board members and members of the management team will discuss strategy, market dynamics, opportunities for growth, as well as solvency and liquidity. The Investor Day will include presentations on SNS Property Finance, Zwitserleven, ASN Bank and on the integration of AXA NL.

Timetable (CET):

1. Welcome remarks	Ronald Latenstein van Voorst	9.00
2. Strategic Update	Ronald Latenstein van Voorst	9.10
3. Solvency / Financials	Ference Lamp	10.00
Coffee/tea break		10.30
4. REAAL Verzekeringen Update	Wim Henk Steenpoorte	10.45
5. Integration of AXA NL	Wim Henk Steenpoorte	11.30
6. Zwitserleven	Corné van Nijhuis	12.00
Lunch		12.45
7. SNS Bank Update	Rien Hinssen / Henk Kroeze	13.45
8. SNS Property Finance	Marius Menkveld	14.45
Coffee/tea break		15.30
9. ASN Bank	Ewoud Goudswaard	15.45
10. Wrap Up	Ronald Latenstein van Voorst	16.15

The Investor Day can be followed via a live webcast on www.snsreaal.nl.

Information on current trading can be found in SNS REAAL's trading update for the 3rd quarter of 2008 released on Thursday 13 November.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Ronald Kooren
ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SNS REAAL

Press release

PERSBERICHT

New appointments SNS REAAL

The Netherlands, Utrecht, 20 November 2008

As from early 2009 Wim Henk Steenpoorte (44) will be appointed as chairman of the management board of the business unit REAAL Verzekeringen. He is presently a member of the management board of REAAL Verzekeringen, responsible for the Insurance Service Center. In addition, Henk Kroeze (50) will become chairman of the business unit SNS Retail Bank. He is presently Chief Financial Officer of SNS Bank.
The other two business units are SNS Property Finance and Zwitserleven, where the current chairmen of the boards will continue in that position. Marius Menkveld (52) is chairman of the management board of SNS Property Finance and Corné van Nijhuis (46) is chairman of the management board of Zwitserleven. The business units report directly to a member of the Executive Board.

Management Committee
The chairmen of the business unit management boards will all be members of a new Management Committee. The Management Committee will consist of the Executive Board, the chairmen of the business unit management boards, the Chief Information Officer and the Director of Human Resource Management. Nico Jongerius (58) is to be appointed as Chief Information Officer. Currently Nico Jongerius is responsible for IT at REAAL Verzekeringen. Ron Doevendans (53), the present Director of Human Resource Management, will also be on the Management Committee. The Management Committee will have two focal areas: business development and efficiency. The Executive Board remains final responsible for all aspects of the business operations of SNS REAAL.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer
This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Ronald Kooren
ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

SUPPLEMENT TO THE PROSPECTUS RELATING TO THE PUBLICATION OF THE PRESS RELEASE WITH RESPECT TO THE ISSUE OF CORE TIER 1 SECURITIES AND THE 3RD QUARTER 2008 TRADING UPDATE OF SNS REAAL N.V. AND MOODY'S PRESS RELEASE DATED 14 NOVEMBER 2008.

DATED 1 DECEMBER 2008

SNS REAAL

SNS REAAL N.V.

(incorporated under the laws of The Netherlands with limited liability and having its corporate seat in Utrecht)

€ 2,000,000,000 Debt Issuance Programme

Under its € 2,000,000,000 Debt Issuance Programme (the "**Programme**") described in the prospectus dated 16 July 2008 (the "**Prospectus**") SNS REAAL N.V. (the "**Issuer**") may from time to time issue notes (the "**Notes**") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined in the Prospectus), if any. Notes may be distributed by way of a public offer or private placements and, in each case, on a syndicated or non-syndicated basis. The method of distribution and the specific terms and conditions of each relevant series of Notes (a "**Series**") (or tranche thereof (a "**Tranche**")) will be stated in the relevant final terms (the "**Final Terms**").

This supplemental prospectus (the "**Supplemental Prospectus**") is prepared in connection with the publication of the press release with respect to the issue of core tier 1 securities and the 3rd Quarter 2008 trading update of SNS REAAL N.V. dated 13 November 2008 (the "**Press Release**") and the press release of Moody's dated 14 November 2008, (the "**Moody's Press Release**"), together the "**Press Releases**", as information included in the Press Releases may qualify as a significant new factor relating to the information included in the Prospectus set forth on pages 39 up to and including 62 with respect to the Press Release and pages 2, 11 and 43 with respect to the Moody's Press Release, which is capable of affecting the assessment of any Notes to be issued. Subscribers for any Notes to be issued have the right to withdraw such subscription within 2 business days following the publication of this Supplemental Prospectus.

The Press Releases with respect to the Issuer, are available on www.snsreaal.com on the subpage "investor relations" under the headings "financial press releases" (the Press Release) and "credit ratings" (the Moody's Press Release).

The Press Releases have been filed with the AFM and shall be deemed to be incorporated in, and to form part of, this Supplemental Prospectus. This Supplemental Prospectus is supplemental to, forms part of and should be read in conjunction with, the Prospectus. Terms defined in this Supplemental Prospectus shall have the same meaning in the Prospectus, unless specified otherwise.

This Supplemental Prospectus has been approved by and filed with the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the "**AFM**"). The Issuer has requested the AFM to provide the competent authorities in Luxembourg and Italy with a certificate of approval attesting that this Supplemental Prospectus has been drawn up in accordance with the Financial Supervision Act and related regulations which implement Directive 2003/71/EC (the "**Prospectus Directive**") in Dutch law ("**Notification**"). The Issuer may request the AFM to provide competent authorities in additional Member States within The European Economic Area with a Notification.

The Prospectus and this Supplemental Prospectus are available on the website of the Issuer at www.snsreaal.com as of 2 December 2008 and are available for viewing at the specified office of the Agent (69 Route d'Esch, L-2953 Luxembourg, Luxembourg) and the Other Paying Agent (Kemelstede 2, 4817 ST Breda, The Netherlands), the Amsterdam office of the Issuer at Nieuwezijds Voorburgwal 162 at Amsterdam, The Netherlands, where copies of the Prospectus, this Supplemental Prospectus, any previous supplements to the Prospectus and any documents incorporated by reference therein may also be obtained free of charge.

RESPONSIBILITY STATEMENT

Only the Issuer accepts responsibility for the information contained in this Supplemental Prospectus. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplemental Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

NOTICE

This Supplemental Prospectus should be read and understood in accordance with any amendment or supplement hereto and with any other documents incorporated therein by reference. Full information on the Issuer and any Series or Tranche of Notes is only available on the basis of the combination of the Prospectus, this Supplemental Prospectus and the relevant Final Terms.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Supplemental Prospectus, any amendment or supplement thereto, any document incorporated by reference herein, or the applicable Final Terms, or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Arranger or any Dealer.

The Prospectus is valid for 12 months following its Publication Date and this Supplemental Prospectus and any amendment or supplement hereto as well as any Final Terms reflect the status as of their respective dates of issue. The delivery of this Supplemental Prospectus or any Final Terms and the offering, sale or delivery of any Notes shall not in any circumstances imply that the information contained in such documents is correct at any time subsequent to their respective dates of issue or that there has been no adverse change in the financial situation of the Issuer since such date or that any other information supplied in connection with the Programme or the Notes is correct at any time subsequent to the date on which it is supplied or, if different, the time indicated in the document containing the same. The Arranger and any Dealer expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme. Investors should review, inter alia, the most recent financial statements of the Issuer when deciding whether or not to purchase any Notes.

Neither this Supplemental Prospectus nor any other information supplied in connection with the Programme should be considered as a recommendation by the Issuer, the Arranger or any Dealer that any recipient of this Supplemental Prospectus or any other information supplied in connection with the Programme should purchase any Notes. Accordingly, no representation, warranty or undertaking, express or implied, is made by the Arranger or any Dealer in their capacity as such. Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes (including an evaluation of the financial condition, creditworthiness and affairs of the Issuer) and the information contained or incorporated by reference in this Supplemental Prospectus, the relevant Final Terms and any supplements;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks (including, without limitation, those described in "Risk Factors" in the Prospectus).

The distribution of this Supplemental Prospectus and the Final Terms and the offer or sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Supplemental Prospectus or the Final Terms come must inform themselves about, and observe, any such restrictions. See "Subscription and Sale" in the Prospectus.

This Supplemental Prospectus does not constitute an offer or an invitation to subscribe for or purchase the Notes.

This Supplemental Prospectus may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. None of the Issuer, the Arranger and the Dealers represent that this Supplemental Prospectus may be lawfully distributed, or that Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction other than in certain Member States of the EEA of which the competent authorities have obtained a notification within the meaning of article 18 of the Prospectus Directive, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Arranger or any Dealer appointed under the Programme which would permit a public offering of the Notes or distribution of this document in any jurisdiction where action for that purpose is required, other than in certain Member States of the EEA.

SNS REAAL

Press release

PERSBERICHT

SNS REAAL completes issue of core Tier 1 securities

The Netherlands, Utrecht, 11 December 2008

On 13 November 2008, SNS REAAL announced its decision to issue € 750 million in core Tier 1 securities to the Dutch State and € 500 million in core Tier 1 securities to the Stichting Beheer SNS REAAL. Today, the transactions have been completed, with respectively the Dutch State and Stichting Beheer SNS REAAL under the reported conditions.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Ronald Kooren
ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

Press release

PERSBERICHT

Jos Nijhuis to be nominated for appointment of the SNS REAAL Supervisory Board

The Netherlands, Utrecht, 15 December 2008

The Supervisory Board of SNS REAAL N.V. announces its intention to submit the nomination of Mr Jos A. Nijhuis (51) for appointment as a member of the Supervisory Board to the General Meeting of Shareholders.
Mr Nijhuis is nominated to fill the vacancy resulting from the departure of Mr Jos V.M. van Heeswijk.

Mr Nijhuis is a board member of the Schiphol Group and will succeed Mr Cerfontaine as President & CEO of the Schiphol Group on 1 January 2009. He has worked for PricewaterhouseCoopers and its legal predecessors for many years, including as Chairman of the Management Board from 2002 to 2008. During that period, Mr Nijhuis was in charge of the strategic reorientation of PricewaterhouseCoopers (PWC) and took the initiative to make corporate responsibility an integral part of PwC's business operations. In addition, the diversity policy was introduced and implemented under his supervision.
Mr Nijhuis is nominated because of his managerial qualities, as well as his knowledge and expertise with regard to strategy, finance and risk management.

The SNS REAAL General Meeting of Shareholders will be asked to decide on Mr Nijhuis' appointment as a member of the Supervisory Board.

It is also intended to appoint Mr Nijhuis as a member of the Supervisory Boards of SNS Bank N.V. and REAAL Verzekeringen N.V.

About SNS REAAL
SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always been close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer
This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Erna van der Neut
erna.vanderneut-terbalkt@snsreaal.nl
Tel: +31 (0) 30 291 48 71

Ronald Kooren
ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

2011 JAN -5 A

File number: 16062627 Page 00001

English translation of an extract from the trade register of the Chambers of Commerce. This registration is administrated by the Chamber of Commerce for Midden Nederland

Legal person:	
Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:SNS REAAL N.V.
Statutory seat	:Utrecht
First registration in the trade register	:16-01-1991
Incorporation deed	:25-05-1987
Deed of latest amendment of articles	:28-04-2008
Authorized capital	:EUR 1.701.728.392,87
Issued capital	:EUR 426.200.360,82
Paid up capital	:EUR 426.200.360,82
There are different classes of shares	:Consult the commercial register file

Undertaking:	
Tradename(s)	:SNS REAAL SNS REAAL N.V.
Address	:Croeselaan 1, 3521BJ Utrecht
Mailing address	:Postbus 8444, 3503RK Utrecht
Telephone number	:030-2915915
Fax number	:030-2915000
Date of establishment	:25-05-1987
The legal person conducts the undertaking since	:18-12-1990
Description of business conducted	:See Dutch extract
Employees	:1341

Director(s):

Name	:Hinssen, Marinus Wilhelmus Josephus
Date and place of birth	:11-04-1956, Venlo
Date of entry into office	:01-01-1999
Title	:Lid raad van bestuur
Powers	:Authorised jointly (with other director(s), see articles)

23-12-2008 Page 00002 follows.

Date of (present) representative authority	:24-03-2004
Name	:van Keulen, Sjoerd
Date and place of birth	:22-11-1946, Schiedam
Date of entry into office	:26-11-2002
Title	:Lid Raad van Bestuur
Powers	:Authorised jointly (with other director(s), see articles)
Date of (present) representative authority	:24-03-2004
Name	:Latenstein Van Voorst, Ronald Rene
Date and place of birth	:23-07-1964, New Delhi, India
Date of entry into office	:26-11-2002
Title	:Lid Raad van Bestuur
Powers	:Authorised jointly (with other director(s), see articles)
Date of (present) representative authority	:24-03-2004

Supervisory director(s):

Name	:Kortmann, Sebastianus Constantinus Johannes Josephus
Date and place of birth	:25-07-1950, Weert
Date of entry into office	:18-12-1990
Title	:Lid raad van commissarissen
Name	:Muller, Hendrik
Date and place of birth	:27-03-1942, Hattem
Date of entry into office	:20-05-1997
Title	:Lid raad van commissarissen
Name	:van de Kar, Hans Marcel
Date and place of birth	:29-06-1943, Amsterdam
Date of entry into office	:20-05-1997
Title	:Lid raad van commissarissen
Name	:Lagerweij, Jaap Evert
Date and place of birth	:13-11-1947, Dordrecht
Date of entry into office	:12-10-2006
Title	:Lid Raad van Commissarissen

Name	:van de Kraats, Robert Jan
Date and place of birth	:08-06-1960, Amersfoort
Date of entry into office	:12-10-2006
Title	:Lid Raad vam Commissarissen
Name	:Verhagen, Hendrica Wilhelmina Petronella Maria Agatha
Date and place of birth	:30-06-1966, Veghel
Date of entry into office	:16-04-2008

Authorized signatory(signatories):

Name	:Soedjak, Rolf André Hendrik
Date and place of birth	:03-12-1949, Surabaja, Dutch East Indies
Date of entry into office	:01-11-1998
Title	:Directeur buitenland
Powers	:See Dutch extract
Commencement (present)' power of attorney	:01-06-2005
Name	:Menken, Agnes Margaretha Maria
Date and place of birth	:11-03-1968, Hazerswoude
Date of entry into office	:28-07-2000
Title	:Directeur Juridische Zaken
Powers	:See Dutch extract
Commencement (present) power of attorney	:01-01-2008
Name	:van der Leije, Leo Jacobus
Date and place of birth	:31-03-1966, Rotterdam
Date of entry into office	:01-05-2005
Title	:Directeur Fiscale Zaken
Powers	:See Dutch extract
Name	:Poppe, Pim
Date and place of birth	:19-02-1964, Amsterdam
Date of entry into office	:01-05-2005
Title	:Directeur Balansbeheer & Risicomanagement
Powers	:See Dutch extract
Name	:Beelen, Thijs
Date and place of birth	:19-12-1947, Haarlem

Date of entry into office	:01-05-2005
Title	:Directeur Personeel & Organisatie
Powers	:See Dutch extract
Name	:Starink, Monique Helena Petra
Date and place of birth	:05-07-1960, Utrecht
Date of entry into office	:01-10-2006
Title	:Leasecoördinator
Powers	:See Dutch extract
Name	:Streekstra, Ronald
Date and place of birth	:17-05-1965, Rotterdam
Date of entry into office	:01-05-2006
Title	:Directeur C&O
Powers	:See Dutch extract
Name	:Toering, Barteld
Date and place of birth	:10-08-1957, Lemsterland
Date of entry into office	:08-01-2007
Title	:Procuratiehouder SNS Financial Markets
Powers	:See Dutch extract
Name	:Goedhart, IJsbrand
Date and place of birth	:07-10-1947, Amsterdam
Date of entry into office	:08-01-2007
Title	:Procuratiehouder SNS Financial Markets
Powers	:See Dutch extract
Name	:Mondt, Jacobus Christoffel Johannes
Date and place of birth	:30-07-1959, 's-Gravenzande
Date of entry into office	:08-01-2007
Title	:Procuratiehouder SNS Financial Markets
Powers	:See Dutch extract
Name	:Berg, Robert Eduard
Date and place of birth	:20-05-1955, Amsterdam
Date of entry into office	:08-01-2007
Title	:Procuratiehouder SNS Financial Markets
Powers	:See Dutch extract
Name	:Aardenburg, Pieter Dirk
Date and place of birth	:26-05-1961, Hoorn
Date of entry into office	:08-01-2007

Powers	:See Dutch extract
Name	:de Wit, Heinrich Florenz
Date and place of birth	:06-02-1956, Alblasserdam
Date of entry into office	:01-04-2007
Title	:Secretaris Raad van Bestuur
Powers	:See Dutch extract
Name	:Dielissen, Danielle Christiene
Date and place of birth	:16-11-1969, Amersfoort
Date of entry into office	:01-01-2008
Title	:Hoofd Concern Communicatie
Powers	:See Dutch extract
Name	:van der Neut-ter Balkt, Jenneken Hendrika
Date and place of birth	:01-07-1969, Markelo
Date of entry into office	:01-01-2008
Title	:Hoofd Concern Communicatie
Powers	:See Dutch extract
Name	:Doevendans, Ronald
Date and place of birth	:26-10-1955, Haarlem
Date of entry into office	:01-07-2008
Title	:Directeur P&O Operations
Powers	:See Dutch extract
Name	:van der Kluit, Hidde Reinder Jan
Date and place of birth	:21-09-1953, Appingedam
Date of entry into office	:01-07-2008
Title	:Directeur Facilitair Bedrijf
Powers	:See Dutch extract
Name	:Boers, Ernst Johannes Gijsbertus Vincenz
Date and place of birth	:24-06-1966, Venlo
Date of entry into office	:01-04-2007
Title	:Directeur Group Finance
Powers	:See Dutch extract
Name	:Bosscha, Jacob
Date and place of birth	:07-12-1961, Amsterdam
Date of entry into office	:27-03-2008
Title	:Directeur Investor Relations
Powers	:See Dutch extract

Issued by the chamber of commerce

Utrecht, 23-12-2008
Extract has been produced at 09.13

For extract

ONLY VALID WHEN STATING A SUBSCRIPTION BY THE CHAMBER OF COMMERCE

drs H.C.W.M. Jooren
Dir. Voorlichting & Registratie

KAMER VAN KOOPHANDEL MIDDEN-NEDERLAND

SNS REAAL

Press release

persbericht

Dutch government Nominations representatives for SNS REAAL Supervisory Board

The Netherlands, Utrecht, 22 December 2008

The Dutch government has announced that the two persons it will nominate for appointment to SNS REAAL N.V.'s Supervisory Board are Charlotte Insinger (1965), member of the Executive Board of the Erasmus MC, and Ludo Wijngaarden (1947), formerly the Chairman of the ING Intermediary Division and a member of the Management Board of ING Netherlands.

The Dutch government is availing itself of its right to nominate two members for appointment to the Supervisory Board, as agreed on 12 November 2008 in the context of the reinforcement of SNS REAAL N.V.'s core capital. Both persons will be nominated for appointment by the Supervisory Board at the General Meeting of Shareholders in April 2009. Until their official appointment, both representatives will attend the Supervisory Board meetings as observers. After their appointment they will also become members of the Supervisory Boards of SNS Bank N.V. and REAAL Verzekeringen N.V.

Charlotte Insinger

Charlotte Insinger has been a member of the Executive Board of the Erasmus MC since May 2005. In addition to various medical areas, her portfolio there includes finance. Before that, she held various positions at Robeco Group, most recently as Director of Fund Administration Services. Between 1989 and 1998 she held various financial positions at Shell.

Ludo Wijngaarden

Until recently, Ludo Wijngaarden was Chairman of the ING Intermediary Division (a.o. Nationale-Nederlanden) and a member of the Management Board of ING Netherlands. Previously, he was Chairman of the Board of Postbank and the ING Retail division. He had worked at ING Group since 1988, holding several positions in both the banking and insurance divisions. Until October 2008, he was Chairman of the Dutch Association of Insurers, a member of the Board of VNO-NCW and a member of the Dutch Central Bank's Bank Council. He will serve on several supervisory boards as from 1 January 2009.

About SNS REAAL

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized enterprises. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance. From its historical background, SNS REAAL has always felt close to Dutch society. With a balance sheet total of nearly Euro 124 billion (30 June 2008), SNS REAAL is one of the major financial bancassurance companies in the Netherlands. The company has a staff of nearly 8,000 (FTE) and is headquartered in Utrecht, the Netherlands.

Disclaimer

This press release contains only factual information and should not be regarded as an opinion or recommendation concerning the purchase or sale of shares or other securities issued by SNS REAAL N.V. This press release does not contain any value judgement or predictions with respect to the financial performance of SNS REAAL N.V.

For more information please contact

SNS REAAL Corporate Communications
Manel Vrijenhoek
manel.vrijenhoek@snsreaal.nl
Tel: +31 (0) 30 291 48 44

Ronald Kooren
ronald.kooren@snsreaal.nl
Tel: +31 (0) 30 291 48 77

SNS REAAL Investor Relations
Jacob Bosscha
jacob.bosscha@snsreaal.nl
Tel: +31 (0) 30 291 42 46

Victor Zijlema
victor.zijlema@snsreaal.nl
Tel: +31 (0) 30 291 42 47

END